Filed Pursuant to Rule 424(b)(4)
Registration No. 333-253682

12,250,000 Shares Class A Common Stock $21.00 per share

This is the initial public offering of shares of Class A common stock of VIZIO Holding Corp. We are selling 7,560,000 shares of Class A common stock and the selling stockholders are selling an additional 4,690,000 shares of Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by any of the selling stockholders.

The initial public offering price of our Class A common stock is $21.00 per share. Currently, no public market exists for our Class A common stock. We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “VZIO.”

We have three classes of authorized common stock, Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock and Class C common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible at any time into one share of Class A common stock. Shares of Class C common stock have no voting rights, except as otherwise required by law, and will convert into Class A common stock, on a share-for-share basis, following the conversion or exchange of all outstanding shares of Class B common stock into shares of Class A common stock and upon the date or time specified by the holders of a majority of the outstanding shares of Class A common stock voting as a separate class. Upon the completion of this offering, no shares of Class C common stock will be issued and outstanding.

Upon the completion of this offering, all shares of Class B common stock will be held by William Wang, our Founder, Chairman and Chief Executive Officer, and his affiliates. Accordingly, upon completion of this offering, the shares beneficially owned by Mr. Wang (including shares over which he has voting control) will represent 92.1% of the total voting power of our outstanding capital stock. Mr. Wang will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. As a result, we will be a “controlled company” within the meaning of the rules of the New York Stock Exchange.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus.

	Per share	Total

Initial public offering price	$21.00	$257,250,000

Underwriting discount(1)	$1.4175	$17,364,375

Proceeds to VIZIO Holding Corp., before expenses	$19.5825	$148,043,700

Proceeds to selling stockholders, before expenses	$19.5825	$91,841,925

(1)	We refer you to “Underwriting” beginning on page 183 for additional information regarding underwriter compensation.

At our request, the underwriters have reserved up to 756,000 of the shares offered by this prospectus for sale at the initial public offering price through a directed share program. See the section titled “Underwriting—Directed Share Program” for additional information.

The underwriters may also exercise their option to purchase up to an additional 1,837,500 shares of Class A common stock from the selling stockholders, at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of Class A common stock will be ready for delivery on or about March 29, 2021.

J.P. Morgan	BofA Securities

Wells Fargo Securities	Guggenheim Securities

Needham & Company	Piper Sandler

Roth Capital Partners

The date of this prospectus is March 24, 2021.

VIZIO

Incredible TVs.

Innovative sound bars.

– MOVIES & TV –
VUDU
YouTubeTV
prime video
iHeart RADIO
peacock
tubi
Entertainment on demand.
tv
NETFLIX
Watch Free
hulu
redbox.
NBC

Incredible TVs.
Innovative sound bars.
Entertainment on demand.

We take you there.

Our Mission

Create amazing experiences for all.

VIZIO

Our Mission
Create amazing
experiences for all.
VIZIO

$2B+
Revenue
12M+
(+61% YOY)
SmartCast Active Accounts
23B+
(+95% YOY)
Total VIZIO Hours
Endless
ENTERTAINMENT
Possibilities
USA
Designed in the United States
VIZIO
Founded in 2002
Figures as of 12/31/2020 or for fiscal year 2020, as applicable. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of how we calculate Total VIZIO Hours and SmartCast Active Accounts.

Through and including April 18, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, nor the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or any related free writing prospectus. Neither we, nor the underwriters nor the selling stockholders take responsibility for, nor can provide any assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any applicable free writing prospectus is accurate only as of its date, regardless of the time of delivery or of any sale of our Class A common stock. The information may have changed since that date.

For investors outside the United States: No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

i

LETTER FROM WILLIAM WANG

FOUNDER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Start of a Vision

Twenty years ago, I boarded a plane in Taiwan, heading back home to Los Angeles. I had been working on a computer monitor company at the time, and had a series of long, exhausting meetings with many business partners. All I could think about was how much I wanted to go home and be with the people I love.

A little after takeoff, the plane crashed into a construction site.

The entire time, all I could think about was how I had to survive. How I would do anything to get home. I ran to the front of the plane, forced open the emergency door and jumped out. I’ll save you the messy details, but let’s just say that I am beyond thankful to be here today, writing you this letter.

Finally getting home after the accident was one of the best moments of my life. I remember thinking how much I loved being home, and from this thought, VIZIO was born.

Great Technology Should Be Accessible to Everyone

My dream was to make the home everyone’s favorite place. I kicked off this dream by creating VIZIO to make home entertainment accessible to everyone.

For the next eighteen years, working closely with channel partners and suppliers, my team and I have built VIZIO into one of the leading entertainment brands in America. By producing quality TVs and speakers and offering them at affordable prices, we democratize the home entertainment experience. We work hard in listening to our customers and partners and fine-tuning our products to be of superb quality. Most importantly, we make sure that we offer affordable prices, so that everyone can have access to VIZIO.

The TV Can Be So Much More

At VIZIO, we find value in the home. There is something so universally comforting about being in your own space. Yet something I’ve noticed is that, at home, we still crave ways to connect ourselves to a larger community. The TV industry has not been focused on this connection.

We want VIZIO to be that connection, to be the portal connecting the home to the outside world. We envision the VIZIO Smart TV as the center of the connected home—where families play games together, where friends watch movies together, where work and learning happen and where all things in between take place.

Imagine if your television became a central, interactive part of your home. You could stream real-time exercise classes, with an instructor giving you real-time feedback. You could connect to family thousands of miles away. Imagine if the television was a bridge between you and everything the world has to offer.

This is our vision at VIZIO. We want to create the optimal experience that will fluidly connect people to the world, all within the comfort and convenience of the home.

The Opportunity Is Ours to Build with You

Given our large customer base, we have the perfect opportunity to make the VIZIO vision for the future a reality. Millions of people out there already love their VIZIO products. We need to act fast to bring our full vision to life for them.

We have a lot to get done, but we are off to a quick start. We have cutting-edge products and powerful software. But we need to continually improve the software, and we must also keep up with the latest hardware technology and maintain quality products. At the same time, we have to stay ahead of the curve in predicting trends and figuring out what our customers desire in a portal-like Smart TV.

At VIZIO, we have a top-notch team to reach this vision. We have a strong culture based on tenacity and trust—we work hard and get things done, even when we encounter obstacles. What drives us is the desire to provide the best experience for our customers. We always think of the customers before everything.

To our shareholders, we promise that we will stay true to our values of tenacity and trust. We will not give up on our vision. I fought to survive in a plane crash, and I bring that tenacious spirit into the VIZIO team every single day. We will continue our successful hardware business, iterating on models as we’ve done before, and at the same time build our name in Smart TV software. Going public is an important milestone for us as we continue to grow and execute our goals.

The TV industry is evolving. When we started, we were simply focused on building the best possible hardware. Now, with a combination of our Smart TVs and our evolving software platform, we have a path to integrate the VIZIO experience into a lifestyle.

The evolution of TVs is calling for a revolution, and VIZIO is here to answer it. We invite you to join us on this journey!

GLOSSARY

Unless we otherwise indicate, or unless the context requires otherwise, any references in this prospectus to the following key business terms have the respective meaning set forth below:

Ad-supported Video on Demand (AVOD): Over-the-Top video services supported by serving ads. These include free platforms like YouTube TV, Pluto TV or our WatchFree and VIZIO Free Channel offerings, as well as those, like Hulu, that charge a subscription fee in addition to serving ads.

Automatic Content Recognition (ACR): Technology that tracks viewing data on connected TVs. Advertisers and content providers use this data, among other things, to measure viewership reach and ad effectiveness.

Connected home: Home electronics configuration in which appliances (such as an air conditioner or refrigerator) and devices (such as a home security system) can be controlled remotely using a mobile or other device connected to the internet.

Connected TV: A television that is connected to the internet through built-in capabilities (i.e., a Smart TV) or through another device such as a Blu-ray player, game console, or set-top box (e.g., Apple TV, Google Chromecast or Roku).

Dynamic Ad Insertion (DAI): Technology that seamlessly replaces TV ads with targeted ads from the Smart TV in real time, across multiple inputs.

HDTV: High-definition television.

Internet-of-Things (IoT): A network of devices that are connected and exchange data with other devices over the internet (e.g., connected home appliances, wearables or security systems).

Linear TV: Live, scheduled television programming distributed through cable, satellite or broadcast (antennae).

Multichannel Video Programming Distributor (MVPD): A service provider that delivers multiple television channels over cable, satellite, or wireline or wireless networks (e.g., Comcast’s Xfinity cable TV and DISH satellite TV).

Over-the-Top (OTT): Any app or website that bypasses MVPD distribution and provides streaming video content directly to viewers, over the internet (e.g., Disney+, Hulu, Netflix and YouTube TV).

Pay TV: Traditional bundle of television channels typically provided over cable or satellite by MVPDs for a subscription price.

Premium Video on Demand (PVOD): Similar to TVOD, but lets consumers access premium on-demand content at a higher price point. Examples include feature films made available alongside, or in place of, a traditional movie theater release.

SmartCast: VIZIO’s proprietary Smart TV operating system. The software platform where consumers can access VIZIO’s WatchFree and VIZIO Free Channels as well as a wide array of third-party OTT apps (e.g. Amazon Prime Video, Apple TV+, Disney+, Hulu, Netflix, Paramount+, Peacock and YouTube TV).

Smart TV: A television with built-in internet capability. Often includes an operating system.

System-on-Chip (SOC): Microchip that integrates all of the necessary electronic circuits and processors needed to power devices such as Smart TVs.

Subscription Video on Demand (SVOD): OTT services that generate revenue through selling subscriptions to consumers (e.g., Disney+ and Netflix).

Transactional Video on Demand (TVOD): Distribution method by which consumers purchase video-on-demand content on a pay-per-view basis (e.g., Amazon Prime Video rentals and Fandango Now).

Virtual Multichannel Video Programming Distributor (vMVPD): An MVPD that is delivered over the internet; interchangeable with “linear OTT” (e.g., Sling TV and YouTube TV).

WatchFree: VIZIO’s free, ad-supported OTT app. Offers access to news, sports, movies and general entertainment TV shows in a format similar to linear TV through programmed channels.

VIZIO Free Channels: VIZIO’s free, ad-supported OTT app with linear channels. Content is sourced from a variety of providers into a curated set of channels across news, sports, movies and general entertainment.

v

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Prior to the consummation of the Reorganization Transaction (as defined below) and in reference to events which took place prior to the consummation of the Reorganization Transaction, unless the context requires otherwise, the words “VIZIO,” “we,” the “Company,” “us” and “our” refer to VIZIO, Inc., a California corporation, and its subsidiaries. Subsequent to the consummation of the Reorganization Transaction and in reference to events which are to take place subsequent to the consummation of the Reorganization Transaction, unless the context requires otherwise, the words “VIZIO,” “we,” the “Company,” “us” and “our” refer to VIZIO Holding Corp., a Delaware corporation, and its subsidiaries. In addition, unless otherwise stated or the context otherwise requires, “Parent” refers to VIZIO Holding Corp., a Delaware corporation, and “California VIZIO” refers to VIZIO, Inc., a California corporation. See “—Corporate Information.” References to our “common stock” include our Class A common stock, Class B common stock and Class C common stock.

VIZIO Holding Corp.

Our Mission

VIZIO’s mission is to deliver immersive entertainment and compelling lifestyle enhancements that make our products the center of the connected home.

Overview

VIZIO is driving the future of televisions through our integrated platform of cutting-edge Smart TVs and powerful SmartCast operating system. Every VIZIO Smart TV enables consumers to search, discover and access a broad array of content. In addition to watching cable TV, viewers can use our platform to stream a movie or show from their favorite over-the-top (OTT) service, watch hundreds of free channels through our platform, including on our WatchFree and VIZIO Free Channel offerings, enjoy an enhanced immersive experience catered to gaming or access a variety of other content options. Our platform gives content providers more ways to distribute their content and advertisers more tools to target and dynamically serve ads to a growing audience that is increasingly transitioning away from linear TV.

We currently offer:

•	a broad range of high-performance Smart TVs that encompass a variety of price points, technologies, features and screen sizes, each designed to address specific consumer preferences;

•	a portfolio of innovative sound bars that deliver immersive audio experiences; and

•	a proprietary Smart TV operating system, SmartCast, which enhances the functionality and monetization opportunities of our devices.

And this is just the beginning. Today, a television is primarily viewed as an entertainment device – but our Smart TVs are capable of so much more. Our seamless integration of devices and software allows us to create new interactive use cases, such as personal communications, fitness and wellness, commerce, social interaction and dynamic entertainment experiences. We believe we can reshape the way consumers use the largest screen in their home.

Throughout our history, we have been an innovator and a market disruptor. Founded in Orange County, California in 2002, we saw an opportunity to bring U.S. consumers quality televisions and sound bars with a significantly greater value proposition. We are based in the United States. We believe this gives us a better understanding of U.S. consumer preferences. As of December 1, 2020, we have sold approximately 82.2 million televisions and 11.8 million sound bars over the lifetime of our company. According to OMDIA, VIZIO was #2 in television market share in North America on a unit shipment basis for the January 2018 to December 2020 combined period. In addition, according to The NPD Group Retail Tracking Service, VIZIO was the #1 sound bar brand in America on a unit sales basis for the January 2018 to December 2020 combined period.

We have both driven and benefitted from powerful secular trends that are transforming the way consumers, content providers and advertisers interact in the entertainment industry. Due to the proliferation of high-speed internet access and a growing array of content options, we foresaw that consumers would shift increasing amounts of their entertainment into the home. In 2009, we embedded the Netflix application directly on a TV, bypassing the need for additional, externally connected hardware to stream OTT content. Building on this success, we launched our upgraded operating system in 2016, known today as SmartCast, driving consumers to change the way they access and consume content. Through our acquisition of Inscape in 2015, which enhanced our data capabilities including our proprietary Automatic Content Recognition (ACR) technology, we offer valuable data-driven insights and targeting opportunities for our advertisers. Our easy-to-use and integrated platform gives content providers an additional distribution channel and offers advertisers incremental reach to a growing audience that is transitioning away from linear TV.

We have accomplished all of this by staying faithful to our founding principle that VIZIO is “Where Vision Meets Value,” and that same principle will continue to guide us as we move forward.

The success of our Device business has created a massive growth opportunity for us. Our Smart TVs provide us with the opportunity to add consumers that are actively engaged with our SmartCast operating system, which in turn, expands our Platform+ monetization opportunities. While we generate the significant majority of our total net revenue from sales of our Smart TVs and sound bars, our Platform+ net revenue has grown 304.4% from $36.4 million in 2018 to $147.2 million in 2020. We believe that Platform+ will be the key driver of our future margin growth and financial performance.

Our key financial metrics for 2018, 2019 and 2020 included:

	2018	2019	2020
	(in thousands)
Total net revenue	$1,780,730	$1,836,799	$2,042,473
Total gross profit	$110,261	$165,165	$296,358
Net income (loss)	$(156)	$23,086	$102,475
Adjusted EBITDA(1)	$584	$37,604	$138,971

(1)

We define Adjusted EBITDA, a non-GAAP financial metric, as total net income before interest income (expense), net, other income, net, provision for (benefit from) income taxes, depreciation and amortization and stock-based compensation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Non-GAAP financial measure” for a reconciliation between Adjusted EBITDA and net income, the most directly comparable generally accepted accounting principle (GAAP) financial measure and a discussion about the limitations of Adjusted EBITDA.

Our key business metrics for 2018, 2019 and 2020 included:

	2018	2019	2020
	(in millions, except dollars)
Smart TV Shipments(1)	4.4	5.9	7.1
SmartCast Active Accounts(1) (as of December 31)	3.6	7.6	12.2
SmartCast Average Revenue Per User (ARPU)(1)(2)	N/A	$7.31	$12.99

(1)	For a discussion of how we calculate our key business metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”
(2)	Prior to 2019, we did not track SmartCast ARPU and as such we do not present this metric for 2018.

Our Businesses

We operate two distinct but fully integrated businesses: Device and Platform+.

Device

We offer a portfolio of cutting-edge Smart TVs and a versatile series of sound bars that provide an immersive consumer entertainment experience and cater to a range of different consumer price segments. Our devices are sold both in stores and online, including at major national retailers, such as Amazon, Best Buy, Costco, Sam’s Club, Target and Walmart. We also sell our devices through our online channel at VIZIO.com. Through our strong and long-standing relationships with our retailers, our product lines are well distributed across the country, which attracts consumers across a broad range of demographics. By working closely with our suppliers, we have been able to focus our resources on design, marketing and distribution.

Platform+

Platform+ is comprised of SmartCast, our award-winning Smart TV operating system, which enables our fully integrated entertainment solution, and Inscape, which powers our data intelligence and services.

SmartCast delivers a compelling array of content and applications through an elegant and easy-to-use interface. It supports many of the leading streaming apps, such as Amazon Prime Video, Apple TV+, Disney+, Hulu, Netflix, Paramount+, Peacock and YouTube TV, and hosts our own free, ad-supported apps, WatchFree and VIZIO Free Channels. SmartCast also supports Apple AirPlay 2 and Chromecast functionalities to allow users to stream additional content from their other devices to our Smart TVs. It provides broad support for third-party voice platforms, including Amazon Alexa, Apple HomeKit and Google Voice Assistant, as well as second screen viewing to offer additional interactive features and experiences.

Our proprietary Inscape technology enables ACR, which identifies most content displayed on the Smart TV screen regardless of the input. We aggregate this viewing data to increase transparency and enhance targeting abilities for our advertisers. Additionally, we are a leader in driving the innovation and development of Dynamic Ad Insertion (DAI). We launched Project OAR (Open, Accessible, Ready), an industry consortium working directly with many of the largest television networks to establish a technology standard to advance the adoption of DAI and addressable advertising. The adoption of our DAI technology is in its early stages and is an example of our innovation in the marketplace.

We monetize Platform+ through several avenues:

Advertising

•	Ad-supported Video on Demand (AVOD): Ad inventory on services such as WatchFree, VIZIO Free Channels and certain third-party AVOD services

•	Home screen: Ad placements on the SmartCast home screen

•	Partner marketing: Images of content and available apps on our television cartons

Data licensing

•	Inscape: Data licensing fees from ad technology companies, ad agencies and networks to aid ad buying decisions or to enable DAI capabilities

Content distribution, transactions and promotion

•

Subscription Video on Demand (SVOD) and Virtual Multichannel Video Programming Distributor (vMVPD): Revenue shared by SVOD and vMVPD services on new user subscriptions activated or reactivated through our platform

•	Premium Video on Demand (PVOD) and Transaction Video on Demand (TVOD): Revenue shared by PVOD and TVOD services for purchases made on our platform

•	Branded buttons on remote controls: Dedicated shortcuts for content providers

Industry Trends

We have both driven and benefitted from powerful secular trends that are transforming the way consumers, content providers and advertisers interact in the entertainment industry, including:

•	Proliferation of Smart TVs and shifting consumer viewing preferences

•	Increasingly connected home ecosystem

•	Linear TV ad spend shifting to OTT

Future Role of the TV in the Home

We believe we are well positioned to capitalize on these trends and drive the next big shift in the television landscape. Consider everything in a home that can currently be controlled from a smart phone—things like setting a thermostat, adjusting the lights, controlling the refrigerator or setting the alarm. Our vision is for VIZIO Smart TVs to become the center of the connected home and empower these and many other functions.

We have invested in this future, including through the introduction of our SmartCast platform, and we intend to continue to improve our innovative features, such as mobile app control, IoT voice support and our dynamic operating system to augment such connectivity. Over time, we envision consumers using their VIZIO Smart TVs for:

•	Communication: Engaging with social networks, using messaging services and accessing telecommuting features such as video conferencing.

•	Fitness and wellness: Connecting to interactive fitness and wellness services, such as personal training sessions and exercise tracking, from the comfort of their own living room.

•	Commerce: Browsing online shopping services, purchasing products featured on TV as part of dynamic ads and placing food orders on delivery services through voice control.

•	Community: Hosting virtual, integrated watch parties for the latest movie or the big game; watching live sports on TV will become an interactive experience through play-along gaming.

•	Dynamic entertainment experiences: Attending virtual concerts or sporting events offering viewer-controlled, multi-cam experiences.

These services create opportunities for in-app transactions and we believe that by enabling these transactions we will increase monetization on our platform.

Our Market Opportunity

We believe we have a sizable market opportunity in Smart TVs. Beyond this opportunity, we have large market opportunities spanning the television advertising and SVOD markets, as well as the developing connected home market.

•

According to eMarketer, U.S. linear TV advertising spend was $70.6 billion in 2019. As viewership grows, connected TV advertising creates a more valuable audience through its targeting abilities. eMarketer forecasted that connected TV advertising will increase from $6.4 billion in 2019 to $18.3 billion in 2024.

•	According to PwC, U.S. consumers spent $18.2 billion in 2019 on SVOD and TVOD services and these markets are expected to grow to $30.9 billion in 2024.

As we expand the functionalities of our Smart TVs and SmartCast operating system, we expect to generate recurring revenue by facilitating additional services.

Our Products

While our Smart TVs and sound bars continue to generate the majority of our total net revenue, we believe our advertising products offer the largest opportunity to profitably grow our business. We intend to significantly invest in expanding our advertising capabilities further accelerating the secular shift to connected TV advertising.

Advertising

Our advertising products benefit advertisers and content providers by offering a range of options to connect with our audience. Our primary advertising products include:

•

Ad inventory: Through WatchFree and VIZIO Free Channels, we offer a broad range of advertising inventory across a variety of programming genres. We sell 15-, 30- and 60-second video ads for this programming and enable product sponsorships and promotional channels to drive shopping. We also negotiate inventory shares with certain AVOD apps.

•

Promotional ads: Our home screen is a powerful tool that helps consumers discover new content and easily find their favorite apps and shows. We sell advertising space in our Hero Banner and Discover Banner, allowing content providers options to showcase a movie or show. We also offer content providers the opportunity to purchase buttons on our remote controls to facilitate easy access to their apps.

•	Viewing data: We utilize our ACR technology to help advertisers and AVOD apps deliver more relevant ads to consumers.

Smart TVs

Our broad Smart TV portfolio consists of five series, each designed to target a specific consumer segment and their preferences for high picture quality, powerful processing and video performance, smart capabilities, a wide variety of content, streamlined connectivity and convenience features, and a stylish, modern industrial design.

Sound bars

Our broad collection of high-performance sound bars delivers the home theater experience with immersive sound, powerful performance and modern designs optimized to fit the user’s room and television size.

Our Key Differentiators

Founder-led team with clear vision

William Wang founded VIZIO in 2002, with a dream for making home entertainment accessible to everyone. As our Chairman and CEO, he leads our vision to position the Smart TV as the center of the connected home. We strive to live by his founding principle of “Where Vision Meets Value” by providing high-quality, feature-rich products at affordable pricing. Our commitment to value while delivering high performance enables us to attract consumers and deliver on our vision.

Trusted brand with history of innovation

We have built a strong and trusted brand that symbolizes premium technology, quality and value. The VIZIO platform provides consumers with cutting-edge picture and audio performance that enhances the entertainment experience, while being easy to use and connecting viewers to a broad array of content. We have developed a reputation as a visionary company and market disruptor.

Unique asset-light operating model with outsourced manufacturing and supply chain excellence

We have created and continue to leverage an asset-light operating model with outsourced manufacturing that provides scale-driven cost savings and greater flexibility. Our manufacturing partners maintain the full production process for our Smart TVs and sound bars while we focus on designs, product specifications, marketing and distribution. We work very closely with our manufacturing partners in providing exceptional service to consumers throughout the warranty period.

Integrated hardware and software solutions

We have evolved from being a designer of cutting-edge televisions to becoming a pioneer of Smart TVs. Our integrated offering enables us to have full control over the user experience. Equipped with our SmartCast operating system, our Smart TVs offer consumers a unified solution for their entertainment needs, allowing us to generate recurring revenue and deliver significant lifetime value, which further enables us to deploy competitive Smart TVs in the future.

Broad access to OTT services provide multiple revenue streams

Our platform provides consumers with seamless access to many popular OTT services, including Amazon Prime Video, Apple TV+, Disney+, Hulu, Netflix, Paramount+, Peacock and YouTube TV. Our largest monetization opportunity stems from third-party content through WatchFree, VIZIO Free Channels and select AVOD platforms. On these services, we receive ad inventory that we sell directly to brands, ad agencies and programmatic connected TV ad buyers. We facilitate a win-win relationship with our content providers by acting as another distribution channel for their content.

Platform+ is well-positioned to monetize the shift to OTT

The consumer shift away from linear TV has disrupted the traditional TV advertising model, which is undergoing a transition to OTT. Smart TVs offer an attractive value proposition for advertisers to reach cord-cutters who have disconnected their Pay TV subscription or consumers who have never subscribed to Pay TV in a more targeted way. Our large Smart TV footprint in the United States provides us with the scale to reach a growing audience of consumers who are shifting away from linear TV. Through WatchFree and VIZIO Free Channels, we offer ad inventory that is attractive to both programmatic and direct advertising buyers. Additionally, we effectively monetize advertising capabilities by leveraging our data and technologies, including ACR, to offer increased transparency and enhanced targeting abilities to advertisers.

The VIZIO Value Proposition

Consumers

For consumers, we deliver a premium and interactive entertainment experience at an affordable price. We offer a large portfolio of Smart TVs and sound bars, and our SmartCast operating system provides many of the leading streaming apps through an easy-to-use interface.

Retailers

For retailers, we provide quality, affordable and competitive products that attract consumers across a broad range of demographics, driving additional consumers to these retailers and helping grow their revenue.

Content providers

For content providers, our large base of Smart TVs that are in millions of homes across the United States provides an additional avenue to increase viewership and subscriptions. SmartCast enables them to reach a growing audience that is shifting away from linear TV.

Advertisers

For advertisers, we offer truly incremental reach to linear TV advertising as many VIZIO consumers either do not connect a cable or satellite box to their Smart TVs, or supplement their linear TV viewing with streaming content. Additionally, we expect our ACR and DAI capabilities to allow for more targeted advertising, including for those consumers who view linear TV on our Smart TVs.

Our Growth Strategy

Increase the sales of our Smart TVs

Our current market position reflects consumer demand for our cutting-edge technology at affordable prices. We will continue to invest in designing and developing new features, as well as in our sales and marketing, to increase the sales of our Smart TVs.

Grow awareness and adoption of SmartCast

By selling Smart TVs, we have the opportunity to bring additional consumers onto our SmartCast operating system. Through a combination of a vast array of content from leading third-party apps and expanding our platform’s functionalities, we are focused on making SmartCast the primary source for content streaming and driving SmartCast Active Accounts.

Drive user engagement

Our SmartCast operating system is the gateway to a streamlined entertainment experience, and we believe that SmartCast can one day power the connected home. SmartCast provides consumers with access to a broad range of content, and our intuitive user interface can deliver a wide variety of relevant, personalized content recommendations based on user viewing behavior. By growing our content library, delivering a more personalized viewing experience and increasing the functionalities of our Smart TVs, we can enhance the consumer experience and drive user engagement.

Grow SmartCast ARPU

We expect to grow SmartCast ARPU as we increase our monetization capabilities and the hours spent on our platform. Increasing advertising on our platform is currently the largest opportunity to enhance our

SmartCast ARPU. We intend to leverage our significant market share in U.S. homes, our engaged user base on SmartCast, our Inscape data capabilities and investments in our advertising sales force to increase our advertising revenue.

Risk Factors Summary

Our ability to successfully operate our business is subject to numerous risks, including those identified in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•

Decreases in average selling prices of our Smart TVs and other devices may reduce our total net revenue, gross profit and net income, particularly if we are not able to reduce our expenses commensurately.

•

We depend on sales of our Smart TVs for a substantial portion of our total net revenue, and if the volume of these sales declines or is otherwise less than our expectations, we could lose market share or our Device net revenue may not grow at the rate we expect and our business, financial condition and results of operations may suffer.

•

If we fail to keep pace with technological advances in our industry, or if we pursue technologies that do not become commercially accepted, consumers may not buy our devices, and our revenue and profitability may decline.

•

We compete in rapidly evolving and highly competitive markets, and we expect intense competition to continue, which could result in a loss of our market share and a decrease in our revenue and profitability and may harm our growth prospects.

•

If we are unable to provide a competitive entertainment offering through SmartCast, our ability to attract and retain consumers would be harmed, as they increasingly look for new ways to access, discover and view digital content.

•	Platform+ has experienced recent rapid growth, and our future success depends in part on our ability to continue to grow Platform+.

•

A small number of retailers account for a substantial majority of our Device net revenue, and if our relationships with any of these retailers is harmed or terminated, or the level of business with them is significantly reduced, our results of operations may be harmed.

•

If we do not effectively maintain and further develop our device sales channels, including developing and supporting our retail sales channels, or if any of our retailers experience financial difficulties or fails to promote our devices, our business may be harmed.

•

We depend on a limited number of manufacturers for our devices and their components. If we experience any delay or disruption, or quality control problems with our manufacturers in their operations, we may be unable to keep up with retailer and consumer demand for our devices, we could lose market share and revenue and our reputation, brand and business would be harmed.

•

We and our third-party service providers collect, store, use, disclose and otherwise process information collected from or about consumers of our devices. The collection and use of personal information subjects us to legislative and regulatory burdens, and contractual obligations, and may expose us to liability.

•

A breach of the confidentiality or security of information we hold or of the security of the computer systems used in and for our business could be detrimental to our business, financial condition and results of operations.

•

Third parties may claim we are infringing, misappropriating or otherwise violating their intellectual property rights and we could be prevented from selling our devices, or suffer significant litigation expense, even if these claims have no merit.

•

Our net revenue and net income vary significantly from quarter to quarter due to a number of factors, including changes in demand for the devices we sell, including seasonal fluctuations reflecting traditional retailer and consumer purchasing patterns.

•

After this offering, you will own single-vote-per-share Class A common stock while shares of our 10-vote-per-share Class B common stock held by our Founder, Chairman and Chief Executive Officer, William Wang, and his affiliates will represent a substantial majority of the voting power of our outstanding capital stock. As a result, Mr. Wang will continue to have control over our company after this offering, which will severely limit your ability to influence or direct the outcome of key corporate actions and transactions, including a change in control.

•

We are a “controlled company” within the meaning of the New York Stock Exchange rules. As a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Our Capital Structure

Upon the closing of this offering, we will have three classes of common stock. Our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share, our Class B common stock has 10 votes per share, and our Class C common stock has no voting rights, except as otherwise required by law.

Upon the completion of this offering, all shares of Class B common stock will be held by William Wang, our Founder, Chairman and Chief Executive Officer and his affiliates. In addition, Mr. Wang has entered into voting agreements whereby he will maintain voting control over the shares of Class B common stock held by his affiliates. Accordingly, upon completion of this offering, the shares beneficially owned by Mr. Wang (including shares over which he has voting control) will represent 92.1% of the total voting power of our outstanding capital stock. Mr. Wang will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Shares of our Class C common stock, which entitle the holder to zero votes per share, will not be issued and outstanding at the closing of the offering and we have no current plans to issue shares of Class C common stock. These shares will be available to be used in the future to further strategic initiatives, such as financings or acquisitions, or issue future equity awards to our service providers. Because the shares of Class C common stock have no voting rights (except as otherwise required by law), the issuance of such shares will not result in further dilution to the voting power held by Mr. Wang. Further, one of the events that will result in the final conversion of all of the outstanding shares of Class B common stock is the date fixed by the board of directors that is no less than 61 days and more than 180 days following the first date after the completion of this offering that the number of shares of Class B common stock held by Mr. Wang and his affiliates is less than 25% of the Class B common stock held by Mr. Wang and his affiliates as of the date of the completion of this offering (the 25% Ownership Threshold).

The multi-class structure of our common stock is intended to ensure that, for the foreseeable future, Mr. Wang continues to control or significantly influence our governance which we believe will permit us to continue to prioritize our long-term goals rather than short-term results, to enhance the likelihood of stability in the composition of our board of directors and its policies, and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. This multi-class structure is intended to preserve this control until Mr. Wang departs our company or the 25% Ownership Threshold is no longer met.

Controlled Company Status

Following this offering, because William Wang, our Founder, Chairman and Chief Executive Officer will control more than 50% of the voting power of our Class A and Class B common stock, we will be considered a “controlled company” under the New York Stock Exchange rules. As such, we are permitted to opt out of compliance with certain New York Stock Exchange corporate governance requirements and we intend to rely on certain of such exemptions. Accordingly, stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.” See “Risk Factors—We are a “controlled company” within the meaning of the New York Stock Exchange rules. As a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.”

Corporate Information

California VIZIO was formed as a California corporation in October 2002, and we launched our principal operations in 2003. California VIZIO was originally incorporated as V, Inc. and was renamed VIZIO, Inc. in March 2007. In December 2020, we began reorganizing in Delaware by forming Parent as a Delaware corporation. On March 12, 2021, pursuant to an agreement and plan of merger, VIZIO Reorganization Sub, LLC, a wholly owned subsidiary of Parent, merged with and into California VIZIO, with California VIZIO surviving as the wholly owned subsidiary of Parent. As a result of this transaction, referred to throughout this prospectus as the Reorganization Transaction:

•	Parent became a holding company with no material assets other than 100% of the equity interests of California VIZIO;

•

Each share of Class A common stock and Series A convertible preferred stock, respectively, of California VIZIO was cancelled in exchange for the issuance of one share of Class A common stock and Series A convertible preferred stock, respectively, of Parent;

•	Parent will consolidate the financial results of California VIZIO and its subsidiaries;

•

Parent assumed the 2007 Incentive Award Plan and 2017 Incentive Award Plan of California VIZIO, and the options and other awards granted thereunder, on a one-for-one basis and on the same terms and conditions; and

•	All of our business operations will continue to be conducted through California VIZIO and its subsidiaries.

Between Parent’s incorporation in December 2020 and the completion of the Reorganization Transaction, Parent did not conduct any activities other than those incidental to its formation and the preparation of this prospectus. Accordingly, our consolidated financial statements and other financial information included in this prospectus reflect the results of operations and financial position of California VIZIO and its subsidiaries.

Our principal executive offices are located at 39 Tesla, Irvine, California 92618, and our telephone number is (949) 428-2525. Our website is located at www.VIZIO.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our Class A common stock.

VIZIO® and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of VIZIO, Inc. Solely for convenience, our trademarks, tradenames, and service marks referred to in this prospectus appear without the ®, TM, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, tradenames, and service marks. This prospectus contains additional trademarks, tradenames, and service marks of other companies that are the property of their respective owners.

THE OFFERING

Class A common stock offered:

By us	7,560,000 shares

By the selling stockholders	4,690,000 shares

Total	12,250,000 shares

Underwriters’ option to purchase additional shares	The selling stockholders have granted the underwriters an option to purchase an additional 1,837,500 shares of Class A common stock.

Class A common stock to be outstanding after the offering	85,079,223 shares (or 85,446,537 shares if the underwriters exercise in full their option to purchase additional shares from the selling stockholders)

Class B common stock to be outstanding after the offering	98,633,025 shares (or 98,265,711 shares if the underwriters exercise in full their option to purchase additional shares from the selling stockholders)

Class C common stock to be outstanding after the offering	None

Class A, Class B and Class C common stock to be outstanding after the offering	183,712,248 shares

Use of proceeds

We estimate that the net proceeds from our sale of shares of Class A common stock in this offering at the initial public offering price of $21.00 per share will be approximately $144.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We also intend to use $14.0 million of the net proceeds from this offering to satisfy a licensing payment that will become due in connection with this offering. We may use up to $11.9 million of the net proceeds from this offering to satisfy tax withholding obligations for certain restricted stock awards that vested on the date that the registration statement of which this prospectus forms a part was declared effective by the SEC. We may also use further net proceeds from this offering to satisfy tax withholding obligations for certain restricted stock awards that will vest after the date of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Voting rights

On all matters to be voted upon by our common stockholders, holders of our Class A common stock are entitled to one vote per share, holders of our Class B common stock are entitled to 10 votes per share and holders of our Class C common stock have no voting rights, except as otherwise required by law. Shares of our Class A and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by law or our amended and restated certificate of incorporation. See “Description of Capital Stock.”

Controlled company

Immediately following completion of this offering, the shares beneficially owned by Mr. Wang (including shares over which he has voting control) will represent 92.1% of the total voting power of our outstanding capital stock. As a result, Mr. Wang will be able to control the outcome of all matters submitted to a vote of our stockholders, including, for example, the election of directors, amendments to our certificate of incorporation and mergers or other business combinations. See “Description of Capital Stock.” In addition, we are able to avail ourselves of the controlled company exemption under the corporate governance requirements of the New York Stock Exchange, so you will not have the same protections afforded to stockholders of companies that are subject to all of such requirements.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before investing in shares of our Class A common stock.

Directed share program

At our request, the underwriters have reserved up to 756,000 of the shares offered by this prospectus for sale at the initial public offering price through a directed share program available to directors, officers, employees and their friends and family members. The sales will be administered by J.P. Morgan Securities LLC, an underwriter in this offering. We do not know if these parties will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. Additionally, except in the case of shares purchased by any director or officer, shares purchased through the directed share program will not be subject to a lock-up restriction. See the section titled “Underwriting—Directed Share Program” for additional information.

New York Stock Exchange trading symbol	“VZIO”

The number of shares of Class A common stock, Class B common stock and Class C common stock that will be outstanding after this offering is based on 77,519,223 shares of our Class A common stock, 98,633,025 shares of our Class B common stock and no shares of our Class C common stock outstanding, in each case as of December 31, 2020, after giving effect to the Reorganization Transaction, the Forward Stock Split, the Series A Conversion, the RSA Forfeiture and the Class B Stock Exchange described below, as if they had occurred on December 31, 2020, and includes:

•

47,203,623 shares of our Class A common stock, which reflects an actual 150,831,648 shares of Class A common stock outstanding (including 1,415,700 shares of restricted stock, certain of which will be forfeited to us to satisfy tax withholding obligations in connection with this offering), reduced by (i) 4,995,000 shares of our Class A common stock forfeited in the RSA Forfeiture (as defined below) and (ii) 98,633,025 shares exchanged in the Class B Stock Exchange (as defined below);

•	30,315,600 additional shares of our Class A common stock following the conversion of our Series A convertible preferred stock in the Series A Conversion (as defined below); and

•	98,633,025 shares of our Class B common stock, which reflects the shares to be issued in the Class B Stock Exchange.

The number of shares of our Class A common stock and Class B common stock outstanding as of December 31, 2020 excludes the following:

•

14,542,173 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2017 Incentive Award Plan (2017 Plan) as of December 31, 2020 at a weighted average exercise price of $4.37 per share;

•	688,068 shares of our Class A common stock issuable upon the exercise of options granted after December 31, 2020 at an exercise price of $8.55 per share;

•

1,874,250 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2007 Incentive Award Plan (2007 Plan) as of December 31, 2020 at a weighted average exercise price of $2.57 per share;

•	2,034,972 shares of our Class A common stock subject to RSUs outstanding as of December 31, 2020;

•	5,085,000 shares of our Class A common stock subject to RSUs granted after December 31, 2020;

•

14,435,442 shares of our Class A common stock reserved for future issuance under our 2017 Plan (reflecting 20,208,510 shares reserved as of December 31, 2020 reduced by the equity awards granted after December 31, 2020 described above); and

•	1,800,000 shares of our Class A common stock to be reserved for future issuance under our 2021 Employee Stock Purchase Plan (our ESPP), which became effective prior to the completion of this offering.

Our 2017 Plan and our ESPP provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

In addition, unless otherwise indicated, all information in this prospectus assumes and reflects:

•

the consummation of the Reorganization Transaction, including the issuance to the former holders of all of the outstanding shares of Class A common stock and Series A preferred stock of California VIZIO of an equivalent number of shares of Class A common stock or Series A preferred stock, as applicable, of VIZIO Holding Corp.;

•

a nine-for-one split of our Class A common stock effected on March 15, 2021 (the Forward Stock Split), including an increase in the authorized shares of our capital stock, with all share, option, RSU and per share information for all periods presented in this prospectus adjusted to reflect the Forward Stock Split on a retroactive basis;

•

the conversion of all of the outstanding shares of our Series A convertible preferred stock into shares of our Class A common stock (the Series A Conversion), with each share of Series A convertible preferred stock converting into 225 shares of Class A common stock due to the Forward Stock Split and a prior 25-for-one split of our Class A common stock;

•	the filing of our amended and restated certificate of incorporation, which will occur concurrently with the completion of this offering;

•	the forfeiture of 4,995,000 shares of our Class A common stock subject to restricted stock awards subsequent to December 31, 2020 (the RSA Forfeiture);

•

no forfeiture of certain shares of our Class A common stock for the purpose of satisfying withholding taxes due upon the vesting of 944,775 shares of Class A common stock subject to restricted stock awards in connection with this offering;

•

the exchange of all of the shares of our Class A common stock held by William Wang, our Founder, Chairman and Chief Executive Officer and certain of his affiliated entities into an equivalent number of shares of our Class B common stock, which exchange will occur immediately prior to the completion of this offering pursuant to the terms of an exchange agreement (the Class B Stock Exchange);

•	the conversion of shares of Class B common stock held by Mr. Wang and his affiliates following the Class B Stock Exchange into shares of Class A common stock prior to their sale in this offering;

•	no exercise of options or vesting of RSUs subsequent to December 31, 2020; and

•	no exercise of the underwriters’ option to purchase additional shares from the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes the consolidated financial data of California VIZIO for the periods presented and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of California VIZIO and related notes appearing elsewhere in this prospectus. Prior to the completion of the Reorganization Transaction, VIZIO Holding Corp. will not conduct any activities other than those incidental to its formation and the preparation of this prospectus. Accordingly, our consolidated financial statements and other financial information included in this prospectus reflect the results of operations and financial position of California VIZIO and its subsidiaries. See “Prospectus Summary—Corporate Information.” The summary consolidated statements of income data for the years ended December 31, 2018, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except per share data)
Net revenue:
Device	$1,744,353	$1,773,600	$1,895,275
Platform+	36,377	63,199	147,198

Total net revenue	1,780,730	1,836,799	2,042,473

Cost of goods sold:
Device	1,656,082	1,648,583	1,710,776
Platform+	14,387	23,051	35,339

Total cost of goods sold	1,670,469	1,671,634	1,746,115

Gross profit:
Device	88,271	125,017	184,499
Platform+	21,990	40,148	111,859

Total gross profit	110,261	165,165	296,358

Operating expenses:
Selling, general and administrative	95,753	108,983	130,884
Marketing	19,161	22,656	31,279
Depreciation and amortization	5,030	4,134	2,296

Total operating expenses	119,944	135,773	164,459

Income (loss) from operations	(9,683)	29,392	131,899
Interest income (expense), net	(1,633)	1,178	12
Other income (expense), net	10,532	235	532

Total non-operating income	8,899	1,413	544

Income (loss) before income taxes	(784)	30,805	132,443
Provision for (benefit from) income taxes	(628)	7,719	29,968

Net income (loss)	$(156)	$23,086	$102,475

Total comprehensive income (loss):
Net income (loss)	(156)	23,086	102,475
Foreign currency translation adjustments	330	(125)	721

Comprehensive income (loss)	174	23,211	103,196

Earnings per share:
Basic	$0.00	$0.12	$0.56
Diluted	$0.00	$0.12	$0.55
Weighted average shares outstanding:
Basic	137,961	144,127	144,381
Diluted	137,961	147,063	147,012

Consolidated Balance Sheet Data

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Cash and cash equivalents and investments	$207,728	$207,140	$337,178
Working capital(3)	64,094	63,507	207,550
Total assets	774,982	774,395	904,433
Total liabilities	625,751	625,751	611,751
Convertible preferred stock	2,565	—	—
Total stockholders’ equity	149,231	148,643	292,680

(1)

The pro forma column in the consolidated balance sheet data table above reflects (i) the consummation of the Reorganization Transaction prior to the completion of this offering; (ii) the occurrence of the Series A Conversion upon the completion of this offering; (iii) the payment of dividends totaling an aggregate of $0.6 million to holders of our Series A preferred stock accruing through the consummation of this offering, substantially all of which had been accrued as of December 31, 2020; (iv) the filing of our amended and restated certificate of incorporation prior to the completion of this offering; (v) the RSA Forfeiture and (vi) the occurrence of the Class B Stock Exchange immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance by us of shares of our Class A common stock in this offering at the initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of $14.0 million of the net proceeds from this offering to satisfy a licensing payment that will become due in connection with this offering.

(3)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measure

In addition to our financial information presented in accordance with GAAP, we believe Adjusted EBITDA is useful to investors in evaluating our operating performance. We define Adjusted EBITDA, a non-GAAP financial metric, as total net income before interest income (expense), net, other income, net, provision for (benefit from) income taxes, depreciation and amortization and stock-based compensation. We use Adjusted EBITDA in conjunction with net income (loss) as part of our overall assessment of our operating performance and the management of our working capital needs. Our definition of Adjusted EBITDA may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish Adjusted EBITDA or similar metrics. Furthermore, Adjusted EBITDA has certain limitations in that it does not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP, including net income (loss).

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net income (loss)	$(156)	$23,086	$102,475
Adjusted EBITDA(1)	$584	$37,604	$138,971

(1)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Non-GAAP financial measure” for a reconciliation between Adjusted EBITDA and net income, the most directly comparable generally accepted accounting principle (GAAP) financial measure.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and all the other information in this prospectus, before you decide to purchase any shares of our Class A common stock. Many of the risks and uncertainties described below may be exacerbated by the ongoing COVID-19 pandemic and any worsening of the global business and economic environment as a result. If any of the following risks actually occur, our business, financial condition or results of operations may be harmed and you may lose all or part of your investment.

Risks Relating to Our Industry and Business

Decreases in average selling prices of our Smart TVs and other devices may reduce our total net revenue, gross profit and net income, particularly if we are not able to reduce our expenses commensurately.

The selling prices of televisions, sound bars and other media entertainment devices typically decline over time for a variety of reasons, including increased price competition, excess manufacturing capacity and the introduction of new devices and technology. If we are unable to anticipate and counter declining selling prices during the lifecycle of our devices, our total net revenue, gross profit and results of operations may be harmed.

We sell the vast majority of our devices to various retailers that in turn sell our devices to the end consumer. In most situations, these retailers offer several brands of similar devices. The consumer’s decision on which brand to purchase can be impacted by a host of factors including price, and retailers will not purchase our devices from us if they are unable to sell them to consumers at a profit. As a result, if we are unable to offer devices to retailers at competitive prices, our business, financial condition and results of operations may be harmed.

Companies that sell media entertainment devices, including us, are vulnerable to cyclical market conditions that can cause a decrease in device prices. Intense competition and expectations of growth in demand across the industry may cause media entertainment device companies or their suppliers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in production capacity. During these surges in capacity, retailers can exert strong downward pricing pressure, resulting in sharp declines in prices and significant fluctuations in Device gross margin. Furthermore, we may provide our retailers with price protection credits in the form of rebates for devices that decrease in price during the device’s life cycle. While, in certain instances, we seek to pass through the costs associated with price protection rebates to our manufacturers, we may not be able to do so in full or in part, which may harm our Device gross margin.

In order to sell devices that have a declining purchase price while maintaining our Device gross margin, we need to continually reduce device and sourcing costs. To manage sourcing costs, we collaborate with our third-party manufacturers to attempt to engineer cost-effective designs for our devices. In addition, we rely on our third-party manufacturers to manage the prices paid for components used in our devices, especially key components such as LCD and OLED panels. We must also manage our logistics and other costs to reduce overall device costs. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or declining prices. We cannot guarantee that we will be able to achieve any or sufficient cost reductions to enable us to reduce the price of our devices to remain competitive without margin declines, which could be significant.

We also need to continually introduce new devices, in particular Smart TVs, with higher gross margins in order to maintain our Device gross margin. Although we may be able to take advantage of the higher selling prices typically associated with new devices and technologies when they are first introduced in the market, such prices decline over time, and in certain cases very rapidly, as a result of market competition or otherwise. We may not be successful in improving or designing new devices, or delivering our new or improved devices to market in a timely manner.

If we are unable to effectively anticipate and counter declining prices during the lifecycle of our devices, or if the prices of our devices decrease faster than the speed at which we are able to reduce our manufacturing costs, our total net revenue, gross profit and results of operations may be harmed.

We depend on sales of our Smart TVs for a substantial portion of our total net revenue, and if the volume of these sales declines or is otherwise less than our expectations, we could lose market share or our Device net revenue may not grow at the rate we expect and our business, financial condition and results of operations may suffer.

A substantial portion of our total net revenue has been derived from the sale of Smart TVs. Sales of Smart TVs accounted for 79%, 88% and 85% of our net revenue for the years ended December 31, 2018, 2019 and 2020, respectively. A decline in the volume of sales, whether due to macroeconomic conditions, changes in consumer demand, changes in technology or consumer preferences, competition or otherwise would harm our business and results of operations more significantly than it would if our devices were more diversified across a greater variety of products and services. Sales declines may also result in the loss of market share or require us to reduce the prices of our Smart TVs, which may harm our results of operations, including our gross margin.

Demand for our Smart TVs is affected by numerous factors, including the general demand for televisions, price competition and the introduction of new technological innovations. For example, demand is, in part, affected by the rate of upgrade of new televisions. We derived a significant percentage of our past total net revenue as a result of consumers purchasing Smart TVs to replace their existing televisions, upgrading standard-definition televisions to high-definition and 4K televisions, upgrading analog receivers to digital receivers, and other upgrades to newer technologies. We cannot guarantee that current or future technological upgrades, such as OLED televisions and televisions with greater color spectrum or operating system capabilities will result in similar adoption rates, or that content providers will provide the content necessary for such technological upgrades to fulfill their full potential for consumers. For example, there was a significant amount of time between when high-definition televisions were available and high-definition content for such televisions was prevalent, and there has been minimal content available and provided for 3D televisions. Furthermore, the rate of replacement with new televisions of older televisions may be affected by macroeconomic factors such as continuing uncertainty in the global economy, or a change in the prices of televisions. If consumers do not purchase new televisions, or purchase substitute or replacement televisions at a lower rate than during prior replacement cycles, this may harm our business, financial condition and results of operations.

While we are evaluating other devices and services to add to and diversify our offerings, we may not be successful in identifying or executing on such opportunities, and we expect sales of televisions to continue to represent most of our total net revenue for the foreseeable future. Further, the success of Platform+ relies on continued sales of our Smart TVs in order to generate additional consumers who could become SmartCast Active Accounts. Because our SmartCast operating system is only available on our Smart TVs, the growth of Platform+ will be limited by the number or Smart TVs we sell. In addition, certain of our other new device offerings in the past, including sound bars, have been complementary to Smart TV purchases, and sales of such devices are correlated with Smart TV purchases. As a result, our future growth and financial performance will depend heavily on our ability to develop and sell our Smart TVs.

If we fail to keep pace with technological advances in our industry, or if we pursue technologies that do not become commercially accepted, consumers may not buy our devices, and our revenue and profitability may decline.

The markets for the media entertainment devices that we offer are characterized by rapidly changing technology, evolving technical standards, changes in consumer preferences, low margins, significant competition and the frequent introduction of new devices and software. The development and commercialization of new technologies, and the introduction of new devices and software, will often quickly make existing devices and software obsolete, unprofitable or unmarketable. We derive a substantial portion of our total net revenue from sales of new Smart TVs, and we expect a significant percentage of our future growth to depend in part on the continued development and monetization of our SmartCast operating system. Smart TV functionality is rapidly changing, and many potential future use cases for Smart TVs are untested and may prove unsuccessful. Our failure to adequately anticipate changes in the industry and the market, and to develop attractive new devices, software or services, may reduce our future growth and profitability. Moreover, the development process can be lengthy and costly, and requires us to collaborate with our third-party manufacturers, software developers and their suppliers as well as our retailers well in advance of sales. Technology and standards may change while we are in the development stage, rendering our devices obsolete or uncompetitive before their introduction. Our devices, which typically contain both hardware and software, may contain undetected bugs, errors or other defects or deficiencies that may not be discovered until after their introduction and shipment. We have in the past experienced bugs, errors or other defects or deficiencies in new devices and device updates and delays in releasing new devices, deployment options and device enhancements, and may have similar experiences in the future. In addition, we may encounter difficulties incorporating technologies and software into our devices in accordance with our retailers’ and consumers’ expectations, which in turn may negatively affect our retailer and consumer relationships, and our reputation, brand and revenue. For example, at the launch of Disney+, the Disney+ application was not available for installation on our Smart TVs, which led to consumer dissatisfaction and complaints. If we fail to keep pace with rapid technological changes and changes in consumers’ needs or preferences, or to predict future consumer preferences, and to offer new devices, software or software updates to new or existing devices in response to such changes, our business, financial condition and results of operations may be harmed.

We compete in rapidly evolving and highly competitive markets, and we expect intense competition to continue, which could result in a loss of our market share and a decrease in our revenue and profitability, and may harm our growth prospects.

We compete in rapidly evolving and highly competitive markets, and with existing competitors whose size and resources may allow them to compete more effectively than we can. We expect intense competition to continue as existing competitors introduce new and more competitive offerings alongside their existing devices and services, and as new market entrants introduce new devices and services into our markets. Many of our competitors have greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition among some types of consumers and greater economies of scale. In addition, these competitors have long-term relationships with many of our retailers.

We compete primarily with established, well-known television manufacturers, established media entertainment device companies, as well as more recent entrants to the branded television market. Our principal competitors include: Samsung, Sony, LG, TCL and Hisense. In addition, one of our significant retailers, Walmart, has recently introduced its own brand of televisions and may choose to promote their own devices over ours or could ultimately cease selling or promoting our devices entirely. We face sound bar competition from large consumer electronics brands such as Samsung, Sony, LG, Bose, Sonos and Onn. Any reduction in our ability to place and promote our devices, or increased competition for available or desirable shelf or website placement, especially during peak retail periods, such as the holiday shopping season, would require us to increase our marketing expenditures and to seek other distribution channels to promote our devices.

Our Platform+ offerings compete both to be the entertainment hub of consumers’ homes and for advertising spend. We expect advertising spend to continue to shift from linear TV to connected TV, and as such we expect new competition to continue to intensify for viewership and for advertising spend. In this respect, we compete against other television brands with Smart TV offerings, such as Samsung, as well as connected devices such as Roku, Amazon Fire TV Stick and Apple TV and traditional cable operators, which may provide their own streaming services. We compete for advertising spend with these competitors as well as with OTT streaming services such as Hulu and YouTube TV, as such services are able to monetize across a variety of devices and consumers may engage with their content through devices other than our Smart TVs. We compete with these devices and services in part on the basis of user experience and content availability, and if our competitors are able to develop features that enhance the user experience, offer applications that are not available on our Smart TVs, or secure rights or partnerships to content, including exclusive content, consumers may prefer their offerings to ours and our business may be harmed. In addition, we compete to attract and retain advertisers, and our competitors may offer more attractive alternatives to advertisers, such as larger audiences or better ad formats. Further, to the extent consumers who purchase a VIZIO Smart TV do not engage with our SmartCast operating system and instead use their Smart TV with one of our competitors’ solutions or for other purposes, our ability to generate Platform+ net revenue may be harmed.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	strong brand names;

•	strong relationships with advertisers;

•	access to greater resources in connection with research and development, including regarding development of advertising solutions;

•	the ability to more easily undertake extensive marketing campaigns;

•	the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of devices and services;

•	the ability to implement and sustain aggressive pricing policies;

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the ability to obtain favorable pricing or allocations of key components from manufacturers or suppliers, including LCD and OLED panels, which are supplied for our devices to a significant extent by affiliates of our competitors;

•	the ability to exert significant influence on sales channels;

•	better access to prime shelf space at our retailers’ retail locations;

•	broader distribution and more established relationships with retailers;

•	access to larger established retailer and consumer bases;

•	access to greater resources to make acquisitions;

•	a broader distribution market, by selling their devices internationally;

•	the ability to rapidly develop and commercialize new technologies and services;

•	the ability to bundle competitive offerings with other devices and services;

•	the ability to cross-subsidize low-margin operations from their other higher-margin operations; and

•	the ability to secure rights or partnerships to content, including exclusive content, that consumers may prefer over our content.

We would be at a competitive disadvantage if our competitors bring their next generation devices and services to market earlier than we do, if their devices or services have lower prices, better features, more content (or more preferable content) or are more technologically advanced than ours, or if any of our competitors’ devices or services were to become preferred by retailers or consumers. To the extent we are unable to effectively compete against our competitors for any of these reasons or otherwise, our business, financial condition and results of operations may be harmed.

If we are unable to provide a competitive entertainment offering through SmartCast, our ability to attract and retain consumers would be harmed, as they increasingly look for new ways to access, discover and view digital content.

Our Smart TVs connect consumers with a user interface capable of facilitating discovery and engagement with a wide variety of content from traditional content providers, such as cable operators, and streaming content providers, including Amazon Prime Video, Apple TV+, Disney+, Hulu, Netflix, Paramount+, Peacock and YouTube TV. We face increased competition from a growing number of broadband-enabled devices from providers such as Roku, AppleTV, Amazon (including Fire TV Sticks) and Google (including Chromecast) that provide broadband delivered digital content directly to a consumer’s television connected to their device. In addition, we face competition from traditional cable providers and other television brands with Smart TV offerings, such as Samsung. We also face competition from online content providers and other PC software providers who deliver digital content directly to a consumer’s personal computer, which in some cases may then be viewed on a consumer’s television. To compete effectively, we must be able to provide premium, high-definition content at comparable speeds and quality. We must also maintain arrangements with a competitive assortment of content providers. For example, at the launch of Disney+, the Disney+ application was not available for installation on our Smart TVs, which led to consumer dissatisfaction and complaints. We do not currently have arrangements with all of the popular content providers, including some content providers that are available on competitive devices, such as HBOMax. In addition, it takes time to bring new content to our platform, as it can take time for third party content providers to design their applications in a way that is compatible with our platform, and delays or failures to reach agreement with popular content providers will harm our business. Furthermore, our arrangements with our current content providers typically do not involve long-term commitments, and we cannot guarantee we will be able to continue our relationships with our current content providers in the future.

Additionally, the manner in which consumers access streaming content is changing rapidly. As the technological infrastructure for internet access continues to improve and evolve, consumers will be presented with more opportunities to access video, music and games on-demand with interactive capabilities. Time spent on mobile devices is growing rapidly, in particular by young adults streaming video content from streaming channels and from cable or satellite providers available live or on-demand on mobile devices. If our competitors are able to respond and take advantage of changes in consumer viewing habits and technologies better than us, our business may be harmed.

If we are unable to provide a competitive entertainment offering through SmartCast, we may not maintain or increase SmartCast Active Accounts, SmartCast Hours and SmartCast ARPU, and our business, financial condition and results of operations may be harmed.

Platform+ has experienced recent rapid growth, and our future success depends in part on our ability to continue to grow Platform+.

Platform+ is at an early stage and has experienced recent rapid growth, which may not be indicative of future growth. Platform+ net revenue was $36.4 million, $63.2 million and $147.2 million in 2018, 2019 and 2020, respectively. You should not rely on our growth in any prior period as an indication of our future performance, as we may not be able to sustain our growth rate in the future. Even if our Platform+ net revenue continues to increase, we expect that our Platform+ revenue growth rate may decline in the future as a result of a variety of factors, including the saturation of our markets.

The success of our Platform+ business will depend on many factors, including our ability to increase the number of SmartCast Active Accounts, increase SmartCast Hours and increase SmartCast ARPU. To do so, we must enhance our SmartCast operating system, develop innovative advertising products, maintain relationships with advertising purchasers and develop new offerings that add additional features and capabilities. In addition, any failure to grow our data licensing revenue through Inscape may harm our Platform+ business and results of operations. We have made significant investments in our Platform+ offerings and the technological capabilities of our Smart TVs, and we may not achieve positive returns on these investments.

We intend to continue to expend substantial financial and other resources to develop our SmartCast operating system and the features and functionalities of our Smart TVs, and we may fail to allocate our resources in a manner that results in increased revenue or other growth in our business. If we are unable to maintain or increase our Platform+ net revenue at a rate sufficient to offset the expected increase in our costs, our business, financial condition and results of operations may be harmed. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If Platform+ growth does not meet our expectations in future periods, our business, financial condition and results of operations may be harmed.

We depend in part on the continued sales of our Smart TVs for the growth of our Platform+ business and if we fail to deliver devices that our retailers and consumers want, our business, financial condition and results of operations may be harmed.

The growth of our Platform+ business depends in part on the continued sales of our Smart TVs in order to generate additional consumers who could become SmartCast Active Accounts. Because our SmartCast operating system is only available on our Smart TVs, the growth of Platform+ depends in part on the number of new Smart TVs we sell and our ability to convert those purchasers into SmartCast Active Accounts. To the extent retailers and consumers do not continue to purchase our Smart TVs, we may not be able to grow our SmartCast Active Accounts, SmartCast Hours or SmartCast ARPU, and these metrics may decline if existing consumers decide to purchase from another brand when they purchase a new television. If we fail to deliver upgraded and new Smart TVs that our retailers and consumers want, we may not be able to continue to grow our Platform+ business, and our business, financial condition and results of operations may be harmed.

We may not be successful in our efforts to expand our monetization of our SmartCast operating system, which may harm our business, financial condition and results of operations.

Our future growth depends in part on our ability to expand the capabilities of our SmartCast operating system and to monetize those capabilities. SmartCast currently generates revenue from ad inventory on our home screen, WatchFree and certain other services on our operating system and, on a transactional basis, from certain subscription purchases and content transactions that occur on our operating system. To continue to grow our business, we intend to invest in interactive features for our Smart TVs such as personal communications, commerce and fitness and wellness. We may be unable to successfully develop these features and even if we do, consumers may not choose to engage with them. The failure to develop new features and functionalities for our SmartCast operating system may harm our number of SmartCast Active Accounts, and the failure to monetize such innovations may harm our SmartCast ARPU. If we are unable to generate revenue from new features of our Smart TVs, our business, financial condition and results of operations may be harmed.

We expect our quarterly financial results to fluctuate, which may lead to volatility in our stock price.

Our net revenue and net income vary significantly from quarter to quarter due to a number of factors, including:

•	changes in demand for the devices we sell, including seasonal fluctuations reflecting traditional retailer and consumer purchasing patterns;

•	changes in the mix of devices we sell;

•	the impact of new device introductions, including the impact of customary reset periods, or retailers and consumers choosing to forego purchases of current devices in anticipation of new devices;

•	the introduction of new technologies, devices or service offerings by competitors;

•	our ability to manage our device mix and consider allowances, including for price protection;

•	our ability to reduce our fixed costs to compensate for any reduced net revenue or decrease in average selling prices;

•	our ability to grow SmartCast Active Accounts and continue to develop our Platform+ offerings;

•	changes in advertising and other marketing costs;

•	aggressive pricing, marketing campaigns or other initiatives by our competitors;

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increases in the cost of the devices we sell due to the rising costs of key components such as LCD and OLED panels, chipsets and raw materials, particularly in Vietnam, China, Taiwan, Thailand and Mexico;

•	costs of expanding or enhancing our supply base;

•	changes and uncertainty in the legislative, regulatory and industry environment for us, our retailers or our manufacturers;

•	investments in new device or service offerings, including the level of investment in our Platform+ offerings;

•	changes in our capital expenditures as we acquire the hardware, equipment, technologies and other assets required to operate and scale our business; and

•	costs related to acquisitions of other businesses or technologies.

As a result of the variability of these and other factors, including macroeconomic factors, our results of operations in future quarters may be below the expectations of stock analysts and investors, which could cause our stock price to fall.

Our Device business is seasonal, and if our device sales during the holiday season fall below our forecasts, our business, financial condition and results of operations may be harmed.

Our Device business is subject to seasonal fluctuations in demand due to changes in buying patterns by our retailers. Historically, we have experienced the highest levels of our sales in the fourth quarter of the year, coinciding with the holiday shopping season in the United States, including the Black Friday and Cyber Monday sales events, and, to a more limited extent, the third quarter due to pre-holiday inventory build-up and back-to-school promotions. Moreover, we often introduce our newest generation of device offerings just prior to this peak season, which may further concentrate sales in the fourth quarter. Additionally, there are other seasonal events, such as Superbowl Sunday in the first quarter, as well as retailer reset periods in the spring and fall of each year, which impact our sales volume. During device reset periods, our retailers, including Best Buy, Costco, Sam’s Club, Target and Walmart, update their device assortments, driving sales of new device introductions, while simultaneously driving down prices for pre-existing devices, as retailers seek to move older devices off of their shelves to make room for new devices.

Depending on how well we plan and execute our sales strategy during seasonal fluctuations in demand, our device sell-through and/or margins may be harmed, particularly as we provide price protection for devices in inventory at our retailers. Further, given the strong seasonal nature of our device sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact on our results will continue, and any shortfall in seasonal sales would cause our results of operations to suffer. Achieving sales targets in the fourth quarter is particularly important, as a failure to achieve sales targets during the holiday season cannot be recovered in subsequent periods of a given year.

In contrast to total net revenue, a substantial portion of our expenses are personnel-related and include salaries, bonuses, benefits and stock-based compensation, which are not seasonal in nature. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term.

Our success depends on our ability to continue to establish, promote and strengthen the VIZIO brand.

Maintaining awareness of the VIZIO brand name in existing markets and developing and maintaining the VIZIO brand name in new markets are critical to achieving and maintaining widespread awareness of our Smart TV and other device and service offerings. The VIZIO name and brand image are integral to the growth of our business and expansion into new markets. Maintaining, protecting, promoting and positioning our brand will largely depend on the success of our marketing efforts and our ability to consistently provide high quality devices that continue to meet the needs of our retailers and consumers at competitive prices, our ability to maintain our retailers’ and consumers’ trust, and our ability to successfully differentiate our devices from competitive products. If we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity or perception, our brand, business, financial condition and results of operations may be harmed. We also believe that brand recognition will continue to be a key factor in maintaining and expanding our retailer base and market position, strengthening our bargaining power with retailers, manufacturers and third-party service providers and growing our Platform+ offerings. Maintaining and enhancing our brand requires us to make substantial investments, and these investments may not achieve the desired goals. Marketing expenses for the years ended December 31, 2018, 2019 and 2020 were $19.2 million, $22.7 million and $31.3 million, respectively. If we are unable to continue to promote, protect and strengthen the VIZIO brand, or if our brand fails to continue to be viewed favorably by our retailers or by consumers, we may not be successful in retaining existing retailers or consumers, or in attracting and acquiring new retailers and consumers, which may harm our business, financial condition and results of operations. Additionally, we compete for retailers and consumers, as well as for favorable device selections and cooperative advertising support from our retailers. Our retailers are often the first points of contact with consumers. Moreover, these retailers provide a significant amount of device advertising, which supplements our marketing spend or may decrease the amount that we are otherwise required to spend on marketing. If these retailers reduce or cease advertising our devices, we may need to increase our own sales and marketing expenses to create and maintain the same level of brand awareness among potential consumers.

We must successfully manage frequent device introductions and transitions.

We believe that we must continually develop and introduce new devices, enhance our existing devices and effectively stimulate retailer and consumer demand for new devices. Any failure to complete device transitions effectively could harm our brand, business, financial condition and results of operations.

The success of new device introductions depends on a number of factors including, but not limited to, timely and successful development, market and consumer acceptance, the effective forecasting and management of device demand, management of purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new devices may have quality or other defects in the early stages of introduction. If we do not successfully manage device transitions, especially during the holiday shopping season, our Device net revenue and business may be harmed and we may not be able to grow our business.

The introduction of new devices or device enhancements may shorten the life cycle of our existing devices, or replace sales of some of our current devices, thereby offsetting the benefit of a successful device introduction. Additionally, the prices of our existing models tend to decline when new models become available. Although we attempt to pass such price declines to our manufacturers, we may need to offer our retailers price protection or other benefits in order to complete the sell-through of older models of our devices to consumers. New device offerings may also cause retailers or consumers to defer purchasing our existing devices in anticipation of the new devices and potentially lead to challenges in managing inventory of existing devices. If we fail to effectively manage new device introductions, our Device net revenue and Device gross profit may be harmed.

If we fail to effectively manage our growth, our business, financial condition and results of operations may be harmed.

Our ability to manage our growth and business operations effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees, which may be more difficult following a reduction in force in the second quarter of 2020 in response to the economic uncertainty caused by the COVID-19 pandemic. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain consumer satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our reputation, brand, business, financial condition and results of operations.

Further, as we have grown, our business has become increasingly complex. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing infrastructure, focus on innovative device development and upgrade our management information systems and other processes. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training and managing a diffuse and growing employee base. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we do not adapt to meet these evolving challenges, or if our management team does not effectively scale with our growth, we may experience erosion to our brand and the quality of our devices may suffer.

Our Smart TVs must operate with various offerings, technologies and systems from third party content providers that we do not control. If our Smart TVs do not operate effectively with those offerings, technologies and systems, our business may be harmed.

The success of our SmartCast operating system depends in part on its interoperability with the applications of content providers in order to provide the channels and content that consumers want. We have no control over the development priorities of these third party content providers and cannot be assured they will design their applications for our platform. For example, HBOMax is not currently available as an application on our SmartCast operating system. If content providers do not develop or maintain applications for our SmartCast operating system, our business, financial condition and results of operations may be harmed.

Our success also depends on the reliability of these offerings. If the applications on our Smart TVs experience performance issues or service interruptions, consumers may become dissatisfied with our platform. In addition, we plan to continue to develop our SmartCast operating system and innovate new features. These developments and features, however, may require content providers to update or modify their applications. To continue to grow our SmartCast Active Accounts and consumer engagement, we will need to prioritize development of our Smart TVs to work with additional offerings, technologies and systems. If we are unable to maintain consistent operability of our devices compared to other platforms, our business may be harmed. In addition, any future changes to offerings, technologies and systems from content providers may impact the accessibility, speed, functionality, and other performance aspects of our Smart TVs. We may not successfully develop Smart TVs that operate effectively with these offerings, technologies or systems. If it becomes more difficult for our consumers to access and use these offerings, technologies or systems, consumers may seek to use alternative offerings and our business, financial condition and results of operations may be harmed.

If the advertising and audience development campaigns and other promotional advertising on our platform are not relevant or not engaging to our consumers, our growth in SmartCast Active Accounts and consumer engagement may be harmed.

We have made, and are continuing to make, investments to enable advertisers and content providers to deliver relevant advertisements, audience development campaigns and other promotional advertising to our consumers. Existing and prospective advertisers and content providers may not be successful in serving ads and audience development campaigns and sponsoring other promotional advertising that lead to and maintain user engagement. Those ads and campaigns may seem irrelevant, repetitive or overly targeted and intrusive. We are continuously seeking to balance the objectives of our advertisers and content providers with our desire to provide an optimal user experience, but we may not be successful in achieving a balance that continues to attract and retain consumers, advertisers and content providers. We have invested and expect to continue to invest in developing innovative advertising technology, and those investments may not lead to capable or commercially successful technology. If we do not introduce relevant advertisements, audience development campaigns and other promotional advertising or such advertisements, audience development campaigns and other promotional advertising are overly intrusive and impede the use of our streaming platform, our consumers may reduce using, or stop using, our platform, and advertisers or content providers may reduce or discontinue their relationships with us, any of which may harm our business.

If we are unable to maintain an adequate supply of quality video ad inventory or effectively sell our available video ad inventory, we may not be successful in further monetizing our Platform+ business and as a result, our business, financial condition and results of operations may be harmed.

We are dependent in part on our ability to monetize video ad inventory on WatchFree and VIZIO Free channels, and video ad inventory that we obtain from the publishers of ad-supported channels, and through our inventory share with certain AVOD services. We generate advertising revenue by selling ad inventory on our own services and through certain third-party AVOD services. We may fail to attract content providers for these services that generate a sufficient quantity or quality of ad-supported content hours on our streaming platform and continue to grow supply of quality video ad inventory. Our access to video ad inventory on our platform, including on WatchFree and VIZIO Free Channels, varies greatly. The amount, quality and cost of video ad inventory available to us can change at any time. If we are unable to grow and maintain a sufficient supply of quality video advertising inventory at reasonable costs to keep up with demand, we may not be able to increase our SmartCast ARPU and our business may be harmed.

Our ability to deliver more relevant advertisements to our consumers and to increase SmartCast’s value to advertisers depends in part on the collection of user engagement data, which may be restricted or prevented by a number of factors, including our ability to keep SmartCast Active Accounts engaged on ad-supported content instead of harder to monetize content, contractual restrictions on our ability to use data from certain streaming services and consumers’ willingness to opt into the collection of their data. Our ability to grow SmartCast ARPU depends in part on our ability to shift SmartCast Hours towards services that we are better able to monetize.

Further, we operate in a highly competitive advertising industry and we compete for revenue from advertising with OTT platforms and services, as well as traditional media, such as radio, broadcast, cable and satellite TV. These competitors offer content and other advertising mediums that may be more attractive to advertisers than our streaming platform. These competitors are often very large and have more advertising experience and financial resources than we do, which may adversely affect our ability to compete for advertisers and may result in lower revenue and gross profit from advertising. If we are unable to increase our revenue from advertising by, among other things, continuing to improve our platform’s capabilities to further optimize and measure advertisers’ campaigns, increase our advertising inventory and expand our advertising sales team and programmatic capabilities, our business and our growth prospects may be harmed. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business, financial condition and results of operations.

An economic downturn, or economic uncertainty in our key markets, could adversely affect consumer discretionary spending and demand for our devices and our results of operations.

Our Smart TVs and sound bars are consumer discretionary items. As such, our results of operations tend to be sensitive to changes in conditions that impact the level of consumer spending for discretionary items, including general macroeconomic conditions, consumer confidence, employment levels, interest rates, tax rates, the availability and cost of consumer credit, consumer debt levels and fuel and energy costs. As global economic conditions continue to be volatile and economic uncertainty remains, consumer discretionary spending may also remain unpredictable and subject to reductions due to credit constraints and uncertainties. These factors may lead consumers to delay or reduce purchases of our devices. Further, economic downturns may lead to a reduction in advertising spending and harm the results of operations of Platform+. Our sensitivity to economic cycles and any related fluctuation in consumer demand may harm our business, financial condition and results of operations. For example, we believe that consumer demand has been accelerated into 2020 due to shelter-in-place orders, work-from-home policies and other measures taken in response to the COVID-19 pandemic, and we expect consumer demand could decrease in future periods, particularly to the extent a resurgence of COVID-19 causes global or regional recessions.

Changes in consumer viewing habits could harm our business.

The manner in which consumers access streaming content is changing rapidly. As the technological infrastructure for internet access continues to improve and evolve, consumers will be presented with more opportunities to access video, music and games on-demand with interactive capabilities. Time spent on mobile devices is growing rapidly, in particular by young adults streaming content as well as content from cable or satellite providers available live or on-demand on mobile devices. In addition, personal computers, streaming platforms, DVD players, Blu-ray players, gaming consoles and cable set-top boxes allow consumers to access streaming content. If other streaming or technology providers are able to respond and take advantage of changes in consumer viewing habits and technologies better than us, our business, financial condition and results of operations may be harmed.

New entrants may enter the TV streaming market with unique service offerings or approaches to providing content. In addition, our competitors may enter into business combinations or alliances that strengthen their competitive positions. If new technologies render the TV streaming market obsolete or we are unable to successfully compete with current and new competitors and technologies, our business may be harmed.

The use of Automatic Content Recognition (ACR) technology to collect viewing behavior data is emerging and may not be successful.

The utilization of viewing behavior data collected using ACR technology through Smart TVs to inform digital advertising and content delivery is an emerging industry, and future demand and market acceptance for this type of data is uncertain. If the market for the use of this data does not develop or develops more slowly than we expect, or if we are unable to successfully develop and monetize our Platform+ offerings or the viewing behavior data we collect, our growth prospects may be harmed.

Many factors may adversely affect the acceptance and growth of Platform+, including:

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developing and maintaining relationships and technology integrations with brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and marketing technology firms;

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decisions by advertisers, media content providers, digital publishers or marketing technology companies to, or changes in their technology or rights that, restrict our ability to collect data or their refusal to implement mechanisms we request to ensure compliance with our legal obligations or technical requirements;

•	changes by marketing technology companies that render inoperable the integrations we have with them;

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changes in the economic prospects of advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms, advertising technology firms, or the industries or verticals we expect to primarily serve with our Inscape data services;

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the failure to add, or the loss of, brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and advertising technology firms running advertising campaigns using our services;

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the timing and amount of sales and marketing expenses incurred to attract new brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and advertising technology firms to our services;

•	changes in the demand for viewing behavior data;

•	changes in consumer preferences and attitudes toward data collection, use, disclosure and other processing;

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changes in device functionality and settings, and other changes in technologies, including those that make it easier for consumers to prevent the placement monitoring technology and impact our ability to reach them online or collect and use exposure data, and decisions by consumers to opt out of being monitored or to use such technology; and

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changes in or the introduction of new laws, rules, regulations or industry standards or increased enforcement of international laws, rules, regulations or industry standards impacting the collection, use, privacy, security, sharing or other processing of data or otherwise.

Further, we currently do not collect, and might not in the future collect, viewing behavior data regarding content streamed through SmartCast or content viewed on Smart TVs located outside of the United States. Additionally, some of our agreements with third party content providers, including Netflix and Disney+, restrict us from using viewing data from consumers engaging with that third party’s content. These potential limitations may impair our ability to monetize Platform+. Moreover, our Smart TV viewers must initially opt-in to data collection and can opt out of data collection at any time. Consumer attitudes toward data collection, use, disclosure, and other processing may change over time, and may result in more of our Smart TV viewers opting out of data collection.

If we are unable to adequately address these factors, we may not be able to successfully develop our Platform+ offerings and our anticipated future growth may be harmed.

Our future growth depends in part on the growth and integration of the digital and television advertising industries.

Many advertisers continue to devote a substantial portion of their advertising budgets to traditional, offline advertising, such as offline television, radio and print. The future growth of our business and, in particular, our Platform+ offerings, will depend on the continued integration of television and digital advertising, and on advertisers increasing their spend on television and digital advertising, and we cannot be certain that they will do so. We have invested to improve digital advertising, such as through our automated content recognition (ACR) and Dynamic Ad Insertion (DAI) technologies, but these technologies are still under development, and even if successfully developed, these efforts may not prove commercially successful. If advertisers do not perceive meaningful benefits from the integration of television and digital advertising, and in particular the benefit of viewing behavior data, including in terms of cost effectiveness, then the digital advertising market and our Platform+ offerings may develop more slowly than we expect, which may harm our business, financial condition and results of operations.

Changing consumer preferences towards data collection, privacy and security could cause consumers not to opt-in to or to opt-out of our data collection practices, which could harm our Platform+ business.

Certain of our data policies require consumers to opt-in to the collection, use, and disclosure of their data, including viewing data. Data collection, privacy and security have become the subject of increasing public concern and changing consumer preferences towards data collection, privacy and security could adversely affect consumer willingness to opt-in to our collection of their data. For example, prior to collection of information from a device about the content viewed on that television, we must prominently disclose to the consumer, separate and apart from any privacy policy, the types of data that will be collected, used and shared with third parties, including the identity or specific categories of such third parties, and the purposes for sharing of such information, and then obtain the consumer’s affirmative express consent. Consumers may be reluctant or unwilling to opt-in to the collecting of viewing data, and consumers that have opted-in to the collection of viewing data may opt-out of the collection of viewing data through the Smart TV user settings at any time.

In particular, the success of our Inscape data services depends in part on our ability to lawfully obtain information about the content viewed on a device through the use of ACR and other technologies from devices whose users choose to opt-in to the data collection. Furthermore, some consumers may be reluctant or unwilling to opt into our collection of their data or connect to the internet through our Smart TVs for a variety of reasons, including because they have concerns regarding the risks associated with data privacy and security. If consumers choose not to opt-in to the collection of their data as a result of these concerns, this could negatively impact the growth potential for our Platform+ business.

A breach of the confidentiality or security of information we hold or of the security of the computer systems used in and for our business could be detrimental to our business, financial condition and results of operations.

We rely on others to operate complex computer systems that store consumers’ information, which they are contractually required to maintain on a confidential basis. The information we collect through our Inscape data services does not include consumers’ names, addresses, phone numbers, social security numbers, credit card information or other contact information, but it does include device or other persistent identifiers, IP addresses, viewing behavior data and other personal information. We also maintain a separate database of personal information in connection with consumers who register our devices for warranty purposes or otherwise contact us, such as for consumer service assistance. More generally, in the ordinary course of our business, we collect, store, transmit and otherwise process large amounts of sensitive corporate, personal and other information, including intellectual property, proprietary business information, payment card information and other consumer data and confidential information. It is critical that we work to maintain the confidentiality, integrity and availability of such information.

Like all services that connect with the internet, our Inscape data services, and our website, as well as our information technology systems and infrastructure and those of our third-party service providers, and our databases and data centers provided by third-party service providers have in the past and may in the future be subject to security breaches, intrusions, incidents, attacks, malware and ransomware attacks, social engineering attacks, phishing attempts, attempts to overload our servers with denial-of-service, employee and contractor theft and other malfeasance, unauthorized access by third parties or internal actors, or other attacks and disruptions, any of which could lead to interruptions, delays, or shutdowns of our services, or the inadvertent or unauthorized access, destruction, modification, acquisition, release, transfer, loss, disclosure or use of information about consumers or their devices or other sensitive, personal or confidential information. Attacks of this nature are increasing in frequency, levels of persistence, sophistication and intensity, and evolving in nature, and are conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states and others. Threats to and vulnerabilities in our computer systems and those of our service providers may result from human error, fraud or malice on the part of our employees, third-party service providers and business partners or by malicious third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure. Additionally, geopolitical events and resulting government activity could also lead to information security threats and attacks by affected jurisdictions and their sympathizers. For example, despite our efforts to secure our information technology systems and the data contained in those systems, including any efforts to educate or train our employees, we remain vulnerable to phishing and other types of attacks and breaches. In the past, employees have been victims of spearphishing and other phishing attacks, and we anticipate these attacks continuing, which may result in our employees and contractors being victims of these attacks in the future. The security risks we face have been heightened by an increase in our employees and service providers working remotely in response to the COVID-19 pandemic.

We cannot be certain that current or future criminal capabilities, discovery of existing or new vulnerabilities in our and our service providers’ systems and attempts to exploit those vulnerabilities, physical systems or facility break-ins and data thefts or other developments will not compromise or breach the technology protecting the systems and information possessed by us and our service providers, or that this has not already occurred. Given the unpredictability of the timing, nature and scope of cybersecurity attacks and other security-related incidents, our technology may fail to adequately secure our systems and the information we maintain, and we may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems, react in a timely manner, or implement adequate preventative measures. In the event that our or our service providers’ protection efforts are unsuccessful and there is unauthorized access to, or unauthorized destruction, modification, acquisition, release, transfer, loss, disclosure or use of information or the breach of the security of information, we could suffer substantial harm. A breach of our or our service providers’ network security or systems could have serious negative consequences for our business and future prospects, including costs to comply with applicable breach notification laws, disruption to our business, litigation, disputes, regulatory investigation and oversight, mandatory corrective action, fines, penalties, damages, indemnity obligations, damages for contract breach, reduced consumer demand for our devices and harm to our reputation and brand. We may face difficulties or delays in identifying, mitigating or otherwise responding to any security breach or incident.

Further, a portion of our technology infrastructure is operated by third parties such as Amazon Web Services, among other providers, over which we have no direct control, and some of these third parties in turn subcontract with other third-party service providers. We are reliant in part on their security measures to protect our sensitive corporate, personal and other information, including intellectual property, proprietary business information, payment card information, consumer data and other confidential information. Third parties that we work with have in the past experienced security incidents and phishing attacks and may have similar experiences in the future. If those third parties do not adequately protect our information, it could result in decreased revenue and our reputation and brand could suffer irreparable harm, causing consumers to reject our devices in the future, our data providers not to share data with us, or advertisers or other downstream users or licensees of our viewing behavior data not to do business with us. For example, we use third-party payment processors to collect payment information for purchases on our website and through our Smart TVs. If these third parties suffer a data breach involving our consumers’ payment card data, we may be subject to substantial penalties and related enforcement for failure to adhere to the technical or operational security requirements of the Payment Card Industry (PCI) Data Security Standard (DSS) imposed by the PCI Council to protect cardholder data. Penalties arising from PCI DSS enforcement are uncertain as penalties may be imposed by entities within the payment card processing chain without regard to any statutory or universally mandated framework. Such enforcement could threaten our relationship with our banks, card brands we do business with, and our third-party payment processors. Further, we could be forced to expend significant financial and operational resources in response to any actual or perceived security breach or security incident, including in repairing system damage, increasing cybersecurity protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities, notifying affected individuals and providing them with identity-protection services, and litigating and resolving governmental investigations and other proceedings and legal claims and litigation, all of which could divert resources and the attention of our management and key personnel.

In addition, our remediation efforts may not be successful. The inability to implement and maintain adequate safeguards may harm our business, financial condition and results of operations. For example, we do not yet have a formally documented data retention policy or business continuity/disaster recovery plan. If we are not able to detect and identify activity on our systems that might be nefarious in nature, determine the scope of or contain the nefarious activity, or design processes or systems to reduce the impact of similar activity at a third-party provider, our business could suffer harm. In such cases, we could face exposure to legal claims, particularly if the retailer or consumer suffered actual harm. We cannot ensure that any limitations of liability provisions in our agreements with consumers or retailers, contracts with service providers and other contracts for a security lapse or breach or other security-related matter would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. In any event, an unauthorized disclosure of information or a breach of the security of our systems or data, media reports about such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, may harm our reputation, brand, business, financial condition and results of operations.

Security compromises experienced by others in our industry, our retailers or us may lead to public disclosures and widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could erode consumer confidence in the effectiveness of our security measures, negatively impact our ability to attract new consumers, cause existing consumers to elect not to use our devices or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which may harm our business, financial condition and results of operations.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, may harm our reputation, brand, business, financial condition and results of operations.

Significant system disruptions, loss of data center capacity or interruption of telecommunication links may harm our business, financial condition and results of operations.

Our business is heavily dependent upon highly complex data processing capability. Protection of our data centers and the third-party data centers at which we collect and maintain data against damage or interruption from fire, flood, earthquakes, tornadoes, cybersecurity attacks, ransomware, power loss, telecommunications or equipment failure, infrastructure changes, human or software errors, viruses, denial of service attacks, fraud or other disasters and events beyond our control is critical to our continued success. We also rely on bandwidth providers, internet service providers and mobile networks to deliver data to us from Smart TVs and the online content available through our Smart TVs is dependent on links to telecommunication providers. Any damage to, failure of, or outages of the systems of the data centers that we utilize or the systems of our third-party providers could result in interruptions to the availability or functionality of our Inscape data services or our SmartTVs. If for any reason our arrangements with our third-party providers, including providers of our third-party data centers, are terminated, we could experience additional expense in arranging for new technology, services and support. In addition, the failure of the data centers that we utilize or any third-party providers to meet our capacity requirements could result in interruptions in the availability or functionality of our devices or impede our ability to scale our operations.

We believe we and the third parties on which we rely have taken reasonable precautions to protect necessary data centers and telecommunication links from events that could interrupt our operations. Such third parties, however, are responsible for maintaining their own network security, disaster recovery and system management procedures. Any damage to the data centers that we utilize or any failure of our telecommunications links that causes loss of data center capacity or otherwise causes interruptions in our operations, however, may materially adversely affect our ability to quickly and effectively respond to our retailers’ requirements, which could result in loss of their confidence, adversely impact our ability to attract new retailers and force us to expend significant resources to repair the damage. Such events may harm our business, financial condition and results of operations.

Any material disruption of our information systems may harm our business, financial condition and results of operations.

We are increasingly dependent on information systems to process transactions, respond to retailer inquiries, provide technical support to consumers, manage our supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations, in particular for our Inscape data services. Any material disruption, outage, failure or slowdown of our systems or those of our service providers, including a disruption or slowdown caused by our failure to successfully upgrade our systems, system failures, viruses, computer “hackers,” cybersecurity attacks, denial of service attacks, ransomware or other causes, as well as fire, flood, earthquakes, tornadoes, power loss, telecommunications or equipment failure, infrastructure changes, human or software errors, fraud or other disasters and events beyond our control, could cause delays in our supply chain or cause information, including data related to retailer orders, to be lost, corrupted, altered or delayed, which could result in delays in the delivery of merchandise to retailers or lost sales, especially if the disruption or slowdown occurs during the holiday season. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Any of these events could reduce demand for our devices or impair our ability to complete sales through our ecommerce channels and cause our revenue to decline. If our information systems are inadequate to handle our growth, we could lose retailers or our business, financial condition and results of operations may be harmed.

As we expand our operations, we expect to utilize additional systems and service providers that may also be essential to managing our business, in particular for our Inscape data services. Although the systems and services that we require are typically available from a number of providers, it is time consuming and costly to qualify and implement these relationships. Therefore, our ability to manage our business would suffer if one or more of our providers suffers an interruption in their business, or experiences delays, disruptions or quality control problems in their operations, or we have to change or add systems and services. Furthermore, we may not be able to control the quality of the systems and services we receive from third-party service providers, which could impair our ability to implement appropriate internal controls over financial reporting.

If our devices contain defects or errors, we could incur significant unexpected expenses, experience device returns and lost sales, suffer damage to our reputation and brand, and be subject to product liability or other claims.

Our devices are complex and may contain defects, bugs, vulnerabilities, errors or failures, particularly when first introduced or when new models are released. Our devices have a one-, two- or three-year limited warranty against manufacturing defects and workmanship. While our warranty is limited to repairs and returns, warranty claims may result in significant costs and litigation, the occurrence of which may harm our business, financial condition and results of operations. If our devices contain defects or errors, we could experience decreased sales and increased device returns, and loss of our retailers, consumers and market share. If defects are not discovered until after retailers or consumers purchase our devices, our retailers and consumers could lose confidence in the quality of our devices and our reputation and brand may be harmed. If significant bugs or vulnerabilities are not discovered and patched in a timely manner, unauthorized parties could gain access to such devices. Any negative publicity related to the perceived quality of our devices could affect our brand image, decrease retailer and consumer demand, and may harm our business, financial condition and results of operations. In addition, although substantially all of our device warranty expenses are reimbursed by our manufacturers under our standard device supply agreements, if our manufacturers fail to honor these obligations, or if the indemnities in our device supply agreements are insufficient or do not cover our losses, we could incur significant service, warranty and insurance costs to correct any defects, warranty claims or other problems, including costs related to device recalls.

We may undertake acquisitions to expand our business, which may pose risks to our business, dilute the ownership of our stockholders or restrict our operations.

As part of our business and growth strategy, we have in the past acquired and made significant investments in, and may in the future acquire or make significant investments in, businesses, assets, technologies or services that we believe complement our business, although we have no present commitments or agreements to enter into any such acquisitions or investments. For example, in December 2014, we acquired Advanced Media Research Group, Inc., a software and application development company, and in August 2015, we acquired Cognitive

Media Networks, Inc., a software provider than enables our Inscape data services. We have limited experience acquiring and integrating businesses, and may not be successful in doing so. Acquisitions involve numerous risks, any of which could harm our business and negatively affect our business, financial condition and results of operations, including:

•	intense competition for suitable acquisition targets, which could increase acquisition costs and adversely affect our ability to consummate deals on favorable or acceptable terms;

•	failure or material delay in closing a transaction;

•	transaction-related lawsuits or claims;

•	difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

•	difficulties in retaining key employees or business partners of an acquired company;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

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failure to identify the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, privacy, data protection and data security practices, or employee or user issues;

•	risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

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risks that we may be required to comply with additional laws and regulations, or to engage in substantial remediation efforts to cause the acquired company to comply with applicable laws or regulations;

•	costs and potential difficulties associated with the requirement to test and assimilate the internal control processes of the acquired business;

•	theft of our trade secrets or confidential information that we share with potential acquisition candidates;

•	risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business; and

•	adverse market reaction to an acquisition.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition and results of operations may be harmed. Acquisitions by us could also result in large write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business, financial condition and results of operations. In addition, to finance any acquisitions, it may be necessary for us to raise additional funds through equity, equity-linked or debt financings. Additional funds may not be available on terms that are favorable to us, and in the case of equity or equity-linked financings, could result in dilution to our stockholders. Furthermore, funds obtained through debt financing could contain covenants that restrict how we operate our business or obtain other financing in the future.

We are subject to international business risks and uncertainties.

Our supply chain and manufacturing partners are based in, or have operations in countries outside of the United States including Vietnam, China, Taiwan, Thailand and Mexico. Further, we may expand our marketing operations internationally, which may lead to operations across many additional countries. For example, we have previously established sales channels through which we sell our devices in Canada and Mexico, though we have currently suspended sales in these countries. We expect our revenue from outside of the United States to increase in the future. Accordingly, we intend to expand our relationships in these countries and may establish additional relationships in other countries to grow our operations. Operating in foreign countries requires significant resources and management attention, and we have limited experience entering new geographic markets. We cannot guarantee that our international efforts will be successful.

Some of our manufacturers of key components, including LCD and OLED panels, reside in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and the allocation of resources. The Chinese government exercises significant control over China’s economic growth through the allocation of resources, control of the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or our Chinese manufacturers, which could harm our business through higher device costs, reduced availability or both.

Furthermore, the global nature of our business creates various domestic and local regulatory challenges and subjects us to risks associated with our international operations. We are subject to the U.S. Foreign Corrupt Practices Act (the FCPA) and similar anti-bribery and anticorruption laws in other jurisdictions in which we conduct activities, such as China. These laws generally prohibit companies, their employees, agents, representatives, business partners and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments to government officials or others in the private sector for the purpose of influencing official actions, obtaining or retaining business, directing business to another, or securing an advantage.

Our ability to maintain current relationships with our manufacturers and vendors, to conduct operations with our existing international partners and to grow our business internationally is subject to risks associated with international operations, such as:

•	inability to localize our devices, including to adapt for local practices and translate into foreign languages;

•	difficulties in staffing and managing foreign operations;

•	burdens of complying with a wide variety of laws and regulations, including those relating to the collection, use and other processing of consumer data;

•	more stringent or differing regulations relating to privacy, data protection and data security, particularly in Canada and the European Union;

•	unexpected changes in regulatory requirements;

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adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash, or reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	exposure to political or economic instability and general economic fluctuations in specific countries or markets;

•	risks resulting from changes in currency exchange rates;

•	changes in diplomatic and trade relationships, including ongoing trade disputes between the United States and China;

•	terrorist activities, natural disasters and pandemics, including the regional or local impacts of any such activity;

•	trade restrictions;

•	differing employment practices and laws and labor disruptions, including strikes and other work stoppages;

•	the imposition of government controls;

•	lesser degrees of intellectual property protection;

•	tariffs and customs duties, or other barriers to some international markets, and the classifications of our goods by applicable governmental bodies;

•	a legal system subject to undue influence or corruption; and

•	a business culture in which illegal sales practices may be prevalent.

The occurrence of any of these risks could negatively affect our operations or international business expansion and consequently our business, financial condition and results of operations may be harmed.

Our Inscape data services currently focus on data generated from television content consumption in the United States. In order to expand these services internationally, we would be required to expend significant time and resources to be able to ensure that we can collect consumer and content data in other countries, and that we do so in compliance with laws in such countries. We cannot guarantee that we would be able to do so in a cost-effective manner, if at all.

We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in each country where we may have presence or operations. However, there are inherent legal, financial and operational risks involved in conducting international operations, and we cannot be certain that these risks will not prevent us from being able to successfully develop and expand our international operations.

As we increase our international sales and business, we may engage with third-party intermediaries to market our devices and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of our employees, agents, representatives, business partners and third-party intermediaries, even if we do not explicitly authorize such activities. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We cannot assure you that our employees, agents, representatives, business partners and third-party intermediaries will not take actions in violation of applicable law, for which we may be ultimately held responsible.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management, as well as significant defense costs and other professional service fees. In addition, noncompliance with anti-corruption and anti-bribery laws can subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil and/or criminal penalties and injunctions against us, our officers, or our employees, disgorgement of profits, suspension or debarment from contracting with the U.S. government or other persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our reputation, brand, business, financial condition and results of operations may be harmed.

The ongoing COVID-19 pandemic has impacted our business and resurgences of COVID-19 or additional responsive measures thereto may continue to impact our business.

Since the first quarter of 2020, the COVID-19 pandemic, the responsive measures that we and other parties have taken, and the resulting economic consequences have affected our business. We have experienced year-

over-year growth in Device net revenue; however, we also have encountered supply chain disruptions as a result of an industry-wide increase in demand for televisions and other media entertainment devices, suppliers operating at limited capacity due to regional restrictions and the temporary closing of certain retail locations. These supply chain disruptions have resulted in delays and in some cases required us to reallocate or deplete inventory. Further, increased consumer demand has led to less promotion pricing and discounting for our devices, which in turn has increased our Device gross profit margin; however, we anticipate that such increased Device gross profit margin will decrease in future periods. Additionally, some of our retailers have had to close or severely limit access to their brick-and-mortar locations, resulting in reduced sales of our Smart TVs and sound bars in these locations. While the increase in demand for televisions seen in response to shelter-in-place orders and other precautionary COVID response measures has benefitted our business and results of operations in 2020, we expect that demand in future periods may be adversely impacted due to consumers having accelerated purchasing decisions. It is also possible that continued economic uncertainty related to the COVID-19 pandemic may further reduce future sales.

The spread of COVID-19 has caused us to take precautionary measures intended to help minimize the risk of the virus to our employees, including instituting work-from-home policies, suspending non-essential business travel, shifting from in-person to virtual meetings, events and conferences, and instituting a variety of health and safety protocols. In response to the effects of COVID-19 on our business and the related economic uncertainty, we have also taken certain cost-cutting measures, including a reduction in force in the second quarter of 2020, which may adversely affect employee morale and our ability to attract and retain employees. We may take further actions as required by federal, state and local government authorities or that we determine are in the best interests of our employees, retailers and business partners, but which may also result in a slowdown of our operations. An extended period of remote work arrangements could disrupt our business or adversely impact employee productivity, introduce additional business and operational risks, including cybersecurity risks, and make it more difficult for us to effectively manage our business. For example, the prolonged work from home environment has reduced efficiencies with our engineers and may result in lower productivity in other areas of our business. Additionally, future efforts to re-open our offices safely may not be successful, could expose our personnel to health risks and will involve additional financial burdens. The pandemic may have long-term effects on the nature of the office environment and remote working, and this may present operational challenges that may harm our business. We also may incur significant operating costs and be exposed to increased liability risks as a result of the COVID-19 pandemic, both now and increasingly so once stay-at-home restrictions are lifted and employees begin to return to our offices, such as the cost of collecting additional information (including health and medical information) about our employees, contractors and visitors at our facilities; testing supplies and personal protective equipment for on-site staff; and altered office configurations or the need for additional office space.

The extent to which the COVID-19 pandemic ultimately impacts our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken by governmental authorities and businesses to contain the virus or treat its impacts, and how quickly and to what extent economic and operating conditions normalize. Even after the COVID-19 pandemic itself has subsided, we may continue to experience impacts to our business as a result of any global economic impact, including as a result of an ongoing recession. A prolonged economic downturn could also impact the overall financial condition of our media content providers, advertisers, retailers and services venders all of whom we depend on in order to operate our business. As a result, the current level of uncertainty over the economic and operational impacts of the COVID-19 pandemic means the impact on our business cannot be reasonably estimated at this time.

We are highly dependent on our Chief Executive Officer and senior management team, and we may fail to attract, retain, motivate or integrate highly skilled personnel, which may harm our business, financial condition and results of operations.

Our future success depends in significant part on the continued service of William Wang, our Founder, Chairman and Chief Executive Officer, and our senior management team. Mr. Wang is critical to the strategic direction and overall management of our company as well as our research and development process. Mr. Wang and each member of our management team is an at-will employee. We do not carry key person life insurance on Mr. Wang or any other member of our senior management team. If we lose the services of any member of our senior management team, we may not be able to find a suitable replacement or integrate a replacement in a timely manner or at all, which would seriously harm our business, financial condition and results of operations.

In addition, our continuing growth will, to a large extent, depend on the attention of Mr. Wang to our daily affairs. Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Competition for these personnel in the Orange County area of California, where our headquarters is located, and in other locations where we maintain offices, is intense, and the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. We may not be successful in attracting, retaining, training or motivating qualified personnel to fulfill our current or future needs. Additionally, the former employers of our new employees may attempt to assert that our new employees or we have breached their legal obligations, which may be time-consuming, distracting to management and may divert our resources. Current and potential personnel also often consider the value of equity awards they receive in connection with their employment, and to the extent the perceived value of our equity awards declines relative to our competitors, our ability to attract and retain highly skilled personnel may be harmed. If we fail to attract and integrate new personnel or retain and motivate our current personnel, our business, financial condition and results of operations may be harmed.

The quality of our consumer support is important to our consumers, and if we fail to provide adequate levels of consumer support, we could lose consumers, which would harm our business.

Our consumers depend on our consumer support organization to resolve any issues relating to our devices and SmartCast operating system. A high level of support is critical for the successful marketing and sale of our devices. We currently outsource our consumer support operation to two third-party consumer support providers. If we do not effectively train, update and manage our third-party consumer support providers to assist our consumers, and if those support providers do not succeed in helping them quickly resolve issues or provide effective ongoing support, it could adversely affect our ability to sell our devices to consumers and harm our reputation with potential new consumers.

Our success will depend in part on our continued ability to offer devices utilizing a display technology that has broad market appeal.

Most of our total net revenue is currently derived from the sale of devices utilizing LCD display technology, which is currently the most common flat panel display technology, and OLED display technology. We do not design or manufacture either LCD or OLED display technology. Our ability to adopt or incorporate the latest LCD and OLED display technologies into our Smart TVs depends on continued advancement in the design and manufacture of LCD and OLED display technologies by others. Furthermore, technologies other than LCD and OLED technologies are also currently available or may become available. These new display technologies, which are at various stages of development and production, may gain wider market acceptance than LCD or OLED technology for use in televisions. We currently do not offer Smart TVs using displays incorporating these alternative display technologies. If consumers prefer devices manufactured by our competitors utilizing display technologies that we have not adopted, this may harm our business, financial condition and results of operations.

We have and may continue to discontinue support for older versions of our devices, resulting in consumer dissatisfaction that could negatively affect our business, financial condition and results of operations.

We have historically maintained, and we believe our consumers may expect, extensive backward compatibility for our older products and the software that supports them, allowing older products to continue to benefit from new software updates. We expect that in the near term, this backward compatibility will no longer be practical or cost-effective, and we may decrease or discontinue service for our older products. Further, certain older products may continue to work but may no longer receive software updates (other than critical patches) and/or we may still continue to offer updates to the user interface and applications available on the platform without providing support for updating all functions of our older products. To the extent we no longer provide extensive backward compatibility for our products, we may damage our relationship with our existing consumers, as well as our reputation, brand loyalty and ability to attract new consumers.

For these reasons, any decision to decrease or discontinue backward compatibility may decrease sales, generate legal claims and may harm our business, financial condition and results of operations.

Changes in how network operators manage data that travel across their networks could harm our business.

Our business relies upon the ability of our consumers to access high-quality streaming content through the internet. As a result, the growth of our business depends on our consumers’ ability to obtain and maintain low-cost, high-speed access to the internet, which relies in part on the network operators’ continuing willingness to upgrade and maintain their equipment as needed to sustain a robust internet infrastructure as well as their continued willingness to preserve the open and interconnected nature of the internet. We exercise no control over network operators, which makes us vulnerable to any errors, interruptions or delays in their operations. Any material disruption or degradation in internet services may harm our business.

To the extent that the number of internet users continues to increase, network congestion could adversely affect the reliability of our over-the-top services. We may also face increased costs of doing business if network operators engage in discriminatory practices with respect to streamed video content in an effort to monetize access to their networks by data providers. In the past, internet service providers have attempted to implement usage-based pricing, bandwidth caps and traffic “shaping” or throttling. To the extent network operators were to create tiers of internet access service and either charge us or our content providers for access to these tiers or prohibit us or our content providers from having our services available on some or all of these tiers, our quality of service could decline, our operating expenses could increase and our ability to attract and retain consumers could be impaired, each of which may harm our business.

In addition, most network operators that provide consumers with access to the internet also provide these consumers with multichannel video programming. These network operators have an incentive to use their network infrastructure in a manner adverse to the continued growth and success of other companies seeking to distribute similar video programming. To the extent that network operators are able to provide preferential treatment to their own data and content, as opposed to ours, our business may be harmed.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, climate change, natural disasters and other catastrophes, public health crises, including the COVID-19 pandemic, and political instability.

Our headquarters is located in the Orange County area of California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, act of terrorism or other catastrophic event, or the effects of climate change (such as sea level rise, drought, flooding, wildfires and increased storm severity), in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future results of operations may be harmed.

Our key manufacturing, supply, assembly and distribution partners have global operations, including in Vietnam, China, Taiwan, Mexico and Thailand as well as the United States. Political instability or crises, civil unrest, the effects of climate change, adverse weather conditions, natural disasters and other catastrophes, epidemics or outbreaks of disease in any of those countries, or public health crises, including the COVID-19 pandemic, may harm our business, financial condition and results of operations. Any prolonged occurrence of these or other events or conditions in any of these locations may interrupt the business operations of our manufacturers as well as the manufacturers of key components, including LCD and OLED panels, which may harm our business and results of operations. For instance, health or other government regulations adopted in response to a natural disaster, epidemic, including the COVID-19 pandemic, or outbreak, or a severe disruption or increase in the pricing of basic food stuffs, may require closure of our manufacturers’ facilities and/or our retailers’ facilities, leading to reduced production, delayed or cancelled orders and decrease in demand for our devices. These regulations also could result in severe travel restrictions and closures that would restrict our ability to ship our devices.

We may require additional capital, which may not be available on terms acceptable to us, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our devices. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to those of our Class A common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

Our ability to obtain financing will depend on, among other things, our business plans, and operating performance, and the condition of the capital markets at the time we seek financing, including disruptions caused by external events such as COVID-19. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition and results of operations may be harmed.

Risks Relating to Our Supply Chain, Content Providers and Other Third Parties

A small number of retailers account for a substantial majority of our Device net revenue, and if our relationships with any of these retailers is harmed or terminated, or the level of business with them is significantly reduced, our results of operations may be harmed.

We depend on a small number of retailers for a substantial majority of our Device business and believe that in the future we will continue to generate a substantial majority of our Device net revenue from a small number of retailers. Our four largest retailers, measured by net revenue, accounted for 84%, 87% and 85% of our Device net revenue for the years ended December 31, 2018, 2019 and 2020, respectively. Moreover, Best Buy, Costco, Sam’s Club and Walmart each accounted for more than 10% of our Device net revenue in the years ended December 31, 2018, 2019 and 2020. Walmart, Sam’s Club and certain other entities purchasing from us are affiliates under common control, and while Walmart and Sam’s Club have historically submitted orders to us through separate purchasing departments, their affiliation enhances the risk of our retailer concentration as, among other things, their purchasing departments could become centralized in the future.

We do not typically enter into binding long-term contracts with our retailers. We generally sell our devices on the basis of purchase orders, and our retailers may cancel or defer orders with little or no notice and without significant or any penalties. Our ability to maintain close and satisfactory relationships with our retailers is important to the ongoing success and profitability of our business. If any of our significant retailers reduces, delays, or cancels its orders, or the financial condition of our key retailers deteriorates, our business may be seriously harmed. In addition, our retailers may become competitors. For example, one of our significant retailers, Walmart, has recently introduced its own brand of televisions, Onn and may choose to promote their own devices over ours or could ultimately cease selling or promoting our devices entirely. If we were to lose one of our major retailers, or if a major retailer were to significantly reduce its volume of business with us or provide more or better shelf space to devices of our competitors, our Device net revenue and Device gross profit could be materially reduced, which could have a significant adverse impact on our business, financial condition and results of operations.

If we do not effectively maintain and further develop our device sales channels, including developing and supporting our retail sales channels, or if any of our retailers experience financial difficulties or fails to promote our devices, our business may be harmed.

We depend upon effective sales channels to reach the consumers who are the ultimate purchasers of our devices. We primarily sell our devices directly through a mix of retail channels, including big box retailers, wholesale clubs, online marketplaces and, to a much smaller extent, independent regional retailers. We depend on these retailers to provide adequate and attractive space for our devices in their stores, which will become more challenging to the extent average television sizes increase. Many of our retailers limit the shelf space they provide to any single brand, which makes future market share gains by us more difficult. We further depend on our retailers to employ, educate and motivate their sales personnel to effectively sell our media entertainment devices, and in online channels, we must ensure we and our retailers have adequate resources to educate and attract consumers to our devices. If our retailers do not adequately display our devices, choose to promote competitors’ devices over ours (including through more prominent or higher-impact store displays or through in-store recommendations to consumers from their sales personnel), or do not effectively explain to consumers the advantages of our devices, our revenue could decrease and our business may be harmed. Similarly, our Device business could be adversely affected if any of our large retailers were to experience financial difficulties, or change the focus of their businesses in a way that deemphasized the sale of our devices. We are also investing heavily in providing new retailers with in-store device displays and expanding the footprint of our device displays in existing stores, and there can be no assurance that this investment will lead to increased sales.

We depend on a limited number of manufacturers for our devices and their components. If we experience any delay or disruption, or quality control problems with our manufacturers in their operations, we may be unable to keep up with retailer and consumer demand for our devices, we could lose market share and revenue and our reputation, brand and business would be harmed.

We do not have internal manufacturing or testing facilities or capabilities, and all of our devices are manufactured, assembled, tested and packaged by third-party manufacturers, who are original design manufacturers (ODMs). Our manufacturers are, in turn, responsible for procuring or manufacturing the components used in the manufacturing of our devices from a limited number of suppliers. Our four largest manufacturers accounted for 79%, 84% and 90% of our inventory purchases for the years ended December 31, 2018, 2019 and 2020, respectively.

Our reliance on our manufacturers, and indirectly, on their limited number of suppliers, involves a number of risks, including risks related to the following:

•	our manufacturers and their suppliers may encounter financial or other business difficulties, change their strategic objectives, or perceive us to no longer be an attractive retailer;

•	we have no long-term contracts with our manufacturers and as a result, our manufacturers could cease to provide devices to us with little or no notice;

•

our manufacturers, or their suppliers, may experience disruptions in their manufacturing operations due to equipment breakdowns, cybersecurity attacks or security breaches or incidents, labor disputes or shortages, component or material shortages, cost increases or other similar problems;

•	production capacity constraints;

•	increases in manufacturing costs and lead times;

•	untimely delivery and failures to meet production deadlines;

•	errors in complying with device specifications;

•	device and component quality and reliability issues;

•	vessel delays and port congestion, which disrupt shipping operations;

•	failure of a key manufacturer, or a key supplier to a manufacturer, to remain in business and adjust to market conditions;

•	failure of our manufacturers and their suppliers to obtain timely domestic or foreign regulatory approvals or certificates for our devices;

•	increases in pricing as a result of increases in tariffs and customs duties;

•	our ODMs could become our competitors by selling directly to retailers, including our retailers, and discontinuing manufacturing or supplying us with their devices;

•	our inability to pass price declines in the sales of our devices or price protection rebates we provide to our retailers through to our manufacturers;

•	failure of manufacturers to honor indemnities in their agreements with us;

•	disagreements or disputes between us and our manufacturers relating to our supply agreements or otherwise;

•	delays in, or the inability to execute on, a supplier roadmap for components and technologies; and

•	natural disasters, fires, pandemics, climate change, acts of terrorism or other catastrophic events which disrupt manufacturing operations or shipping routes.

The COVID-19 pandemic and responsive actions taken by government authorities and businesses may exacerbate any of these risks. For example, during certain periods in the second quarter of 2020, we experienced delays from certain manufacturers as they experienced an increase in demand and could not operate at full capacity due to physical distancing requirements. In addition, in January 2021, we experienced delays from certain suppliers as some U.S. and international ports experienced congestion and vessel delays due to an increase in demand due to the holiday season and stimulus check disbursements.

We rely on our manufacturers to procure components of our devices, particularly LCD panels and chipsets. There are a limited number of suppliers of LCD and OLED panels and chipsets, and we do not expect the number of suppliers to meaningfully increase. For instance, as of September 30, 2020, LG Display Co., Ltd. was the only significant OLED panel manufacturer. Although Samsung Display Co., Ltd. has announced its intention to introduce an OLED panel in 2021, it is unlikely that the number of OLED suppliers will significantly increase in the future. In addition, some of our manufacturers’ suppliers are affiliates of certain of our competitors, which creates the risk that these suppliers may favor their affiliated companies over us or our manufacturers in allocating or pricing supplies, or may refuse to supply to our manufacturers at acceptable prices, or at all, components for use in our devices. We run the risk that these or other suppliers may choose to withhold LCD and OLED panels from our manufacturers, and they may not cooperate with us (or our manufacturers), for competitive reasons in the future.

If component shortages or delays occur, the price of certain components may increase, and we may be exposed to quality issues or the components may not be available at all. As a result, we could lose time-sensitive sales, incur additional freight costs or be unable to pass on price increases to our retailers. If we, or our manufacturers, cannot adequately address supply issues, we might have to re-design some devices, which could result in further costs and delays.

In addition, if we experience a significant increase in demand for our devices, our manufacturers might not have the capacity to, or might elect not to, meet our needs as they allocate production capacity to their other retailers. Identifying a suitable manufacturer is an involved process that requires us to become satisfied with the manufacturer’s quality control, responsiveness and service, financial stability and labor and other ethical practices, and if we seek to source materials from new manufacturers there can be no assurance that we could do so in a manner that does not disrupt the manufacture and sale of our devices.

If we fail to manage our relationship with our manufacturers effectively, or if they experience operational difficulties, our ability to ship devices to our retailers could be impaired and our reputation, brand, business, financial condition and results of operations may be harmed.

If we are unable to accurately predict our future retailer demand and provide our manufacturers with an accurate forecast of our device requirements, we may experience delays in the manufacturing of the devices we sell and the costs of our devices may increase, which may harm our results of operations.

To ensure adequate inventory supply and meet the demands of our retailers, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular devices. Our ability to accurately forecast demand for our devices could be affected by a multitude of factors, including the timing of device introductions by competitors, unanticipated changes in general market demand (which we experienced earlier this year as a result of the COVID-19 pandemic), macroeconomic conditions or consumer confidence. We provide our manufacturers with a rolling forecast of demand, which they use to determine material and component requirements. Lead times for ordering materials and components, especially key components such as LCD and OLED panels, vary significantly and depend on various factors, such as the specific component manufacturer, contract terms and demand and supply for a component at any given time. We rely on our manufacturers and their suppliers to manage these lead times. If our forecasts are less than our actual requirements, our manufacturers and their suppliers may be unable to manufacture our devices or their components in sufficient quantity or in a timely manner, and we may be unable to meet retailer demand for our devices, or may be required to incur higher costs to secure the necessary production capacity and components. We experienced each of these effects in 2020, due to an unexpected increase in consumer demand due to the COVID-19 pandemic. We could also overestimate future sales of our devices and risk causing our manufacturers to carry excess device and component inventory, which could result in our providing increased price protection or other sales incentives, which may harm our Device net revenue and Device gross profit. The cost of the components used in our devices also tends to drop rapidly as volumes increase and technologies mature. Therefore, if our manufacturers or their suppliers are unable to promptly use the components purchased in anticipation of our forecasts, the cost of the devices we sell may be higher than our competitors due to an over-supply of higher priced components.

Furthermore, a failure to deliver sufficient quantities of devices to meet the demands of our retailers may cause us to lose retailers. At certain times in the past, including in 2020, we have been unable to supply the number of Smart TVs demanded by certain of our retailers. If this were to occur more frequently, our relationship with these retailers may be materially affected, and they may decide to seek other sources of supply or cease doing business with us altogether.

We rely upon third parties for technology that is critical to our devices and services, and if we are unable to continue to use this technology and future technology, our ability to sell competitive and technologically advanced devices would be limited.

We did not develop most of the technology incorporated into and necessary for the operation and functionality of our devices. We rely on non-exclusive license rights from third parties for these technologies. We also license technology on a non-exclusive basis that is necessary to comply with various data compression, broadcast and wireless standards. Because the intellectual property we license is available to our competitors from third parties, barriers to entry for our competitors are lower than if we owned exclusive rights to the technology we license and use or if we had separately developed patented technology. In some cases, the owners of the intellectual property that we license routinely license the same or similar intellectual property to our competitors, such as Dolby, and AVC/H.264 patents licensed through MPEG LA. If a competitor enters into an exclusive arrangement with any of our third-party technology providers, or we are unable to continue to license or replace technologies we use following the expiration or termination of a license, our ability to develop and sell devices or services containing that technology could be severely limited. Our ability to continue licensing technology from a licensor after the expiration or termination of a license could also become more limited in the future for a variety of reasons, such as the licensor being acquired by one of our competitors. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our devices. Our success will also depend in part on our continued ability to access these technologies on commercially reasonable terms. Upon expiration of these agreements, we are required to re-negotiate and renew them in order to continue to access these technologies. We have in the past been, and may in the future be, unable to reach a satisfactory agreement before our existing license agreements have expired. If we are unable to enter into or renew the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, our business, financial condition and results of operations may be harmed. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing our devices, which may harm our business, financial condition and results of operations.

We rely primarily on third parties for the research and development behind the technologies underlying our devices.

We rely primarily on third-parties for the research and development of the technologies underlying our devices. The success of our devices is dependent on the research and development performed by these third parties. If our relationships with our third-party manufacturers and licensors is harmed or ends, we may need to incur additional research and development costs in order to remain competitive with our devices. In addition, our research and development providers may experience delays that are out of our control. For example, as a result of the COVID-19 pandemic, our research and development providers have experienced delays due to an inability to complete in-person research and development. Furthermore, we cannot control the amount or type of research and development done by our third-party providers. If they choose to invest less in research and development, or to invest in less relevant areas so that they fail to keep pace with the technological changes in our industries, our devices could be less competitive, and our business, financial condition and results of operations may be harmed.

Limited availability of raw materials, components and manufacturing equipment for our devices, or increases in the cost of these items, may harm our Device business, financial condition and results of operations.

We depend on our manufacturers obtaining adequate supplies of quality raw materials and components on a timely basis, and we have no long-term agreements with our manufacturers with fixed prices or quantities. As a result, it is important for them to control raw material and component costs and reduce the effects of fluctuations in price and availability. We do not have ultimate control over how or from whom our manufacturers, or their suppliers, source the raw materials or key components, such as glass substrates, liquid crystal material, driver integrated circuits, polarizers and color filters, used in our devices and key components. Our manufacturers, or their suppliers, may establish a working relationship with a single materials supplier if they believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. Our manufacturers, or their suppliers, have experienced and may in the future experience a shortage of, or a delay in receiving, certain components as a result of strong demand, capacity constraints, including constraints due to the COVID-19 pandemic, financial weakness of the manufacturer or their suppliers, inability of manufacturers or their suppliers to borrow funds in the credit markets, disputes with other manufacturers or suppliers (some of whom are also competitors) or disruptions in the operations of component suppliers, or problems faced during the transition to a new component supplier. Our results of operations would be adversely affected if our manufacturers, or their suppliers, were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our retailers. Our contracts with our retailers provide that price and quantity terms are contained in purchase orders, which are generally agreed upon two weeks in advance of delivery. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. If we become subject to any significant increase in the price our manufacturers charge us due to increases in the price of raw materials or components that were not anticipated, we may be unable to pass on such cost increases to our retailers, particularly when we offer price protection, where we offer rebates to our retailers so that they can decrease the retail price of devices during the devices’ life cycles to move such devices off their shelves.

In addition, certain manufacturing equipment used by our manufacturers, and their suppliers, is only available from a limited number of vendors. From time to time, increased demand for such equipment may cause lead times to extend beyond those normally required. The unavailability of such equipment could hinder the manufacturing capacity of our manufacturers, which could in turn impair our ability to meet our retailer orders. This could result in a loss of revenue, and our business, financial condition and results of operations may be harmed.

We do not control our manufacturers and actions that they might take could harm our reputation, brand and sales.

While we require our suppliers to comply with a code of conduct, we do not control their labor, environmental or other practices. A violation of labor, environmental or other laws by our manufacturers or their suppliers, or a failure of these parties to comply with our code of conduct or to follow ethical business practices, could lead to negative publicity and harm our reputation and brand. In addition, we may choose to seek alternative manufacturers if these violations or failures were to occur. Identifying and qualifying new manufacturers can be time consuming and we might not be able to substitute suitable alternatives in a timely manner or at an acceptable cost. In the past, other consumer device companies have faced significant criticism for the actions of their manufacturers and suppliers, and we could face such criticism ourselves. Any of these events could adversely affect our brand, harm our reputation and brand, reduce demand for our devices and harm our ability to meet demand if we need to identify alternative manufacturers.

We are dependent on logistics services provided by our third-party logistics providers, and failure to properly manage these relationships, or the failure of our logistics providers to perform as expected, may harm our results of operations.

We currently rely primarily on only two third-party logistics providers for our warehousing and transportation needs that are not already handled by our manufacturers. We have no assurance that business interruptions will not occur as a result of the failure by these providers to perform as expected or that either of these logistics providers will meet the needs of our Device business. Further, if we are unable to properly manage our relationships with our logistics providers, including by accurately forecasting our requirements, our revenue, results of operations and gross profit may be harmed. We cannot ensure that our logistics providers will continue to perform services to our satisfaction, in a manner satisfactory to our retailers, manufacturers and their suppliers, or on commercially reasonable terms. Our manufacturers could become dissatisfied with our logistics providers or their cost levels and refuse to utilize either of these logistics providers. Our retailers could become dissatisfied and cancel their orders, impose charges on us or decline to make future purchases from us if a logistics provider fails to deliver devices on a timely basis and in compliance with retailers’ shipping and packaging requirements, thereby increasing our costs and/or potentially causing our reputation and brand to suffer. If one of our logistics providers is not able to provide the agreed services at the level of quality we require or becomes unable to handle our existing or higher volumes, we may not be able to replace such logistics provider on short notice, which may harm our business.

Our logistics providers may also fail to perform as expected for reasons outside their control. For example, as a result of the COVID-19 pandemic, there has been an increase in logistics costs and occasional delays in the performance of our logistics providers. Such failure by our logistics providers to perform as expected may harm our business, financial condition and results of operations.

In addition, because we currently rely primarily on only two third-party logistics providers for our warehousing and transportation needs, if we encounter problems with either of these logistics providers, we may not be able to quickly shift to a new provider of these services, or shift the allocation of services between our existing providers, and our ability to meet retailer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies may be harmed.

Most of our agreements with content providers are not long-term and can be terminated by the content providers under certain circumstances. Any disruption in the renewal of such agreements may result in the removal of certain channels from our streaming platform and may harm our SmartCast Active Account growth and engagement.

We enter into agreements with all our content providers, which have varying terms and conditions, including expiration dates. Our agreements with content providers generally have terms of one to three years and can be terminated before the end of the term by the content provider under certain circumstances, such as if we materially breach the agreement, or occasionally without cause. Upon expiration of these agreements, we are required to re-negotiate and renew them in order to continue providing content from these content providers on our streaming platform. We have in the past and in the future may not be able to reach a satisfactory agreement before our existing agreements have expired. If we are unable to renew such agreements on a timely basis on mutually agreeable terms, we may be required to temporarily or permanently remove certain channels from our streaming platform. The loss of any services from our streaming platform for any period of time may harm our business. More broadly, if we fail to maintain our relationships with the content providers on terms favorable to us, or at all, if these content providers face problems in delivering their content across our platform, or if these content providers do not prioritize development applications for our platforms, then we may lose advertisers or consumers and our business may be harmed.

A small number of content providers represent a disproportionate amount of content consumed on our Smart TVs, and if we fail to monetize these relationships, directly or indirectly, our business, financial condition and results of operations may be harmed.

Historically, a small number of content providers have accounted for a significant portion of the content streamed across our connected entertainment platform and the terms and conditions of our relationships with content providers vary. However, revenue generated from our largest content provider across our platform was not material to our total net revenue during the year ended December 31, 2020, and we do not expect a material amount of revenue from our largest content provider for the foreseeable future. If we fail to maintain our relationships with the content providers that account for a significant amount of the content streamed by our consumers or if these content providers face problems in delivering their content across our platform, our ability to attract and retain consumers would be harmed.

Additionally, some of our agreements with third party content providers, including Netflix and Disney+, restrict us from using viewing data from consumers engaging with that third party’s content. Accordingly, our contractual arrangements with third party content providers may limit our ability to monetize our relationships with them, and as a result, our business, financial condition and results of operations may be harmed.

The success of Platform+ depends in part on developing and maintaining relationships and technology integrations with a variety of third parties.

The success of Platform+ depends in part on developing and maintaining relationships and technology integrations with brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and advertising technology firms. The television and digital advertising industries continue to evolve and we cannot ensure that we will be able to maintain and expand our existing relationships as well as develop relationships with additional constituents as they emerge. We also depend in part on marketing technology companies to collect and make data useful to advertisers. If these marketing technology companies fail to properly and securely collect user data from our devices, or if we fail to maintain and expand our relationships with these marketing technology companies, our business may be harmed.

Additionally, television content providers, digital publishers and marketing technology companies may begin to develop products supplementing their current product offerings to compete with our Platform+

offerings. For example, certain cable operators are vertically integrated with content providers and may choose to invest in alternate platforms. If we cannot maintain or expand our relationships with these constituents, our business, financial condition and results of operations may be harmed.

Risks Relating to Legal and Regulatory Matters

We are subject to a variety of federal, state and foreign laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory device recalls, penalties and legal expenses that may harm our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission and Department of Justice, the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration and the International Trade Commission, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission, laws related to privacy, data protection and security, and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. In addition, we are subject to a variety of federal and state employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory device recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets if we or our partners violate these laws or the laws are amended to restrict our ability to do business internationally. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of some technologies, including devices and services. Our devices are subject to U.S. export controls, including the Commerce Department’s Export Administration Regulations and our business activities are subject to various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls. These laws and regulations have in the past impacted, and we expect in the future will impact, our business, and any future changes in laws, regulations, policies or trade relations could harm our business. Exports and other transfers of our devices, technologies and services must be made in compliance with these laws. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of devices and services to countries, governments, and persons subject to U.S. sanctions. Even though we attempt to ensure that we, our retailers and partners comply with the applicable export, sanctions and import laws, including preventing our devices from being provided to sanctioned persons or sanctioned countries, we cannot guarantee full compliance by all. Actions of our retailers and partners are not within our complete control, and our devices could be re-exported to those sanctioned persons or countries, or provided by our retailers to third persons in contravention of our requirements or instructions or the laws. Any such potential violation could have negative consequences, including government investigations, penalties, and our reputation, brand and revenue may be harmed.

Further, any government enforcement action may harm our business, financial condition and results of operations. If we are subject to any sanctions, penalties or restrictions by governmental agencies, or if we do not prevail in any possible governmental civil or criminal litigation matter in the future, our business, financial condition and results of operations may be harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional service fees and our reputation and brand may be harmed.

We and our third-party service providers collect, store, use, disclose and otherwise process information collected from or about consumers of our devices. The collection and use of personal information subjects us to legislative and regulatory burdens, and contractual obligations, and may expose us to liability.

We collect, store, use, disclose and otherwise process personal information (including data that can be used to identify or contact a person) and other data supplied by consumers when, for example, consumers register our devices for warranty purposes, as well as personal information of our employees and third parties, and share this data with certain third parties. We also disclose viewing data to third parties when consumers opt-in to the collection, use and disclosure of viewing data. A wide variety of local, state, national and international laws and regulations, and industry standards and contractual obligations, apply to the collection, use, retention, protection, security, sharing, disclosure, transfer and other processing of personal information and data collected from or about individuals, including consumers and devices, and the regulatory frameworks and industry standards for privacy and security issues are evolving worldwide. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships.

For example, the European Union (EU) General Data Protection Regulation (GDPR) imposes stringent operational requirements for entities processing personal information and significant penalties for non-compliance. In particular, under the GDPR, fines of up to 20 million euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by data subjects. Numerous legislative proposals also are pending before the U.S. Congress, various state legislative bodies and foreign governments concerning content regulation and data privacy and protection that could affect us, including Bill C-11 (the Digital Charter Implementation Act) introduced by the Canadian government in November 2020. We expect that there will continue to be new proposed and adopted laws, regulations and industry standards concerning privacy, data protection and security in the United States and other jurisdictions in which we operate.

In the United States, we are subject to the supervisory and enforcement authority of the Federal Trade Commission with regard to the collection, use, sharing, and disclosure of certain data collected from or about consumers or their devices. Additionally, many states in which we operate have laws that protect the privacy and security of personal information. Certain state laws may be more stringent, broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, California has adopted the California Consumer Privacy Act (CCPA), which provides new data privacy rights for California consumers and new operational requirements for covered companies. The CCPA provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The CCPA became operative in January 2020, and its implementing regulations took effect in August 2020. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA provides a private right of action for certain data breaches that is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. California voters also passed a new privacy law, the California Privacy Rights Act (CPRA), in the November 2020 election. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding consumers’ rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply prior to the 2023 effective date. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. Aspects of the CCPA, the CPRA, and other laws and regulations relating to data protection, privacy, and information security, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them.

The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States. The CCPA has prompted a number of proposals for federal and state privacy legislation. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (CDPA), a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. The CDPA will require us to incur additional costs and expenses in an effort to comply with it before it becomes effective on January 1, 2023. The CDPA and any other state or federal legislation that is passed could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

While we strive to publish and prominently display privacy policies that are accurate, comprehensive, compliant with applicable laws, orders and settlements, regulations and industry standards, and fully implemented, we cannot assure you that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to the privacy and security of information about consumers or their devices. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices, which may harm our business, financial condition and results of operations. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, including retailers, advertisers, service providers or developers, or any other legal or regulatory obligations, standards, orders or contractual or other obligations relating to privacy, data protection, data security, or consumer protection, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information or other consumer data, has in the past resulted, and in the future may result, in the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions and other proceedings, and claims, fines, judgments, awards, penalties and costly litigation (including class actions). Such proceedings or actions could hurt our reputation, force us to spend significant amounts in defense of and responses to such actions and proceedings, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our devices, and ultimately result in the imposition of liability. Furthermore, any public statements against us by consumer advocacy groups or others, could cause our consumers to lose trust in us and otherwise harm our reputation, brand and market position, which may harm our business, financial condition and results of operations.

We use information collected from or about consumers of our devices, and from the devices themselves, for analysis and licensing purposes, including to inform advertising or analyze viewing behaviors. If laws or government regulations relating to digital advertising, the use of location or behavioral data, or collection and use of internet user data and unique identifiers change, we may need to alter our business, or our business may be harmed.

Our business currently relies in part upon users opting-in to allow their Smart TV to detect viewing data. We license certain of this viewing data to authorized data partners, including analytics companies, media companies and advertisers. We may use viewing data for a number of purposes, including to provide, maintain, monitor and analyze usage, to improve services, to personalize our services and to deliver recommendations, advertisements, content and features that match viewer interests. Our data partners may use viewing data for summary analytics and reports, audience measurement, and to deliver tailored advertisements. Data about content viewed on a device is sometimes enhanced with household demographic data and data about digital actions (e.g., digital purchases and other consumer behavior taken by the Smart TV or other devices associated with the IP address we collect). This data also enables authorized data partners to deliver interest-based advertising both on the Smart TV and other devices, for example, devices sharing the same IP address.

U.S. federal and state governments, and foreign governments, have enacted or are considering legislation related to digital advertising, consumer privacy, and the collection, use, disclosure and other processing of data relating to individuals, including the GDPR and the CCPA, and we expect to see an increase in legislation and regulation related to digital advertising, the use of location or behavioral data, the collection and use of internet user data and unique device identifiers, such as IP address, and other privacy and data protection legislation and regulation. Such laws and regulations could affect our costs of doing business, and may adversely affect the demand for, or effectiveness and value of, our Inscape data services and our other devices and services. It is also possible that existing laws and regulations may be interpreted in new ways that would affect our business, including with respect to definitions of “personal data” or similar concepts, or the classification of IP addresses, machine, device or other persistent identifiers, location data, behavioral data and other similar information. Such laws and regulations may be inconsistent between countries and jurisdictions or conflict with other laws, regulations or other obligations to which we are or may become subject. Such new laws and regulations, or new interpretations of laws and regulations, may hamper our ability to expand our offerings into the EU or other jurisdictions outside of the United States, may prove inconsistent with our current or future business practices or the functionality of our Smart TVs, Inscape data services or other devices or services, and may diminish the volume or quality of our data by restricting our information collection methods or decreasing the amount and utility of the information that we would be permitted to collect, share and license.

The costs of compliance with, and the other burdens imposed by, these and other laws, regulations, standards, practices, contractual obligations or other obligations may be costly and onerous, which in turn may prevent us from offering or selling our devices or existing or planned features, products, or services, or may increase the costs of doing so, and may affect our ability to invest in or jointly develop devices or services. Such new laws and regulations, or new interpretations of laws and regulations, also may cause us to find it necessary or appropriate to change our business practices. We may be unable to change our business practices in a timely or cost-effective manner or at all, and doing so may harm our financial performance. Some of our competitors may have more access to lobbyists or governmental officials and may use such access to effect statutory or regulatory changes in a manner to commercially harm us while favoring their solutions. In addition, a determination by a court or government agency that any of our practices, or those of our agents, do not meet applicable standards could result in liability, or result in negative publicity, and may harm our business, financial condition and results of operations.

Our consumers may also object to or opt-out of the collection and use of data about the content viewed on a VIZIO device, which may harm our business. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the internet regarding users’ browsing and other habits. We are aware of several lawsuits filed against companies in the electronics or digital advertising industries alleging various violations of consumer protection and computer crime laws, asserting privacy-related theories, and regulatory authorities in the United States and other jurisdictions have pursued investigations of and enforcement actions against companies relating to their use and other processing of data relating to individuals. Any such claims, proceedings or investigations brought against us could hurt our reputation, brand and market position, force us to spend significant amounts to defend ourselves and otherwise respond to the action or other proceeding, distract our management and technical personnel, increase our costs of doing business, lower demand for our services and ultimately result in the imposition of monetary liability or restrict our ability to conduct our Inscape data services.

We have been subject to regulatory proceedings and orders related to the collection, use, and sharing of information from or about consumers and their devices, and continued compliance with regulators and regulatory orders will require additional costs and expenses.

In February 2017, we stipulated to the entry of a judgment in federal district court with, and paid certain penalties to, the Federal Trade Commission, the New Jersey Attorney General, and Director of the New Jersey Division of Consumer Affairs to settle alleged violations of Section 5 of the Federal Trade Commission Act and New Jersey Consumer Fraud Act (the Order). The Order requires us to provide additional notices (separate and apart from our privacy policies) to consumers when our devices are collecting viewing data Under the Order, VIZIO devices connected to the internet may only collect viewing data from devices whose users have expressly consented to this practice, after receiving notice of the collection, use and sharing of viewing data, and we must provide instructions on how consumers may revoke such consent for our devices.

The Order also required us to delete certain viewing data we collected, prohibits us from misrepresenting our practices with respect to the privacy, security, or confidentiality of consumer information we collect, use or maintain and requires us to maintain a privacy program with biennial assessments of that program and maintain certain records regarding our collection and use of consumer information. The obligations under the Order remain in effect until 2037. Violation of existing or future regulatory orders, settlements, or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our business, financial condition and results of operations.

While we have incurred, and will continue to incur, expenses to maintain privacy and security standards and protocols imposed by the Order, as well as applicable laws, regulations, judgments, settlements, industry standards and contractual obligations, increased regulation of data collection, use and security practices, including self-regulation and industry standards, changes in existing laws, enactment of new laws, increased enforcement activity, and changes in interpretation of laws, could increase our costs of compliance and operations, limit our ability to grow our business or otherwise harm our business.

Our actual or perceived failure to adequately protect information from or about consumers of our devices could harm our reputation, brand and business.

In January 2020, the CCPA came into force. This law requires manufacturers that sell or offer to sell connected devices in California to equip each device with reasonable security features that are appropriate to the nature of the device, appropriate to the information it may collect, contain or transmit, and designed to protect the device and information on the device from unauthorized access, destruction, use, modification or disclosure. In addition, we are subject to other laws and regulations that obligate us to employ reasonable security measures.

We also are subject to certain contractual obligations to indemnify and hold harmless third parties, including advertisers, digital publishers, marketing technology companies and other users or buyers of our data from and against the costs or consequences of our noncompliance with laws, regulations, self-regulatory requirements or other legal obligations relating to privacy, data protection or data security, or inadvertent or unauthorized use or disclosure of these third parties’ data that we process in connection with providing our devices.

We have implemented security measures in an effort to comply with applicable laws, regulations and other obligations, but given the evolving nature of security threats and evolving safeguards and the lack of prescriptive measures in many applicable laws, regulations, and other obligations, we cannot be sure that our chosen safeguards will protect against security threats to our business, including the personal information that we process, or that a regulator or other third party may not consider our security measures to be appropriate, reasonable, and/or in accordance with applicable legal requirements. Even security measures that are appropriate, reasonable, and/or in accordance with applicable legal requirements may not be able to fully protect our information technology systems and the data contained in those systems, or our data that is contained in third parties’ systems. Moreover, certain data protection laws impose on us responsibility for our employees and third parties that assist with aspects of our data processing. Our employees’ or third parties’ intentional, unintentional or inadvertent actions may increase our vulnerability or expose us to security threats, such as phishing or spearphishing attacks, and we may remain responsible for access to, loss or alteration of, or unauthorized disclosure or other processing of our data despite our security measures. Any actual or perceived failure to adequately protect information may subject us to legal, regulatory and contractual actions and may harm our reputation, brand, business, financial condition and results of operations.

From time to time, we have been and may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and may harm our business, financial condition and results of operations.

From time to time, we have been and may be subject to claims, lawsuits, government investigations and other proceedings involving products liability, competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, environmental, commercial disputes and other matters that may harm our business, financial condition and results of operations. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, make content unavailable, or require us to stop offering certain features, all of which may harm our business, financial condition and results of operations.

The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, may harm our business, financial condition and results of operations.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our devices.

As a public company, we are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act) that requires us to diligence, disclose and report whether or not our devices contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our devices. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our devices and, if applicable, potential changes to devices, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our devices contain minerals not determined to be conflict-free or if we are unable to alter our devices, processes or sources of supply to avoid such materials.

Compliance or the failure to comply with current and future environmental, device stewardship and producer responsibility laws or regulations could result in significant expense to us.

As a seller of consumer electronic devices, we are subject to a variety of state, local and foreign environmental, device stewardship and manufacturer responsibility laws and regulations, primarily relating to the collection, reuse and recycling of electronic waste, including the Smart TVs we sell, as well as regulations regarding the consumption of electricity and the hazardous material contents of electronic devices, device components and device packaging.

The cost of complying with recycling programs is difficult to predict because of the inability to reliably estimate the timing and quantity of our devices, at various sizes, that will be recycled in any given jurisdiction. Most of the states with television recycling programs assess fees based upon weight of the units recycled, by market share or a combination of the two. Some states also impose a charge on us for the cost of recycling televisions manufactured by companies which are no longer in business, usually based upon our current market share. Such orphaned televisions are predominately based on older, heavier CRT technology. We expect our expenses for compliance with recycling programs to be between approximately $6 million and $10 million each year, and if our sales or market share increases, the future cost of complying with the existing recycling programs could increase. Changes to laws regulating electronics recycling programs could increase our operational costs for funding these programs and result in increased regulatory oversight and a larger administrative burden. If more states adopt similar recycling plans, our costs of compliance and associated administrative burden will grow. Currently, we do not pass these costs on to our manufacturers and we may have a limited ability to pass these costs along to our retailers. If states offer consumer incentives for the return of televisions to recycling facilities, which has occurred in the past, our costs could increase unexpectedly. If the costs of compliance with these recycling programs increase beyond our estimates, our margins would be reduced and our business, financial condition and results of operations would be harmed. We believe that we are currently in compliance, and will be able to continue to comply, with such existing and emerging requirements, however we have in the past and may in the future experience disputes with such state or local authorities, and if we are found to not be in compliance with any present and future regulations, we could become subject to additional fines and liabilities, or prohibitions on sales of our Smart TVs or could otherwise jeopardize our ability to conduct business in the jurisdiction in which we are not compliant, which in turn may harm our business, financial condition and results of operations.

Our devices are subject to laws in some jurisdictions which ban the use of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment. Similar laws and regulations have been passed, are pending, or may be enacted in China and other regions, and we are, or may in the future be, subject to these laws and regulations. Also, changes to regulations relating to certain chemicals and flame retardants used in our devices have been proposed or are being considered by federal and state regulators. If these measures are implemented, we could face significant increased costs from suppliers who may be using such chemicals in component parts and would be required to remove them. Although we generally seek contractual provisions requiring our manufacturers to comply with device content requirements, we cannot guarantee that our manufacturers will consistently comply with these requirements. In addition, if there are changes to these or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to re-engineer our devices to use components compatible with these regulations. This re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

Issues related to climate change may result in regulatory requirements that would have an adverse impact on the financial condition of the business. At the federal level, a new administration could place new requirements to reduce greenhouse gases on our operations, including manufacturing, transportation and distribution, resulting in increased costs. Recently proposed changes to laws at the state and local levels targeting reductions in greenhouse gases would also result in increased administrative costs to the business.

From time to time new environmental, device stewardship and producer responsibility regulations are enacted, or existing requirements are changed, and it is difficult to anticipate how such regulations and changes will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted and are actively looking to alternative methods of compliance in the event certain proposed changes in law may materially impact our operations. We also expect that our devices will be affected by new environmental laws and regulations on an ongoing basis, including content of device components. Although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our devices and packaging or how these are manufactured. As a result, we may experience negative consequences from these emerging requirements including, but not limited to, supply shortages or delays, increased raw material and component costs, accelerated obsolescence of certain raw materials used in our components and devices, and the need to modify or create new designs for our existing and future devices, all of which may harm our business, financial condition and results of operations.

We are subject to taxation-related risks in multiple jurisdictions.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, value added and other similar taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. It is possible that our tax positions may be challenged by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are regularly re-examined and evaluated globally. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. Tax authorities are increasingly scrutinizing the tax positions of multinational companies. If U.S. or other foreign tax authorities change applicable tax laws, our overall liability could increase, and our business, financial condition and results of operations may be harmed.

In December 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act) was enacted, which contains significant changes to U.S. tax law, including a reduction in the corporate tax rate and a transition to a new territorial system of taxation. The primary impact of the new legislation on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate tax rate. Certain provisions of the Tax Act were modified by legislation enacted in March 2020, entitled the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) and the impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. As we expand the scale of our business activities, any changes in U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations.

Risks Relating to Intellectual Property

Third parties may claim we are infringing, misappropriating or otherwise violating their intellectual property rights and we could be prevented from selling our devices, or suffer significant litigation expense, even if these claims have no merit.

The media entertainment devices industry, and especially the television industry, is characterized by the existence of a large number of patents and frequent claims and litigation regarding patent, trade secret and other intellectual property rights. There is no easy mechanism through which we can ascertain a list of all patent applications that have been filed in the United States or elsewhere and whether, if any applications are granted, such patents would harm our business. Furthermore, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our devices. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe, misappropriate or otherwise violate third-party rights may be brought against us. We may also be unaware of intellectual property rights of others that may cover some of our devices.

Leading companies in the television industry, some of which are our competitors, have extensive patent portfolios with respect to television technology. From time to time, third parties, including these leading companies, have asserted and currently are asserting patent, copyright, trademark and other intellectual property related claims against us and demand license or royalty payments or payment for damages, seek injunctive relief and pursue other remedies including, but not limited to, an order barring the import of our devices. We expect to continue to receive such communications and be subject to such claims, and we review the merits of each claim as they are received.

The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Claims of intellectual property infringement, misappropriation or other violation against us or our manufacturers have required and might in the future require us to redesign our devices, rebrand our services, enter into costly settlement or license agreements, pay costly damage awards, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property, or require us to face a temporary or permanent injunction prohibiting us from marketing or selling our devices or services. As a result of patent infringement claims, or to avoid potential claims, we have in the past and may in the future choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, which may be substantial, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property rights.

Litigation against us, even if without merit, can be time consuming, could divert management attention and resources, require us or our manufacturers to incur significant legal expense, prevent us from using or selling the challenged technology, damage our reputation and brand, require us or our manufacturers to design around the challenged technology and cause the price of our stock to decline. In addition, these third-party claimants, some of which are potential competitors, may initiate litigation against the manufacturers of our devices or key components, including LCD and OLED panels, or our retailers, alleging infringement, misappropriation or other violation of their proprietary rights with respect to existing or future devices. Also, third parties may make infringement claims against us that relate to technology developed and owned by one of our manufacturers for which our manufacturers may or may not indemnify us. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Moreover, our agreements with our retailers generally contain intellectual property indemnification obligations, and we may be responsible for indemnifying our retailers against certain intellectual property claims or liability they may face relating to our devices or offerings. Additionally, our retailers may not purchase our offerings if they are concerned that they may infringe, misappropriate or otherwise violate third-party intellectual property rights.

The complexity of the technology involved and inherent uncertainty and cost of intellectual property litigation increases our risks. In the event of a meritorious or successful claim of infringement, and our failure or inability to license or independently develop or acquire access to alternative technology on a timely basis and on commercially reasonable terms, or substitute similar intellectual property from another source, we may be required to:

•	discontinue making, using, selling or importing substantially all or some of our devices as currently engineered;

•	offer less competitive devices with reduced or limited functionality;

•	pay substantial monetary damages for the prior use of third-party intellectual property;

•	change how our devices are manufactured or the design of our devices;

•	shift significant liabilities to our manufacturers who may not be financially able to absorb them;

•	enter into licensing arrangements with third parties on economically unfavorable or impractical terms and conditions; and/or

•	pay higher prices for the devices we sell.

As a result of the occurrence of any of the foregoing, we may be unable to offer competitive devices, suffer a material decrease or interruption in sales and our business, financial condition and results of operations may be harmed.

If we become subject to liability for content that we distribute through our devices, our business, financial condition and results of operations may be harmed.

As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, public performance royalties or other claims based on the nature and content of materials that we distribute. The Digital Millennium Copyright Act (DMCA) is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to, user content that include materials that infringe copyrights or other rights of others. We rely on the protections provided by the DMCA in conducting our business, and may be adversely impacted by future legislation and future judicial decisions altering these safe harbors or if international jurisdictions refuse to apply similar protections. If we become liable for these types of claims as a result of the content that is streamed through our technology, then our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our business, financial condition and results of operations. We cannot assure that we are insured or indemnified to cover claims of these types or liability that may be imposed on us.

Some of our consumer devices contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our devices are, or may be distributed with, software licensed by its authors or other third parties under so-called “open source” licenses, including, for example, the GNU General Public License, GNU Lesser General Public License, the Mozilla Public License, the BSD License and the Apache License.

Some of those licenses may require, as a condition of the license, that:

•	we release the source code for our proprietary software, or modifications or derivative works we create based upon, incorporating, or using the open source software,

•	we provide notices with our devices, and/or

•

we license the modifications or derivative works we create based upon, incorporating, or using the open source software under the terms of a particular open source license or other license granting third parties certain rights of further use, including that the licensee publicly release all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost.

From time to time, companies that incorporate open source software into their devices have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Additionally, the terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide the open source software subject to those licenses. Accordingly, we could be subject to suits and liability for copyright infringement claims and breach of contract by parties claiming ownership of, or demanding release of, what we believe to be open source software or noncompliance with open source licensing terms. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open source agreement, such use could nevertheless occur, or could be claimed to have occurred, and we may be required to release our proprietary source code, pay damages for breach of contract, purchase a costly license, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which may harm our business, financial condition and results of operations. This reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. If an author or other third-party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations, and if our defenses were not successful we could be enjoined from distribution of the devices that contained the open source software and required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our devices, which could disrupt our distribution and sale of some of our devices, or help third parties, including our competitors, develop products and services that are similar to or better than ours, any of which may harm our business, financial condition and results of operations.

We rely upon trade secrets and other intellectual property rights, including unpatented proprietary know-how and expertise to maintain our competitive position in the television industry. Our intellectual proprietary rights may be difficult to establish, maintain, enforce and protect, which could enable others to copy or use aspects of our devices without compensating us, thereby eroding our competitive advantages and harming our business.

We rely on a combination of copyright, trademark, patent and trade secret laws, nondisclosure agreements with employees, contractors and manufacturers and other contractual provisions to establish, maintain, protect and enforce our intellectual property and other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and proprietary rights under the intellectual property laws of the United States and other countries. The laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of our intellectual property and proprietary rights in such countries may be inadequate. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our device design, to obtain and use technology and other intellectual property that we regard as proprietary, or to adopt names, trademarks and logos similar to the VIZIO name, trademark and logo, especially in international markets where intellectual property rights may be less protected. Furthermore, our competitors may independently develop similar technology or duplicate our intellectual property. Policing the unauthorized use of our intellectual property and proprietary rights is difficult and expensive. Pursuing infringers of our intellectual property and proprietary rights could result in significant costs and diversion of resources, and any failure to pursue infringers could result in our competitors utilizing our technology and offering similar devices, potentially resulting in loss of a competitive advantage and decreased sales. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation. If we fail to protect and enforce our intellectual property rights adequately, our competitors might gain access to our technology, we may not receive any return on the resources expended to create or acquire the intellectual property or generate any competitive advantage based on it, and our brand, business, financial condition and results of operations may be harmed.

Additionally, various factors outside our control pose a threat to our intellectual property rights, as well as to our devices. For example, we may fail to obtain effective intellectual property protection, or the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Despite our efforts to protect our intellectual property proprietary rights, there can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert, and have in the past asserted, that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.

We rely heavily on trade secrets, unpatented proprietary know-how, expertise and information, as well as continuing technological innovation in our business and confidentiality to protect our intellectual property. We seek to protect our proprietary information by entering into confidentiality and/or license agreements with our employees, consultants, service providers and advertisers. We also enter into confidentiality and invention assignment agreements with our employees and consultants. We also seek to preserve the integrity and confidentiality of our trade secrets and proprietary information by the use of measures designed to maintain physical security of our premises and physical and electronic security of our information technology systems, but it is possible that the security measures of the premises or information technology systems used in our business and operations, some of which are supported by third parties, could be breached. However, policing unauthorized use of our trade secrets, technology and proprietary information is difficult and we cannot assure you that any steps taken by us will prevent misappropriation of our trade secrets, technology and proprietary information. We cannot be certain that we have entered into confidentiality, invention assignment and/or license agreements with all relevant parties, and we cannot be certain that our trade secrets, technology and other proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. There can be no assurance that we will be able to effectively maintain the secrecy and confidentiality of this intellectual property. Such agreements may be insufficient or breached and we also cannot be certain that we will have adequate remedies for any breach. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Additionally, to the extent that our employees, consultants or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. We may have employees leave us and work for competitors. Attempts may be made to copy or reverse-engineer aspects of our devices or to obtain and use information that we regard as proprietary. The disclosure of our trade secrets or other know-how as a result of such a breach may harm our business. If any of our trade secrets, technology or other proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

To a lesser extent, we rely on patent laws to protect our proprietary methods and technologies. While we have issued patents and pending patent applications in the United States and other jurisdictions, the claims eventually allowed on any of our patents may not be sufficiently broad to protect our technology or offerings and services. Any issued patents may be challenged or invalidated in litigation and/or in other adversarial proceedings such as opposition, inter partes review, post-grant review, reissue, reexamination or other post-issuance proceedings, or may be circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the Leahy-Smith America Invents Act, and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain adequate patent protection, or to prevent third parties from infringing upon or misappropriating our intellectual property.

Any additional investment in protecting our intellectual property through additional trademark, patent or other intellectual property filings could be expensive or time-consuming. We may not be able to obtain protection for our technology and even if we are successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive to maintain these rights, both in terms of application and maintenance costs, and the time and cost required to defend our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property, including patents and technology, from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license.

Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our devices, or inhibit our ability to commercialize future devices. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing may harm our competitive position, business, financial condition and results of operations.

Risks Relating to this Offering and Ownership of Our Class A Common Stock

After this offering, you will own single-vote-per-share Class A common stock while shares of our 10-vote-per-share Class B common stock held by our Founder, Chairman and Chief Executive Officer, William Wang, and his affiliates will represent a substantial majority of the voting power of our outstanding capital stock. As a result, Mr. Wang will continue to have control over our company after this offering, which will severely limit your ability to influence or direct the outcome of key corporate actions and transactions, including a change in control.

Following this offering, you and certain other stockholders will own Class A common stock, which entitles each holder of such stock to one vote per share. William Wang, our Founder, Chairman and Chief Executive Officer and his affiliates will hold all shares of Class B common stock that are entitled to ten votes per share. In addition, Mr. Wang has entered into voting agreements whereby he will maintain voting control over the shares of Class B common stock held by his affiliates.

Following the offering, the shares beneficially owned by Mr. Wang (including shares over which he has voting control) will represent 92.1% of the voting power of all our shares. As a result, for the foreseeable future, Mr. Wang will be able to control matters requiring approval by our stockholders, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major transaction requiring stockholder approval. Mr. Wang may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interest. The concentration of control will limit or preclude your ability to influence corporate matters for the foreseeable future and could have the effect of delaying, preventing or deterring a change in control of our company, could deprive you and other holders of Class A common stock of an opportunity to receive a premium for your Class A common stock as part of a sale of our company and could negatively affect the market price of our Class A common stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by Mr. Wang and his affiliates of the Class B common stock they hold will generally result in those shares converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the date fixed by the board of directors that is no less than 61 days and more than 180 days following (i) the first date after the completion of this offering that the number of shares of Class B common stock held by Mr. Wang and his affiliates is less than 25% of the Class B common stock held by Mr. Wang and his affiliates as of immediately prior to the completion of this offering (the 25% Ownership Threshold); (ii) the date on which Mr. Wang is terminated for cause (as defined in our amended and restated certificate of incorporation); or (iii) the date upon which (A) Mr. Wang is no longer providing services to us as chief executive officer and (B) Mr. Wang is no longer a member of our board of directors, either as a result of Mr. Wang’s voluntary resignation or as a result of a request or agreement by Mr. Wang not to be re-nominated as a member of our board of directors at a meeting of our stockholders. Additionally, shares of Class B common stock will convert automatically at the close of business on the date that is 12 months after the death or permanent and total disability of Mr. Wang, during which 12-month period the shares of our Class B common stock shall be voted as directed by a person designated by Mr. Wang and approved by our board of directors (or if there is no such person, then our secretary then in office). We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our amended and restated certificate of incorporation occurs as the Final Conversion Date. For information about our multi-class structure, see the section titled “Description of Capital Stock.”

There has been no public market for our Class A common stock prior to this offering, and an active trading market may not develop, which may affect the price of our Class A common stock and your ability to resell it.

There has been no public market for our Class A common stock prior to this offering, and an active public market for our Class A common stock may not develop or be sustained after the completion of this offering. We negotiated and determined the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of Class A common stock at or above the offering price. Following the completion of this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

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announcements or introductions of new devices or technologies, commercial relationships, acquisitions, strategic partnerships, joint ventures, capital commitments or other events by us or our competitors;

•	failure of any of our new devices or services to achieve commercial success;

•	developments by us or our competitors with respect to patents or other intellectual property rights;

•	variations and actual or anticipated fluctuations in our total net revenue and other results of operations, or the results of operations of our competitors;

•	fluctuations in the operating performance, stock market prices or trading volumes of securities of similar companies;

•	failure by us to reach an agreement or renew an agreement with an important content provider;

•	changes in operating performance and stock market valuations of competitors;

•	general market conditions and overall fluctuations in U.S. equity markets, including fluctuations related to the COVID-19 pandemic;

•	changes in accounting principles;

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sales of our Class A common stock, including sales by our executive officers, directors and significant stockholders, short selling of our Class A common stock, or the anticipation of sales or lock-up expirations;

•	actual or perceived cybersecurity attacks or security breaches or incidents;

•	additions or departures of any of our key personnel;

•	lawsuits threatened or filed by us or against us, and announcements related to any such litigation;

•	changing legal or regulatory developments in the United States and other countries, including with respect to data privacy, data protection and security;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in recommendations by securities analysts, failure to obtain or maintain analyst coverage of our Class A common stock or our failure to achieve analyst earnings estimates;

•	discussion of us or our stock price by the financial press and in online investor communities;

•	changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our Class A common stock to decline. Furthermore, the trading price of our Class A common stock may be adversely affected by third-parties trying to drive down the price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if the trading price of our Class A common stock declines and their activities can negatively affect the trading price of our Class A common stock. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management’s attention from our business.

A large number of additional shares may be sold in the near future, which may cause the market price of our Class A common stock to decline significantly, even if our business is doing well.

Sales of a substantial amount of our Class A common stock in the market, or the perception that these sales may occur, could adversely affect the market price of our Class A common stock. After this offering, we will have outstanding 85,079,223 shares of Class A common stock and 98,633,025 shares of Class B common stock (after giving effect to the Series A Conversion, the RSA Forfeiture and the Class B Stock Exchange). The total number of shares outstanding includes the 12,250,000 shares of Class A common stock we and the selling stockholders are selling in this offering, which may be resold immediately. The remaining shares of Class A common stock and Class B common stock will become available for sale 180 days after the date of this prospectus under the terms of a lock-up agreement (or earlier pursuant to the early release scenarios described below) entered into between the holders of those shares and the underwriters of this offering.

However, the terms of the lock-up agreements will expire for 25% of each holder’s shares of common stock and securities convertible into or exchangeable for common stock (except with respect to Mr. Wang and his affiliated entities, for whom the lock-up agreements will instead expire for 15% of such holders’ securities) subject to the lock-up agreement if certain conditions are met (the Early Lock-Up Expiration). If such conditions are met, these shares will become available for sale immediately prior to the opening of trading on the fourth trading day following the date on which all of the below conditions are satisfied (the Early Lock-Up Expiration Date):

(1)	90 days have passed since the date of this prospectus;

(2)	we have furnished at least one earnings release on Form 8-K or have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K with the SEC;

(3)

the last reported closing price of our Class A Common Stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for 5 out of any 10 consecutive trading days ending on or after the 90th day following the date of this prospectus; and

(4)

such date occurs in a broadly applicable period during which trading in our securities is permitted under our insider trading policy, or an open trading window, and there are at least 5 trading days remaining in the open trading window.

If we are in a blackout period or within five trading days prior to a blackout period at the time of such Early Lock-Up Expiration Date, the date of the Early Lock-Up Expiration will be delayed until immediately prior to the opening of trading on the fourth trading day following the first date that (i) we are no longer in a blackout period under our insider trading policy and (ii) the closing price is at least greater than the price on the cover of this prospectus.

In addition, to the extent not released on the Early Lock-Up Expiration Date, if (i) at least 120 days have elapsed since the date of this prospectus, and (ii) the lock-up period is scheduled to end during or within five trading days prior to a blackout period, the lock-up period will end 10 trading days prior to the commencement of such blackout period. In addition, the representatives of the underwriters of this offering can waive this restriction and allow these stockholders to sell their shares at any time after this offering.

As these lock-up restrictions end, the market price of the Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market. If a large number of these shares are sold in the public market, the sales could reduce our trading price.

We cannot predict the impact our multi-class structure may have on our stock price.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our multi-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We are a “controlled company” within the meaning of the New York Stock Exchange rules. As a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After completion of this offering, William Wang, our Founder, Chairman and Chief Executive Officer will continue to control a majority of the voting power of our outstanding capital stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of “independent directors” as defined under the New York Stock Exchange rules;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following this offering, we intend to utilize certain of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

In addition, the New York Stock Exchange has developed listing standards regarding compensation committee independence requirements and the role and disclosure of compensation consultants and other advisers to the compensation committee that, among other things, requires:

•	compensation committees be composed of independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

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compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a controlled company, we will not be subject to these compensation committee independence requirements.

Some provisions of our amended and restated certificate of incorporation and Delaware law inhibit potential acquisition bids and other actions that you may consider favorable.

Upon completion of this offering, our corporate documents and Delaware law will contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include, among other things, the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

These provisions, our multi-class common stock structure and Mr. Wang’s overall voting power, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to take certain corporate actions such as the election of directors of your choosing. For example, following the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our Class A common stock and our Class B common stock (the Voting Threshold Date), our stockholders will only be able to take action by written consent. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions—Stockholder Action; Special Meeting of Stockholders.”

In addition, we will be subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of our outstanding voting stock for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

We estimate the net proceeds to us of this offering to be approximately $144.0 million, based upon the initial offering price of $21.00 per share, and after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use $14.0 million of the net proceeds from this offering to satisfy a licensing payment that will become due in connection with this offering. Our management will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways in which our stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, both of which could cause the price of our shares of Class A common stock to decline.

We do not expect to pay any dividends on our Class A common stock for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our Class A common stock in the foreseeable future. Accordingly, investors must rely on sales of their Class A common stock as the only way to realize any gains on their investment. Investors seeking or expecting cash dividends should not purchase our Class A common stock. Further, in the event we do pay any cash dividends to holders of our Class A common stock, certain holders of options under our 2017 Plan also hold dividend equivalent rights, which entitle them to cash payments based on the number of unexercised shares subject to such options.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware and the federal district courts of the United States as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants, and provided that this exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Section 22 of the Securities Act of 1933, as amended (the Securities Act), creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our amended and restated bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

General Risk Factors

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which may harm our business, financial condition and results of operations.

We are exposed to increased regulatory oversight and will incur increased costs as a result of being a public company.

As a public company, we are required to satisfy the listing requirements and rules of the New York Stock Exchange and will incur significant legal, accounting and other expenses that we did not incur as a private company. We will also incur costs associated with public company reporting requirements and corporate governance requirements, including additional directors’ and officers’ liability insurance and requirements under the Sarbanes-Oxley Act of 2002 (the SOX Act) as well as rules implemented by the Securities and Exchange Commission (SEC) and the New York Stock Exchange. These rules and regulations have increased, and will continue to increase, our legal and financial compliance costs, and have made, and will continue to make, certain activities more time consuming and costly. Further, we have incurred costs in connection with hiring additional legal, accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. Any of these expenses may harm our business, financial condition and results of operations.

If we fail to maintain effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which may harm our business or share price.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent financial fraud. Pursuant to the SOX Act, we will be required to periodically evaluate the effectiveness of the design and operation of our internal controls. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error or collusion, the circumvention or overriding of controls or fraud. If we fail to maintain an effective system of internal controls, our business, financial condition and results of operations may be harmed, and we could fail to meet our reporting obligations, which may harm our business and our share price.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the SOX Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Prior to this offering, we were not required to comply with the SEC rules that implement Section 404 of the SOX Act and were therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Both our independent auditors and we will be testing our internal controls pursuant to the requirements of Section 404 of the SOX Act and could, as part of that documentation and testing, identify areas for further attention or improvement. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We calculate certain of our key metrics, including SmartCast ARPU, SmartCast Hours and Total VIZIO Hours using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring our key metrics. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of our key metrics may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology. If advertisers, content or platform partners or investors do not perceive our key metrics to be accurate representations of our SmartCast ARPU, SmartCast Hours and Total VIZIO Hours, or if we discover material inaccuracies in our key metrics, our reputation may be harmed and content partners, advertisers and partners may be less willing to allocate their budgets or resources to our devices and services, which could negatively affect our business, financial condition and results of operations. Further, as our business develops, we may revise or cease reporting certain metrics if we determine that such metrics are no longer accurate or appropriate measures of our performance. If investors, analysts, consumers or retailers do not believe our reported measures, such as SmartCast ARPU, SmartCast Hours and Total VIZIO Hours, are sufficient or accurately reflect our business, we may receive negative publicity and our operating results may be adversely impacted.

We need to maintain operational and financial systems that can support our expected growth, increasingly complex business arrangements, and rules governing revenue and expense recognition and any inability or failure to do so could adversely affect our financial reporting, billing and payment services.

We have a complex business that is growing in size and complexity. To manage our growth and our increasingly complex business operations, especially as we move into new markets internationally or acquire new businesses, we will need to maintain and may need to upgrade our operational and financial systems and procedures, which requires management time and may result in significant additional expense. Our business arrangements with our content providers and advertisers, and the rules that govern revenue and expense recognition in our data services business are increasingly complex. To manage the expected growth of our operations and increasing complexity, we must maintain operational and financial systems, procedures and controls and continue to increase systems automation to reduce reliance on manual operations. An inability to do so will negatively affect our financial reporting, billing and payment services. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our consumers and partners, cause harm to our reputation and brand, and could also result in errors in our financial and other reporting.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations may be harmed.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, sales incentives, accounts receivable and allowance for doubtful accounts, stock-based compensation expense, excess and obsolete inventory write-downs, warranty reserves, long-lived assets and accounting for income taxes including deferred tax assets and liabilities.

Our results of operations may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles (GAAP) in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to us, or varying interpretations of current accounting principles, in particular, with respect to revenue recognition, could have a significant effect on our reported results of operations. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “could,” “would,” “will” or the negative of these terms or other comparable terminology. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business are forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to keep pace with technological advances in our industry and successfully compete in highly competitive markets;

•	our expectations regarding future financial and operating performance, including our Device business, and the growth of our Platform+ business;

•	our ability to continue to increase the sales of our Smart TVs;

•	our ability to attract and maintain SmartCast Active Accounts;

•	our ability to increase SmartCast Hours, including to attract and maintain popular content on our platform;

•	our ability to attract and maintain relationships with advertisers;

•	our ability to adapt to changing market conditions and technological developments, including with respect to our platform’s compatibility with applications developed by content providers;

•	the impact of the COVID-19 pandemic on our business, operations and results of operations;

•	our anticipated capital expenditures and our estimates regarding our capital requirements;

•	the size of our addressable markets, market share, category positions and market trends;

•	our ability to identify, recruit and retain skilled personnel, including key members of senior management;

•	our ability to promote our brand and maintain our reputation;

•	our ability to maintain, protect and enhance our intellectual property rights;

•	our ability to introduce new devices and offerings and enhance existing devices and offerings;

•	our ability to successfully defend litigation brought against us;

•	our ability to comply with existing, modified or new laws and regulations applying to our business, including with respect to data privacy and security laws;

•	our ability to implement, maintain and improve effective internal controls;

•	our ability to maintain the security and functionality of our information systems or to defend against or otherwise prevent a cybersecurity attack or breach and to prevent system failures; and

•	our planned use of the net proceeds from this offering.

These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include those we discuss in the section of this prospectus entitled “Risk Factors.” Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, including market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Certain information in the text of this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:

•	Comscore OTT Intelligence, Custom Reporting, September 2020, U.S.

•	Comscore OTT Intelligence, September 2020, U.S.

•	eMarketer: Connected TV Advertising, November 2020

•	eMarketer: Pay TV Households, August 2020

•	eMarketer: Smart TV Households, August 2020

•	eMarketer: Smart TV Users, August 2020

•	eMarketer: Television Update Fall 2020: Why TV Measurement Must Change, November 2020

•	eMarketer: US Connected TV Advertising, November 2020

•	gap intelligence, Television Price & Promotion Reports, January 1 – January 31, 2021

•	IAB: U.S. 2020 Digital Video Advertising Spend Report: Putting COVID in Context, June 2020

•	Innovid: U.S. Video Benchmarks Report – Fall 2020 Edition

•	Kagan, a media research group within S&P Global Market Intelligence: USA | Global Forecast Table, 2020

•	OMDIA: TV Design & Features Tracker Q4 2020, February 2021

•	PwC Global Entertainment and Media Outlook: 2020-2024, www.pwc.com/outlook

•	The NPD Group, Inc., U.S. Retail Tracking Service, Sound Bars, Based on Units, Jan. 2018 – Dec. 2020 Combined

Other information contained in this prospectus is based on our own internal estimates and research, which are derived from our review of internal surveys and studies conducted by third parties, and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our retailers, suppliers and other contacts in the markets in which we operate. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 7,560,000 shares of our Class A common stock in this offering at the initial public offering price of $21.00 per share will be approximately $144.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We also intend to use $14.0 million of the net proceeds from this offering to satisfy a licensing payment that will become due in connection with this offering (the License Payment).

As of December 31, 2020, 1,415,700 shares of restricted stock were outstanding, including:

•	944,775 shares of restricted stock that vested on the date the registration statement of which this prospectus forms a part was declared effective by the SEC (IPO Vested Restricted Stock); and

•	470,925 shares of restricted stock that could vest after the date of this prospectus (Post-IPO Vested Restricted Stock).

To fund the tax withholding and remittance obligations arising in connection with the vesting of the IPO Vested Restricted Stock, holders of the IPO Vested Restricted Stock have instructed us to forfeit shares of our Class A common stock subject to restricted stock awards and use our cash (which may include cash generated from the proceeds of this offering) to pay the relevant tax authorities to satisfy such tax obligations arising as a result of the forfeiture of such shares. Based on the initial public offering price of $21.00 per share, we expect to pay up to an aggregate of $11.9 million to the relevant tax authorities in cash shortly after the completion of this offering and in our fiscal quarter ending March 31, 2021.

To fund the tax withholding and remittance obligations arising in connection with the vesting of the Post-IPO Vested Restricted Stock, holders of the Post-IPO Vested Restricted Stock may forfeit to us shares of our Class A common stock subject to restricted stock awards, upon the vesting of such awards, and we may use our cash (which may include cash generated from the proceeds of this offering) to pay the relevant tax authorities to satisfy such tax obligations arising as a result of the forfeiture of such shares.

The amount actually expended for the purposes listed above will depend upon a number of factors, including the growth of our sales and consumer base, competitive developments, the actual cost of capital expenditures and our cash flow from operations and the growth of our business. Our management will have broad discretion over the uses of the net proceeds from this offering.

DIVIDEND POLICY

Historically, we have declared and paid cash dividends to holders of our capital stock from time to time. As disclosed elsewhere in this prospectus and in our consolidated financial statements and related notes thereto, subsequent to December 31, 2020, we paid dividends totaling an aggregate of $0.6 million to holders of our Series A preferred stock accruing through the consummation of this offering, substantially all of which had been accrued as of December 31, 2020 (the Series A Dividends). Notwithstanding our historical practice of paying dividends, we do not anticipate that we will declare or pay any cash dividends to holders of our Class A common stock in the foreseeable future.

Additionally, because we are a holding company, our ability to pay cash dividends on our Class A common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Our ability to pay cash dividends is also limited by restrictions under the terms of our loan and security agreement to the extent we have indebtedness outstanding under such agreement. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions under any existing and future agreements governing our and our subsidiaries’ indebtedness and other factors our board of directors deems relevant.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and investments and capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the consummation of the Reorganization Transaction prior to the completion of this offering; (ii) the occurrence of the Series A Conversion upon the completion of this offering; (iii) the payment of dividends totaling an aggregate of $0.6 million to holders of our Series A preferred stock accruing through the consummation of this offering, substantially all of which had been accrued as of December 31, 2020 (the Series A Dividends); (iv) the filing of our amended and restated certificate of incorporation prior to the completion of this offering; (v) the RSA Forfeiture and (vi) the occurrence of the Class B Stock Exchange immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to (i) the sale by us of 7,560,000 shares of Class A common stock in this offering at the initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) the use of $14.0 million of the net proceeds from this offering in connection with the License Payment, as described in the section entitled “Use of Proceeds.”

This table should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share data)
Cash and cash equivalents and investments	$207,728	$207,140	$337,178

Stockholders’ equity:
California VIZIO
Series A convertible preferred stock, $0.0001 par value; 250,000 shares authorized and 134,736 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	2,565	—	—
Class A common stock, $0.0001 par value; 75,000,000 shares authorized and 16,759,072 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	2	—	—
Class B common stock, $0.0001 par value; 10,862,225 shares authorized, and no shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 1,000 shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—	—	—

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share data)
Parent
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 1,000,000,000 shares authorized, pro forma and pro forma as adjusted; 77,519,223 shares issued and outstanding, pro forma; 85,079,223 shares issued and outstanding, pro forma as adjusted	—	8	9
Class B common stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 200,000,000 shares authorized, pro forma and pro forma as adjusted; 98,633,025 shares issued and outstanding, pro forma and pro forma as adjusted	—	10	10
Class C common stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 150,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value; 9,000 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1	—	—
Additional paid-in capital	98,897	103,757	247,800
Accumulated other comprehensive income	873	873	873
Retained earnings	46,893	43,994	43,988

Total stockholders’ equity	$149,231	$148,642	$292,680

Total capitalization	$149,231	$148,642	$292,680

(1)

If the underwriters’ option to purchase additional shares of Class A common stock from the selling stockholders is exercised in full, we would have 85,446,537 shares of our Class A common stock and 98,265,711 shares of our Class B common stock issued and outstanding, pro forma as adjusted due to the sale by an entity affiliated with Mr. Wang of 367,314 shares of Class A common stock (and the conversion of such shares from Class B common stock to Class A common stock in connection with such sale).

The table and discussion above exclude the following:

•	14,542,173 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2017 Plan as of December 31, 2020 at a weighted average exercise price of $4.37 per share;

•	688,068 shares of our Class A common stock issuable upon the exercise of options granted after December 31, 2020 at an exercise price of $8.55 per share;

•	1,874,250 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2007 Plan as of December 31, 2020 at a weighted average exercise price of $2.57 per share;

•	2,034,972 shares of our Class A common stock subject to RSUs outstanding as of December 31, 2020;

•	5,085,000 shares of our Class A common stock subject to RSUs granted after December 31, 2020;

•

14,435,442 shares of our Class A common stock reserved for future issuance under our 2017 Plan (reflecting 20,208,510 shares reserved as of December 31, 2020 reduced by the RSUs granted after December 31, 2020 described above); and

•	1,800,000 shares of our Class A common stock to be reserved for future issuance under our ESPP, which became effective prior to the completion of this offering.

Our 2017 Plan and our ESPP provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION

If you invest in our Class A common stock, your ownership will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock after this offering.

Our net tangible book value as of December 31, 2020 was $104.3 million, or $0.69 per share of common stock. Net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of Class A and Class B common stock outstanding. Historical net tangible book value per share represents historical net tangible book value divided by the number of shares of our Class A and Class B common stock outstanding as of December 31, 2020 (prior to giving effect to the Series A Conversion).

Our pro forma net tangible book value as of December 31, 2020 was approximately $103.7 million, or $0.59 per share of common stock. Pro forma net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of Class A and Class B common stock outstanding as December 31, 2020, after giving effect to the consummation of the Reorganization Transaction and to the Series A Conversion, the Series A Dividends, the RSA Forfeiture and the Class B Stock Exchange upon the closing of this offering.

Our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $247.8 million, or $1.35 per share of common stock after giving effect to the sale of 7,560,000 shares of our Class A common stock in this offering at the initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of $14.0 million of the net proceeds from this offering in connection with the License Payment, as described in the section entitled “Use of Proceeds.” This represents an immediate increase in pro forma net tangible book value of $0.76 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $19.65 per share to investors purchasing Class A common stock in this offering.

The following table illustrates this per share dilution:

Initial public offering price per share of Class A common stock		$21.00

Net tangible book value per share as of December 31, 2020	$0.69

Decrease in net tangible book value per share attributable to the pro forma adjustments described above	$(0.10)
Pro forma net tangible book value per share as of December 31, 2020	$0.59
Increase in net tangible book value per share attributable to this offering	$0.76

Pro forma as adjusted net tangible book value per share after this offering		$1.35

Dilution per share to new investors in this offering		$19.65

The following table summarizes as of December 31, 2020, on the pro forma as adjusted basis described above, the total number of shares of Class A and Class B common stock purchased from us, the total consideration paid to us and the average price per share of Class A and Class B common stock paid to us by existing stockholders and by new investors purchasing shares of Class A common stock in this offering from us, based on the initial offering price of $21.00 per share, and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per
	Number	Percent	Amount	Percent	Share
Existing stockholders	176,152,248	95.9%	$104,272,566	39.6%	$0.59
New investors	7,560,000	4.1%	$158,760,000	60.4%	$21.00

Total	183,712,248	100%	$263,032,566	100%

The foregoing table does not reflect any sales by existing stockholders in this offering. Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 171,462,248 shares, or approximately 93.3% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 12,250,000 shares, or approximately 6.7% of the total number of shares of our common stock outstanding after this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock from the selling stockholders in full, our existing stockholders would own 92.3% and our new investors would own 7.7% of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables above are based on 77,519,223 shares of our Class A common stock, 98,633,025 shares of our Class B common stock and no shares of our Class C common stock outstanding as of December 31, 2020, after giving effect to the Reorganization Transaction, the Series A Conversion, the RSA Forfeiture and the Class B Stock Exchange, as if they had occurred on December 31, 2020, and exclude the following:

•	14,542,173 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2017 Plan as of December 31, 2020 at a weighted average exercise price of $4.37 per share;

•	688,068 shares of our Class A common stock issuable upon the exercise of options granted after December 31, 2020 at an exercise price of $8.55 per share;

•	1,874,250 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2007 Plan as of December 31, 2020 at a weighted average exercise price of $2.57 per share;

•	2,034,972 shares of our Class A common stock subject to RSUs outstanding as of December 31, 2020;

•	5,085,000 shares of our Class A common stock subject to RSUs granted after December 31, 2020;

•

14,435,442 shares of our Class A common stock reserved for future issuance under our 2017 Plan (reflecting 20,208,510 shares reserved as of December 31, 2020 reduced by the RSUs granted after December 31, 2020 described above); and

•	1,800,000 shares of our Class A common stock to be reserved for future issuance under our ESPP, which became effective prior to the completion of this offering.

Our 2017 Plan and our ESPP provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder. To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. For a more complete discussion of our stock option plans, see “Executive Compensation—Employee Benefit and Stock Plans.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated results of operations and financial condition should be read in conjunction with the consolidated financial statements, related notes and other financial information of California VIZIO appearing elsewhere in this prospectus. Prior to the completion of the Reorganization Transaction, VIZIO Holding Corp. will not conduct any activities other than those incidental to its formation and the preparation of this prospectus. Accordingly, our consolidated financial statements and other financial information included in this prospectus reflect the results of operations and financial position of California VIZIO and its subsidiaries. See “Prospectus Summary—Corporate Information.” In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a variety of factors, including but not limited to, those discussed in “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Market and Industry Data” and elsewhere in this prospectus.

Overview

VIZIO is driving the future of televisions through our integrated platform of cutting-edge Smart TVs and powerful SmartCast operating system. Every VIZIO Smart TV enables consumers to search, discover and access a broad array of content. In addition to watching cable TV, viewers can use our platform to stream a movie or show from their favorite over-the-top (OTT) service, watch hundreds of free channels through our platform, including on our WatchFree and VIZIO Free Channel offerings, enjoy an enhanced immersive experience catered to gaming or access a variety of other content options. Our platform gives content providers more ways to distribute their content and advertisers more tools to target and dynamically serve ads to a growing audience that is increasingly transitioning away from linear TV.

We currently offer:

•	a broad range of high-performance Smart TVs that encompass a variety of price points, technologies, features and screen sizes, each designed to address specific consumer preferences;

•	a portfolio of innovative sound bars that deliver immersive audio experiences; and

•	a proprietary Smart TV operating system, SmartCast, which enhances the functionality and monetization opportunities of our devices.

Our Company History

We have carefully built the VIZIO platform over time to drive the future of television and believe that our Smart TVs can become the center of the connected home. There are numerous key milestones in the progression of the VIZIO platform, including:

•	In 2002, William Wang founded VIZIO with the goal of disrupting the television market by making high quality televisions at an affordable price

•	In 2007, we became the largest seller of flat panel TVs in America

•	In 2009, we launched Netflix as a streaming app on a TV rather than through an additional external device, continuing to embrace our role as an innovator and a market disruptor

•	In 2012, we launched VIZIO V.I.A. Plus (VIZIO Internet Apps Plus), our first generation Smart TV operating system, to connect consumers with popular streaming apps such as Hulu and Netflix

•	In 2013, we leveraged our technology and design expertise to introduce home theater sound bars to diversify into complementary audio products

•

In 2014, we acquired Advanced Media Research Group, Inc. (d/b/a BuddyTV), which operated an entertainment destination website in order to expand our content and service offerings within our Smart TV applications platform

•	In 2015, we acquired Cognitive Media Networks (renamed Inscape) to develop our data services business and accelerate our Automatic Content Recognition (ACR) technology

•

In 2016, we launched our SmartCast operating system, an intuitive interface where consumers can access an array of entertainment applications and other interactive experiences, to replace VIZIO V.I.A. Plus

•	In 2016, we launched our SmartCast mobile app and enabled Chromecast compatibility to help increase ease of access and simplify control of our Smart TVs

•	In 2018, we released our first Quantum Dot LED 4K TV and our first Dolby Atmos sound bar, demonstrating our focus on market and technology leadership.

•	In 2018, we launched WatchFree, our free, ad-supported streaming service, which introduced additional monetization opportunities for our platform

•	In 2018, we launched Project OAR to enable addressable ads for linear and on-demand video as well as our connected TV advertising business, in addition to VIZIO Free Channels

•

In 2019, we integrated our Smart TVs with Apple AirPlay 2 as well as Google Voice Assistant and Apple HomeKit, thus enabling our Smart TVs to work with all three major voice assistants (having already integrated Amazon Alexa in 2018)

•	In 2020, we launched our first OLED Smart TVs, the groundbreaking automatically-rotating “Elevate” sound bar and our 85” LED HDTV P Series Quantum X

Our Business Model

How we make money

We generate revenue primarily from (1) selling our Smart TVs, sound bars and remote controls and (2) monetizing our digital platform. While the substantial majority of our current total net revenue comes from the sales of our devices, our Platform+ business, including our advertising services, is growing at a rapid pace. Given the growing number of use cases for Smart TVs, we expect to increase our revenue from connected TV advertising, subscription video on demand (SVOD) services and other monetizable transactions made on our platform that extend beyond traditional entertainment content.

Device

We offer a range of high-performance Smart TVs designed to address specific consumer preferences, as well as a portfolio of sound bars that deliver immersive audio experiences. We generate revenue from the shipment of these devices to retailers and distributors across the United States, as well as directly to consumers through our website, VIZIO.com.

Platform+

Our state-of-the-art Smart TV operating system, SmartCast, delivers a vast amount of content and applications through an elegant and easy-to-use interface. SmartCast supports many leading streaming content apps such as Amazon Prime Video, Apple TV+, Disney+, Hulu, Netflix, Paramount+, Peacock and YouTube TV, and hosts our own free, ad-supported apps, WatchFree and VIZIO Free Channels.

Our Inscape technology is able to identify the content displayed on the screen of our Smart TVs, providing first-hand data, regardless of input source. We aggregate this data to increase transparency and enhance targeting abilities for our advertisers, while adhering to our strict consumer privacy policies. This first-hand data allows us to monetize our own ad inventory and provides the potential for a better user experience through more relevant advertisements. We also license a portion of this data to advertising agencies, networks and ad tech companies.

We monetize these capabilities through:

•	Advertising

•

Ad-supported Video on Demand (AVOD): Ad inventory on services such as WatchFree, VIZIO Free Channels and certain third-party AVOD services. In exchange for distributing their content, we gain a portion of the advertising inventory to sell ourselves, or in some cases we sell all of the ad inventory and share a portion of the revenue with the content providers

•	Home screen: Ad placements on our SmartCast home screen by streaming services, studios and other consumer brands

•

Partner marketing: Branding opportunities through our large, in-store presence where our Smart TV cartons provide a highly-visible, physical space to showcase our partners’ content images and streaming service logos

•	Data licensing

•	Inscape: Fees from ad tech companies, advertising agencies and networks to license data generated from our Inscape technology to inform their ad buying decisions

•	Content distribution, transactions and promotion

•	SVOD and Virtual Multichannel Video Programming Distributor (vMVPD): Revenue shared by SVOD and vMVPD services on new user subscriptions activated or reactivated through our platform

•	PVOD and TVOD: Revenue shared by PVOD and TVOD services for purchases made on our platform

•	Branded buttons on remote controls: Partners who want to place a button for their service on our VIZIO remote controls so that consumers can have quick access to their service

As the Smart TV evolves to take on a more prominent role in the connected home, we believe new monetization opportunities will develop. For example, we expect:

•	A growing user base will lead to higher advertising revenue, especially as our user base increasingly includes audiences no longer reachable through linear TV

•	The vast amount of data obtained through our platform will improve the effectiveness of advertisement, generating higher returns for advertisers and potentially increasing ad rates for us

•	That data will be used to create more personalized content recommendations and drive higher user engagement

•

Additionally, interactive ads and improved subscription billing can increase the number of purchases made on our platform, including subscriptions, content rentals, ecommerce, food delivery and other microtransactions, for which we will receive a portion of the sales

These features create a flywheel which enhances the quality of our platform, drives SmartCast Active Account growth and engagement, and increases monetization opportunities, which together help drive SmartCast ARPU.

Our Powerful Flywheel

Our flywheel can be summarized as follows:

Sell more Smart TVs

•	By continuing to offer cutting-edge technologies at affordable prices we are able to sell more Smart TVs.

•	In 2020, we shipped 7.1 million Smart TVs, a 20% increase over 2019.

Grow SmartCast Active Accounts

•	SmartCast’s broad content offering and easy-to-use interface draws VIZIO consumers onto the platform.

•	In 2020, we converted 65% of Smart TV shipments into SmartCast Active Accounts, for a total of 4.6 million new Active Accounts.

Deepen engagement

•	As we continue to introduce new features and services on SmartCast, we increase the amount of time consumers spend on the platform.

•	In 2020, total SmartCast Hours increased 156%, representing a 45% increase in SmartCast Hours per Active Account.(1)

Increase monetization

•	As we scale SmartCast, both in number of users and engagement, it enhances our monetization capabilities.

•	By enabling more targeted ads with greater reach, we will attract more ad dollars onto our platform.

•	Additionally, as we increase engagement on content where we have higher ad monetization opportunities (e.g., WatchFree), we will be able to attract higher ad rates.

•	This effect is demonstrated through the 78% increase in SmartCast ARPU in 2020.

Our flywheel can be illustrated as follows:

Note: Represent figures for the year ended December 31, 2020; increases represent year-over-year change from December 31, 2019 to 2020.

(1)	Defined as SmartCast Hours over the year divided by the average number of Active Accounts at year-end and the prior year-end period.

Overview of our supply chain

We design our products in-house in California and we work closely with our ODMs, panel suppliers and chipset suppliers for product design and technical specifications. Through this collaborative process, we leverage the manufacturing scale of these partners, as well as their research and development functions in the development of new product introductions. Our ODM partners provide shipping and logistics support to move finished products from their manufacturing facilities to the United States. The title of the finished goods transfers from the ODM to us once we ship the product to a retailer. We believe that our asset-light business model fosters efficient operations with a low fixed-cost structure; coupled with careful management of marketing, selling, general and administrative expenses, which has enabled us to manage our working capital effectively and improve operating leverage. Through these efficiencies, we are able to offer consumers high quality products at affordable prices.

Our sales and marketing approach

Retailers

We have maintained long-standing relationships with many of the leading retailers. According to gap intelligence, as of December 31, 2020, VIZIO held the #1 or #2 HDTV shelf share at many major consumer electronics retailers, such as Sam’s Club, Target and Walmart. Our sales and marketing team works closely with these retailers to develop marketing and promotion plans, manage inventory, deploy go-to-market strategies, educate their salesforce and optimize the effectiveness of retail space for our devices.

Consumers

Our marketing team is focused on building our brand reputation and awareness to drive consumer demand for our products. Our marketing approach is to emphasize value, which is to deliver quality products with leading technology at affordable prices, which enhance the entertainment experience. Our products and value proposition have earned numerous awards and accolades from popular press.

Advertisers

We offer an attractive value proposition for advertisers to reach consumers who are increasingly “cutting the cord.” As we continue to build out our Platform+ advertising sales force, we intend to significantly increase our presence and recognition among advertising agencies, advertisers and content providers through the television advertising ecosystem. In addition, we expect our audience size and data capabilities to continue to resonate with ad buyers looking to increase their connected TV ad spend.

Key Business Metrics

We review the following key operational and financial metrics and non-GAAP financial measure to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Operational metrics

Smart TV Shipments

We define Smart TV Shipments as the number of Smart TV units shipped to retailers or direct to consumers in a given period. Smart TV Shipments drive the majority of our revenue currently, and provide the foundation for increased adoption of our SmartCast operating system and the growth of our Platform+ revenue. The growth rate between Smart TV units shipped and Device net revenue is not directly correlated because our Device net revenue can be impacted by other variables, such as the series and sizes of Smart TVs sold during the period, the introduction of new products as well as the number of sound bars shipped. For the year ended December 31, 2020, we shipped 7.1 million Smart TVs, a 20% year-over-year increase. We expect Smart TV shipments will fluctuate from period to period in the future as consumer demand fluctuates.

SmartCast Active Accounts

We define SmartCast Active Accounts as the number of VIZIO Smart TVs where a user has activated the SmartCast operating system through an internet connection at least once in the past 30 days. We believe that the number of SmartCast Active Accounts is an important metric to measure the size of our engaged user base, the attractiveness and usability of our operating system, and subsequent monetization opportunities to increase our Platform+ net revenue. At December 31, 2020, SmartCast Active Accounts were 12.2 million, representing a 61% year-over-year increase. This metric excludes approximately 5.3 million televisions connected to the internet through our legacy operating system, VIZIO V.I.A. Plus, which we no longer ship. As we continue to improve and market our SmartCast service combined with the secular shift to OTT, we expect the number of SmartCast Active Accounts will grow as our platform becomes the place where consumers access all of the features of their Smart TV rather than connecting a cable box, satellite or other external device, though we expect the rate of growth will decline over the long-term.

Total VIZIO Hours

We define Total VIZIO Hours as the aggregate amount of time users spend utilizing our Smart TVs in any capacity. We believe this usage metric is critical to understanding our total potential monetization opportunities. Total VIZIO Hours for the year ended December 31, 2020 was 23.3 billion hours, representing a 95% year-over-year increase.

SmartCast Hours

We define SmartCast Hours as the aggregate amount of time viewers engage with our SmartCast platform to stream content or access other applications. This metric reflects the size of the audience engaged with our operating system as well as indicates the growth and awareness of our platform. It is also a measure of the success of our offerings in addressing increased user demand for OTT streaming. Greater user engagement translates into increased revenue opportunities as we earn a significant portion of our Platform+ net revenue through advertising, which is influenced by the amount of time users spend on our platform. SmartCast Hours for the year ended December 31, 2020 was 11.6 billion hours, representing a 156% year-over-year increase. In the year ended December 31, 2020, users spent more time on their SmartCast TVs streaming on the SmartCast platform than any other activity.

SmartCast ARPU

We define SmartCast ARPU as total Platform+ net revenue, less revenue attributable to legacy VIZIO V.I.A. Plus units, during the preceding four quarters divided by the average of (i) the number of SmartCast Active Accounts at the end of the current period; and (ii) the number of SmartCast Active Accounts at the end of the corresponding prior year period. SmartCast ARPU indicates the level at which we are monetizing our SmartCast Active Account user base. Growth in SmartCast ARPU is driven significantly by our ability to add users to our platform and our ability to monetize those users. SmartCast ARPU at December 31, 2020 was $12.99, representing a 78% year-over-year increase.

The following table presents these key operational metrics for 2018, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020
	(in millions, except dollars)
Smart TV Shipments	4.4	5.9	7.1
SmartCast Active Accounts (as of)	3.6	7.6	12.2
Total VIZIO Hours(1)	N/A	11,937	23,264
SmartCast Hours(1)	N/A	4,527	11,596
SmartCast ARPU(1)	N/A	$7.31	$12.99

(1)	Prior to 2019, we did not track Total VIZIO Hours, SmartCast Hours or SmartCast ARPU, and as such we do not present these metrics for 2018.

Financial metrics

Our key financial metrics are gross profit and Adjusted EBITDA. We bifurcate gross profit by business activity due to the differing margin profiles of the Device and Platform+ businesses. In addition, we manage each business, from a financial reporting perspective separately down to the gross profit level. Though both Device and Platform+ are meaningful contributors to gross profit today, as we expect Platform+ to exhibit significantly higher growth, and combined with its higher margins, we believe it will contribute a majority of our gross profit in the future.

Device gross profit

We define Device gross profit as Device net revenue less Device cost of goods sold in a given period. Device gross profit is directly influenced by consumer demand, device offerings, and our ability to maintain a cost-efficient supply chain. For the year ended December 31, 2020, our Device gross profit increased 47.6% year-over-year.

Platform+ gross profit

We define Platform+ gross profit as Platform+ net revenue less Platform+ cost of goods sold in a given period. As we continue to grow and scale our business, we expect Platform+ gross profit to increase over the long term. For the year ended December 31, 2020, our Platform+ gross profit increased 178.6% year-over-year.

Adjusted EBITDA

We define Adjusted EBITDA, a non-GAAP financial metric, as total net income before interest income (expense), net, other income (expense), net, provision for (benefit from) income taxes, depreciation and amortization and stock-based compensation. We consider Adjusted EBITDA to be an important metric to assess our operating performance and help us to manage our working capital needs. Utilizing Adjusted EBITDA, we can identify and evaluate trends in our business as well as provide investors with consistency and comparability to facilitate period-to-period comparisons of our business. We expect Adjusted EBITDA to fluctuate in absolute dollars and as a percentage of net revenue in the near term and increase in the long term as we scale our business and realize greater operating leverage. For the year ended December 31, 2020, our net income increased 344% year-over-year, and Adjusted EBITDA increased 270% year-over-year. While we believe that this non-GAAP financial metric is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

Non-GAAP financial measure

We use Adjusted EBITDA in conjunction with net income (loss) as part of our overall assessment of our operating performance and the management of our working capital needs. Our definition of Adjusted EBITDA may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish Adjusted EBITDA or similar metrics. Furthermore, Adjusted EBITDA has certain limitations in that it does not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP, including net income (loss).

We compensate for these limitations by providing a reconciliation of Adjusted EBITDA to net income (loss). We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted EBITDA in conjunction with net income (loss).

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA(1):

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net income (loss)	$(156)	$23,086	$102,475
Adjusted to exclude the following:
Interest expense (income), net	1,633	(1,178)	(12)
Other income, net	(10,532)	(235)	(532)
Provision for (benefit from) income taxes	(628)	7,719	29,968
Depreciation and amortization	5,030	4,134	2,296
Stock-based compensation	5,236	4,079	4,776

Adjusted EBITDA	$584	$37,604	$138,971

(1)	Totals may not sum due to rounding.

Impact of COVID-19 Pandemic

Device

COVID-19 generated a net positive impact on consumer demand for our products in 2020 due to the implementation of stay-at-home orders. The increased amount of time people spent at home, and partially aided by stimulus check disbursements, led many people to upgrade their televisions, which benefitted our business. We significantly outperformed our original forecasts, but faced inventory shortages amid supply constraints which moderated sales over the summer months while demand remained strong. The pandemic also required us to shift our sales from retailers that faced mandated closures, such as Best Buy, and reallocate product to retailers that were deemed essential and remained open, such as Target and Walmart, which may have partially reduced the overall sales we could have achieved. Overall, while the pandemic has had a positive impact on our total shipments, we expect that demand in future periods may be adversely impacted due to consumers having accelerated purchasing decisions and due to impacts of the COVID-19 pandemic on disposable income. In addition, given increased demand for our devices in 2020, we did not discount our products at the same level as prior years. This led to temporarily higher gross profit, which we expect to normalize in the future as our pricing and expenses reflect more historical trends.

Platform+

COVID-19 reduced the supply of live sports and new content on linear TV, which accelerated shifts in viewing habits towards more library content on OTT services. According to a September 2020 Comscore report, the average number of daily OTT households increased from approximately 44 million to approximately 50 million in early March 2020, and our SmartCast platform greatly benefitted from this trend. For example, SmartCast Hours increased nearly 35% quarter-over-quarter from the first quarter to the second quarter of 2020. This accelerated SmartCast engagement also increased the awareness of our platform and content offerings.

Operational performance

At the onset of COVID-19 in March 2020, we implemented modest staff reductions and hiring delays, which resulted in lower selling, general and administrative expenses in the first half of 2020. During the third quarter of 2020, our selling, general, and administrative expenses began to normalize as we began our rehiring process. In addition, given increased demand for our devices in 2020, we did not offer discounts on our products at the same level as prior years.

Factors Affecting Performance

Device

Ability to sell more devices

Selling more devices is integral to our strategy of growing SmartCast Active Accounts, increasing engagement, and expanding advertising monetization opportunities, all of which we believe will ultimately lead to higher SmartCast ARPU. There are a variety of factors that drive the sales of our devices, including our sales and marketing efforts, the quality of our products, new product introductions, effective supply chain management and relationships with retailers. For example:

•

We have, to date, introduced several new products that have had a favorable impact on our revenue and operating results, such as the introduction of our OLED Smart TVs in 2020. We expect that introducing products that both stimulate demand and resonate with consumers will drive our sales growth and expand our market share.

•	We actively diversify our supply chain in order to mitigate potential risks.

•

With respect to our relationships with retailers, our ability to anticipate and quickly respond to consumer preferences has influenced retailers’ willingness to market and promote our products over those of our competitors. Historically, we have cultivated strong relationships with our retailers, including Amazon, Best Buy, Costco, Sam’s Club, Target and Walmart. According to gap intelligence, as of December 31, 2020, VIZIO held the #1 or #2 HDTV shelf share at many major consumer electronics retailers such as Sam’s Club, Target and Walmart.

Seasonality

Historically, we have experienced the highest levels of our sales in the fourth quarter of the calendar year, coinciding with the holiday shopping season in the United States. Given the significant seasonality of our revenue, timely and effective product introductions and forecasting are critical to our operations, and fourth quarter sales are critical to our annual results.

Product mix

Our Device business encompasses a variety of Smart TVs and sound bars with different price points and features. Changes to our product mix may cause fluctuations in our gross profit as they reflect a range of margin profiles.

Platform+

Ability to grow SmartCast Active Accounts

If we are unable to deliver a compelling user experience on SmartCast, adoption of our platform may suffer. Failure to secure popular apps and related content on SmartCast may lead users to purchase a television from a competitor. The more SmartCast Active Accounts we have, the more attractive our platform will be to third-party content providers and advertisers looking to reach this audience.

Ability to increase engagement and monetize SmartCast Active Accounts

Our business is dependent on our continued ability to grow and sustain user engagement on SmartCast and, specifically, WatchFree and VIZIO Free Channels. User engagement on our platform is an essential revenue driver since it directly influences our attractiveness to advertisers, the largest near-term monetization opportunity. Therefore, our ability to attract compelling content viewers want to consume on WatchFree and VIZIO Free Channels is critical to our monetization. Increasing engagement on our platform can result in greater attractiveness to advertisers and other monetization opportunities. The more time consumers spend on our platform, the more data we can collect, enabling us to create a more personalized and dynamic experience for users, while also allowing us to provide more targeted reach for advertisers.

Demand for a more connected home

The proliferation of the connected home ecosystem will power the long-term growth of our business. A Smart TV centered connected home will drive user engagement and expand our monetization opportunities into new domains. In addition to boosting demand for our hardware products, a connected home will require new interactive features that we are well-positioned to help deliver, such as personal communications, commerce, gaming, fitness and wellness, and dynamic entertainment experiences. Coupled with our passion for innovation and technical expertise, we can offer differentiated experiences for consumers. As we believe our Smart TVs will evolve to have a more pivotal role in the connected home, we must continue to find ways to monetize the use cases enabled on our platform.

Other

Ability to continue to invest

The future performance of our business will be affected by our investments in both our Device and Platform+ businesses. We intend to continue to invest in the capabilities of our products and services to deliver better value for our consumers and partners and address new market opportunities. Moving forward, we are committed to following the same unwavering dedication to innovation that we have exhibited throughout our history.

Competition

We believe the principal competitive factors impacting the market for our devices are brand, price, features, quality, design, consumer service, time-to-market and availability. We believe that we compete favorably in these areas. The consumer electronics market in which we operate is highly competitive and includes large, well-established companies. Many of our competitors have greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition and greater economies of scale.

Our Platform+ business competes both to be the entertainment hub of consumers’ homes and to attract advertising spend. We expect advertising spend to continue to shift from linear TV to connected TV, and as such we expect new competition to continue to intensify for viewership and for advertising spend. In this respect, we compete against other television brands with Smart TV offerings, connected devices and traditional cable operators seeking to integrate streaming media into their existing offerings. We also compete with OTT streaming services, as such services are able to monetize across a variety of devices and consumers may engage with their content through devices other than our Smart TVs. We compete with these devices and services in part on the basis of user experience and content availability, including the availability of free content. In addition, we compete to attract advertising spending on the basis of the size of our audience and our ability to effectively target advertising.

Components of Our Results of Operations and Financial Condition

Net revenue

Device net revenue

We generate Device net revenue primarily through sales of our Smart TVs and sound bars to retailers, including wholesale clubs, in the United States, as well as directly to consumers through our website. We recognize Device revenue when title of the goods is transferred to retailers or distributors, or upon the date the goods are delivered to consumers from a sale through our website. Our reported revenue is net of reserves for price protection, rebates, sales returns and other retailer allowances including some cooperative advertising arrangements. The prices charged for our Smart TVs and other devices are determined through negotiation with our retailers and are fixed or determinable upon shipment.

Platform+ net revenue

We generate Platform+ net revenue through sales of advertising and related services, data licensing, sales of branded buttons on our remote controls and content distribution. Our digital ad inventory consists of inventory on WatchFree, VIZIO Free Channels and our home screen along with ad inventory we obtain through agreements with content providers and other third-party application agreements. We also re-sell video inventory that we purchase from content providers and directly sell third-party inventory on a revenue share.

Cost of goods sold

Device cost of goods sold

Device cost of goods sold primarily represents the prices for finished goods that we negotiate and pay to manufacturers and logistics providers for Smart TVs and other devices. The costs for finished goods paid to manufacturers include raw materials, manufacturing, overhead and labor costs, third-party logistics costs, shipping costs, customs and duties, license fees and royalties paid to third parties, recycling fees, insurance and other costs. Device cost of goods sold will vary with volume and is based on the cost of underlying product components and negotiated prices with the manufacturers. Shipping costs fluctuate with volume as well as with the method of shipping chosen in order to meet consumer demand. Other costs of revenue include outbound freight incurred while we take title of finished goods and employ third party logistic companies to expedite delivery to retailers, as well as after sales support.

Device cost of goods sold may be partially offset by payments we receive under certain manufacturer reimbursement and incentive arrangements in accordance with product supply agreements. These arrangements can be conditioned on the purchase of devices but are typically not a part of minimum purchase commitments with manufacturers. Accordingly, we treat these arrangements and related payments as reductions to the prices we pay to manufacturers for devices.

Platform+ cost of goods sold

Platform+ cost of goods sold includes advertising inventory costs, including revenue share as well as targeting and measurement services, third-party cloud services, allocated engineering costs and other technology expenses, and content or programming licensing fees, and amortization of internally developed technology.

Gross profit

Device gross profit

Our Device gross profit represents Device net revenue less Device cost of goods sold, and Device gross margin is Device gross profit expressed as a percentage of Device net revenue. Our Device gross profit may fluctuate from period to period as Device net revenue fluctuates and has been and will continue to be influenced by several factors including supplier prices, retailer margin and device mix. We expect Device gross margin to fluctuate over time based on our ability to manage pricing through our supply chain and retailer network.

Platform+ gross profit

Our Platform+ gross profit represents Platform+ net revenue less Platform+ cost of goods sold, and Platform+ gross margin is Platform+ gross profit expressed as a percentage of Platform+ net revenue. Our Platform+ gross profit has been and will continue to be affected by costs and availability of advertising inventory, costs of data services associated with delivering advertising campaigns, costs to acquire content from content providers and the timing of our third-party cloud services and other technology expenses, and we expect our Platform+ gross margins to fluctuate from period to period depending on the factors discussed above.

Operating expenses

We classify our operating expenses into three categories:

Selling, general and administrative

Selling, general and administrative expenses consist primarily of personnel costs for employees, including salaries, bonuses, benefits and stock-based compensation, as well as consulting expenses, fees for professional services, facilities, information technology and research and development. We expect selling, general and administrative expenses to increase in absolute dollars as our business grows. We expect to incur additional expenses as a result of costs associated with being a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the New York Stock Exchange, and increased expenses for insurance, investor relations, and fees for professional services. We expect selling, general and administrative expenses to fluctuate as a percentage of net revenue from period to period in the near term as we continue to invest in growing our business, but decline over the long term as we achieve greater scale over time.

Marketing

Marketing expenses consist primarily of advertising and marketing promotions of our brand and products, including media advertisement costs, merchandising and display costs, trade show and event costs, and sponsorship costs. We expect our marketing expense to increase in absolute dollars as we continue to promote our products and brand, particularly in the fourth quarter when we have historically experienced higher marketing expenses in connection with seasonally higher Device net revenue. We expect marketing expenses to fluctuate as a percentage of net revenue from period to period.

Depreciation and amortization

Depreciation covers declines in value of fixed assets such as buildings and equipment. Amortization expense relates to our intangible assets.

Net non-operating income

Net non-operating income consists of interest income (expense), net including interest earned on our financial institution deposits, interest expense on our credit facility, gain on preexisting equity, other than temporary impairment charges on cost basis investments and non-recurring transaction gains and losses.

Income tax expense

Our income tax expense consists of income taxes in the United States and related state jurisdictions in which we do business. Our effective tax rate will generally approximate the U.S. statutory income tax rate plus the apportionment of state income taxes based on the portion of taxable income allocable to each state. We regularly assess the likelihood of adverse outcomes resulting from the examination of our tax returns by the U.S. Internal Revenue Service and other tax authorities to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax expense may become necessary.

Results of Operations

The following table sets forth the components of our consolidated statements of operations for each of the periods presented:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net revenue:
Device	$1,744,353	$1,773,600	$1,895,275
Platform+	36,377	63,199	147,198

Total net revenue	1,780,730	1,836,799	2,042,473

Cost of goods sold:
Device	1,656,082	1,648,583	1,710,776
Platform+	14,387	23,051	35,339

Total cost of goods sold	1,670,469	1,671,634	1,746,115

Gross profit:
Device	88,271	125,017	184,499
Platform+	21,990	40,148	111,859

Total gross profit	110,261	165,165	296,358

Operating expenses:
Selling, general and administrative	95,753	108,983	130,884
Marketing	19,161	22,656	31,279
Depreciation and amortization	5,030	4,134	2,296

Total operating expenses	119,944	135,773	164,459

Income (loss) from operations	(9,683)	29,392	131,899
Interest income (expense), net	(1,633)	1,178	12
Other income, net	10,532	235	532

Total non-operating income	8,899	1,413	544

Income (loss) before income taxes	(784)	30,805	132,443
Provision for (benefit from) income taxes	(628)	7,719	29,968

Net income (loss)	$(156)	$23,086	$102,475

The following table sets forth the components of our consolidated statements of operations as a percentage of net revenue:

	Year Ended December 31,
	2018	2019	2020
	(as a percentage of net revenue)
Net revenue:
Device	98.0%	96.6%	92.8%
Platform+	2.0%	3.4%	7.2%

Total net revenue	100.0%	100.0%	100.0%

Cost of goods sold:
Device	93.0%	89.8%	83.8%
Platform+	0.8%	1.3%	1.7%

Total cost of goods sold	93.8%	91.0%	85.5%

Gross profit
Device	5.0%	6.8%	9.0%
Platform+	1.2%	2.2%	5.5%

Total gross profit	6.2%	9.0%	14.5%

Operating expenses:
Selling, general and administrative	5.4%	5.9%	6.4%
Marketing	1.1%	1.2%	1.5%
Depreciation and amortization	0.3%	0.2%	0.1%

Total operating expenses	6.7%	7.4%	8.1%

Income (loss) from operations	(0.5)%	1.6%	6.5%
Interest income (expense), net	(0.1)%	0.1%	0.0%
Other income, net	0.6%	0.0%	0.0%

Total non-operating income	0.5%	0.1%	0.0%

Income (loss) before income taxes	0.0%	1.7%	6.5%
Provision for (benefit from) income taxes	0.0%	0.4%	1.5%

Net income (loss)	0.0%	1.3%	5.0%

Comparison of the Years Ended December 31, 2018, 2019 and 2020

Net revenue

	Year Ended December 31,			2018-2019 Change		2019-2020 Change
	2018	2019	2020	$	%	$	%
	(dollars in thousands)
Net revenue
Device	$1,744,353	$1,773,600	$1,895,275	$29,247	1.7%	$121,675	6.9%
Platform+	36,377	63,199	147,198	26,822	73.7%	83,999	132.9%

Total net revenue	$1,780,730	$1,836,799	$2,042,473	$56,069	3.1%	$205,674	11.2%

Device

Device net revenue increased $121.7 million, or 6.9%, from $1.77 billion in 2019 to $1.90 billion in 2020. The increase in Device net revenue was primarily due to a 17.5% increase in total device units shipped partially offset by a 9.0% decline in our total device average unit price. The increase in units shipped was due to growth in the number of Smart TVs shipped primarily due to the implementation of stay-at-home orders in response to COVID-19. Average unit price declined due to a lower average unit price on Smart TVs shipped, in part as a result of the mix of Smart TVs shipped, partially offset by a higher average unit price on sound bars.

Device net revenue increased $29.2 million, or 1.7%, from $1.74 billion in 2018 to $1.77 billion in 2019. The increase in Device net revenue was primarily due to a 9.7% increase in total device units shipped primarily due to our continued improvement in the quality of our Smart TVs and sound bars as well as our sales and marketing efforts. The increase in units shipped was mostly offset by a 7.3% decline in total device average unit price due to lower pricing on TVs and sound bars.

Platform+

Platform+ net revenue increased $84.0 million, or 132.9%, from $63.2 million in 2019 to $147.2 million in 2020. The increase in Platform+ net revenue was primarily due to an increase in SmartCast Active Accounts of 61% from 7.6 million in 2019 to 12.2 million in 2020, as well as the expansion of our advertising services.

Platform+ net revenue increased $26.8 million, or 73.7%, from $36.4 million in 2018 to $63.2 million in 2019. The increase in Platform+ net revenue was primarily due to an increase in SmartCast Active Accounts of 111.1% from 3.6 million in 2018 to 7.6 million in 2019, as well as the expansion of our advertising services.

Cost of goods sold, gross profit and gross profit margin

	Year Ended December 31,			2018-2019 Change		2019-2020 Change
	2018	2019	2020	$	%	$	%
	(dollars in thousands)
Cost of goods sold
Device	$1,656,082	$1,648,583	$1,710,776	$(7,499)	(0.5)%	$62,193	3.8%
Platform+	14,387	23,051	35,339	8,664	60.2%	12,288	53.3%

Total cost of goods sold	$1,670,469	$1,671,634	$1,746,115	$1,165	0.1%	$74,481	4.5%

Gross profit
Device	$88,271	$125,017	$184,499	$36,746	41.6%	$59,482	47.6%
Platform+	21,990	40,148	111,859	18,158	82.6%	71,711	178.6%

Total gross profit	$110,261	$165,165	$296,358	$54,904	49.8%	$131,193	79.4%

Device gross margin	5.1%	7.0%	9.7%
Platform+ gross margin	60.5%	63.5%	76.0%
Total gross margin	6.2%	9.0%	14.5%

Device

Device cost of goods sold increased $62.2 million, or 3.8%, from $1.65 billion in 2019 to $1.71 billion in 2020. Device gross profit increased $59.5 million, or 47.6% from 2019 to 2020. Device gross margin increased from 7.0% in 2019 to 9.7% in 2020, primarily as a result of increased demand for our products.

Device cost of goods sold decreased $7.5 million, or 0.5%, from $1.66 billion in 2018 to $1.65 billion in 2019. Device gross profit increased $36.7 million, or 41.6% from 2018 to 2019. Device gross margin increased from 5.1% in 2018 to 7.0% in 2019, primarily as a result of improved cost management through our supply chain.

Platform+

Platform+ cost of goods sold increased $12.3 million, or 53.3%, from $23.1 million in 2019 to $35.3 million in 2020. The increase in Platform+ cost of goods sold was primarily due to increases in engineering costs, third-party cloud services and advertising inventory costs. Platform+ gross margin increased from 63.5% in 2019 to 76.0% in 2020 primarily due to growth in advertising revenue.

Platform+ cost of goods sold increased $8.7 million, or 60.2%, from $14.4 million in 2018 to $23.1 million in 2019. The increase in Platform+ cost of goods sold was primarily due to increases in advertising inventory costs, third-party cloud services and engineering costs. Platform+ gross margin increased from 60.5% in 2018 to 63.5% in 2019.

Operating expenses

	Year Ended December 31,			2018-2019 Change		2019-2020 Change
	2018	2019	2020	$	%	$	%
	(dollars in thousands)
Selling, general and administrative	$95,753	$108,983	$130,884	$13,230	13.8%	$21,901	20.1%
Marketing	19,161	22,656	31,279	3,495	18.2%	8,623	38.1%
Depreciation and amortization	5,030	4,134	2,296	(896)	(17.8)%	(1,838)	(44.5)%

Total operating expenses	$119,944	$135,773	$164,459	$15,829	13.2%	$28,686	21.1%

Selling, general and administrative expenses increased $21.9 million, or 20.1%, from $109.0 million in 2019 to $130.9 million in 2020. The increase in selling, general and administrative expenses was primarily due to an increase in personnel costs due to headcount growth as well as an increase in consulting expenses relating to additional sales and engineering staff as we grow our platform business.

Selling, general and administrative expenses increased $13.2 million, or 13.8%, from $95.8 million in 2018 to $109.0 million in 2019. The increase in selling, general and administrative expenses was primarily due to an increase in personnel costs due to headcount growth, as well as an increase in consulting expenses.

Marketing expenses increased $8.6 million, or 38.1%, from $22.7 million in 2019 to $31.3 million in 2020. Marketing expenses increased $3.5 million, or 18.2%, from $19.2 million in 2018 to $22.7 million in 2019.

Depreciation and amortization expenses decreased $1.8 million, or 44.5%, from $4.1 million in 2019 to $2.3 million in 2020 primarily due to certain assets being fully depreciated for 2020 as compared to 2019. Depreciation and amortization expenses decreased $0.9 million, or 17.8%, from $5.0 million in 2018 to $4.1 million in 2019.

Net non-operating income

	Year Ended December 31,			2018-2019 Change		2019-2020 Change
	2018	2019	2020	$	%	$	%
	(dollars in thousands)
Interest income (expense), net	$(1,633)	$1,178	$12	$2,811	(172.1)%	$(1,166)	(99.0)%
Other income (expense), net	10,532	235	532	(10,297)	(97.8)%	297	126.4%

Net non-operating income	$8,899	$1,413	$544	$(7,486)	(84.1)%	$(869)	(61.5)%

Interest income (expense), net decreased $1.2 million or 99.0%, from $1.2 million in 2019 to approximately $12,000 in 2020. The decrease was due to a $0.4 million decrease in interest income relating to our financial institution deposit balances and a $0.3 million decrease in interest income relating to a note receivable in 2020.

Interest income (expense), net increased $2.8 million, or 172% from $(1.6) million in 2018 to $1.2 million in 2019. The increase in interest income was due to a $1.7 million increase in interest income primarily relating to our financial institution deposit balances and a $1.1 million decrease in interest expense primarily under our credit facility, which was repaid in September 2018.

Other income (expense), net increased $0.3 million, or 126.4%, from $0.2 million in 2019 to $0.5 million in 2020. Other income (expense), net is primarily composed of rental income of $0.4 million in 2020.

Other income (expense), net decreased $10.3 million, or 97.8%, from $10.5 million in 2018 to $0.2 million in 2019. The decrease in other income was primarily due to a payment received by us following the termination of a merger in 2018.

Provision for (benefit from) income taxes

	Year Ended December 31,			2018-2019 Change		2019-2020 Change
	2018	2019	2020	$	%	$	%
	(dollars in thousands)
Provision for (benefit from) income taxes	$(628)	$7,719	$29,968	$8,347	(1,329.1)%	$22,249	288.2%
Effective tax rate	80.1%	25.1%	22.6%

Provision for (benefit from) income taxes increased $22.2 million from $7.7 million in 2019 to $30.0 million in 2020. Our effective tax rate in 2019 was 25.1% compared to 22.6% in 2020. The effective rate for 2020 was lower primarily due to an increase in tax credits and a decrease in permanent book versus tax differences.

Provision for (benefit from) income taxes increased $8.3 million from a $(0.6) million benefit in 2018 to a $7.7 million provision in 2019. Our effective tax rate in 2018 was 80.1% compared to 25.1% in 2019. The effective rate for 2018 was higher primarily due to permanent book versus tax differences.

Backlog

We do not believe that our backlog of orders is meaningful as of any particular date or indicative of future sales, as our retailers can change or cancel orders with little or no penalty and limited advance notice prior to shipment.

Unaudited Quarterly Statements of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations for each of the eight quarterly periods presented. These unaudited quarterly statements of operations have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all normal recurring adjustments necessary for the fair statement of the results of operations for these periods. You should read the following tables in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The statements of income for any quarter are not necessarily indicative of the results of operations for a full year or any future periods. Totals may not sum due to rounding.

	Three Months Ended
	Mar. 31 2019	Jun. 30 2019	Sept. 30 2019	Dec. 31 2019	Mar. 31 2020	Jun. 30 2020	Sept. 30 2020	Dec. 31 2020
	(in thousands)
Net revenue:
Device	$359,272	$368,267	$447,644	$598,417	$308,855	$366,886	$545,511	$674,023
Platform+	11,834	14,887	16,403	20,076	23,685	26,577	36,673	60,263

Total net revenue	371,106	383,154	464,047	618,493	332,540	393,463	582,184	734,286

Cost of goods sold:
Device	332,835	336,313	411,795	567,640	276,357	326,708	487,289	620,422
Platform+	4,289	4,500	7,212	7,051	8,456	8,781	6,109	11,993

Total cost of goods sold	337,124	340,813	419,007	574,691	284,813	335,489	493,398	632,415

Gross profit
Device	26,437	31,954	35,849	30,777	32,498	40,178	58,222	53,601
Platform+	7,545	10,387	9,191	13,025	15,229	17,796	30,564	48,270

Total gross profit	33,982	42,341	45,040	43,802	47,727	57,974	88,786	101,871

Operating expenses:
Selling, general and administrative	26,586	25,794	26,597	30,007	30,116	29,799	37,371	33,598
Marketing	4,683	4,638	4,768	8,566	6,248	4,827	5,527	14,677
Depreciation and amortization	1,208	1,217	952	758	660	584	496	556

Total operating expenses	32,477	31,649	32,317	39,331	37,024	35,210	43,394	48,831

Income from operations	1,505	10,692	12,723	4,471	10,703	22,764	45,392	53,040
Interest income (expense), net	355	283	481	60	348	79	(361)	(54)
Other income (expense), net	(47)	199	360	(277)	345	46	118	23

Total non-operating income (expense)	308	482	841	(217)	693	125	(243)	(31)

Income before income taxes	1,813	11,174	13,564	4,254	11,396	22,889	45,149	53,009
Provision for (benefit from) income taxes	338	3,464	3,060	857	2,109	5,568	10,095	12,196

Net income	$1,475	$7,710	$10,504	$3,397	$9,287	$17,321	$35,054	$40,813

The following table sets forth the components of our unaudited consolidated statements of operations for each of the periods presented as a percentage of net sales:

	Three Months Ended
	Mar. 31 2019	Jun. 30 2019	Sept. 30 2019	Dec. 31 2019	Mar. 31 2020	Jun. 30 2020	Sept. 30 2020	Dec. 31 2020
	(in thousands)
Net revenue:
Device	96.8%	96.1%	96.5%	96.8%	92.9%	93.2%	93.7%	91.8%
Platform+	3.2%	3.9%	3.5%	3.2%	7.1%	6.8%	6.3%	8.2%

Total net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of goods sold:
Device	89.7%	87.8%	88.7%	91.8%	83.1%	83.0%	83.7%	84.5%
Platform+	1.2%	1.2%	1.6%	1.1%	2.5%	2.2%	1.0%	1.6%

Total cost of goods sold	90.8%	88.9%	90.3%	92.9%	85.6%	85.3%	84.7%	86.1%

Gross profit:
Device	7.1%	8.3%	7.7%	5.0%	9.8%	10.2%	10.0%	7.3%
Platform+	2.0%	2.7%	2.0%	2.1%	4.6%	4.5%	5.2%	6.6%

Total gross profit	9.2%	11.1%	9.7%	7.1%	14.4%	14.7%	15.3%	13.9%

Operating expenses:
Selling, general and administrative	7.2%	6.7%	5.7%	4.9%	9.1%	7.6%	6.4%	4.6%
Marketing	1.3%	1.2%	1.0%	1.4%	1.9%	1.2%	0.9%	2.0%
Depreciation and amortization	0.3%	0.3%	0.2%	0.1%	0.2%	0.1%	0.1%	0.1%

Total operating expenses	8.8%	8.3%	7.0%	6.4%	11.1%	8.9%	7.5%	6.7%

Income from operations	0.4%	2.8%	2.7%	0.7%	3.2%	5.8%	7.8%	7.2%
Interest income (expense), net	0.1%	0.1%	0.1%	0.0%	0.1%	0.0%	(0.1%)	0.0%
Other income (expense), net	0.0%	0.1%	0.1%	0.0%	0.1%	0.0%	0.0%	0.0%

Total non-operating income	0.1%	0.1%	0.2%	0.0%	0.2%	0.0%	0.0%	0.0%

Income before income taxes	0.5%	2.9%	2.9%	0.7%	3.4%	5.8%	7.8%	7.2%
Provision for (benefit from) income taxes	0.1%	0.9%	0.7%	0.1%	0.6%	1.4%	1.7%	1.7%

Net income	0.4%	2.0%	2.3%	0.5%	2.8%	4.4%	6.0%	5.6%

Quarterly Trends and Seasonality

Net revenue

Device net revenue is typically highest in our third and fourth quarters. Device net revenue fluctuates with the typical seasonality of retail sales. We manage our inventory, introduce new products, and execute promotions to maximize sales during these peak retail shopping periods.

Platform+ net revenue increased sequentially in each quarter presented. This is primarily due to growth in our SmartCast Active Accounts, higher user engagement on our platform and improved monetization capabilities as we have expanded our advertising sales and business development organizations. Our Platform+ business is still in an early stage of development and therefore does not yet exhibit typical advertising seasonality.

Cost of goods sold

Device cost of goods sold also coincide with retail sales patterns and are typically higher in our third and fourth quarters.

Platform+ cost of goods sold has grown due to increased engineering costs as we invest in our SmartCast operating system, higher cloud computing costs due to growth in SmartCast Active Accounts, and increased advertising inventory costs as we expand our advertising sales capabilities.

Gross Profit

Device gross profit improved significantly in 2020 due to higher demand for our products. We believe this was due in large part to the impact of COVID-19 and that gross profit margin will return to a more normalized level in the future.

Platform+ gross profit steadily grew over the course of the quarters presented as we have grown the number of SmartCast Active Accounts and monetization opportunities.

Operating Expenses

Operating expenses have been steadily increasing as we have invested in more engineering and sales personnel to grow our Platform+ business.

The following table provides advertising and non-advertising revenue in Platform+:

	2019				2020
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(in thousands)
Advertising net revenue	$471	$1,610	$2,751	$4,092	$6,265	$8,751	$17,780	$38,952
Non-Advertising net revenue	11,363	13,277	13,652	15,984	17,420	17,826	18,893	21,311

Total Platform+ net revenue	$11,834	$14,887	$16,403	$20,076	$23,685	$26,577	$36,673	$60,263

The following table sets forth the key business metrics for each of the periods presented:

	Three Months Ended
	Mar. 31 2019	Jun. 30 2019	Sept. 30 2019	Dec. 31 2019	Mar. 31 2020	Jun. 30 2020	Sept. 30 2020	Dec. 31 2020
	(in millions, except Adjusted EBITDA, which is in thousands, and SmartCast ARPU)
Television units shipped	1.1	1.2	1.6	2.0	1.2	1.6	2.1	2.2
SmartCast Active Accounts	4.3	5.2	6.1	7.6	8.5	9.8	10.7	12.2
Total VIZIO Hours	2,004	2,662	3,192	4,079	4,912	5,870	5,905	6,577
SmartCast Hours	613	969	1,263	1,682	2,137	2,874	3,116	3,469
SmartCast ARPU (last 12 months)(1)	N/A	N/A	N/A	$7.31	$8.23	$8.82	$10.44	$12.99
Adjusted EBITDA	$3,551	$13,110	$14,695	$6,248	$12,702	$24,688	$47,226	$54,355

(1)	Prior to 2019, we did not track SmartCast ARPU.

The following table represents a reconciliation from net income to Adjusted EBITDA for each of the periods presented:

	Three Months Ended
	Mar. 31 2019	Jun. 30 2019	Sept. 30 2019	Dec. 31 2019	Mar. 31 2020	Jun. 30 2020	Sept. 30 2020	Dec. 31 2020
	(in thousands)
Net income	$1,475	$7,710	$10,504	$3,397	$9,287	$17,321	$35,054	$40,813
Interest expense (income), net	(355)	(283)	(481)	(60)	(348)	(79)	361	54
Other expense (income), net	47	(200)	(360)	277	(345)	(46)	(119)	(22)
Provision for (benefit from) income taxes	338	3,464	3,060	857	2,109	5,568	10,095	12,196
Depreciation and amortization	1,208	1,217	952	758	660	584	496	556
Stock-based compensation	838	1,202	1,020	1,019	1,339	1,340	1,339	758

Adjusted EBITDA	$3,551	$13,110	$14,695	$6,248	$12,702	$24,688	$47,226	$54,355

Liquidity and Capital Resources

To date, our primary cash needs have been for working capital purposes and to a lesser extent, capital expenditures, acquisitions and cash dividends. We have historically funded our business through cash flows generated from operations, the issuance of common stock and our revolving credit facility, as described below. We have grown rapidly over the past two years. As we continue to grow our business and invest in the development of our Platform+ business, we may need higher levels of working capital.

As of December 31, 2019, and 2020, we had cash and cash equivalents of $176.6 million and $207.7 million, respectively. We believe our existing cash and cash equivalents and cash from operations will be sufficient to meet our projected operating requirements for at least the next 12 months from the date of this prospectus. Our future capital requirements may vary materially from our current expectations and will depend on many factors, including the growth of our business, the timing and extent of spending on various business initiatives, including investment in our Platform+ offerings, the timing of new product introductions, market acceptance of our products and overall economic conditions, including the impact of the COVID-19 pandemic. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. In the event additional financing is required from outside sources, we may not be able to obtain such financing on terms acceptable to us or at all. To the extent that we issue equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. Further, any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We are party to a credit agreement with Bank of America, N.A., which currently provides for a revolving credit line of up to $50.0 million with a maturity date of April 13, 2021. Any indebtedness under this credit agreement is collateralized by substantially all of our assets and bears interest at a variable rate based either on LIBOR, the federal funds rate or the prime rate. The credit agreement contains customary affirmative and negative covenants.

As of December 31, 2020, we did not have any amounts outstanding under this line of credit. We were in compliance with all required financial covenants as of December 31, 2019 and 2020, respectively.

The following table sets forth the major components of our consolidated statements of cash flows data for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net cash provided by operating activities	$3,242	$79,883	$32,297
Net cash (used in) provided by investing activities	(443)	(800)	(1,752)
Net cash provided by financing activities	55,072	187	175

Effect of exchange rate changes on cash and cash equivalents	330	125	429

Net increase in cash and cash equivalents	$58,201	$79,395	$31,149

Cash flows from operating activities

Cash flows from operating activities consist of net income adjusted for certain non-cash items, including depreciation and amortization, deferred income taxes, stock-based compensation expense and other non-cash related items as well as the effect of changes in working capital and other activities.

In 2020, net cash provided by operating activities was $32.3 million, consisting of net income of $102.5 million adjusted for non-cash expenses of $9.0 million. Changes in operating assets and liabilities represented a $79.2 million use of cash, primarily driven by changes in working capital, including an increase in accounts receivable and other current assets, and a decrease in accounts payable to related parties.

In 2019, net cash provided by operating activities was $79.9 million, consisting of net income of $23.1 million adjusted for non-cash expenses of $9.5 million. Changes in operating assets and liabilities represented a $47.3 million source of cash, primarily driven by changes in working capital, including a decrease in accounts receivable, partially offset by a decrease in accounts payable and accounts payable to related parties.

In 2018, net cash provided by operating activities was $3.2 million, consisting of net loss of $0.2 million adjusted for non-cash expenses of $22.6 million. Changes in operating assets and liabilities represented a $19.2 million use of cash, primarily driven by changes in working capital, including an increase in accounts receivable and a decrease in accounts payable, partially offset by an increase in accounts payable to related parties.

Cash flows from investing activities

In 2018, 2019 and 2020, our net cash used in investing activities was $0.4 million, $0.8 million and $1.8 million respectively. In each of these periods, our primary investing activities consisted of the purchase of property and equipment to support our increased employee headcount and increased investments into internally developed software to support the overall growth in our business.

We expect that we will make capital expenditures and investments in the future, primarily on leasehold improvements, potential build-out of our corporate offices, as well as additional IT infrastructure, all of which will be done to support our future growth.

Cash flows from financing activities

In 2018, net cash provided by financing activities of $55.1 million was driven primarily from $70.0 million of proceeds from the issuance of common stock, offset by the net repayment of $15.0 million under our revolving credit facility. In 2019 and 2020, our net cash provided by financing activities of $0.2 million and $0.2 million, respectively, was due to proceeds from the exercise of stock options.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020.

	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Royalty obligations(1)	$41,527	$16,960	$13,015	$11,552	$—
Operating leases(2)	8,545	2,913	2,021	3,016	595

Total contractual obligations	$50,072	$19,873	$15,036	$14,568	$595

(1)

We are engaged in, and in certain cases have settled, various claims and suits alleging the infringement of patents related to certain television technology that were initiated by television manufacturers and other nonmanufacturers. In connection with the disposition of some of these claims and suits, we have entered into, or may enter into, license arrangements, which may include royalty payments to be made for historical and/or prospective sales of our products. Certain of these settlements have included cross licenses, covenants not to sue, and litigation holds.

In connection with these existing license agreements as well as existing or potential settlement arrangements, we recorded an aggregate accrual of $84.7 million and $81.1 million for all historical product sales as of December 31, 2019 and 2020, respectively. To the extent that we are indemnified under product supply agreements with manufacturers, we have offset intellectual property expenses and recorded amounts as other receivable balances included in other current assets. Historically, we have been contractually indemnified and reimbursed by our manufacturers for most intellectual property royalty obligations and commitments. We will make future payments for the licensed technologies with funding received from the manufacturers, either through direct reimbursement from the manufacturers or payment of the net purchase price, as these royalty payments become due. In certain circumstances, we have the contractual ability to renegotiate the annual license fee in future years if certain unit sales volumes are not met in a given year.

(2)

The amounts represent the contractual future annual minimum lease payments at December 31, 2020. In certain cases, we have long-term operating leases that include options to renew that we anticipate exercising upon the expiration of the current term. These anticipated renewals are not included in the above schedule.

Certain manufacturer supply agreements include a non-binding volume purchase commitment on up to 13 weeks of inventory forecast by us. We provide to manufacturers periodic forecasts at which time these manufacturers will consider the first 13 weeks of demand to be committed. Given the practice of providing frequent forecasts, any variance of the actual demand from the forecasted demand should be minimal, and we believe the risk to us is low. In addition, the table above does not include the impact of the potential acceleration of $14.0 million in licensing obligations due upon the completion of this offering.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets, or any obligation arising out of a material variable interest in an unconsolidated entity. We do not have any majority-owned subsidiaries that are not included in our consolidated financial statements. Additionally, we do not have an interest in, or relationships with, any special-purpose entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and interest rate risks as follows:

Foreign currency risk

To date, substantially all of our product sales and inventory purchases have been denominated in U.S. dollars. We therefore have not had any material foreign currency risk associated with these two activities. The functional currency of most of the foreign subsidiaries is the U.S. dollar. In prior years, we executed CAD and MXN forward contracts to mitigate foreign currency risk of device sales to those countries. We withdrew from the Mexico market in 2018 and from the Canada market in early 2020.

Although we primarily procure and sell our products in U.S. dollars, our manufacturers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our manufacturers, they may seek to pass these additional costs on to us, which could have a material impact on our future prices and unit costs.

Interest rate risk

We had cash and cash equivalents totaling $176.6 million, and $207.7 million as of December 31, 2019 and 2020, respectively. Our cash and cash equivalents consist of cash in bank accounts as well as restricted certificates of deposits. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

As of December 31, 2020, we did not have any long-term debt outstanding under our credit facility. Our credit facility bears interest at a variable rate equal to LIBOR plus 0.50% per annum. A hypothetical 10% relative increase or decrease in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, net sales, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

On March 15, 2021, we amended our amended and restated certificate of incorporation to effect a nine-for-one forward stock split of our Class A common stock. The number of authorized shares of Class A common stock was proportionally increased in accordance with the Forward Stock Split, and the par value of the Class A common stock was not adjusted as a result of the Forward Stock Split. As a result of the Forward Stock Split and a prior 25-for-one forward stock split of our Class A common stock, each share of our Series A preferred stock is convertible into 225 shares of Class A common stock. All Class A common stock, stock options, RSUs and per share information presented within this prospectus, the consolidated financial statements and related notes thereto have been adjusted to reflect the Forward Stock Split on a retroactive basis for all periods presented.

Revenue recognition

We derive our revenue primarily from the sale of televisions and sound bars, advertising and data services. Revenue is recognized when control of the promised goods or services is transferred to our retailers, in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We apply a five-step approach as defined in Financial Accounting Standards Board (FASB) ASC 606, Revenue from Contracts with Customers (Topic 606), in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations in the contract; and (5) recognizing revenue when the corresponding performance obligation is satisfied.

We sell products to certain retailers under terms that allow them to receive price protection on future price reductions and may provide for limited rights of return, discounts and advertising credits.

Device net revenue

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized at a point in time upon transfer of control of the products to the retailer. Transfer of control occurs upon shipment or delivery to the retailer. Point in time recognition is determined as products to be sold represent an asset with an alternative use. Warranty returns have not been material, and warranty-related services are not considered a separate performance obligation.

Pricing adjustments and estimates of returns are treated as variable consideration for purposes of determining the transaction price. Sales returns are generally accepted at our discretion. Variable consideration is estimated using the most likely amount considering all reasonably available information, including our historical experience and current expectations, and is reflected in the transaction price when sales are recorded. Revenue recorded excludes taxes collected on sales to retailers.

Accounts receivable represents the unconditional right to receive consideration from retailers. Substantially all payments are collected within our standard terms, which do not include a significant financing component. To date, there have been no material impairment losses on accounts receivable. There have been no material contract assets or contract liabilities recorded on the consolidated balance sheet in any of the periods presented.

All of our products are directly shipped from manufacturers to third-party logistics and distribution centers in the United States. Generally, we ship the product to our retailers with freight carriers contracted by us. Shipping terms on sales of products are generally FOB destination but may vary depending upon the related contractual arrangement with the retailer. Amounts billed to retailers for shipping and handling costs are included in net sales.

Platform+ net revenue

We generate Platform+ net revenue through sales of advertising and related services, content distribution, subscription and transaction revenue shares, promotions, sales of branded buttons on remote controls and data licensing agreements. Our digital ad inventory consists of inventory on WatchFree, VIZIO Free Channels and our home screen along with ad inventory we obtain through our content provider and other third-party application agreements. We also re-sell video inventory that we purchase from content providers and directly sell third-party inventory on a revenue share or cost-per-thousand (CPM) basis.

Revenue for advertising and related services is primarily generated by the sale of video and display advertising. Advertising may be sold directly on a CPM basis and is evidenced by an Insertion Order (IO). We recognize revenue as the number of impressions is measured and delivered, up to the amount identified in the IO. An IO may include multiple performance obligations to the extent it contains distinct advertising products or services. Advertising inventory may also be sold programmatically by which net revenue generated by our supply-side platforms are recognized. We recognize revenue for advertising and related services on either a gross or net basis based on our determination as to whether we are acting as the principal in the revenue generation process or as an agent. Advertising revenue is recognized on a time elapsed basis, as the services are delivered over the contractual distribution term.

Subscription and transaction revenue is generated through revenue share agreements with content providers. These revenue share agreements generally apply to new subscriptions for accounts that sign up for new services or to purchases or rentals through our SmartCast operating system. We recognize revenue on a net basis as we are deemed to be the agent between content providers and consumers.

We sell content providers placements of buttons on our remote controls that provide one-touch access to a third-party applications’ content. We typically receive a fixed fee per button for each device or individually packaged remote unit sold over a defined distribution period. Revenue is recognized on a time elapsed basis, by day, over the distribution term.

On revenue from data licensing agreements with retailers, each promise to transfer an individual data license in the contract also is separately identifiable; the individual data licenses do not, together, constitute a single overall promise to the retailer. Each distinct license of data has substantial standalone functionality at the point in time they are transferred to the retailer because the data can be utilized and processed in accordance with the rights provided in the contract without any further participation by us. Therefore, each distinct data license is a right to use our functional intellectual property. Revenue is recognized at the point in time in which control is transferred to the retailer. Control of each distinct data license transfers when it is uploaded or delivered to the retailer. The transaction price for data services revenue includes both fixed and variable consideration. The fixed consideration within the retailer contract is allocated to each performance obligation as the performance obligations are satisfied. Variable consideration is recorded when it is earned in accordance with the sales or usage-based royalty exception. We record revenue gross as we control the goods before they are transferred to the retailer, are the primary obligor, negotiate pricing with our retailers, and assume the risk of bad debt.

Retailer allowances and cooperative advertising arrangements

We periodically grant certain sales discounts and incentives to retailers, such as rebates and price protection, which are treated as variable consideration for purposes of determining the transaction price. In certain instances, we will, in turn, negotiate with our manufacturers for reimbursement of a portion of the incentives so that the manufacturers are responsible for absorbing some of the rebates and price protection. Our procedures for estimating amounts accrued as retailer allowances are based upon historical experience and management judgment. Retailer allowances are accrued for when the related product sale is recognized. The accrued retailer allowances are presented on the consolidated balance sheets in accrued expenses and recorded in the consolidated statements of operations as a reduction of net revenue. The allowance for price protection was $73.1 million, $91.1 million and $61.3 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Additionally, we maintain cooperative advertising arrangements with several of our retailers, which provide for television commercials, newspaper advertisements, and banner advertisements on the retailers’ websites. These advertising arrangements are recorded as accrued liabilities or a reduction of accounts receivable depending on the nature of the agreement. All retailer-specific cooperative advertising arrangements are presented on the consolidated balance sheets as a reduction of accounts receivable and recorded in the consolidated statements of operations as a reduction of net sales. Cooperative advertising arrangements recorded as a reduction of net sales totaled $11.0 million, $14.1 million and $6.6 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Accounts receivable and allowance for doubtful accounts

Accounts receivable consist of amounts due to us from sales arrangements executed under normal business activities and are recorded at invoiced amounts. We present the aggregate accounts receivable balance net of an allowance for doubtful accounts and extend credit to our retailers and mitigate a portion of our credit risk through credit insurance. Generally, collateral or other security is not required for outstanding accounts receivable. Credit losses, if any, are recognized based on management’s evaluation of historical collection experience, retailer-specific financial conditions as well as an evaluation of current industry trends and general economic conditions. Past-due balances are assessed by management on a monthly basis and balances are written off when the retailer’s financial condition no longer warrants pursuit of collections. Although we expect to collect amounts due, actual collections may differ from estimated amounts.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested at least annually for impairment as of the first day of the fourth fiscal quarter, or more frequently if indicators of impairment exist during the fiscal year. Events or circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, loss of key retailers, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations. We assess our conclusion regarding segments and reporting units in conjunction with our annual goodwill impairment test and have determined that we have one reporting unit for the purposes of allocating and testing goodwill.

When testing goodwill for impairment, we first perform a qualitative assessment. If we determine it is more likely than not that a reporting unit’s fair value is less than the carrying amount, then a one-step impairment test is required. If we determine it is not more likely than not a reporting unit’s fair value is less than the carrying amount, then no further analysis is necessary. To identify whether impairment exists, we compare the estimated fair value of the reporting unit with the carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds the carrying amount, goodwill is not considered to be impaired. If, however, the fair value of the reporting unit is less than the carrying amount, then such balance would be recorded as an impairment loss. Any impairment loss is limited to the carrying amount of goodwill within the entity. There has been no impairment of goodwill for any periods presented.

Acquired intangible assets with definite lives are amortized on a straight-line basis over the remaining estimated economic life of the underlying products and technologies. Long-lived assets to be held and used, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk. There has been no impairment of long-lived assets for any periods presented.

Patent litigation matters

We operate in an industry where there may be certain claims made against us related to patent infringement matters. We accrue for these claims whenever we determine that an unfavorable outcome is probable, and the liability is reasonably estimable. The amount of the accrual is estimated based on our review of each individual claim, including the type and facts of the claim and our assessment of the merits of the claim. Since these patent infringement matters can be very complex and require significant judgment, we often utilize external legal counsel and other subject matter experts to assist us in defending against such claims. These accruals are reviewed at least on a quarterly basis and adjusted to reflect the impact of recent negotiations, settlements, court rulings, advice from legal counsel and other subject matter experts and any other events pertaining to the case. Although we take considerable measures to mitigate our exposure in these matters, including indemnification agreements with our manufacturers, litigation is inherently unpredictable. However, we believe that we have valid defenses and adequate indemnifications with respect to our pending legal matters against us as well as adequate provisions for any probable and estimable losses. While the outcome of these proceedings and claims cannot be predicted with certainty, we do not believe that the outcome of any pending legal matter will have a material adverse effect on our consolidated financial statements.

Income taxes

We use the asset and liability method when accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained upon examination. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Valuation allowances are recorded against tax assets when it is determined that it is more likely than not that the assets will not be realized. Interest related to income taxes is recorded in other income, net and penalties are recorded in selling, general and administrative expense.

We make estimates, assumptions and judgments to determine our provision for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against our deferred tax assets. Actual future operating results and the underlying amount and type of income could differ materially from our estimates, assumptions and judgments thereby impacting our consolidated financial position and results of operations.

Stock-based compensation

Our stock-based compensation expense has resulted from grants of employee stock options and restricted stock awards and is recognized in our consolidated financial statements based on the respective grant date fair values of the awards. Stock option and warrant grant date fair values are estimated using the Black-Scholes-Merton option pricing model. The benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash flow. Forfeitures are accounted for as they occur.

We estimate the value of stock option awards using the Black-Scholes-Merton option pricing model. Determining the fair value of stock-based awards at the grant date under this model requires judgment, including estimating our fair market value per share of common stock, volatility, expected term, dividend yield and risk-free rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates. These estimates involve inherent uncertainties and the application of management judgment. The assumptions we use in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the Black-Scholes-Merton model change significantly, stock-based compensation for future awards may differ materially from the awards granted previously.

The risk-free interest rate is based on the U.S. Treasury yield of those maturities that are consistent with the expected term of the stock option in effect on the grant date of the award. Dividend yield is based upon historical dividend trends and expected future dividend payments and is calculated by dividing the dollar value of the historical average of dividends paid in a given year per share by the dollar value of the assumed per share price. As we do not have significant historical experience of similar awards, the average expected life of our stock options was determined according to the “SEC simplified method” as described in SEC Staff Accounting Bulletin Topic 14, “Share-Based Payment,” which is the midpoint between the vesting date and the end of the contractual term. Because our stock is not publicly traded and we have no historical data on the volatility of our stock, our expected volatility is estimated by analyzing the historical volatility of comparable public companies.

The amount of stock-based compensation we recognize during a period is based on the portion of the awards that are ultimately expected to vest.

The following table provides information on the weighted-average assumptions used for stock options granted during the periods ended as follows:

	Year Ended December 31,
	2018	2019	2020
Number of shares subject to options granted (in thousands)	720	1,948	4,066
Volatility factor	40.75% - 40.98%	39.00%	40.46%
Expected term	6.25 Years	6.25 Years	6.25 Years
Dividend yield	5.56%	3.08%	2.37%
Risk-free interest rate	2.77% - 2.83%	1.45%	0.35%
Fair market value per share of common stock determined by the board of directors at the time of grant	$2.89	$5.39	$7.33
Fair market value per option determined using a Black-Scholes-Merton option pricing model for purposes of determining compensation expense	$0.69	$1.53	$2.22

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors which become known over time, we may change the input factors used in determining stock-based compensation costs for future grants. These changes, if any, may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future and to the extent that we do our actual stock-based compensation expense recognized in future periods will likely increase.

In addition, after consideration of the difference between $8.54, the per share fair value of our Class A common stock used to record stock based compensation for certain equity awards granted in December 2020 and February 2021, and $22.00, which is the midpoint of the price range set forth on the cover page of our preliminary prospectus related to this offering, we intend to use a linear interpolated fair value from $8.54 to $22.00 to recognize additional future stock-based compensation expense. We expect to recognize additional stock-based compensation expense of approximately $11.4 million, $2.0 million, $2.0 million and $1.1 million for the years ending December 31, 2021, 2022, 2023 and 2024, respectively, for the grant of stock options to purchase 2,501,208 shares of our Class A common stock and RSUs covering 2,034,972 shares of our Class A common stock on December 31, 2020. In addition, we expect to recognize additional stock-based compensation expense of approximately $50.0 million, $7.9 million, $1.6 million and $1.6 million for the years ended December 31, 2021, 2022, 2023 and 2024, respectively, for the grant of stock options to purchase 688,068 shares of our Class A common stock and RSUs covering 5,085,000 shares of our Class A common stock on February 11, 2021.

Significant factors used in determining fair value of our common stock

The fair value of our Class A common stock is determined by the board of directors. Given the absence of a public trading market for our Class A common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our Class A common stock, including:

•	the prices at which we sold Class A common stock to outside investors in arms-length transactions;

•	an independent third-party valuation of the our Class A common stock;

•	our results of operations, financial position, and capital resources;

•	industry outlook;

•	the lack of marketability of our Class A common stock;

•	the fact that the option grants involve illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company, given prevailing market conditions;

•	the history and nature of our business, industry trends and competitive environment; and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends, including the impact of COVID-19.

Following this offering, it will not be necessary to determine the fair value of our common stock using these valuation approaches as shares of our common stock will be traded in the public market.

Based on the initial public offering price of $21.00 per share, the aggregate intrinsic value of stock options outstanding as of December 31, 2020 is $276.4 million and the aggregate intrinsic value of stock options granted after December 31, 2020 is $8.6 million.

Recent Accounting Pronouncements

In August 2015, the FASB deferred the effective date of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with retailers and will supersede most current revenue recognition guidance. The guidance permits two methods of adoption: retrospectively to each prior period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). On January 1, 2018, VIZIO adopted ASU 2014-09 for open contracts not completed as of the adoption date using the modified retrospective approach. Two revenue streams were evaluated: (1) sale of flat panel HD/UHD televisions, sound bars and accessories and (2) data service arrangements with retailers including data licensing and sales associated with distributing content, advertising, and subscription. The impact of the new revenue standard on our business processes, systems, and controls was minimal. There was no adjustment recorded to opening retained earnings as of January 1, 2018. However, on January 1, 2018, we reclassified $115.7 million of refund and rebate liabilities from contra accounts receivable to accrued expenses. Beginning on January 1, 2018, we present the refund and rebate liabilities within the accrued expenses section of the balance sheet.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which amends the FASB ASC and creates Topic 842, Leases. The new topic supersedes Topic 840, Leases, and increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and requires disclosures of key information about leasing arrangements. The standard is effective for public entities for fiscal years beginning after December 15, 2018. We early adopted Topic 842 as of January 1, 2018, using the modified retrospective method. There was no cumulative effect to accumulated deficit upon adoption. We elected the transition package of three practical expedients permitted within the standard, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs. We adopted ASU 2016-02 on January 1, 2018 and recorded a right-of-use asset and lease liability of $3.3 million. See Note 19, “Leases”, of these notes to the consolidated financial statements for additional details.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). ASU 2016-13 revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to, available for sale debt securities and accounts receivable. The guidance is effective for our annual reporting period beginning after December 15, 2019. The adoption did not have a material impact on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This ASU clarifies whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The guidance is effective for public companies for fiscal years beginning after December 15, 2017 and should be applied retrospectively to each period presented. We adopted the ASU on January 1, 2018 and determined that the impact is not material.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350), which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The standard is effective for public entities for fiscal years beginning after December 15, 2019. We do not expect a material impact to the consolidated financial statements due to the adoption of this guidance.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee Share based Payments. This ASU expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The standard is effective for public entities for fiscal years beginning after December 15, 2018, with early adoption permitted, but no earlier than our adoption date of Topic 606. The new guidance is required to be applied on a modified retrospective basis with the cumulative effect recognized at the date of initial application. We adopted ASU 2018-07 on January 1, 2019 and determined that the impact is not material.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement – Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. On January 1, 2019, we early adopted ASU 2018-13 and applied the modified disclosure requirements.

BUSINESS

Our Mission

VIZIO’s mission is to deliver immersive entertainment and compelling lifestyle enhancements that make our products the center of the connected home.

Overview

VIZIO is driving the future of televisions through our integrated platform of cutting-edge Smart TVs and powerful SmartCast operating system. Every VIZIO Smart TV enables consumers to search, discover and access a broad array of content. In addition to watching cable TV, viewers can use our platform to stream a movie or show from their favorite over-the-top (OTT) service, watch hundreds of free channels through our platform, including on our WatchFree and VIZIO Free Channel offerings, enjoy an enhanced immersive experience catered to gaming or access a variety of other content options. Our platform gives content providers more ways to distribute their content and advertisers more tools to target a growing audience that is increasingly transitioning away from linear TV.

We currently offer:

•	a broad range of high-performance Smart TVs that encompass a variety of price points, technologies, features and screen sizes, each designed to address specific consumer preferences;

•	a portfolio of innovative sound bars that deliver immersive audio experiences; and

•	a proprietary Smart TV operating system, SmartCast, which enhances the functionality and monetization opportunities of our devices.

And this is just the beginning. Today, a television is primarily viewed as an entertainment device – but our Smart TVs are capable of so much more. Our seamless integration of devices and software allows us to create new interactive use cases, such as personal communications, fitness and wellness, commerce, social interaction and dynamic entertainment experiences. We believe we can reshape the way consumers use the largest screen in their home.

Throughout our history, we have been an innovator and a market disruptor. Founded in Orange County, California in 2002, we saw an opportunity to bring U.S. consumers quality televisions and sound bars with a significantly greater value proposition. We are based in the United States. We believe this gives us a better understanding of U.S. consumer preferences. As of December 1, 2020, we have sold approximately 82.2 million televisions and 11.8 million sound bars over the lifetime of our company. According to OMDIA, VIZIO was #2 in television market share in North America on a unit shipment basis for the January 2018 to December 2020 combined period. In addition, according to The NPD Group Retail Tracking Service, VIZIO was the #1 sound bar brand in America on a unit sales basis for the January 2018 to December 2020 combined period.

We have both driven and benefitted from powerful secular trends that are transforming the way consumers, content providers and advertisers interact in the entertainment industry. Due to the proliferation of high-speed internet access, and a growing array of content options, we foresaw that consumers would shift increasing amounts of their entertainment into the home. In 2009, we embedded the Netflix application directly on a TV, bypassing the need for additional, externally connected hardware to stream OTT content. Building on this success, we launched our upgraded operating system in 2016, known today as SmartCast, driving consumers to change the way they access and consume content. Through our acquisition of Inscape in 2015, which enhanced our data capabilities including our proprietary Automatic Content Recognition (ACR) technology, we offer valuable data-driven insights and targeting opportunities for our advertisers. Our easy-to-use and integrated platform gives content providers an additional distribution channel and offers advertisers incremental reach to a growing audience that is transitioning away from linear TV.

We have accomplished all of this by staying faithful to our founding principle that VIZIO is “Where Vision Meets Value,” and that same principle will continue to guide us as we move forward.

The success of our Device business has created a massive growth opportunity for us. Our Smart TVs provide us with the opportunity to add consumers that are actively engaged with our SmartCast operating system, which in turn, expands our Platform+ monetization opportunities. While we generate the significant majority of our total net revenue from sales of our Smart TVs and sound bars, our Platform+ net revenue has grown 304.4% from $36.4 million in 2018 to $147.2 million in 2020. We believe that Platform+ will be the key driver of our future margin growth and financial performance.

Our key financial metrics for 2018, 2019 and 2020 included:

	2018	2019	2020
	(in thousands)
Total net revenue	$1,780,730	$1,836,799	$2,042,473
Total gross profit	$110,261	$165,165	$296,358
Net income (loss)	$(156)	$23,086	$102,475
Adjusted EBITDA(1)	$584	$37,604	$138,971

(1)

We define Adjusted EBITDA, a non-GAAP financial metric, as total net income before interest income (expense), net, other income, net, provision for (benefit from) income taxes, depreciation and amortization and stock-based compensation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Non-GAAP financial measure” for a reconciliation between Adjusted EBITDA and net income, the most directly comparable generally accepted accounting principle (GAAP) financial measure and a discussion about the limitations of Adjusted EBITDA.

Our key business metrics for 2018, 2019 and 2020 included:

	2018	2019	2020
	(in millions, except dollars)
Smart TV Shipments(1)	4.4	5.9	7.1
SmartCast Active Accounts(1) (as of December 31)	3.6	7.6	12.2
SmartCast ARPU(1)(2)	N/A	$7.31	$12.99

(1)	For a discussion of how we calculate our key business metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”
(2)	Prior to 2019, we did not track SmartCast ARPU and as such we do not present this metric for 2018.

Our Businesses

We operate two distinct but fully integrated businesses: Device and Platform+.

Device

We offer a portfolio of cutting-edge Smart TVs and a versatile series of sound bars that provide an immersive consumer entertainment experience and cater to a range of different consumer price segments. Our devices are sold both in stores and online, including at major national retailers, such as Amazon, Best Buy, Costco, Sam’s Club, Target and Walmart. We also sell our devices through our online channel at VIZIO.com. Through our strong and long-standing relationships with our retailers, our product lines are well distributed across the country, which attracts consumers across a broad range of demographics. By working closely with our suppliers, we have been able to focus our resources on design, marketing and distribution.

Platform+

Platform+ is comprised of SmartCast, our award-winning Smart TV operating system, which enables our fully integrated entertainment solution, and Inscape, which powers our data intelligence and services.

SmartCast delivers a compelling array of content and applications through an elegant and easy-to-use interface. It supports many of the leading streaming apps, such as Amazon Prime Video, Apple TV+, Disney+, Hulu, Netflix, Paramount+, Peacock and YouTube TV, and hosts our own free, ad-supported apps, WatchFree and VIZIO Free Channels. SmartCast also supports Apple AirPlay 2 and Chromecast functionalities to allow users to stream additional content from their other devices to our Smart TVs. It provides broad support for third-party voice platforms, including Amazon Alexa, Apple HomeKit and Google Voice Assistant, as well as second screen viewing to offer additional interactive features and experiences.

Our proprietary Inscape technology enables ACR, which identifies most content displayed on the Smart TV screen regardless of the input. We aggregate this viewing data to increase transparency and enhance targeting abilities for our advertisers. Additionally, we are a leader in driving the innovation and development of Dynamic Ad Insertion (DAI). We launched Project OAR (Open, Accessible, Ready), an industry consortium working directly with many of the largest television networks to establish a technology standard to advance the adoption of DAI and addressable advertising. The adoption of our DAI technology is in its early stages and is an example of our innovation in the marketplace.

We monetize Platform+ through several avenues:

Advertising

•	Ad-supported Video on Demand (AVOD): Ad inventory on services such as WatchFree, VIZIO Free Channels and certain third-party AVOD services

•	Home screen: Ad placements on the SmartCast home screen

•	Partner marketing: Images of content and available apps on our television cartons

Data licensing

•	Inscape: Data licensing fees from ad technology companies, ad agencies, and networks to aid ad buying decisions or to enable DAI capabilities

Content distribution, transactions and promotion

•

Subscription Video on Demand (SVOD) and Virtual Multichannel Video Programming Distributor (vMVPD): Revenue shared by SVOD and vMVPD services on new user subscriptions activated or reactivated through our platform

•	Premium Video on Demand (PVOD) and Transaction Video on Demand (TVOD): Revenue shared by PVOD and TVOD services for purchases made on our platform

•	Branded buttons on remote controls: Dedicated shortcuts for content providers

Industry Trends

We have both driven and benefitted from powerful secular trends that are transforming the way consumers, content providers and advertisers interact in the entertainment industry.

Proliferation of Smart TVs and shifting consumer viewing preferences

Smart TVs are replacing traditional televisions in U.S. households. According to OMDIA, in 2020, Smart TVs represented 97% of total TV shipments in North America. Further, in 2020, eMarketer estimated that U.S. Smart TV users will increase 24.4% from 112.2 million in 2019 to 139.6 million in 2024, when it is expected that over half of U.S. households will have a Smart TV.

The increased capabilities of Smart TVs are also driving consumers to change the way they view content. eMarketer forecasted U.S. Pay TV households will decrease from 83.9 million in 2019 to 63.4 million in 2024, while Comscore estimated that as of June 2020, there were 69.2 million OTT households. We believe the use cases for Smart TVs will expand beyond streaming content, which will continue to drive adoption as consumers upgrade their televisions and discover more value in the largest screen in the home.

Increasingly connected home ecosystem

Ease of access to high-speed broadband has enabled the home to become increasingly connected. According to Kagan, a media research group within S&P Global Market Intelligence, U.S. household broadband penetration was 84.7% in 2019. The wide adoption of high-speed internet has enabled a vast range of bandwidth-intensive services, including video, to be delivered directly to the Smart TV. Concurrently, the advent of the Internet-of-Things (IoT) has enabled a frictionless connected home ecosystem. We believe the connected home experience will become more seamless as 5G and Wi-Fi 6 provide higher speeds, lower latency and increased capacity to connected devices, coupled with the technological improvements of voice input devices, intelligent assistants, and artificial intelligence. We expect the introduction of new technologies and services to unlock incremental Smart TV monetization methods. We believe Smart TVs will be an integral part of the connected, digital home because of their features and ability to create an immersive interactive environment. In addition to the streaming services Smart TVs deliver today, Smart TVs will ultimately enable additional services such as personal communications, fitness and wellness, commerce, social interaction, and dynamic entertainment experiences.

Linear TV ad spend shifting to OTT

The consumer shift away from linear TV has disrupted the traditional TV advertising model and moved increasing amounts of ad spend towards OTT. For example:

•	eMarketer forecasted that U.S. connected TV advertising is expected to increase 186.6% from 2019 to 2024, indicating that ad dollars are following consumers’ viewing preferences.

•

Connected TV continues to resonate with linear TV ad buyers as, according to a 2020 IAB report, more than half of ad buyers reported that they are shifting from broadcast and cable TV advertising towards connected TV advertising.

•

For the third quarter of 2020, Innovid reports that connected TV significantly increased its share of digital video ad impressions, jumping from 33% in the third quarter of 2019 to 41% in the third quarter of 2020, taking share from Mobile, which decreased from 47% to 43% and PC, which decreased from 20% to 16%.

The data capabilities of connected TV advertising are driving this expected growth, as they present ad buyers the opportunity to better target specific audiences and thus generate a higher expected return on their advertising investment.

Source: eMarketer, US Connected TV Advertising 2020

Future Role of the TV in the Home

We believe we are well positioned to capitalize on these trends and drive the next big shift in the television landscape. Consider everything in a home that can currently be controlled from a smart phone—things like setting a thermostat, adjusting the lights, controlling the refrigerator or setting the alarm. Our vision is for VIZIO Smart TVs to become the center of the connected home and empower these and many other functions.

We have invested in this future, including through the introduction of our SmartCast platform, and we intend to continue to improve our innovative features, such as mobile app control, IoT voice support, and our dynamic operating system to augment such connectivity. Over time, we envision consumers using their VIZIO Smart TVs for:

•	Communication: Engaging with social networks, using messaging services and accessing telecommuting features such as video conferencing.

•	Fitness and wellness: Connecting to interactive fitness and wellness services, such as personal training sessions and exercise tracking, from the comfort of their own living room.

•	Commerce: Browsing online shopping services, purchasing products featured on TV as part of dynamic ads and placing food orders on delivery services through voice control.

•	Community: Hosting virtual, integrated watch parties for the latest movies or the big game; watching live sports on TV will become an interactive experience through play-along gaming.

•	Dynamic entertainment experiences: Attending virtual concerts or sporting events offering viewer-controlled, multi-cam experiences.

These services create opportunities for in-app transactions and we believe that by enabling these transactions we will increase monetization on our platform.

Our Market Opportunity

We believe we have a sizable market opportunity in Smart TVs. Beyond this opportunity, we have large market opportunities spanning the television advertising and SVOD markets, as well as the developing connected home market. As the capabilities of Smart TVs increase, we believe they will serve as a center for both aggregating OTT content and broader new and interactive experiences.

The continued shift of consumer viewing habits from linear TV to OTT is expected to accelerate the shift of linear TV advertising dollars to connected TV alternatives. According to eMarketer, U.S. linear TV advertising spend was $70.6 billion in 2019. As viewership grows, connected TV advertising creates a more valuable audience through its targeting abilities. eMarketer forecasted that connected TV advertising will increase from $6.4 billion in 2019 to $18.3 billion in 2024. The continued proliferation of SVOD services enhances the value proposition of free, ad-supported alternatives such as our WatchFree service and we therefore believe that the shift of linear TV advertising to connected TV alternatives will grow even faster than forecasted.

In the United States, consumers spent $18.2 billion in 2019 on SVOD and TVOD services according to PwC. PwC further forecasts these markets are expected to grow to $30.9 billion in 2024. We earn a fee from distributing a range of SVOD and TVOD services and facilitating purchases on our Smart TVs. We believe that our revenue from these services will continue to increase as our installed base continues to grow.

As we expand the functionalities of our Smart TVs and SmartCast operating system, we expect to generate recurring revenue by facilitating additional services.

Our Key Differentiators

Founder-led team with clear vision

William Wang founded VIZIO in 2002, with a dream for making home entertainment accessible to everyone. As our Chairman and CEO, he leads our vision to position the Smart TV as the center of the connected home. We strive to live by his founding principle of “Where Vision Meets Value” by providing high-quality, feature-rich products at affordable pricing. Our commitment to value while delivering high performance enables us to attract consumers and deliver on our vision.

Trusted brand with history of innovation

We have built a strong and trusted brand that symbolizes premium technology, quality and value. The VIZIO platform provides consumers with cutting-edge picture and audio performance that enhances the entertainment experience, while being easy to use and connecting viewers to a broad array of content. We have developed a reputation as a visionary company and market disruptor. For example, in 2009, we launched Netflix as a streaming app on a TV without an external device, and we recently introduced an automatically-rotating sound bar to create an immersive surround sound experience.

Unique asset-light operating model with outsourced manufacturing and supply chain excellence

We have created and continue to leverage an asset-light operating model with outsourced manufacturing that provides scale-driven cost savings and greater flexibility. Our manufacturing partners maintain the full production process for our Smart TVs and sound bars while we focus on designs, product specifications, marketing and distribution. We work very closely with our manufacturing partners in providing exceptional service to consumers throughout the warranty period. We have developed strong relationships throughout our supply chain, and by providing transparencies from suppliers to retailers through a connected IT system and information sharing, we maintain low working capital and inventory risks.

Integrated hardware and software solutions

We have evolved from being a designer of cutting-edge televisions to becoming a pioneer of Smart TVs. Every Smart TV that we have sold since 2019 has included our SmartCast operating system, creating a fully integrated hardware and software solution. Designing both hardware and software allows us to build products that complement each other and provide a superior user experience. Our integrated offering enables us to have full control over the user experience. Equipped with our SmartCast operating system, our Smart TVs offer consumers a unified solution for their entertainment needs, allowing us to generate recurring revenue and deliver significant lifetime value, which further enables us to deploy competitive Smart TVs in the future.

Broad access to OTT services provide multiple revenue streams

Our platform provides consumers with seamless access to many popular OTT services, including Amazon Prime Video, Apple TV+, Disney+, Hulu, Netflix, Paramount+, Peacock and YouTube TV. We are focused on distributing the content our consumers want to watch, regardless of source. Our large embedded base of Smart TVs in homes across the United States, and our collaborative approach with third-party OTT services, enables us to broadly distribute and successfully monetize OTT apps in multiple ways. For example, we receive a share of subscription and transaction fees when retailers subscribe or make a purchase on their VIZIO Smart TV. We also receive revenue from priority advertising on our SmartCast home page and app buttons on our remote controls. Further, our largest monetization opportunity stems from third-party content through WatchFree, VIZIO Free Channels and select AVOD platforms. On these services, we receive ad inventory that we sell directly to brands, ad agencies, and programmatic connected TV ad buyers. We facilitate a win-win relationship with our content providers by acting as another distribution channel for their content. Further, as consumers engage in more activities through their Smart TV, we expect to monetize those activities and transactions.

Platform+ is well-positioned to monetize the shift to OTT

The consumer shift away from linear TV has disrupted the traditional TV advertising model, which is undergoing a transition to OTT. Smart TVs offer an attractive value proposition for advertisers to reach cord-cutters who have disconnected their Pay TV subscription or consumers who have never subscribed to Pay TV in a more targeted way. Our large Smart TV footprint in the United States provides us with the scale to reach a growing audience of consumers who are shifting away from linear TV. Through WatchFree and VIZIO Free Channels, we offer ad inventory that is attractive to both programmatic and direct advertising buyers. Additionally, we effectively monetize advertising capabilities by leveraging our data and technologies, including ACR, to offer increased transparency and enhanced targeting abilities to advertisers.

The VIZIO Value Proposition

Consumers

For consumers, we deliver a premium and interactive entertainment experience at an affordable price. We offer a large portfolio of Smart TVs and sound bars ranging in size, features and price to generate a broad market appeal. Our SmartCast operating system provides many of the leading streaming apps and, by aggregating consumer viewing data, offers personalized recommendations through an easy-to-use interface. Together, our Smart TVs and SmartCast operating system create an immersive and individualized entertainment experience.

Retailers

For retailers, we provide quality, affordable and competitive products that attract consumers across a broad range of demographics, drawing additional consumers to these retailers and helping grow their revenue. We support these retailers with a dedicated and experienced sales management team, who work with retailers to ensure a joint business strategy, cross promotions and shelf space optimization.

Content providers

For content providers, our large base of Smart TVs that are in millions of homes across the United States provides an additional avenue to increase viewership and subscriptions. SmartCast enables them to reach a growing audience that is shifting away from linear TV. We facilitate a win-win relationship with our content providers by acting as another distribution channel for their content. Our WatchFree and VIZIO Free Channels apps provide an avenue for content providers to gain additional viewership and increase monetization opportunities. Additionally, our homepage serves as valuable real estate for content providers to promote new shows in order to drive engagement on their platforms.

Advertisers

For advertisers, we offer truly incremental reach to linear TV advertising as many VIZIO consumers either do not connect a cable or satellite box to their Smart TVs, or supplement their linear TV viewing with streaming content. Additionally, we expect our ACR and DAI capabilities to allow for more targeted advertising, including for those consumers who view linear TV on our Smart TVs. The combination of our significant reach, ability to target ads and data insights improve advertisers’ return on investment.

Our Growth Strategy

Increase the sales of our Smart TVs

Our current market position reflects consumer demand for our cutting-edge technology at affordable prices. We will continue to invest in designing and developing new features, as well as in our sales and marketing, to maintain and enhance our relationships with our retailers. By continuing to offer cutting-edge technology, engaging in targeted sales and marketing efforts, supporting many of the most popular OTT apps and introducing innovative features that enhance use cases, we expect to increase the sales of our Smart TVs.

Grow awareness and adoption of SmartCast

By selling Smart TVs, we have the opportunity to bring additional consumers onto our SmartCast operating system. Through a combination of a vast array of content from leading third-party apps and expanding our platform’s functionalities, we are focused on making SmartCast the primary source for content streaming and driving SmartCast Active Accounts. We will continue to invest in our SmartCast operating system and increase consumer awareness by leveraging our sales and marketing teams to emphasize SmartCast’s capabilities as a key selling feature.

Drive user engagement

Our SmartCast operating system is the gateway to a streamlined entertainment experience, and we believe that SmartCast can one day power the connected home. SmartCast provides consumers with access to a broad range of content, and our intuitive user interface can deliver a wide variety of relevant, personalized content recommendations based on user viewing behavior. This enables viewers to easily discover and engage with content from leading providers on our Smart TVs. Therefore, by partnering with key content providers it will enable us to continue to provide free and compelling content that users want to watch. By growing our content library, delivering a more personalized viewing experience and increasing the functionalities of our Smart TVs, we can enhance the consumer experience and drive user engagement.

Grow SmartCast ARPU

We expect to grow SmartCast ARPU as we increase our monetization capabilities and the hours spent on our platform. Increasing advertising on our platform is currently the largest opportunity to enhance our SmartCast ARPU. We intend to leverage our significant market share in U.S. homes, our engaged user base on SmartCast, our Inscape data capabilities and investments in our advertising sales force to increase our advertising revenue. For the year ended December 31, 2020 our SmartCast ARPU was $12.99, representing a 78% year-over-year increase.

Our Technology

We are focused on providing the best consumer experience and powerful solutions for content providers and advertisers to reach a broad and engaged audience. We have developed an array of technologies that seamlessly integrate our hardware and software. Our integrated offerings allow us to provide exceptional value for consumers, retailers, content providers and advertisers.

SmartCast

Our application experiences are powered by a vast media library brought together by the SmartCast operating system. Through feed ingestion, content matching, and metadata merging services, the SmartCast home page aggregates content from major third-party OTT apps and our free, ad-supported streaming service, WatchFree, to enable a content-centric user experience. SmartCast then leverages user data and behavior to optimize recommendations and search results using AI. VIZIO’s cloud infrastructure operates on Amazon Web Services and other providers, which provide efficient scaling to match our needs.

To support the current generation of Smart TV streaming apps and the planned wave of interactive services, we have formed a VIZIO Unified Interactive Framework team. This team works to provide a Javascript SDK and embedded ReSTful web service interface to developers, allowing them to create next generation Smart TV apps. The SDK combines the following Unified Interactive Framework services:

•

Application-specific voice: We provide a voice AI service, through which app developers can register to be notified when app-specific user voice commands are detected. By not constraining developers to a fixed range of voice commands, we enable developers to create new experiences for consumers.

•	User profile & VIZIO wallet: Allows developers to initiate in-app purchasing through services, including consumer registration, billing, purchasing and subscription management.

•

Interactive video synchronization: By enabling video to be synchronized with or trigger other experiences, we enable apps to complement the video, opening up a range of user experience enhancements and commerce services.

Embedded in all our Smart TVs is the SmartCast Platform Layer (SCPL), a cutting-edge web service middleware that simplifies management and control, supports major voice assistants and provides broad services supporting app development. Our SCPL connects to the internet through an IoT connection and enables consumers to monitor, manage, and control other connected devices. Additionally, it allows us to provide remote services and features for next generation Smart TVs, including adding and modifying apps, providing push notifications, and provide billing and other consumer services, all at a low cost. Our SCPL and SDKs are hosted on ViziOS, our proprietary secure Linux-based operating system that hosts all SmartCast apps and services as an abstraction layer. This implementation enables SmartCast to be quickly matched and deployed to a range of devices and SOCs, from cost effective Full High Definition (FHD) to premium 4K SOCs.

Automated Content Recognition

We offer a cutting edge, screen-embedded ACR technology that increases transparency and enhances targeting abilities for advertisers. We access a wide range of TV viewing data from millions of TVs to help content providers and advertisers understand their audience. Our ACR technology is:

•	highly scalable and supports over 12.2 million SmartCast Active Accounts as of December 31, 2020;

•	real time detection of every second of TV viewing;

•	supportive of broad TV networks, matching viewing behavior across 475 linear TV channels across all U.S. designated market areas (DMAs);

•	integrated with third party matchers, such as Experian, LiveRamp, Adobe and 4info, combining first and third party data to perform segmentation and targeting; and

•	a combination of video and audio ACR to improve matching accuracy and content matching (such as ticker advertisements, monochromatic content and SDR content).

Our ACR technology is compliant with Project OAR, a consortium of programmers and platforms that define the technical standards to deliver targeted advertising in linear and on-demand formats.

Hardware and chipsets

Our approach to picture quality, including our use of advanced design and our own algorithms, create high-quality panels and give us a competitive advantage in the market when it comes to picture quality and user experience. We continue to invest in these technologies, and our high-performing TV picture quality is the culmination of our product design and specifications of LCD Panels, LED backlights, chipsets, software and Quantum Dot Films. In particular, some of the powerful performance features of our Smart TVs include:

•

High Dynamic Range: We have exceptional ratings for the High Dynamic Range (HDR) performance (with our P-Series Quantum X HDTVs) because we design the product with high contrast ratios, and most of our current 4K HDTV products are compatible with the latest in HDR formats like Dolby Vision, HDR10, HDR10+ and HLG.

•

Contrast: Our combination of LCD panels, LED backlights and software provide a high contrast ratio for our M-Series and P-Series TV collections. This technology dynamically controls the individual LED Brightness based on the content in real time to provide deep black levels.

•	Brightness: We produce vividly bright TVs by producing up to 3,000 nits of brightness.

•	Color: We use advanced Quantum Dot Film (in both M-Series & P-Series models) to reach extremely rich colors.

•

Uniformity: Our LCD panels go through a propriety test method in manufacturing, designed to ensure our Smart TVs pass a strict quality assurance test of uniformity so that they produce a great picture throughout the panel and display area.

•

Gaming performance: We produce advanced TV models that have a fast response rate, high brightness, quantum color, high contrast ratio and are powered by chipsets that deliver extremely low latency which make them ideal for gaming. We were voted Best 4K HDR LED TV by Rtings.com in 2020 and Best 4K TV for Gaming by IGN in 2020.

We deliver exceptional sound bar performance through a combination of award-winning product design, high-performance specifications in speaker development and software. Our sound bars deliver:

•	Home theater performance: Our sound bars offer clear and dynamic sound performance, with select models producing up to 107 decibels.

•	Audio tuning: We have advanced software specifications to tune our sound bars to achieve both cinematic and pure audio output quality.

•

Precise audio output: We are also leading the home theater industry by developing a specification to measure accuracy and performance of audio output and using this specification to design all of our sound bars. This specification focuses on audio decibel dynamic range, reduction of distortion and superior surround sound performance.

•

Dolby ATMOS sound bar leadership: We have also designed leading sound bars which support Dolby ATMOS and are well known for immersive sound bar technology. We have the only ATMOS sound bar on the market that automatically rotates speakers based on content. Our Elevate sound bar has won numerous accolades and awards for its performance in 2020, including the Best Soundbar by Wirecutter in 2020.

Our Products

While our Smart TVs and sound bars continue to generate the significant majority of our total net revenue, we believe our advertising products offer the largest opportunity to profitably grow our business. We intend to significantly invest in expanding our advertising capabilities further accelerating the secular shift to connected TV advertising.

Advertising

Our advertising products benefit advertisers and content providers by offering a range of options to connect with our audience. We utilize the data we collect through our SmartCast operating system to help advertisers deliver better ads and help content providers find the right audience for their programming. We also invest in the development of new technologies, such as ACR and DAI to facilitate ads delivered over linear TV. Our proprietary Inscape data services collect viewing behavior on most content and advertisements that connects to our Smart TVs via external input as well as streamed to the TV via OTT, providing us with a powerful competitive advantage due to the breadth of data sources.

Examples of some of the data we collect through Inscape include the identity of the television programs and commercials viewed on a television, the time, date and channel on which they were viewed, and whether the programs and commercials were viewed live or at a later time. We store this Inscape data in third party data warehouses in non-identifying form, meaning viewing data is not associated or correlated with an individual’s name or other contact information.

Our primary advertising products include:

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Ad Inventory: Through WatchFree and VIZIO Free Channels, we offer a broad range of advertising inventory across a variety of programming genres. We sell 15-, 30- and 60-second video ads for this programming and enable product sponsorships and promotional channels to drive shopping. We also negotiate inventory shares with certain AVOD apps.

•

Promotional Ads: Our home screen is a powerful tool that helps consumers discover new content and easily find their favorite apps and shows. We sell advertising space in our Hero Banner and Discover Banner, allowing content providers options to showcase a movie or show. We also offer content providers the opportunity to purchase buttons on our remote controls to facilitate easy access to their apps.

•	Viewing Data: We utilize our ACR technology to help advertisers and these AVOD apps deliver better ads to consumers.

Smart TVs

Our broad Smart TV portfolio consists of five series, each designed to target a specific consumer segment and their preferences for high picture quality, powerful processing and video performance, smart capabilities, a wide variety of content, streamlined connectivity and convenience features, and a stylish, modern industrial design.

Since our founding in 2002, we have focused on advancing the picture quality of flat screen displays with investments in key technologies that increase contrast levels for brighter white and deeper black levels, produce more accurate and wider ranges of color, and drive better clarity and detail in images, especially in fast moving scenes. Capable of producing rich contrast levels and vibrant picture quality, each of our models takes advantage of full-array LED backlighting to deliver exceptional picture quality for each consumer segment. In 2020, we brought our first OLED TV to the market, which delivers infinite contrast, true to life colors and wider viewing angles. These visual capabilities have been paired with our suite of gaming features, such as variable refresh rate, AMD FreeSync technology and 4K 120fps gameplay, bringing consumers an elevated gaming experience. In addition, we include SmartCast and voice control compatibility across every model for a smart, innovative and tailored entertainment experience with high performance at a better value. The SmartCast technology is multimodal and designed to enable users to discover and playback content and control their devices with remote controls, voice and mobile devices.

VIZIO

OLED

OLED

For Cinephiles looking for the ultimate TV performance.

Next-generation picture quality that brings colors and exquisite contrast to life

Sizes: 55" - 65" • **MSRP:** $1299.99-$1999.99

4K

QUANTUM COLOR

P-Series

For sports and home theater enthusiasts seeking high quality entertainment experiences.

Alluring infinity edge design

Sizes: 65" - 85" • **MSRP:** $1199.99-$3099.99

4K QUANTUM COLOR

QUANTUM COLOR

M-Series

For families and young professionals looking for high quality and innovation at great value.

Generates deep black levels and rich contrast

Sizes: 50" - 65" • **MSRP:** $399.99-$799.99

4K QUANTUM COLOR

V-Series

For first-time buyers, college students, and others looking for new tech at an amazing value.

4K TV experience that brings entertainment to life

Sizes: 40" - 75" • **MSRP:** $299.99-$779.99

4K

D-Series

For shoppers seeking a quality HDTV with best-in-class smart TV features ideal for extra rooms, school, and work.

Delivers dependability and value

Sizes: 24" - 43" • **MSRP:** $119.99-$229.99

VIZIO SmartCast®

Hundreds of FREE TV channels

Watch Free

MORE FREE CHANNELS!

Popular built-in apps

prime video · tv+ · Disney+ · FOX NOW · hulu · NETFLIX · peacock · YouTube

Additional apps on platform

Additional streaming technology

Works with Apple AirPlay

Chromecast built-in

Works with voice technology

Works with alexa

Works with Apple HomeKit

Works with Hey Google

Sound bars

Our broad collection of high-performance sound bars delivers the home theater experience with immersive sound, powerful performance, and modern designs optimized to fit the user’s room and television size. Our sound bars are voice assistant ready and include Bluetooth to allow consumers to easily pair and stream music by voice command or from their mobile device or personal computer, and every sound bar includes clear, quick-start instructions, mounting guides and common cables necessary for set-up, improving the out-of-box experience and reducing support calls. Our 5.1.4 sound bar also features adaptive height speakers that automatically rotate based on the type of content streamed, bringing users an exceptional audio and entertainment experience.

Awards and Accolades

Our products and value proposition have earned numerous awards and accolades from popular press. Our devices have been consistently highlighted by industry reviews and awards, and most recently received over 25 Best of CES 2020 accolades. The industry awards we have received in recent years include:

VIZIO OLED TV:

•	In 2020, we received the CES Best of Year award from Reviewed.com for the VIZIO OLED TV.

•	WIRED Magazine named the VIZIO OLED TV as the Best of CES 2020.

•	Tom’s Guide named the VIZIO OLED TV as one of the Best New TVs at CES 2020 (so far).

M-Series Televisions:

•	In 2020, we received the CES Editors’ Choice award from Reviewed.com for our M-Series TVs.

•	Tom’s Guide named the M-Series as the Tom’s Guide Editor’s Choice in 2019.

P-Series Televisions:

•	Android Authority named the P-Series one of the Best New TVs at CES 2020.

•	IGN named the P-Series the Best 4K TV for Gaming in 2020.

Audio Products:

•	In 2020, we received the Red Dot Design Award for the Elevate Sound Bar.

•	In 2020, Wirecutter named the VIZIO Elevate 5.1.4 Home Theater Sound Bar as the Best Soundbar of 2020.

In addition, VIZIO’s consumer service has been recognized for excellence over many years. We have been awarded 112 Stevie Awards for Sales & Customer Services including six top ten, 14 Gold, 38 Silver, and 54 Bronze Stevie Awards over the last ten years.

Research and Development

We are passionate about designing cutting-edge products that drive consumer demand and enhance our brand. We believe that our future success depends, in part, upon our ability to continue to develop innovative new products, make enhancements to our existing products, and improve functionality and ease of use. We will continue to employ a consumer-focused design approach by providing innovative products that respond to, anticipate and even drive consumer desires for enhanced picture quality, audio quality, functionality, design and ease of use.

Our strong relationships with our supply chain partners allow us to collaborate with these partners on research and development with a significant pool of research and development capabilities and experience. Although we design our products in-house and perform high-value research and development in-house, we are able to leverage the resources of our suppliers’ research and development functions to execute quickly on new product introductions.

We design our products to be aesthetically pleasing, with a focus on premium picture quality and an intuitive user experience. Our products include next generation technology, such as full-array LED backlighting, which enhances the viewing experience.

Manufacturing and Operations

While all of our products are designed in California, we outsource manufacturing to a diversified base of manufacturers including BOE, Foxconn, Innolux, KIE, Tonly, TPV and Zylux, which purchase components and assemble our Smart TVs, sound bars and other entertainment products in facilities in Vietnam, China, Taiwan, Thailand and Mexico. In light of trade tensions in recent years between the United States and China, manufacturing sites for a majority of our Smart TV volume have been diverted away from China. Although we do not have any long-term purchase contracts, we have executed product supply agreements with these manufacturers, which generally provide indemnification for intellectual property infringement, agreed upon price concessions, product quality requirements and vendor managed inventory expectations. We do not own manufacturing facilities, which provides us with flexibility and an ability to adapt to market changes, product supply and pricing while keeping our fixed costs low. Our strategic relationships with our manufacturers are critical to new product introduction and the success of our business. We have strong relationships with our manufacturers, helping us meet our supply and support requirements.

We focus on driving alignment of our product roadmaps with our manufacturers and determining how to collectively reduce costs across the supply chain. We use multiple manufacturers for our finished products. Our operations team coordinates with our manufacturers’ engineering, manufacturing and quality control personnel to develop the requisite manufacturing processes, quality checks and testing and general oversight of the manufacturing activities. We believe this model has enabled us to effectively and efficiently deliver high quality and innovative products while enabling us to minimize costs and manage inventory risk.

Logistics and Fulfillment

The parts for our products are procured directly by our manufacturers. We utilize our business planning team to obtain competitive pricing on certain components, and we leverage our manufacturers’ volume purchases for best pricing on common parts. Televisions, sound bars and accessories are typically manufactured and packaged for retail sale and shipped via ocean freighter from our manufacturers in Asia and by trucks from our manufacturers in Mexico to logistics hubs. From the hubs, our devices are shipped using our logistics network of hubs and carriers to more than 250 ship to destinations. Our business planning team also coordinates with our manufacturers to better ensure the shipment of our products from the manufacturer to these logistics hubs meets consumer needs. We typically take ownership of the products directly from these logistics hubs, and our logistics team manages this process as we deliver the products to our retailers. We utilize a vendor-managed inventory strategy that allows us to reduce costs across the supply chain and improve inventory flexibility.

Distribution and Sales of our Smart TVs and Sound Bars

While we sell to large and small retailers across the United States and directly to consumers through our website, we have historically focused on the large-scale distribution channels to drive the most efficient economies of scale and accelerate our market share. This proved to be a highly successful strategy as we have achieved a solid market share position. This approach enabled us to keep our fixed costs low and grow revenue rapidly with low headcount. We believe that our retailers make up a significant portion of the total U.S. consumer electronics market. According to gap intelligence, as of December 31, 2020, VIZIO held the #1 or #2 HDTV shelf share at many major consumer electronics retailers such as Sam’s Club, Target and Walmart. We plan to continue to expand our product offerings to capture a higher share of shelf space at existing and new retailers.

Marketing of our Smart TVs and Sound Bars

We expect that our reputation for innovative products will continue to play a significant role in our growth and success, and that high consumer satisfaction will continue to fuel word of mouth referrals of our brand to new consumers. Since our founding in 2002, we have built a highly recognizable brand in the United States.

We expect to continue investing in advertising and marketing programs that further build brand awareness, drive deeper brand engagement and foster long-term brand loyalty. Our marketing programs focus on engaging the wide spectrum of consumers from first-time shoppers to premium home theater enthusiasts, and leverage traditional advertising, high-impact sponsorships, and public relations, as well as more innovative digital marketing, social media, and retail marketing strategies that drive consideration and purchase.

Brand marketing

We focus on optimizing the efficiency and reach of our marketing spending by investing in programs that not only have mass market reach but also fuel active engagement with our brand. Early on, we employed the use of full-color packaging that served as high-impact advertising in wholesale and retail channels, accelerating initial consumer awareness and education about our products with minimal additional cost. Today, our focused approach is to drive education and awareness of new VIZIO features and technology through omni-channel marketing campaigns both online and in-store.

Digital marketing

In addition to paid media, we have developed innovative digital marketing programs to leverage shared, earned and owned media to efficiently drive brand engagement and consideration. In 2020, we launched targeted influencer campaigns to drive awareness to our product features or product segments in which we can convert paid media impressions into engagement through earned, owned and shared media that drive long-term brand loyalty and education.

As our products tend to be highly researched purchases, we have invested in building robust digital marketing programs to help drive shoppers along the consumer journey, with resources such as educational websites and product videos to explain new technologies like 4K UHD, Quantum Color and home theater audio quality and editorial content promoted through native advertising.

Retail marketing

Our in-store merchandising strategy focuses on engaging consumers with point of purchase displays that showcase the picture and audio quality of our products, explain the benefits of our TV’s smart capabilities, technologies and features. We believe our merchandising strategy helps streamline the final purchase decision with simple, consistent messaging at the point of sale, including packaging, fact tags, and other item level signage. Our merchandising programs are designed to target the key demographics of the shoppers in each channel and are optimized for effective deployment and compliance with retailers’ operations, from mass market to warehouse club to premium electronics retail environments.

Consumer Experience and Support

We believe that one of our key differentiators is our focus on the consumer experience. Our motto, Where Vision Meets Value, reflects our mission that by purposeful, award-winning design, strong partnerships, and American ingenuity, we make high-performing technology and content available at affordable prices.

We leverage feedback from our award-winning consumer call centers to improve our design in both performance and simplicity with each product design cycle. We believe that our focus on simplifying the initial consumer experience minimizes the need for backend support.

Our consumer support personnel are responsible for handling general consumer inquiries, answering consumer questions about products and solving technical issues consumers may have. Our consumer service representatives also report the feedback that they gain from consumers to our product development team on a monthly basis, so that we can continuously improve our products’ design, installation and usability. We train and empower our consumer support staff to solve issues and remedy situations in a timely manner, increasing consumer satisfaction. Since 2012, we have been awarded 112 Stevie Awards for Sales & Customer Services including six top ten, 14 Gold, 38 Silver and 54 Bronze Stevie Awards over the last ten years.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. We rely upon a combination of patent, trade secret, copyright, and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our intellectual property and proprietary rights.

We own and utilize the trade name “VIZIO” and the VIZIO logo and trademark on all of our products. We believe that having distinctive marks that are registered and readily identifiable is an important factor in identifying our brand. As of December 31, 2020, we owned 619 active trademark registrations and applications throughout the world, including 46 active trademark registrations and applications in the United States.

As of December 31, 2020, we owned 266 issued patents and 148 pending, allowed or published but not yet issued patent applications in the United States, Australia, Brazil, Canada, Chile, China, France, Germany, Hong Kong, Japan, Mexico and the United Kingdom. However, we cannot be certain that our patent applications will be issued or that any issued patents will provide us with any competitive advantage or will not be challenged by third parties. Our issued U.S. patents will expire between 2021 and 2036.

Historically, we have been contractually indemnified and reimbursed by our manufacturers for most intellectual property royalty obligations and commitments. We receive such funding from the manufacturers either through direct reimbursement or payment of net purchase price. We cannot guarantee that we will be able to obtain such indemnities and reimbursements on favorable terms or at all.

In addition to the foregoing protections, we generally control access to, and use of, our proprietary and other confidential information, through the use of internal and external controls, including contractual protections with employees, manufacturers, distributors and others. We will continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies. We often rely on licenses of intellectual property for use in our business. If we fail to protect and enforce our intellectual property rights adequately, our competitors might gain access to our technology, we may not receive any return on the resources expended to create or acquire the intellectual property or generate any competitive advantage based on it, and our brand, business, financial condition and results of operations may be harmed. See “Risk Factors—Risks Relating to Our Supply Chain, Content Providers and Other Third Parties” and “Risk Factors—Risks Relating to Intellectual Property” for more information.

Competition

We believe the principal competitive factors impacting the market for our devices are brand, price, features, quality, design, consumer service, time-to-market and availability. We believe that we compete favorably in these areas. The consumer electronics market in which we operate is highly competitive and includes large, well-established companies. Our Smart TVs face competition from large consumer electronics brands such as

Samsung, Sony, LG, Hisense, TCL and Onn, which was recently introduced by Walmart. Our sound bars face competition from large consumer electronics brands such as Samsung, Sony, LG, Bose, Sonos and Onn. Many of our competitors have greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition and greater economies of scale. In addition, these competitors have long-term relationships with many of our retailers.

Our Platform+ business competes both to be the entertainment hub of consumers’ homes and to attract advertising spend. We expect advertising spend to continue to shift from linear TV to connected TV, and as such we expect new competition to continue to intensify for viewership and for advertising spend. In this respect, we compete against other television brands with Smart TV offerings, such as Samsung, as well as connected devices such as Roku, Amazon Fire Sticks and Apple TV and traditional cable operators seeking to integrate streaming media into their existing offerings. We also compete with OTT streaming services such as Hulu and YouTube TV, as such services are able to monetize across a variety of devices and consumers may engage with their content through devices other than our Smart TVs. We compete with these devices and services in part on the basis of user experience and content availability, including the availability of free content. In addition, we compete to attract advertising spending on the basis of the size of our audience and our ability to effectively target advertising.

Government Oversight, Regulation and Privacy Practices

In February 2017, we stipulated to the entry of a judgment in federal district court with, and paid certain penalties to, the Federal Trade Commission, the New Jersey Attorney General and Director of the New Jersey Division of Consumer Affairs to settle alleged violations of Section 5 of the Federal Trade Commission Act and New Jersey Consumer Fraud Act (the Order). The Order requires us to provide additional notices (separate and apart from our privacy policies) to consumers when our devices are collecting information about what consumers are watching on our devices (viewing data). Under the Order, VIZIO devices connected to the internet may only collect viewing data from devices which have expressly consented to this practice, after receiving notice of the collection, use and sharing of viewing data and we must provide instructions on how consumers may revoke such consent for our devices.

The Order also required us to delete certain viewing data we collected, prohibits us from misrepresenting our practices with respect to the privacy, security or confidentiality of consumer information we collect and requires us to maintain a privacy program with biennial assessments of that program and maintain certain records regarding our collection and use of consumer information. The obligations under the Order remain in effect until 2037.

With this renewed focus on privacy, we strive to provide a valuable, transparent, and user-directed Smart TV platform service. We maintain privacy policies, management oversight, accountability structures and technology processes designed to protect privacy and personal information. Our posted privacy policies are accessible to users of our devices or applications, and visitors to our websites. These privacy policies disclose how we collect, use, share and protect information we collect from or about consumers or their devices. We follow a documented privacy management program and strive to ensure that our posted privacy policies are complete, accurate, fully implemented and consistent with applicable legal requirements.

We collect and use personal information to create online accounts, effect e-commerce transactions, provide customer service, support and product registration, and for other purposes. We collect information through internet connected devices, such as Smart TVs, and also through our websites or mobile applications. We do not collect information about what content is playing on an internet connected VIZIO unit unless that unit has agreed to this collection, through an affirmative acceptance following display of a “separate and apart” disclosure regarding collection, use and sharing of such data, which meets or exceeds the Order’s requirements for prominence. Consumers also have means to opt-out of (if previously having opted-in to) this tracking through user settings on the device.

In addition to the Order, we are subject to numerous U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, data security, content regulation, intellectual property, competition, consumer protection, payment processing, environmental matters, taxation and other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted and applied in a manner that is inconsistent with our current policies and practices in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in new and rapidly evolving industries.

The regulatory framework for data protection, privacy and information security is evolving rapidly. For example, the CCPA went into effect on January 1, 2020. The CCPA requires covered companies to, among other things, provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. Additionally, a new privacy law that significantly modifies the CCPA, the California Privacy Rights Act (CPRA) was passed by California voters in November 2020. Aspects of the CCPA, the CPRA and other laws and regulations relating to data protection, privacy, and information security, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. Foreign data protection, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive or burdensome than those in the United States. The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States. The CCPA has already prompted a number of proposals for federal and state privacy legislation that, if passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

Violation of existing or future regulatory orders, settlements or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our business, financial condition and results of operations. For additional information, see “Risk Factors—Risks Relating to Legal and Regulatory Matters.”

Employees

As of December 31, 2020, we had 527 full-time, U.S.-based employees. During the holiday season, we have historically added temporary workers to augment our full-time work force. None of our employees are currently covered by a collective bargaining agreement. We consider our relationship with our employees to be excellent and have never experienced a labor-related work stoppage. In our efforts to manage our human capital, we seek to identify, attract and retain employees who are aligned with and will help us progress towards our mission, and we aim to provide competitive compensation.

Facilities

Our corporate headquarters are located in Irvine, California, where we wholly own one building, located at 35 Tesla, and have a minority ownership in another building, located at 39 Tesla. We lease the office building located at 39 Tesla from an entity which is principally owned by two of our employees, our Chief Executive Officer and another employee. See “Related Party Transactions—Lease of Headquarter Premises” for further discussion. We also lease a building at 43 Tesla that includes office and warehouse space. We also lease facilities in Bentonville, Arkansas; Bloomington, Minnesota; Dakota Dunes, South Dakota; Dallas, Texas; New York, New York; San Francisco, California; and Seattle, Washington.

Legal Proceedings

We are currently, and in the future may continue to be, subject to litigation, claims and assertions incidental to our business, including patent infringement litigation and product liability claims, as well as other litigation of a non-material nature in the ordinary course of business. We believe that the outcome of any existing litigation, either individually or in the aggregate, will not have a material impact on our business, financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of February 28, 2021:

Name	Age	Position
William Wang(1)	57	Founder, Chairman and Chief Executive Officer
Ben Wong	59	President and Chief Operating Officer
Adam Townsend	48	Chief Financial Officer
Bill Baxter	57	Chief Technology Officer
Michael O’Donnell	39	Chief Revenue Officer, Platform+
John Burbank(1)(2)	57	Director
Julia S. Gouw(2)	61	Director
Shiou Chuang Huang(3)	69	Director
David Russell(2)(3)	57	Director

(1)	Member of our nominating and corporate governance committee.
(2)	Member of our audit committee.
(3)	Member of our compensation committee.

William Wang co-founded VIZIO and has served as Chairman of our board of directors and our Chief Executive Officer since December 2020 and as the Chairman of California VIZIO’s board of directors and Chief Executive Officer of California VIZIO since its founding in 2002. Mr. Wang also served as California VIZIO’s Chief Technology Officer from 2002 to March 2010. Prior to founding VIZIO, Mr. Wang was the founder, President and Chief Executive Officer of PGS OEM, Inc., a distributor of computer monitors. PGS OEM began winding down its operations in 1998 and liquidated in Chapter 7 bankruptcy in 2005. Mr. Wang holds a Bachelor of Science in Electrical Engineering from the University of Southern California.

Mr. Wang was selected to serve on our board of directors due to the perspective and experience he brings as one of our founders and as one of our largest stockholders, as well as his extensive experience within the television manufacturing industry.

Ben Wong has served as our President and Chief Operating Officer since December 2020 and as the President and Chief Operating Officer of California VIZIO since April 2010, having also served as California VIZIO’s Acting Chief Financial Officer from August 2017 to May 2020, and having previously served as California VIZIO’s Chief Financial Officer and Chief Operating Officer from April 2005 to May 2006. From June 2006 to April 2010, Mr. Wong held executive-level roles at Fugoo Corporation, an internet appliance company, at AmTRAN Technologies Co. Ltd., a manufacturer of televisions and displays and one of our largest stockholders, at Suzhou Raken Technology, Ltd., a television manufacturer, which is a joint venture of AmTRAN and LG Display Co., LTD, and at Packard Bell B.V., a computer company in France. In 2002, Mr. Wong consented to the issuance of an SEC order providing that he cease and desist from committing or causing violations of certain federal securities laws and related SEC regulations. The order related to actions taken from 1996 to 1998, and Mr. Wong neither admitted nor denied the findings in the order. The order did not impose any monetary penalties on Mr. Wong and did not bar him from serving as an officer or director of a public company. Mr. Wong holds a Bachelor of Science in Accounting from California State University, Los Angeles.

Adam Townsend has served as our Chief Financial Officer since December 2020 and as California VIZIO’s Chief Financial Officer since May 2020. Prior to joining VIZIO, Mr. Townsend was the Chief Financial Officer of Showtime Networks Inc., an entertainment company and wholly owned subsidiary of ViacomCBS, from October 2018 to March 2020. From July 2008 to October 2018, Mr. Townsend held roles in finance and investor relations at CBS Corporation, including serving as Executive Vice President, Corporate Finance and Investor Relations from January 2016 to October 2018 and as Executive Vice President, Investor Relations from July 2008 to January 2016. Mr. Townsend holds a Bachelor of Science in Biology from the University of California, Los Angeles.

Bill Baxter has served as our Chief Technology Officer since December 2020 and as California VIZIO’s Chief Technology Officer since January 2018. From January 2015 to December 2017, Mr. Baxter held various roles within our engineering organization, most recently as Senior Vice President of Product Development and Engineering. From September 2010 to December 2014, Mr. Baxter was the Chief Technology Officer and Executive Vice President of Products at BuddyTV, an entertainment-based website that was acquired by VIZIO in January 2015. Prior to BuddyTV, Mr. Baxter founded and held executive-level roles at several technology companies. Mr. Baxter holds a Bachelor of Science and Master of Science in Computer Science from the University of Wyoming.

Michael O’Donnell has served as our Chief Revenue Officer, Platform+ since December 2020 and as California VIZIO’s Chief Revenue Officer, Platform+ since July 2020, having previously served as our Senior Vice President, Platform Business, from September 2019 to July 2020. Prior to joining VIZIO, Mr. O’Donnell served as Chief Revenue Officer of Connekt Inc., an advertising and data science company, from July 2017 to September 2019. Prior to that, from July 2011 to July 2017, Mr. O’Donnell served in senior sales positions at YuMe, Inc., a video advertising platform that was acquired by RhythmOne plc in 2018, including as Senior Vice President, North America Sales from June 2016 to July 2017 and as Vice President, East Sales from July 2014 to June 2016. Mr. O’Donnell holds a Bachelor of Science in Finance from Villanova University.

John Burbank has served as a member of our board of directors since December 2020 and as a member of California VIZIO’s board of directors since May 2020. From May 2008 to February 2019, Mr. Burbank held various management-level roles at Nielsen Holdings plc (Nielsen), a global media measurement, retail data and analytics company, including as President of Strategy and Corporate Development from January 2017 to February 2019 and President, Strategic Initiatives from November 2011 to January 2017. Prior to Nielsen, Mr. Burbank held senior leadership positions in consumer marketing at AOL, AT&T and the Procter & Gamble Company. Mr. Burbank has served as an independent director of Entergy Corporation, an energy company since 2018 and has served on the board of directors of Connecticut Public Broadcasting Network since March 2020. Mr. Burbank holds a Bachelor of Arts in Russian History and a Masters of Business Administration, both from the University of Chicago.

Mr. Burbank was selected to serve on our board of directors because of his significant experience in media, analytics, marketing and advertising as well as experience serving as a director of a public company.

Julia S. Gouw has served as a member of our board of directors and California VIZIO’s board of directors since February 2021. From 2009 through her retirement in March 2016, Ms. Gouw served as President and Chief Operating Officer of East West Bancorp, Inc. and East West Bank, an independent bank, having previously served as Executive Vice President and Chief Financial Officer from 1994 to 2008. Prior to East West Bank, Ms. Gouw was a Senior Audit Manager with the accounting firm KPMG LLP. Ms. Gouw has served on the board of directors of Pacific Life Insurance Company since 2011, serving as Chair of the Investment and Finance Committee, and Cascade Acquisition Corp. since November 2020, serving as Chair of the Audit Committee. Ms. Gouw is a co-founder of Piermont Bank and has served as Chair of the Board and Audit Committee since July 2019. Ms. Gouw has also served as a Commissioner of the Ontario International Airport Authority (OIAA) since September 2017. Ms. Gouw holds a Bachelor of Science in accounting from the University of Illinois at Urbana-Champaign.

Ms. Gouw was selected to serve on our board of directors because of her extensive operational experience and financial expertise, as well as her experience serving as a director of a public company.

Shiou Chuang Huang has served as a member of our board of directors since December 2020 and as a member of California VIZIO’s board of directors since 2004. From 1990 through July 2008, Mr. Huang was Corporate Vice President at Hon Hai Precision Ltd. Co., also known as Foxconn Technology Group, and from July 2004 to July 2009, Mr. Huang served as Vice Chairman to Innolux Corporation, an affiliated company of Hon Hai. Mr. Huang currently serves as the Chairman of the board of directors of VizionFocus, Inc. and as a director of Chang Wah Technology Co., LTD and Chang Wah Electromaterials Inc. Mr. Huang holds a Bachelor of Science from Tatung University in Taipei, Taiwan.

Mr. Huang was selected to serve on our board of directors because of his significant experience in the consumer electronics industry.

David Russell has served as a member of our board of directors since December 2020 and as a member of California VIZIO’s board of directors since July 2007. Since May 2014, Mr. Russell has served as Chief Executive Officer of Puro Sound Labs, a consumer audio company. Prior to founding Puro Sound Labs, Mr. Russell served as Executive Vice President of Avalon Capital Group, Inc., a private investment company, from 2005 to 2014. From 1988 to 2005, Mr. Russell worked at Gateway, Inc., a consumer electronics company, in a variety of senior management positions. Mr. Russell also serves as Vice Chairman and a member of the board of directors of Waitt Foundation and Waitt Institute, nonprofit organizations focusing on the restoration of ocean health.

Mr. Russell was selected to serve on our board of directors because of his experience in the consumer electronics industry.

Family Relationships

There are no familial relationships among any of our executive officers listed above or our directors.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, effective upon the completion of this offering, which will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the completion of this offering, the code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements.

Board Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation or removal.

Pursuant to our current certificate of incorporation and our shareholders agreement, dated as of September 15, 2008, as amended (the 2008 Shareholders Agreement), S.C. Huang was elected as the designee nominated by holders of our Series A preferred stock, voting as a single class. The provisions of the 2008 Shareholders Agreement by which Mr. Huang was elected to our board of directors will terminate in connection with this offering.

Pursuant to the terms of the securities purchase agreements (the SPAs) between us and each of AFE, Inc. (AFE), an affiliate of Foxconn, and Innolux Corporation, pursuant to which we sold AFE and Innolux shares of Class A common stock, we agreed that Foxconn would be entitled to designate a member of our board of directors in the event that Q-Run Holdings Ltd., a holder of our Series A preferred stock, no longer has the right to designate a member of our board of directors pursuant to the 2008 Shareholders Agreement. Upon the termination in connection with this offering of the rights of the holders of the Series A preferred stock to designate a member of our board of directors, Foxconn will have the contractual right under the SPAs to designate a member of our board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined each of Messrs. Burbank, Huang and Russell and Ms. Gouw does not have a material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and that each of these directors is “independent” as that term is defined under the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Related Party Transactions.”

Board Leadership Structure

Mr. Wang serves as both our Principal Executive Officer and Chairman of the board of directors. In addition, our board of directors does not have a lead independent director. Our board of directors believes that Mr. Wang’s service as both Chairman of the board of directors and Chief Executive Officer is in our and our stockholders’ best interests. Mr. Wang possesses detailed and in-depth knowledge of the issues, opportunities and challenges that we face and is thus best positioned to develop agendas that ensure that the board of directors’ time and attention are focused on the most critical matters. Specifically, his combined role enables decisive leadership, ensures clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to our stockholders, employees, retailers and manufacturers.

Furthermore, the current leadership structure has been in place since our inception. While the board of directors may change in the future under appropriate circumstances (in connection with a management succession, for example), the board of directors does not believe that splitting the roles of Chairman and Chief Executive Officer in the present circumstances would result in an improvement in our performance. The board of directors believes that the current arrangement also provides for adequate independent oversight.

Role of Board of Directors in Risk Oversight Process

Although management is responsible for the day-to-day management of the risks our company faces, our board of directors and its committees take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. The board of directors regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of our board of directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our board of directors.

In addition, we expect that our three committees will assist the board of directors in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee will coordinate the board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines, and management will regularly report to the Audit Committee on these areas. The Compensation Committee will assist our board of directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Chief Executive Officer. The Nominating and Corporate Governance Committee will assist our board of directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and corporate governance. When any of the committees receives a report related to material risk oversight, the Chairman of the relevant committee will report on the discussion to the full board of directors.

Controlled Company Exception

After giving effect to this offering, Mr. Wang will continue to control a majority of the voting power of our outstanding capital stock. As a result, we will remain a “controlled company” within the meaning of the New York Stock Exchange. Under the corporate governance requirements of the New York Stock Exchange, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. While a majority of our board of directors consists of independent directors and our compensation committee is composed entirely of independent directors, our nominating and corporate governance committee is not currently composed entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange. In the event that we cease to be a “controlled company” and our shares continue to be listed on the New York Stock Exchange, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

In connection with this offering, our board of directors has established the following committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our Audit Committee will consist of Ms. Gouw and Messrs. Burbank and Russell, with Ms. Gouw serving as its Chair, each of whom meets the requirements for independence under the listing standards of the New York Stock Exchange and SEC rules and regulations. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of the New York Stock Exchange. In addition, our board of directors has determined that Ms. Gouw is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our Audit Committee will, among other things:

•	select and hire a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	supervise and evaluate the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our annual audited and quarterly unaudited financial statements and annual and quarterly reports on Form 10-K and 10-Q;

•	review and discuss the adequacy and effectiveness of the our internal controls;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our Audit Committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee

Our Compensation Committee will consist of Messrs. Huang and Russell, with Mr. Russell serving as its Chair. Because we are considered to be a “controlled company” for the purposes of the New York Stock Exchange listing requirements, we are permitted to opt out of the New York Stock Exchange listing requirements that would otherwise require our Compensation Committee to be comprised entirely of independent directors. However, currently all of the anticipated members of our Compensation Committee are independent under the applicable New York Stock Exchange rules and regulations. Each member of our compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Following the completion of this offering, our Compensation Committee will, among other things:

•	review, approve and determine or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our Compensation Committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will consist of Messrs. Burbank and Wang, with Mr. Burbank serving as its Chair. Because we are considered to be a “controlled company” for the purposes of the New York Stock Exchange listing requirements, we are permitted to opt out of the New York Stock Exchange listing requirements that would otherwise require our Nominating and Corporate Governance Committee to be comprised entirely of independent directors and we intend to rely on such exemption. Following the completion of this offering, our Nominating and Corporate Governance Committee will, among other things:

•	identify, evaluate and select or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our Nominating and Corporate Governance Committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

Prior to this offering, Mr. Russell and Mr. Wang, our Chairman, Chief Executive Officer and principal stockholder, established compensation for each of our executive officers, other than Mr. Wang. These compensation decisions were guided based on input, feedback and recommendations from certain members of our management. Mr. Wang’s compensation was approved by Mr. Russell. Mr. Wang has historically had significant influence over all matters at our company, including compensation matters. We expect that after completion of this offering, Mr. Wang, as Chairman and Chief Executive Officer, will provide input and may make recommendations to our Compensation Committee regarding our compensation decisions for our other executive officers, although the Compensation Committee will make all executive compensation determinations.

Other than as disclosed above, none of the members of our Compensation Committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or Compensation Committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or Compensation Committee. See “Related Party Transactions” for information about related party transactions involving members of our Compensation Committee or their affiliates.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, which will become effective prior to the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Our amended and restated bylaws, which will become effective prior to the completion of this offering, will provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service, other than liabilities arising by willful misconduct. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding for which indemnification is sought involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement for this offering provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Compensation

The following table summarizes the compensation of each member of the board of directors of California VIZIO in 2020, other than William Wang and Julia Gouw, who was appointed to the board of directors of California VIZIO in February 2021 (neither of whom received compensation for service as a director in 2020):

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
David Russell	$45,000	—	$45,000
Shiou Chuang Huang	$25,000	—	$25,000
David S. Lee(1)	$6,250	—	$6,250
John R. Burbank(2)	$16,667	—	$16,667
(1) Mr. Lee resigned from our board of directors in May 2020. (2) Mr. Burbank joined our board of directors in May 2020.

For the year ended December 31, 2020, each of Messrs. Huang and Russell received an annual retainer of $25,000, paid quarterly, for service on our board of directors. Each of Messrs. Lee and Burbank received a prorated portion of the annual retainer of $25,000 for the period of their respective service as a director. Mr. Russell received an additional fee of $20,000 for his service on our Incentive Award Committee. The compensation received by Mr. Wang for his service as an employee for the year ended December 31, 2020 is set forth in “Executive Compensation—Compensation Tables—Summary Compensation Table.”

None of our non-employee directors held any stock options or any unvested stock awards as of December 31, 2020.

Prior to this offering, we did not have a formal policy with respect to compensation payable to our directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors to encourage them to join our board of directors and as compensation for their continued service on our board of directors.

We have retained Compensia, a national compensation consultant, to provide our board of directors with an analysis of market data compiled from certain comparable public companies and assistance in determining compensation of directors following this offering. Our board of directors has adopted our Outside Director Compensation Policy. Our Outside Director Compensation Policy provides that all non-employee directors will be entitled to receive the following cash compensation for their services following the completion of the offering contemplated by this prospectus:

•	$50,000 retainer per year for each non-employee director;

•	$25,000 retainer per year for the chair of the audit committee or $10,000 retainer per year for each other member of the audit committee;

•	$20,000 retainer per year for the chair of the compensation committee or $10,000 retainer per year for each other member of the compensation committee; and

•	$10,000 retainer per year for the chair of the nominating and corporate governance committee or $5,000 retainer per year for each other member of the nominating and corporate governance committee.

Each non-employee director who serves as the chair of a committee will receive only the additional annual fee as the chair of the committee and will not receive the additional annual fee as a member of the committee. All cash payments to non-employee directors are paid quarterly in arrears on a prorated basis.

In addition to the cash compensation structure described above, our Outside Director Compensation Policy provides the following equity incentive compensation program for non-employee directors. On the date of each of our annual stockholder meetings following the effective date of the registration statement of which this prospectus forms a part, each non-employee director who is continuing as a director following our annual stockholder meeting automatically will be granted an annual award of restricted stock units having a value of $165,000, rounded up to the nearest whole share.

Each annual award will vest as to 1/4th of the underlying shares every three months after the award’s grant date, subject to continued service through each relevant vesting date. In the event of a change in control of our company, all equity awards granted to a non-employee director (including those granted pursuant to our Outside Director Compensation Policy) will fully vest and become immediately exercisable (if applicable) and, with respect to equity awards with performance-based vesting, unless specifically provided otherwise under the applicable award agreement, a company policy that applies to the non-employee director, or other written agreement between the non-employee director and us, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

In any fiscal year of ours, no non-employee director may be paid, issued or granted cash compensation and equity awards with a total value greater than $500,000, with the value of an equity award based on its grant date fair value for purposes of this limit (the “annual director limit”). Any cash compensation paid or equity awards granted to a non-employee director while he or she was an employee or consultant (other than a non-employee director) will not count toward the annual director limit.

Our Outside Director Compensation Policy also provides for the reimbursement of our non-employee directors for reasonable, customary and documented travel expenses to attend meetings of our board of directors and committees of our board of directors.

Compensation for our non-employee directors is not limited to the equity awards and payments set forth in our Outside Director Compensation Policy. Our non-employee directors will remain eligible to receive equity awards and cash or other compensation outside of the Outside Director Compensation Policy, as may be provided from time to time at the discretion of our board of directors. For further information regarding the equity compensation of our non-employee directors, see the section of this prospectus titled “Executive Compensation—Employee Benefit and Stock Plans—2017 Incentive Award Plan.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis section is to discuss our compensation philosophy, our executive compensation program and the compensation for our named executive officers (NEOs).

Our NEOs for 2019 were:

•	William Wang, our Founder, Chairman and Chief Executive Officer (CEO);

•	Ben Wong, our President and Chief Operating Officer (COO) and acting Chief Financial Officer (CFO) until May 2020;

•	Bill Baxter, our Chief Technology Officer (CTO); and

•	Michael O’Donnell, our Senior Vice President, Platform+ for 2019 and our Chief Revenue Officer, Platform+ for 2020.

For 2020, our NEOs consisted of these executive officers and Adam Townsend, our CFO.

Compensation philosophy and objectives

We recognize that the ability to excel depends on the integrity, knowledge, skill, diversity and teamwork of our employees. To this end, we strive to create an environment of mutual respect, encouragement and teamwork that rewards commitment and performance and that is responsive to the needs of our employees. Accordingly, we strive to create an executive compensation program that balances short-term versus long-term payments and awards. Our compensation program consists of various elements, including base salary and variable cash and long-term incentives. The base salary component of our compensation program is meant to attract and retain talented individuals by providing a competitive baseline of compensation, and our variable cash and long-term incentives are primarily aimed at ensuring a performance-based delivery that will ensure a strong connection between executive compensation and financial performance to drive results and maximize stockholder value. The principles and objectives of our compensation and benefits programs for our employees generally, and for our NEOs specifically, are intended to:

•	attract, engage and retain individuals of superior ability, experience and managerial talent, enabling us to be an employer of choice in our highly-competitive and dynamic industry;

•	ensure a performance-based delivery of pay that aligns our NEOs’ rewards with our corporate strategies, business and financial objectives and the long-term interests of our stockholders;

•	compensate our NEOs in a manner that incentivizes them to manage our business to meet our long-range objectives;

•	compensate our NEOs in a manner commensurate with our performance;

•	motivate and reward executive officers whose knowledge, skills and performance promote our continued success;

•	seek to ensure that total compensation is fair, reasonable and competitive; and

•	promote a long-term commitment to us.

Process for determining compensation

Role of senior management

Our historical compensation approach has reflected our stage of development. Prior to this offering, we were a privately-held company with our principal and controlling stockholder, Mr. Wang, also serving as our

Chairman and CEO. As a result, we have not been subject to any stock exchange or SEC rules requiring a majority of our board of directors to be independent or relating to compensation committee composition and function. Historically, our board of directors has delegated authority to an Incentive Award Committee comprised of Mr. Wang and David Russell, one of our non-employee directors. The Incentive Award Committee has worked closely with other members of senior management, as described herein, in driving our compensation programs and policies.

Most, if not all, of our executive compensation policies and determinations, including those made for 2019 and 2020, were guided by the recommendations of Mr. Wong, our COO. Together with input and feedback from our human resources function, Mr. Wong made recommendations to our CEO regarding the compensation of our NEOs (other than Messrs. Wong and Wang). Based on these recommendations, the Incentive Award Committee established compensation, for each of our NEOs (other than Mr. Wang). Mr. Wang’s compensation was approved by Mr. Russell. We expect that after completion of this offering, our COO and human resources will continue to make compensation recommendations to our CEO, who will in turn provide input and may make recommendations to our Compensation Committee regarding our executive compensation matters, although the Compensation Committee will make all executive compensation determinations for our NEOs.

Role of compensation data

We aim to compensate our executive officers at levels that are at least commensurate with the compensation of executive officers in similar positions at companies relative to us in size (measured by annual revenue), geography (Southern California or applicable region) and industry (technology), as reported in published survey sources. The individuals responsible for making compensation recommendations as well as our Incentive Award Committee also consider the scope of responsibility of each executive officer, our current practice of maintaining minimal differentiation between the cash packages of our executive officers and the officer’s tenure and experience. In determining 2019 and 2020 compensation, we did not use a formula for taking into account these different factors.

Historically, management has reviewed both cash and equity compensation data from published survey sources, which for 2019 and 2020 focused primarily on technology companies with at least $1 billion in annual revenue, as well as reference data from Southern California-based technology companies, each as published in the Aon Radford Global Technology Survey (the Radford Survey). The Radford Survey data has been used primarily as a validation measure to ensure our executive compensation levels remain competitive.

In 2019 and 2020, our COO and human resources function reviewed our executive compensation against the Radford Survey data to ensure that our executive officer compensation is competitive and sufficient to recruit and retain our executive officers. We do not seek to benchmark our NEO compensation to any particular level. Thus, the total compensation for any one individual NEO is not determined based on any pre-set “target” percentile of market. We rely heavily on the knowledge and experience of the individuals responsible for making compensation recommendations as well as the Incentive Award Committee in determining the appropriate compensation levels for our executive officers.

Overall, based on management’s analysis of the Radford Survey data, annualized base salaries (based on salary in effect at the end of 2018) for our executive officers on average were below the 25th percentile of Radford Survey data, while total cash compensation (which included base salary and 2018 actual bonus payments) was above the 50th percentile, consistent with our pay philosophy. As discussed below under “—Elements of compensation,” this highlights our emphasis on pay for performance and at-risk compensation.

Determining compensation following this offering

Following this offering, we will be a “controlled company” within the meaning of the rules of the New York Stock Exchange, as more than 50% in voting power of our shares will be held by Mr. Wang, although our

Compensation Committee will initially be wholly composed of independent directors. We anticipate that our newly-formed Compensation Committee will review our compensation programs. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our compensation program will continue to evolve.

Elements of compensation

For our 2019 and 2020 fiscal years, our executive compensation program consisted of the following components:

•	Base salary

•	Performance-based cash compensation

•	Equity-based compensation

•	Retirement savings (401(k)) plan

•	Health and welfare benefits

•	Certain limited perquisites and other personal benefits

We combine these elements to formulate compensation packages that provide competitive pay, and further our compensation goals of retention, alignment of executive and stockholder interests and linking pay with performance.

Base salary

Our compensation philosophy with respect to base salaries is designed to keep base salaries aligned with our low margin, variable profit business model. Base salaries initially are set at the time of an NEO’s hire (including Mr. Townsend’s base salary for 2020 and Mr. O’Donnell’s base salary for 2019), and we have made increases to base salaries in the ordinary course in order to increase retention and the competitiveness of our pay.

Except in the cases of Mr. Townsend (who joined us in 2020) and Mr. O’Donnell (who joined us in 2019), the base salary levels of our NEOs for 2019 and 2020 remained at the same level as in 2018. Mr. O’Donnell’s base salary was increased in 2020 in connection with his promotion to our Chief Revenue Officer, Platform+. The base salaries in effect for 2019 and 2020 for our NEOs are as set forth below:

Name	Base Salary in Effect for 2019	Base Salary in Effect for 2020
William Wang	$425,000	$425,000
Ben Wong	$425,000	$425,000
Adam Townsend	—	$400,000
Bill Baxter	$600,000	$600,000
Michael O’Donnell	$300,000	$360,000

Cash incentives

Our NEOs are eligible to earn discretionary quarterly and annual cash bonus payments. The purpose of these cash incentives is to have a significant portion of our NEOs’ annual compensation reflect our performance. We believe that the quarterly and annual bonus payments provide a direct and measurable way to align our NEOs’ goals with our corporate objectives of linking pay with performance, increasing revenue and profit, and creating stockholder value.

Bonus amounts are recommended to and determined by the Incentive Award Committee in its discretion with reference to a variety of financial and operational metrics. While our performance is reviewed, bonus payouts are discretionary and are not formulaic. Messrs. Wang and Russell establish target bonus opportunities for each NEO (with Mr. Russell approving Mr. Wang’s opportunity). Except in the cases of Mr. Townsend (who joined us in 2020) and Mr. O’Donnell (who joined us in 2019), each NEO’s target bonus opportunity for 2019 and 2020 was set the same level as in 2018. Mr. Townsend’s target bonus opportunity for 2020 was set at the time of his hire. Mr. O’Donnell’s bonus for 2019 was guaranteed to be at least $75,000 as part of the negotiation of his initial compensation, and his 2020 cash incentive opportunity of $300,000 is split between a $100,000 quarterly bonus opportunity similar to those for the other NEOs and a $200,000 quarterly commission opportunity (which is discussed below).

Our NEO’s target bonus opportunities (expressed as percentages of their base salaries) for 2019 and 2020 are set forth in the table below:

Name	2019 Target Bonus Opportunity (% of Base Salary)	2020 Target Bonus Opportunity (% of Base Salary)
William Wang	276%	276%
Ben Wong	276%	276%
Adam Townsend	—	88%
Bill Baxter	25%	25%
Michael O’Donnell	33%	28%

Except for Mr. O’Donnell (whose entire bonus opportunity is evaluated and paid out on a quarterly basis), each NEO’s bonus opportunity consists of a portion that is evaluated and paid out on a quarterly basis and a portion that is evaluated and paid out on an annual basis. For the 2019 and 2020 bonus opportunities of our NEOs other than Messrs. Townsend and O’Donnell, approximately half of the NEO’s target bonus opportunity was allocated to the annual bonus and the remainder of the NEO’s target bonus opportunity was allocated equally to each quarterly bonus. The allocation of Mr. Townsend’s 2020 bonus opportunity of $350,000 ($150,000 to his annual bonus and the remaining $200,000 equally to his quarterly bonuses) was established through arms’ length negotiation in connection with his hire.

Target bonus opportunities represent a guideline for the aggregate target cash amount to be received by an NEO. In arriving at the target bonus opportunities, we determined an appropriate range of total cash compensation that would be competitive based on the aforementioned survey data and their own experience and knowledge of the executive market.

In determining actual quarterly bonus amounts, our COO reviews our financial performance for the most recently completed quarter and then makes a recommendation to Mr. Wang regarding the proposed bonuses for the NEOs, taking into account each NEO’s target bonus opportunity. Messrs. Wang and Russell approve the final quarterly bonuses for all of our NEOs other than Mr. Wang. Mr. Russell approves Mr. Wang’s bonus. The Incentive Award Committee retains the discretion to reduce quarterly cash bonuses if it determines our performance was below expectations.

At the completion of each fiscal year, each NEO is eligible to receive the annual portion (generally half) of such NEO’s aggregate target bonus opportunity after payment of the quarterly cash bonuses. The Incentive Award Committee retains the authority to award a discretionary bonus amount in excess of the target bonus opportunity for an NEO for the year in the case of exceptional performance. The Incentive Award Committee may in its discretion also award up to, or in excess of, an NEO’s aggregate target bonus opportunity for a given fiscal year notwithstanding the fact that performance during one or more of the preceding quarters was below expectations. Similar to the quarterly bonuses, Messrs. Wang and Russell approve the final annual bonuses for all of our NEOs other than Mr. Wang. Mr. Russell approves Mr. Wang’s annual bonus.

Bonuses are not earned until paid and eligibility to receive a bonus is contingent upon the NEO being continuously employed by us through the bonus payment date.

The amounts of quarterly and annual cash bonuses paid to our NEOs for 2019 are set forth below and expressed as a percentage of the respective NEO’s target bonus opportunity.

Name	2019 Quarterly Cash Bonuses (Q1-Q4)	2019 Annual Cash Bonus	Total Cash Bonuses as % of 2019 Target Bonus Opportunity
William Wang	$587,500	$587,500	100%
Ben Wong	$587,500	$587,500	100%
Bill Baxter	$75,000	$75,000	100%

As noted above, Mr. O’Donnell’s 2019 bonus opportunity (which was pro-rated for the portion of 2019 that he was employed by us) was guaranteed in connection with his hire, and he accordingly received quarterly cash bonuses for 2019 totaling $75,000.

The amounts of quarterly and annual cash bonuses paid to our NEOs for 2020 are set forth below and expressed as a percentage of the respective NEO’s target bonus opportunity.

Name	2020 Quarterly Cash Bonuses (Q1-Q4)	2020 Annual Cash Bonus	Total Cash Bonuses as % of 2020 Target Bonus Opportunity
William Wang	$587,500	$1,087,500	142.80%
Ben Wong	$587,500	$1,087,500	142.80%
Adam Townsend	$131,868	$99,180	66.01%
Bill Baxter	$75,000	$75,000	100%
Michael O’Donnell	$87,500	$50,000	136.41%

During the 2019 bonus review process, in addition to the quarterly and annual bonuses described above, the Incentive Award Committee approved the following additional discretionary bonuses to our NEOs: $600,000 for Mr. Wang, $600,000 for Mr. Wong, and $75,000 for Mr. Baxter. The amounts of these additional bonuses were based upon these NEOs’ target bonus opportunities for 2017, which the NEOs did not receive due to certain operational challenges experienced by the Company. The additional bonuses were intended to recognize these NEOs’ efforts in successfully addressing these operational challenges and improving the Company’s competitive position.

In 2020, we provided Mr. O’Donnell a commission opportunity (referred to as the 2020 Cash Incentive Plan) for each quarter in 2020 based on our Platform+ net revenue during such quarter equal to (1) 0.50% of such revenue up to 124.99% of the quarterly revenue target, (2) 0.75% of such revenue between 125% and 149.99% of the quarterly revenue target, (3) 1.00% of such revenue between 150% and 174.99% of the quarterly revenue target, (4) 1.25% of such revenue between 175% and 199.99% of the quarterly revenue target and (5) 1.50% of such revenue equal to or greater than 200% of the quarterly revenue target. The quarterly revenue targets were $6 million for the first quarter, $10 million for the second quarter, $11 million for the third quarter, and $15 million for the fourth quarter. Based on our Platform+ net revenue during 2020, Mr. O’Donnell received the following quarterly commissions for 2020: $29,721.73 for the first quarter, $50,323.25 for the second quarter, $242,742.04 for the third quarter, and $618,195.90 for the fourth quarter.

Equity incentive program

Our compensation program includes equity incentives that have been designed to reward our employees for the Company’s long-term financial performance and enhancement of stockholder value through stock price appreciation, to attract, motivate and encourage retention of employees, to align the interests of our employees with the creation of stockholder value by creating long-term employee interest and an “ownership mentality” in our growth and stock price value, so that their efforts reflect the perspective of our stockholders and promote our long-term success. The equity incentives have primarily been in the form of stock options, but we have also granted a limited number of restricted stock awards (RSAs) to certain employees.

2019 Awards

In October 2019, the Incentive Award Committee approved the grant to Mr. O’Donnell of an option to purchase 360,000 shares and an RSA covering 72,000 shares, as shown in the table below under our 2017 Incentive Award Plan (2017 Plan).

Name	Type of Award	Grant Date	Number of Shares Subject to Award	Exercise Price of Option Award	Grant Date Fair Value of Award(1)
Michael O’Donnell	Option	10/8/19	360,000	$5.40	$710,000
Michael O’Donnell	RSA	10/8/19	72,000	—	$388,160

(1)

These amounts reflect the grant date fair value calculated in accordance with ASC 718 on the basis of the fair market value of the underlying awards on the respective grant dates and without any adjustment for estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 14, “Stock-Based Compensation,” to our audited financial statements. The amount shown for the option award also reflects the grant date fair value of a corresponding dividend equivalent that was granted concurrently with the option.

In accordance with the terms of the 2017 Plan, Mr. O’Donnell’s option vests in equal annual installments over a four-year period, subject to Mr. O’Donnell’s continued service. Mr. O’Donnell’s RSA vests, if an initial public offering of the Company’s common stock occurs within seven years after the date of grant (referred to as the IPO Deadline), in equal annual installments over a four-year period, subject to Mr. O’Donnell’s continued service. Except as described in the following sentence, no portion of the RSA will vest until such an initial public offering occurs. The RSA will fully vest upon the occurrence of any of the following prior to the IPO Deadline: (1) a termination of Mr. O’Donnell’s service due to his death or disability, (2) an involuntary termination of Mr. O’Donnell’s service by the Company without cause or his resignation for good reason, subject to his execution of a release of claims, or (3) a change in control. If an initial public offering of the Company’s common stock does not occur by the IPO Deadline, the RSA will be forfeited without any portion vesting.

The Incentive Award Committee also approved the grant of dividend equivalents in tandem with Mr. O’Donnell’s awards. The dividend equivalents provide Mr. O’Donnell the right to receive the equivalent value of any dividends on shares of Class A common stock with payment dates during the period between the date the awards were granted and the date the awards vest, are exercised, or expire.

Messrs. Wang, Wong, and Baxter did not receive any equity awards in 2019.

2020 Awards

In December 2020, in consideration of their leadership, experience, expertise, and past and expected future contributions and in order to further align their interests with the interests of our stockholders and our corporate strategies, business, and financial objectives, the Incentive Award Committee approved the grant to Messrs. Townsend, Wong, and O’Donnell of options and restricted stock units (RSUs) under our 2017 Plan, as shown in the table below. In determining the size of these awards, the Incentive Award Committee reviewed factors such as these NEOs’ positions, responsibilities, and current and former equity holdings.

Name	Type of Award	Grant Date	Number of Shares Subject to Award	Exercise Price of Option Award	Grant Date Fair Value of Award(1)
Ben Wong	Option	12/31/20	468,000	$8.55	$1,402,960
Ben Wong	RSU	12/31/20	1,472,940	—	$12,585,454
Adam Townsend	Option	12/31/20	369,000	$8.55	$1,106,180
Adam Townsend	RSU	12/31/20	441,000	—	$3,768,100
Michael O’Donnell	Option	12/31/20	34,020	$8.55	$101,984
Michael O’Donnell	Option	12/31/20	360,000	$8.55	$1,079,200
Michael O’Donnell	RSU	12/31/20	19,980	—	$170,718

(1)

These amounts reflect the grant date fair value calculated in accordance with ASC 718 on the basis of the fair market value of the underlying awards on the respective grant dates and without any adjustment for estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 14, “Stock-Based Compensation,” to our audited financial statements. The amount shown for each award also reflects the grant date fair value of a corresponding dividend equivalent that was granted concurrently with the award.

The Incentive Award Committee also approved the grant of dividend equivalents in tandem with the awards granted to Messrs. Townsend, Wong, and O’Donnell in 2020. The dividend equivalents provide these NEOs the right to receive the equivalent value of any dividends on shares of Class A common stock with payment dates during the period between the date the awards were granted and the date the awards vest, are exercised, or expire.

Vesting of Mr. Townsend’s 2020 Awards

Mr. Townsend’s option vests in equal annual installments over a four-year period, subject to his continued service.

Mr. Townsend’s RSUs vest when both a service-based requirement and a liquidity event requirement have been satisfied. The service-based requirement will be satisfied in equal annual installments over a four-year period, subject to Mr. Townsend’s continued service. The liquidity event requirement will be satisfied upon the earliest of the following events, subject to his continued service through the date of that event: (i) the later of (A) the 90th day following an underwritten public offering of the Company’s securities or (B) the expiration of the market standoff period following such underwritten public offering, (ii) the 90th day following a direct listing or direct placement of our common stock in a publicly traded exchange, or (iii) immediately prior to a change in control in which the consideration received by holders of our capital stock is cash, marketable securities registered under the Securities Act, or a combination of both. In addition, if the market standoff period expires with respect to less than all of the shares that were subject to the market standoff period, the liquidity event requirement will be satisfied only to the extent that, immediately following that partial expiration of the market standoff period, Mr. Townsend is able to sell the shares of our common stock that would be issued in settlement of his RSUs that vest upon that partial expiration, subject to his continued service through the date of the partial expiration.

Vesting of Mr. O’Donnell’s 2020 Awards

Mr. O’Donnell’s RSUs have similar terms as Mr. Townsend’s RSUs, vesting when both a service-based requirement and a liquidity event requirement have been satisfied.

Mr. O’Donnell’s option to purchase 34,020 shares has vesting terms similar to those of Mr. Townsend’s option. Mr. O’Donnell’s option to purchase 360,000 shares vests when both a performance-based requirement and a liquidity event requirement have been satisfied. The liquidity event requirement for this option is similar to the liquidity event requirement for Mr. Townsend’s RSUs. The performance-based requirement will be satisfied based on the annual net revenue and net revenue growth from the Platform+ business (as compared to such annual net revenue in the previous year) in each of 2021, 2022, 2023, and 2024, subject to his continued service through the date such growth is determined by the administrator of the 2017 Plan, as follows:

•	as to 12.5% of the option if the Platform+ annual net revenue growth for 2021 is at least 50%;

•	as to 12.5% of the option if the Platform+ annual net revenue growth for 2021 is at least 100%;

•	as to 12.5% of the option if the Platform+ annual net revenue growth for 2022 is at least 50%;

•	as to 12.5% of the option if the Platform+ annual net revenue growth for 2022 is at least 100%;

•	as to 12.5% of the option if the Platform+ annual net revenue growth for 2023 is at least 25%;

•	as to 12.5% of the option if the Platform+ annual net revenue growth for 2023 is at least 50%;

•	as to 12.5% of the option if the Platform+ annual net revenue growth for 2024 is at least 25%; and

•	as to 12.5% of the option if the Platform+ annual net revenue growth for 2024 is at least 50%.

Vesting of Mr. Wong’s 2020 Awards

Mr. Wong’s RSU and option awards vest in equal quarterly installments over a one-year period, subject to his continued service.

2021 Awards

On February 11, 2021, we granted equity awards to our executive officers under our 2017 Plan as follows: Mr. Wang received an award of 1,309,500 RSUs, Mr. Wong received an award of 3,685,500 RSUs and Mr. Townsend received an option to purchase 180,000 shares of our Class A common stock. Messrs. Wong and Wang’s RSU awards were granted in recognition of their outstanding past performance, and Mr. Wong’s RSU award was also intended to provide additional retention incentives. In determining the size of the awards to Messrs. Wang and Wong, we reviewed factors such as these NEOs’ positions, responsibilities and current and former equity holdings. Mr. Townsend’s option was granted in satisfaction of the promise in his employment offer letter with us (which was entered into in connection with his hire) that he would receive such option upon the completion of an initial public offering. We decided to grant this option before the completion of this offering in recognition of his outstanding performance. The RSUs granted to Messrs. Wang and Wong are scheduled to vest with respect to 25% of the underlying shares on each of the three, six, nine and twelve month anniversaries of the grant date. The option granted to Mr. Townsend is scheduled to vest with respect to 25% of the shares subject to the option on each of the four anniversaries of the grant date, subject to the satisfaction of a liquidity event requirement with similar terms as the liquidity event requirement for Mr. Townsend’s RSUs, as described above.

In August 2015, we entered into new employment agreements with each of Messrs. Wang and Wong in connection with an anticipated initial public offering, which was not completed. Pursuant to Mr. Wang’s employment agreement with us, upon the completion of this offering, he will become entitled to receive (1) an option and (2) an RSA. Pursuant to Mr. Wong’s employment agreement with us, upon the completion of this offering, he will become entitled to receive (1) an option and (2) an RSA. These equity award grants were established through arms’ length negotiation of the terms of the employment agreements.

Limited perquisites

We provide limited perquisites to three of our NEOs, Messrs. Wang, Wong, and O’Donnell, in the form of private club memberships and related meals and incidentals, as reported in “—Compensation Tables—Summary Compensation Table.” In deciding to provide these perquisites, our board of directors determined that such perquisites were reasonable because (1) they would provide significant potential business and economic benefits to us through access to the facilities of the club for meetings and other gatherings pertaining to our business and to entertain potential and existing customers and (2) membership in the club is limited to individuals and not available directly for businesses or entities.

Other than the foregoing, we do not provide any perquisites to any of our NEOs.

Employment agreements

We have entered into employment agreements with Messrs. Wang and Wong and employment offer letters with Messrs. Townsend and O’Donnell. Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with each of our NEOs, which will supersede any existing employment agreement or employment offer letter between the NEO and us. Each NEO’s confirmatory employment letter is expected to have no specific term and provide that the NEO is an at-will employee.

Severance and change in control benefits

Under the terms of our 2007 Incentive Award Plan (2007 Plan), if a change in control (as defined in the 2007 Plan) occurs and a participant’s outstanding equity awards granted under the 2007 Plan are not assumed, continued, converted or substituted by the successor entity, such equity awards will become fully vested and exercisable, unless otherwise provided in any applicable agreement with the participant.

We have entered into change in control and severance agreements with our NEOs, which supersede any prior agreement or arrangement the NEOs may have had with us that provides for severance and/or change in control payments or benefits. The severance and/or change in control benefits under these employment agreements and change in control and severance agreements are described below under “—Compensation Tables—Potential Payments Upon Termination or Change-in-Control.”

Other benefits

Our NEOs are eligible to participate in our standard benefit plans on the same terms as all other U.S.-based employees, which include: health insurance, life and disability insurance, and our 401(k) plan participation. We subsidized a portion of each employee’s insurance premiums and provided matching contributions to the 401(k) plan accounts of all eligible employees in 2019 and 2020.

Tax considerations

Section 162(m) of the Code

Generally, Section 162(m) of the Internal Revenue Code (referred to as the Code) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for its chief executive officer and certain other highly compensated current and former executive officers. As we are not currently publicly traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Following this offering, we expect that our Compensation Committee, in approving the amount and form of compensation for our NEOs in the future, will consider all elements of the cost to our company of providing compensation to our executive officers, including the potential impact of Section 162(m). However, our Compensation Committee may, in its judgment, authorize compensation payments that exceed the deductibility limit imposed by Section 162(m) when it believes that such payments are appropriate.

Section 409A of the Code

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities and penalty taxes and interest on their vested compensation under such plans. Accordingly, we generally intend to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our NEOs, with the intent that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting standards

ASC Topic 718, Compensation—Stock Compensation (ASC Topic 718) requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options and restricted stock under our equity incentive award plans are accounted for under ASC Topic 718. The Incentive Committee has historically considered and our Compensation Committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation Risk Assessment

Our management team plays a role in evaluating and mitigating any risk that may exist relating to our compensation plans, practices and policies for all employees, including our NEOs. In connection with this offering, management performed an assessment of our compensation plans and practices and concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on our business. The objective of the assessment was to identify any compensation plans or practices that may encourage employees to take unnecessary risk that could threaten our business. No such plans or practices were identified. The risk assessment process included, among other things, a review of our cash and equity incentive-based compensation plans to ensure that they are aligned with our performance goals and the overall compensation to ensure an appropriate balance between fixed and variable pay components and between short- and long-term incentives.

Compensation Tables

Summary Compensation Table

The following table shows the compensation awarded, paid to or earned by each of our NEOs for services rendered in all capacities to us, and our subsidiaries, for the years ended December 31, 2019 and 2020.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
William Wang	2020	$425,000	$1,675,000	—	—	—	$61,377	$2,161,377
Founder, Chairman and Chief Executive Officer	2019	$425,000	$1,175,000	—	—	—	$64,774	$1,664,774

Ben Wong	2020	$425,000	$1,675,000	$12,585,454	$1,402,960	—	$40,666	$16,129,080
President and Chief Operating Officer	2019	$425,000	$1,175,000	—	—	—	$46,096	$1,646,096

Adam Townsend(6)	2020	$261,538	$231,048	$3,768,100	$1,106,180	—	$5,700	$5,372,566
Chief Financial Officer

Bill Baxter	2020	$600,000	$150,000	—	—	—	$8,305	$758,305
Chief Technology Officer	2019	$600,000	$150,000	—	—	—	$4,200	$754,200

Michael O’Donnell(7)	2020	$360,000	$137,500	$170,718	$1,181,184	$940,983	$10,586	$2,800,971
Chief Revenue Officer, Platform+ (Senior Vice President, Platform Business in 2019)	2019	$99,231	$75,000	$388,160	$710,000	—	—	$1,272,391

(1)

Amounts reflect quarterly and annual bonus amounts awarded for 2019 and 2020, as applicable, to each of the NEOs. Bonus amounts for 2019 exclude discretionary bonuses in the amounts of $600,000 for each of Mr. Wang and Mr. Wong and $75,000 for Mr. Baxter related to these NEOs’ target bonus opportunities for 2017 described above under “—Elements of compensation—Cash incentives.”

(2)

These amounts reflect the grant date fair value calculated in accordance with ASC 718 on the basis of the fair market value of the underlying awards on the respective grant dates and without any adjustment for estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 14, “Stock-Based Compensation,” to our audited financial statements. The awards in 2020 were awards of RSUs and the award in 2019 for Mr. O’Donnell was an RSA. The amounts shown for the RSUs awarded to the NEOs also reflect the grant date fair value of a corresponding dividend equivalent that was granted concurrently with each RSU.

(3)

These amounts reflect the grant date fair value calculated in accordance with ASC 718 on the basis of the fair market value of the underlying awards on the respective grant dates and without any adjustment for estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 14, “Stock-Based Compensation,” to our audited financial statements. The amounts shown also reflect the grant date fair value of a corresponding dividend equivalent that was granted concurrently with the option.

(4)

Amounts reported under Non-Equity Incentive Plan Compensation for 2020 represent the cash incentive payouts to Mr. O’Donnell under his 2020 Cash Incentive Award described above under “—Compensation Discussion and Analysis—Elements of compensation—Cash incentives.”

(5)

Amounts reported under All Other Compensation consist of (i) for 2019, the payment of private club memberships and related meals and incidentals for Mr. Wang and Mr. Wong of $60,574 and $41,896, respectively, and company contributions to each of Mr. Wang, Mr. Wong and Mr. Baxter’s 401(k) retirement plan accounts in the amount of $4,200, and (ii) for 2020, (a) the payment of private club memberships and related meals and incidentals for Mr. Wang, Mr. Wong and Mr. O’Donnell of $55,677, $32,361 and $4,886, respectively, (b) expected company contributions to each of Mr. Wang, Mr. Wong, Mr. Baxter, Mr. O’Donnell and Mr. Townsend’s 401(k) retirement plan accounts in the amount of $5,700 and (c) the cash value service anniversary gifts of $2,605 to each of Mr. Wong and Mr. Baxter.

(6)	Mr. Townsend joined us in May 2020, and therefore his salary and bonus amount set forth in the table above were prorated for the portion of 2020 in which he was employed with us.
(7)	Mr. O’Donnell joined us in September 2019, and therefore his salary and bonus amount set forth in the table above for 2019 were prorated for the portion of 2019 in which he was employed with us.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards under our 2017 Plan to our NEOs during 2020. In connection with each option and RSU award granted under our 2017 Plan, we have awarded a dividend equivalent, as described below in “—Dividend equivalents.” No dividends were paid in 2019 on our Class A common stock.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Target ($)(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
William Wang	—	—	—	—	—	—

Ben Wong	12/31/2020	—	1,472,940	—	—	12,585,454
	12/31/2020	—		468,000	8.55	1,402,960

Adam Townsend	12/31/2020	—	441,000	—	—	3,768,100
	12/31/2020	—		369,000	8.55	1,106,180

Bill Baxter	—	—	—	—	—	—

Michael O’Donnell		210,000	—	—	—	—
	12/31/2020	—	19,980	—	—	170,718
	12/31/2020	—	—	394,020	8.55	1,181,184

(1)

This amount reflects the target payout of cash incentive compensation to Mr. O’Donnell under his 2020 Cash Incentive Plan. There is no threshold or maximum amount under such award. The actual amounts paid are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table and the award is described further in “—Compensation Discussion and Analysis—Elements of compensation—Cash incentives.”

(2)	Reflects the award of RSUs for such NEO as described in the section titled “—Compensation Discussion and Analysis—Elements of compensation—Equity incentive program.”
(3)

These amounts reflect the grant date fair value calculated in accordance with ASC 718 on the basis of the fair market value of the underlying awards on the respective grant dates and without any adjustment for estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 14, “Stock-Based Compensation,” to our audited financial statements. The amounts shown for the options and RSUs awarded to the NEOs also reflect the grant date fair value of a corresponding dividend equivalent that was granted concurrently with each option and RSU.

Outstanding Equity Awards at December 31, 2020

			Option Awards						Stock Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(1)
William Wang	—	—	—		—		—	—	—		—

Ben Wong	12/31/2020	12/31/2020	—		468,000	(3)	$8.55	12/31/2030	—		—
	12/31/2020	12/31/2020	—		—		—	—	1,472,940	(3)	$12,585,454
	12/29/2017	5/7/2017	1,363,500		454,500	(4)	$2.89	12/29/2027	—		—
	3/26/2014	3/26/2014	315,000	(2)	—		$1.35	3/26/2024	—		—

Adam Townsend	12/31/2020	5/4/2020	—		369,000	(4)	$8.55	12/31/2030	—		—
	12/31/2020	5/4/2020	—		—		—	—	441,000	(5)	$3,768,100

Bill Baxter	12/29/2017	5/7/2017	1,022,625		340,875	(4)	$2.89	12/29/2027	—		—
	12/29/2017	5/7/2017	—		—		—	—	454,500	(6)	$3,883,450
	5/21/2015	1/1/2015	90,000	(2)	—		$2.00	5/21/2025	—		—

Michael O’Donnell	12/31/2020	6/29/2020	—		34,020	(4)	$8.55	12/31/2030	—		—
	12/31/2020	12/31/2020	—		360,000	(7)	$8.55	12/31/2030	—		—
	12/31/2020	6/29/2020	—		—		—	—	19,980	(5)	$170,718
	10/8/2019	9/3/2019	90,000		270,000	(4)	$5.40	10/8/2029	—		—
	10/8/2019	—	—		—		—	—	72,000	(6)	$615,200

(1)

This amount reflects the fair value of our Class A common stock of $76.90 as of December 31, 2020 (the determination of the fair value by our board of directors as of the most proximate date, prior to giving effect to the Forward Stock Split) multiplied by the amount shown in the column for the number of shares or units that have not vested, and then divided by nine to adjust for the Forward Stock Split.

(2)	This option is fully vested.
(3)	This award vests with respect to 25% of the underlying shares on the three, six, nine, and twelve month anniversaries of the vesting commencement date.
(4)

The option vest as to 25% of the underlying shares on each of the four anniversaries of the vesting commencement date, subject to the holder’s continued service. Mr. Wong’s unvested options will fully vest upon a change in control.

(5)

These RSUs vest when both a service-based requirement and a liquidity event requirement have been satisfied. The service-based requirement will be satisfied in equal annual installments over a four-year period, subject to Mr. Townsend’s or Mr. O’Donnell’s continued service, as applicable. The liquidity event requirement will be satisfied upon the earliest of the following events, subject to Mr. Townsend’s or Mr. O’Donnell’s continued service, as applicable, through the date of that event: (i) the later of (A) the 90th day following an underwritten public offering of the Company’s securities or (B) the expiration of the market standoff period following such underwritten public offering, (ii) the 90th day following a direct listing or direct placement of our common stock in a publicly traded exchange, or (iii) immediately prior to a change in control in which the consideration received by holders of our capital stock is cash, marketable securities registered under the Securities Act, or a combination of both. In addition, if the market standoff period expires with respect to less than all of the shares that were subject to the market standoff period, the liquidity event requirement will be satisfied only to the extent that, immediately following that partial expiration of the market standoff period, Mr. Townsend or Mr. O’Donnell, as applicable, is able to sell the shares of our common stock that would be issued in settlement of his respective RSUs that vest upon that partial expiration, subject to his continued service through the date of the partial expiration.

(6)

The RSA vests, if an initial public offering of our common stock occurs within seven years after the date of grant (the IPO Deadline), in equal annual installments over a four year period starting on the vesting commencement date subject to the holder’s continued service. Except as described in the following sentence, no portion of the RSA will vest until such an initial public offering occurs. Mr. Baxter’s RSA will fully vest upon the occurrence of either of the following events prior to the IPO Deadline: (1) a termination of his service due to death or disability or (2) a change in control. Mr. O’Donnell’s RSA will fully vest upon the occurrence of any of the following events prior to the IPO Deadline: (1) a termination of his service due to his death or disability, (2) an involuntary termination of his service by us without cause or his resignation for good reason, subject to his execution of a release of claims, or (3) a change in control. If an initial public offering of the Company’s common stock does not occur by the IPO Deadline, the RSA will be forfeited without any portion vesting.

(7)

The shares subject to this option vest and becomes exercisable when both a performance-based requirement and a liquidity event requirement have been satisfied, provided that the recipient remains a service provider upon the date of determination of satisfaction of such requirement. The performance-based requirement will be satisfied based on the annual net revenue growth from the Platform+ business in each of 2021, 2022, 2023 and 2024, as to an incremental 12.5% of the option if the Platform+ annual net revenue growth: (i) for 2021 is at least 50%; (ii) for 2021 is at least 100%; (iii) for 2022 is at least 50%; (iv) for 2022 is at least 100%; (v) for 2023 is at least 25%; (v) for 2023 is at least 50%; (vi) for 2024 is at least 25%; and (vii) for 2024 is at least 50%. The liquidity event requirement will be satisfied on the expiration in full of the lock-up agreement described in the section titled “Shares Eligible for Future Sale.”

Potential Payments Upon Termination or Change-in-Control

Employment Agreements

Each of the employment agreements with Messrs. Wang and Wong provides that in the event the applicable NEO’s employment is terminated without “cause” or the NEO resigns for “good reason” (each as defined in their respective employment agreement), subject to the NEO’s execution and effectiveness of a general release of claims against us, the NEO will be entitled to a lump sum payment equal to 12 months of base salary and payment or reimbursement of COBRA premiums for 12 months. If the applicable NEO’s employment is terminated without “cause” or the NEO resigns for “good reason” within 18 months following a change in control (the Change in Control Period), subject to the NEO’s execution and effectiveness of a general release of claims against us, the NEO would instead be entitled to a lump sum payment equal to 18 months of base salary plus 1.5 times the NEO’s target bonus opportunity and payment or reimbursement of COBRA premiums for 12 months.

Each employment agreement also provides that immediately prior to a change in control that occurs while the applicable NEO is employed with us, the NEO’s stock options, restricted stock and other Company equity awards will become fully vested and exercisable.

Each employment agreement provides that in the event that the payments described above would, if paid, be excess parachute payments subject to the excise tax under Section 4999 (the Excise Tax) of the Code, then the payments will be reduced to the extent necessary so that no portion of the payments is subject to the Excise Tax, but only if the net after-tax amount of the reduced payments is greater than the net after-tax amount of the payments without such reduction.

Change in Control and Severance Agreements

We have entered into a change in control and severance agreement with each of our NEOs, which agreements provide for certain severance and change in control benefits as described below. Each change in control and severance agreement supersedes any prior agreement or arrangement the NEO may have had with us that provides for severance and/or change in control payments or benefits.

If an NEO’s employment is terminated outside the period beginning 3 months before a change in control and ending 18 months following that change in control (the Change in Control Period) either (1) by the Company or any of its subsidiaries (the Company Group) without “cause” (excluding by reason of death or disability) or (2) by the NEO for “good reason” (as such terms are defined in the NEO’s change in control and severance agreement), the NEO will receive the following benefits if he or she timely signs and does not revoke a release of claims in our favor:

•

a lump-sum payment equal to the NEO’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction) for a period of (i) in the case of Messrs. Wang and Wong, 12 months, and (ii) in the case of each other NEO, 2 weeks for each year that the NEO has been employed by any member of the Company Group as of the date of the NEO’s termination of employment (with a minimum period of 6 months and a maximum period of 9 months); and

•

payment of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA), for the NEO and the NEO’s eligible dependents, if any, for up to a period of (i) in the case of Messrs. Wang and Wong, 12 months, or (ii) in the case of each other NEO, the number of months of annual base salary that the NEO is entitled to receive under the previous bullet (rounded up to the nearest whole month), or in each case, taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate or be subject to an excise tax under applicable law.

If, within the Change in Control Period, the NEO’s employment is terminated either (1) by the Company (or any of its subsidiaries) without cause (excluding by reason of death or disability) or (2) by the NEO for good reason, the NEO will receive the following benefits if the NEO timely signs and does not revoke a release of claims in our favor:

•

a lump-sum payment equal to 12 months (or in the case of Messrs. Wang and Wong, 18 months) of the executive’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction) or if greater, at the level in effect immediately prior to the change in control);

•	a lump-sum payment equal to 100% (or in the case of Messrs. Wang and Wong, 150%) of the NEO’s target annual bonus as in effect for the fiscal year in which such termination occurs;

•

payment of premiums for coverage under COBRA for the NEO and the NEO’s eligible dependents, if any, for up to 12 months (or in the case of Messrs. Wang and Wong, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate or be subject to an excise tax under applicable law; and

•

accelerated vesting and exercisability as to 100% of the then-unvested shares subject to all outstanding equity awards and, in the case of an equity award with performance-based vesting, all performance goals and other vesting criteria generally will be deemed achieved at the greater of actual achievement (if determinable) or 100% of target levels.

If any of the amounts provided for under these change in control and severance agreements or otherwise payable to our NEOs would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, the NEO would be entitled to receive either full payment of benefits under his or her change in control or severance agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the NEO. The change in control and severance agreements do not require us to provide any tax gross-up payments.

Under each NEO’s change in control and severance agreement, “cause” means the NEO has:

•	been convicted of or pled guilty or no contest to a felony under federal or state law, or of a misdemeanor involving fraud, moral turpitude or embezzlement;

•

committed an intentional act of fraud, embezzlement, theft, dishonesty or any intentional material violation of law that occurs during or in the course of employment with any Company Group member, including any material violation of any securities law, which has or may reasonably be expected to result in economic or financial injury, or have a material adverse effect upon, any Company Group member;

•

intentionally disclosed confidential or proprietary information of any Company Group member contrary to the Employment Agreement, the Employee Proprietary Information and Inventions Agreement (the EPIIA), or the policies of any Company Group member or in breach of any nondisclosure or confidentiality agreement between any Company Group member and the Executive;

•	breached the Executive’s material obligations under the Employment Agreement or the EPIIA;

•	intentionally engaged in any competitive activity that would constitute a breach of obligations under the Employment Agreement or the EPIIA;

•	intentionally breached any of the material written policies of any Company Group member, including but not limited to its Code of Conduct and Employee Handbook;

•	failed to substantially perform the lawful duties and responsibilities for the applicable Company Group member under the Employment Agreement (other than as a result of incapacity due to physical or mental illness, or any such actual or anticipated failure after the Executive’s issuance of a notice of termination for good reason); or

•	willfully engaged in conduct that is demonstrably and materially injurious to any Company Group member, monetarily or otherwise;

provided, however, in the case of the third through eighth bullets above, the NEO will have received written demand from the applicable Company Group member or our board of directors for substantial performance, which specifically identifies the conduct giving rise to the “cause” and the NEO will have not cured the same within 30 business days of the NEO’s receipt of such notice (or, if able to be cured and the cure reasonably requires longer than 30 business days, then within such longer reasonable period, provided the NEO promptly undertakes action to cure and diligently pursues the same until cured), provided, however, with respect to subsequent identical or substantially similar failures, the right to cure will only extend to the first such failure. In Mr. Wang’s case, the termination of his employment will not be deemed to be for “cause” unless and until there has been delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds of the entire membership of our board of directors at a meeting of our board of directors called and held for such purpose (after reasonable notice is provided to Mr. Wang and he is given an opportunity, together with his counsel, to be heard before our board of directors), finding that, in the good faith opinion of our board of directors, Mr. Wang is guilty of any of the conduct above, and specifying the particulars thereof in detail.

Under each NEO’s change in control and severance agreement, “good reason” means the termination of the NEO’s employment with any Company Group member by the NEO after the occurrence of one or more of the following events without the NEO’s express written consent:

•

the material reduction, without the NEO’s consent, in the NEO’s base salary (other than a reduction in base salary implemented as part of a decrease of base compensation of all officers of the applicable Company Group member, and then by no greater percentage as the percentage decrease in the base compensation of all such officers);

•

the material diminution, without the NEO’s consent, of the NEO’s authority, duties, responsibilities, or title (other than a temporary suspension of authority, duties or responsibilities due to the NEO’s illness or disability, or an investigation of misconduct), or the assignment to the NEO, without the consent of the NEO, of any duties materially inconsistent with the NEO’s position, authority, duties or responsibilities (including status, offices, titles and reporting requirements);

•	the applicable Company Group member’s material breach of the NEO’s employment agreement;

•

the failure of any successor to the Company (whether by merger, acquisition, consolidation, reorganization or otherwise) to assume, upon the successor becoming such, the obligations of the Company hereunder; and/or

•	a material change in the geographic location of the NEO’s principal place of employment to a location more than 50 miles from the Company’s Irvine, California offices.

For purposes of interpreting the second bullet above, following a change in control, the NEO will have experienced a material diminution in his or her “authority, duties or responsibilities” if he or she does not serve in the capacity with titles and offices of the ultimate parent entity that are comparable to those set forth in the NEO’s employment agreement and his or her duties or authority is not customary for that position (or an equivalent position, and the duties and authority customary for that position).

The NEO’s resignation will only constitute a resignation for good reason under the NEO’s change in control and severance agreement if (x) the NEO provides the Company with a written notice of termination within 60 days following the initial existence of the action or event that the NEO believes gives rise to good reason, (y) the applicable Company Group member has failed to cure the same within 30 business days of its receipt of such notice (or, if able to be cured and the cure reasonably requires longer than 30 business days, then within such longer reasonable period, provided the applicable Company Group member promptly undertakes action to cure and diligently pursues the same until cured), and (z) the date of termination occurs no later than 110 days after the later of (a) the initial occurrence of the action or event constituting good reason or (b) the date on which the NEO learns or reasonably should have learned of such action or event (but in no event later than 2 years after the initial occurrence of the action or event constituting good reason). The applicable Company Group member may relieve the NEO of some or all of his or her authority, duties and responsibilities during any notice period, and such relief will not serve as a basis for the NEO to claim “good reason.”

2007 Plan

In the event that a change in control of us (as described more fully under “Equity Incentive Plans—2007 Incentive Award Plan”) occurs and a participant’s outstanding awards granted under the 2007 Plan are not continued, converted, assumed or replaced by us or our successor, such awards will become fully vested and exercisable immediately prior to the consummation of such change in control, unless the applicable award agreements provide otherwise.

Equity Awards

The RSA granted to Mr. Baxter in December 2017 will fully vest upon the occurrence of either of the following events prior to the IPO Deadline: (1) a termination of his service due to death or disability or (2) a change in control. The RSA granted to Mr. O’Donnell in October 2019 will fully vest upon the occurrence of any of the following events prior to the IPO Deadline: (1) a termination of his service due to his death or disability, (2) an involuntary termination of his service by us without cause or his resignation for good reason, subject to his execution of a release of claims, or (3) a change in control. If an initial public offering of the Company’s common stock does not occur by the IPO Deadline, the RSAs will be forfeited without any portion vesting.

Each of the RSU awards granted to Messrs. Townsend and O’Donnell in December 2020 vest when both a service-based requirement and a liquidity event requirement have been satisfied, and each of the options granted to Mr. O’Donnell in December 2020 vests when both a performance-based requirement and a liquidity event requirement have been satisfied. The liquidity event requirement for these awards will be satisfied upon the occurrence of certain events, including a change in control in which the consideration received by holders of our capital stock is cash, marketable securities registered under the Securities Act, or a combination of both.

The following table summarizes the payments that would be made to our NEOs upon the occurrence of a qualifying termination of employment or change in control, assuming that each NEO’s termination of employment with us, or a change in control, occurred on December 31, 2020, as applicable. Amounts shown do not include (i) accrued but unpaid salary through the date of termination and (ii) other benefits earned or accrued by the NEO during his employment that are available to all salaried employees, such as accrued vacation.

Name Trigger Event	Base Salary	Target Bonus	Value of Equity Award Acceleration(1)	Health and Welfare Benefits	Total Value
William Wang
Involuntary Termination Not in Connection with a Change in Control	$425,000	—	—	$27,854	$452,854
Involuntary Termination in Connection with a Change in Control	$637,500	$1,759,500	—	$27,854	$2,424,854
Ben Wong
Change in Control	—	—	$15,155,399	—	$15,155,399
Involuntary Termination Not in Connection with a Change in Control	$425,000	—	—	$27,854	$452,854
Involuntary Termination in Connection with a Change in Control	$637,500	$1,759,500	—	$27,854	$2,424,854
Bill Baxter
Change in Control	—	—	$3,883,450	—	$3,883,450
Termination Due to Death or Disability	—	—	$3,883,450	—	$3,883,450
Michael O’Donnell
Change in Control	—	—	$615,200	—	$615,200
Termination Due to Death or Disability	—	—	$615,200	—	$615,200
Involuntary Termination Not in Connection with a Change in Control	—	—	$615,200	—	$615,200

(1)

The value of an accelerated equity award was calculated by multiplying (x) the number of shares covered by the portion of the equity award subject to acceleration by (y) the fair market value of a share of our Class A common stock on December 31, 2020 ($76.90, prior to giving effect to the Forward Stock Split) (and in the case of an option, minus the per share exercise price of the option), with such total then divided by nine to adjust for the Forward Stock Split.

Employee Benefit and Stock Plans

2017 Incentive Award Plan

Our board of directors adopted, and our stockholders approved, the 2017 Incentive Award Plan (2017 Plan). The 2017 Plan provides for the grant of incentive stock options (ISOs), nonstatutory stock options (NSOs), stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), dividend equivalents and other stock-based awards to eligible employees, directors and consultants. As of December 31, 2020, the following awards remained outstanding under the 2017 Plan: (i) options to purchase a total of 14,542,173 shares of our Class A common stock at a weighted average exercise price per share of $4.37, (ii) restricted stock awards covering a total of 1,415,700 shares of our Class A common stock, and (iii) RSUs covering a total of 2,034,972 shares of our Class A common stock.

We have adopted, and our stockholders have approved, an amendment and restatement of our 2017 Plan, which became effective on the business day immediately prior to the date of this prospectus. The following summary describes the principal features of the 2017 Plan immediately following such amendment and restatement.

Authorized shares

The number of shares of our Class A common stock reserved for issuance pursuant to our 2017 Plan is the total of (i) 24,446,502 shares, (ii) the number of shares that, as of the date the 2017 Plan was originally adopted by our board of directors, were available for issuance under the 2007 Plan, plus (iii) the number of shares subject to awards outstanding under the 2007 Plan as of the date the 2017 Plan was originally adopted by our board of directors, that on or after that date, are forfeited or otherwise terminate or expire for any reason without the issuance of shares to the holders of the awards, with the maximum number of shares of our Class A common stock to be added to the 2017 Plan under clauses (ii) and (iii) equal to 40,520,655 shares. The number of shares available for issuance under our 2017 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the least of:

•	26,500,000 shares;

•	5% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine no later than the last day of the immediately preceding fiscal year.

If any shares subject to an award are forfeited or expire, is surrendered through an exchange program, or such award is settled for cash (in whole or in part) (including shares of restricted stock repurchased by us at the same price paid by the participant due to the failure to vest), the shares subject to the award will, to the extent of such forfeiture, expiration or cash settlement, again be available for future grants of awards under the 2017 Plan. In addition, the following shares will again be available for future grants of awards under the 2017 Plan: (i) shares tendered by a participant or withheld by us in payment of the exercise price of an option; and (ii) shares tendered by the participant or withheld by us to satisfy any tax withholding obligation with respect to an award. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not reduce the number of shares available for issuance under the 2017 Plan. However, no shares may again be optioned, granted or awarded if such action would cause an option granted as an ISO to fail to qualify as an ISO under Section 422 of the Internal Revenue Code.

Administration

Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2017 Plan, except that the full board of directors, acting by a majority of its members in office, will conduct the general administration of the 2017 Plan with respect to awards granted to non-employee directors. In addition, if we determine it is desirable to qualify transactions under our 2017 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3.

The administrator will have the power to (i) interpret the 2017 Plan, all programs adopted by the administrator pursuant to the 2017 Plan containing the terms and conditions intended to govern a specified type of award granted under the 2017 Plan (Programs) and award agreements; (ii) adopt such rules for the administration, interpretation and application of the 2017 Plan and any Program as are not inconsistent with the 2017 Plan; (iii) interpret, amend or revoke any such rules; (iv) amend any Program or award agreement, provided that the rights or obligations of the holder of the award that is the subject of any such Program or award agreement are not materially adversely affected by such amendment, unless the consent of the holder is obtained or such amendment is otherwise permitted under the 2017 Plan; (v) determine the fair market value of our common stock; (vi) designate eligible individuals to receive awards; (vii) determine the type or types of awards to be granted to each eligible individual; (viii) determine the number of awards to be granted and the number of shares to which an award will relate; (ix) determine the terms and conditions of any award granted pursuant to the 2017 Plan; (x) institute and determine the terms and conditions of an exchange program through which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and/or different terms), awards of a different type, and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is increased or reduced; (xi) determine whether, to what extent, and under what circumstances an award may be settled in, or the exercise price of an award may be paid in cash, shares, other awards, or other property, or an award may be canceled, forfeited or surrendered; (xii) prescribe the form of each award agreement, which need not be identical for each holder; (xiii) decide all other matters that must be determined in connection with an award; (xiv) establish, adopt or revise any Programs, rules and regulations as it may deem necessary or advisable to administer the 2017 Plan; (xv) interpret the terms of, and any matter arising pursuant to, the 2017 Plan, any Program or any award agreement; (xvi) allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award; (xvii) make all other decisions and determinations that may be required pursuant to the 2017 Plan or as the administrator deems necessary or advisable to administer the 2017 Plan; and (xviii) accelerate wholly or partially the vesting or lapse of restrictions of any award or portion thereof at any time after the grant of an award.

In addition, in order to comply with the laws in countries other than the United States in which we or our subsidiaries operate or have employees, non-employee directors or consultants, or in order to comply with the requirements of any foreign securities exchange or other applicable law, the administrator will have the power and authority to (i) determine which subsidiaries will be covered by the 2017 Plan; (ii) determine which eligible individuals outside the United States are eligible to participate in the 2017 Plan; (iii) modify the terms and conditions of any award granted to eligible individuals outside the United States to comply with applicable law; (iv) subject to the share limits described above, establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; and (v) take any action, before or after an award is made, that the administrator deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.

Eligibility

Awards other than ISOs may be granted to any of our employees or consultants, employees or consultants of any of our parents or subsidiaries or to any member of our board of directors. Only our employees or employees of any of our parents or subsidiaries may be granted ISOs.

Stock options

Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. The 2017 Plan provides for the grant of ISOs under the federal tax laws or NSOs. ISOs may be granted only to employees, and NSOs may be granted to employees, directors or consultants. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). The exercise price of options will be determined by the administrator, provided that the exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. After a participant’s termination of service, the vested portion of a participant’s option will remain exercisable for the period of time specified in his or her award agreement. In the absence of a specified time in an award agreement, the vested portion of an option will (i) expire immediately upon a termination for cause (as defined in the 2017 Plan), (ii) remain exercisable for 12 months following a termination due to death or disability, or (iii) remain exercisable for 3 months following a termination for any other reason. In addition, an award agreement may provide for an extension of the option post-termination exercise period if the participant’s service is terminated for reasons other than his or her death or disability and the exercise of the option following the termination of the participant’s service would result in liability under Section 16(b) of the Exchange Act or would violate the registration requirements under the Securities Act. An option, however, may not be exercised later than the expiration of its term.

Stock appreciation rights

The 2017 Plan provides that we may issue SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Each SAR will be governed by a stock appreciation right agreement and may be granted in connection with stock options or other awards, or separately. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions. After a participant’s termination of service, the same rules relating to the exercise of options will apply to the participant’s SAR.

Restricted stock and restricted stock units

The 2017 Plan provides that we may issue restricted stock awards and RSUs. Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. Holders of restricted stock, unlike recipients of other equity awards, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

Dividend equivalents

The 2017 Plan provides that dividend equivalents may be awarded to eligible employees, consultants or directors. Dividend equivalents represent the right to receive the equivalent value of the dividends, if any, per share paid by us on shares of Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted (or such other date determined by the administrator) and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Other stock-based awards

Other stock -based awards may include a stock bonus award, performance award or incentive award that is paid in cash, shares or a combination of both, which may include deferred stock, deferred stock units, stock payments and performance awards. The administrator determines the terms and conditions of each other stock-based award, including the term of the award, any exercise or purchase price, performance goals, transfer restrictions, vesting conditions and other terms and conditions, which will be provided in the applicable award agreement. Other stock-based awards may be available as a form of payment in the settlement of other awards granted under the 2017 Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement and/or as payment in lieu of compensation to which an eligible employee, director or consultant is otherwise entitled.

Outside directors

All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2017 Plan. In order to provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2017 Plan provides that in any given fiscal year, an outside director will not be granted cash compensation and equity awards with an aggregate value greater than $500,000, with the value of each equity award based on its grant date fair value as determined according to GAAP for purposes of this limit. Any cash compensation paid or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Transferability

Awards are transferable only by will and the laws of descent and distribution, or to the extent authorized by the administrator, to certain permitted transferees, including members of the participant’s immediate family. The participant may also designate one or more beneficiaries in the event of death on a designated form provided by the administrator.

Changes in capitalization; corporate transactions

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting our stock or the share price of our stock other than an equity restructuring, the administrator may make equitable adjustments to (i) the number and kind of shares subject to outstanding awards, the grant or exercise price of outstanding awards, and the terms and conditions of outstanding awards and (ii) the number and kind of shares that may be issued under the 2017 Plan.

In the event of a change in control (as defined in the 2017 Plan), any transaction or event described in the previous paragraph, or any unusual or nonrecurring transactions or events affecting us or any of our subsidiaries, any financial statements of ours or our subsidiaries, or of changes in applicable laws or applicable accounting standards, the administrator has broad discretion to take action under the 2017 Plan to prevent the dilution or enlargement of intended benefits and to facilitate such transactions or events, including providing for the cash-out, assumption, substitution, accelerated vesting or termination of awards.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the administrator will make equitable adjustments to the 2017 Plan and outstanding awards.

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction, and to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Claw-back provisions

The administrator may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. All awards (including any proceeds, gains, or other economic benefit actually or constructively received by a participant upon any receipt or exercise of any award or upon the receipt or resale of any shares underlying the award) will be subject to the provisions of any claw-back policy implemented by us. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award (including any proceeds, gains, or other economic benefit actually or constructively received by a participant upon any receipt or exercise of any award or upon the receipt or resale of any shares underlying an award) according to the terms of such clawback policy or in order to comply with applicable laws.

Amendment; termination

Our board of directors has the authority to amend or terminate our 2017 Plan, but no such action may materially impair the rights of any participant without the consent of the participant, unless the participant’s award expressly permits such action. Our board of directors will obtain shareholder approval of any amendment necessary to comply with applicable laws. Our 2017 Plan will continue until terminated by our board of directors, but (i) no ISO may be granted after the tenth anniversary of the earlier of the date the amendment and restatement of the 2017 Plan is adopted by our board of directors or the date the amendment and restatement of the 2017 Plan is approved by our stockholders and (ii) the automatic annual increases to the number of shares available for issuance under our 2017 Plan will operate only until the tenth anniversary of the earlier of the date the amendment and restatement of the 2017 Plan is adopted by our board of directors or the date the amendment and restatement of the 2017 Plan is approved by our stockholders.

2007 Incentive Award Plan

Our board of directors adopted, and our stockholders approved, our 2007 Incentive Award Plan (2007 Plan). Our 2007 Plan was terminated in connection with our adoption of our 2017 Plan. However, any outstanding awards granted under the 2007 Plan remain outstanding, subject to the terms of our 2007 Plan and award agreements, until such outstanding awards vest and are exercised (as applicable) or until they terminate or expire by their terms. The material terms of the 2007 Plan are summarized below.

The 2007 Plan provided for the grant of ISOs, NSOs, SARs, restricted stock, RSUs, dividend equivalents and stock payment awards. As of December 31, 2020, the following awards remained outstanding and subject to the terms of our 2007 Plan: (i) options to purchase a total of 1,874,250 shares of our Class A common stock at a weighted average exercise price per share of $2.57 and (ii) 4,995,000 shares of our Class A common stock subject to restricted stock awards that were forfeited subsequent to December 31, 2020.

Administration

Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2007 Plan and the awards granted under it, including the power to (i) accelerate or waive any forfeiture restrictions or restrictions on exercisability of an award; (ii) determine whether, to what extent, and under what circumstances an award may be settled in, or the exercise price of an award may be paid in, cash, shares of our common stock, other awards, or other property, or an award may be canceled, forfeited or surrendered; (iii) decide all matters that must be determined in connection with an award; (iv) establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the 2007 Plan; (v) modify the terms and conditions of any award granted to an individual outside the United States to comply with applicable foreign laws; (vi) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable to comply with applicable foreign laws; (vii) interpret the terms of, and any matter arising pursuant to, the 2007 Plan or any award agreement; and (viii) make all other decisions and determinations that may be required under the 2007 Plan or as the administrator deems necessary or advisable to administer the 2007 Plan. Our board of directors may modify outstanding awards under the 2007 Plan but must obtain the consent of any participant adversely affected by any such modification. The administrator’s interpretation of the 2007 Plan, any awards granted under the 2007 Plan, or any award agreement, and all decisions and determinations by the administrator with respect to the 2007 Plan, are final, binding and conclusive on all persons.

Stock options

The exercise price of options was determined by the administrator, provided that the exercise price of an ISO granted to an individual who owned stock representing more than 10% of the voting power of all classes of our capital stock or that of any parent or subsidiary of ours could not be less than 110% of the fair market value per share of our Class A common stock on the date of grant. Shares subject to options under the 2007 Plan generally vest in a series of installments over an optionee’s period of service. No stock option award could have a term of more than ten years from the date of grant, and in the case of an ISO granted to an individual who owned stock representing more than 10% of the voting power of all classes of our capital stock or that of any parent or subsidiary of ours, the term of the ISO could be no more than five years from the date of grant. After a participant’s termination of service, the participant’s option will remain exercisable for the period of time specified in his or her award agreement.

Restricted stock

Shares of restricted stock remain forfeitable or subject to our repurchase right unless and until specified conditions are met. The conditions may be based on continuing service, the attainment of performance goals and/or such other conditions as the administrator determined. Holders of restricted stock, unlike recipients of options, have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

Transferability

Awards are transferable only by will and the laws of descent and distribution, or to the extent authorized by the administrator, to certain permitted transferees, including members of the participant’s immediate family. The participant may also designate one or more beneficiaries in the event of death in the manner determined by the administrator.

Adjustments; change in control

In the event of any stock dividend, stock split, reverse stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, reclassification, distribution of assets (other than normal cash dividends), or any other corporate event affecting our Class A common stock, the administrator will equitably adjust the number and kind of shares subject to outstanding awards, the grant or exercise price of outstanding awards and terms and conditions of outstanding awards.

In the event of any transaction or event described in the previous paragraph or any unusual or nonrecurring transactions or events affecting us or any of our affiliates or any of our or our affiliates’ financial statements (such as a change in control (as defined in the 2007 Plan)), or of changes in applicable laws, regulations or accounting principles, and whenever the administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the 2007 Plan or with respect to any award under the 2007 Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles, the administrator, in its discretion and on such terms and conditions as it deems appropriate, either by amendment of the terms of any outstanding Awards or by action taken prior to the occurrence of such transaction or event and either automatically or upon the participant’s request, may take any one or more of the following actions:

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provide for either (A) termination of any such award in exchange for an amount of cash and/or other property equal to the amount that would have been received upon the exercise of such award or realization of the participant’s rights, if any, or (B) the replacement of such award with other rights or property selected by the administrator in its discretion;

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provide that such award will be assumed by the successor or survivor entity (or its subsidiary) or substituted for by similar awards covering the stock of the successor or survivor entity (or its subsidiary), with appropriate adjustments as to the number and kind of shares and prices;

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provide that any repurchase rights (or forfeiture restrictions) in our favor with respect to such award are assigned to the successor or survivor corporation (or its subsidiary) or otherwise continued, with appropriate adjustments as to the number and kind of shares and prices;

•	make adjustments in the number and type of shares (or other securities or property) subject to outstanding awards and/or in the terms and conditions of (including the grant or exercise price);

•	provide that such award will be exercisable or payable or fully vested with respect to all underlying shares; and

•	provide that the award cannot vest, be exercised or become payable after such event.

If a change in control occurs and a participant’s awards are not continued, converted, assumed or replaced, such awards will become fully exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such awards will lapse immediately prior to such change in control, unless otherwise provided in any applicable agreement with the participant.

Amendment

Our board of directors may amend the 2007 Plan. We will obtain stockholder approval of any amendment to the extent necessary to comply with applicable law. No amendment of the 2007 Plan may adversely affect in any material way any outstanding award without the prior written consent of the participant.

2021 Employee Stock Purchase Plan

We have adopted, and our stockholders have approved, our ESPP. Our ESPP became effective on the business day immediately prior to the date of this prospectus. We believe that allowing our employees to participate in our ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals.

Authorized Shares

A total of 1,800,000 shares of our Class A common stock are available for sale under our ESPP. The number of shares of our Class A common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the least of:

•	5,400,000 shares;

•	1% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

Administration

We expect that the compensation committee of our board of directors will administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries and affiliates as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP, and establish procedures that it deems necessary or advisable for the administration of the ESPP, such as adopting such rules, procedures, sub-plans, and appendices to subscription agreements as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations will be final and binding on all participants to the full extent permitted by law.

Eligibility

Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of our Class A common stock under our ESPP if such employee:

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immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

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holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.

Offering Periods

Our ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP will provide for consecutive 6-month offering periods. The offering periods will be scheduled to start on the first trading day on or after May 16 and November 16 of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the last trading day on or before November 15, 2021 and the second offering period will commence on the first trading day on or after November 16, 2021.

Contributions

Our ESPP will permit participants to purchase shares of our Class A common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 10% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for commissions, incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, during an offering period, a participant may make a one-time decrease (but not increase) to the rate of his or her contributions to 0%.

Exercise of Purchase Right

Amounts contributed and accumulated by the participant will be used to purchase shares of our Class A common stock at the end of each offering period. A participant may purchase a maximum of 1,000 shares of our Class A common stock during an offering period. The per share purchase price of the shares will be 85% of the lower of the fair market value of a share of our Class A common stock on the first trading day of the offering period or on the exercise date. If the fair market value of a share of our common stock on the exercise date is less than the fair market value of a share of our common stock on the first trading day of the offering period, then all participants in the offering period automatically will be withdrawn from the offering period immediately after the exercise of all options outstanding as of such exercise date and automatically will be re-enrolled in the immediately following offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our Class A common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability

A participant will not be permitted to transfer contributions credited to his or her account or rights granted under our ESPP (other than by will, the laws of descent and distribution or as otherwise provided under our ESPP).

Merger or Change in Control

Our ESPP will provide that in the event of a merger or change in control, as defined under our ESPP, a successor corporation (or a parent or subsidiary of the successor corporation) may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period with respect to which the purchase right relates will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination

The administrator will have the authority to amend, suspend or terminate our ESPP. Our ESPP automatically will terminate in 2041, unless we terminate it sooner.

Executive Incentive Compensation Plan

Our board of directors has adopted our Executive Incentive Compensation Plan, or our Incentive Compensation Plan. The Incentive Compensation Plan will be administered by our board of directors or a committee appointed by our board of directors. Unless and until our board of directors determines otherwise, our compensation committee will be the administrator of the Incentive Compensation Plan. The Incentive Compensation Plan allows the administrator to provide cash incentive awards to selected employees, including our NEOs, determined by the administrator, based upon attainment of performance goals established by the administrator. The administrator, in its sole discretion, will establish a target award for each participant under the Incentive Compensation Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period, a fixed dollar amount, or such other amount or based on such other formula or factors as the administrator determines.

Under the Incentive Compensation Plan, the administrator will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. As determined by the administrator, the performance goals may be based on generally accepted accounting principles, or GAAP, or non-GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of actual awards under the Incentive Compensation Plan when determining whether the performance goals have been met. The goals may be on the basis of any factors the administrator determines relevant, such as on an individual, divisional, portfolio, project, business unit, segment or company-wide basis. Any criteria used may be measured on such basis as the administrator determines. The performance goals may differ from participant to participant and from award to award. The administrator also may determine that a target award or a portion thereof will not have a performance goal associated with it but instead will be granted (if at all) in the compensation committee’s sole discretion.

The administrator may, in its sole discretion and at any time before payment of an award, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool. The actual award may be below, at or above a participant’s target award, as determined by the administrator. The administrator may determine the amount of any increase, reduction or elimination based on such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will generally be paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by the administrator. The administrator has the right, in its sole discretion, to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as the administrator determines in its sole discretion. Unless otherwise determined by the administrator, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the actual award is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but no later than the dates set forth in the Incentive Compensation Plan.

All awards under our Incentive Compensation Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that we are required to adopt under applicable law. In addition, the administrator may specify when providing for an award that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of any accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received with respect to an award earned or accrued under certain circumstances.

The administrator will have the authority to amend or terminate the Incentive Compensation Plan provided such action does not alter or impair the existing rights of any participant with respect to any earned actual award without the participant’s consent. The Incentive Compensation Plan will remain in effect until terminated in accordance with the terms of the Incentive Compensation Plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table indicates information as of February 28, 2021, regarding the beneficial ownership of our common stock, and as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering, for:

•	each person, or group or affiliated persons, whom we know beneficially owns more than 5% of our shares of our outstanding Class A common stock or Class B common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

We have based our calculation of the percentage of beneficial ownership prior to this offering and prior to the Class B Stock Exchange on 176,152,248 shares of our Class A common stock and no shares of our Class B common stock or Class C common stock outstanding as of February 28, 2021, after giving effect to the consummation of the Reorganization Transaction and the Series A Conversion. We have based our calculation of the percentage of beneficial ownership and voting power prior to this offering on 77,519,223 shares of our Class A common stock, 98,633,025 shares of our Class B common stock and no shares of our Class C common stock outstanding as of February 28, 2021, after giving effect to the Reorganization Transaction, the Series A Conversion, and the Class B Stock Exchange.

We have based our calculation of the percentage of beneficial ownership and voting power after this offering on the foregoing numbers of shares after adjusting for sales by us and the selling stockholders in our initial public offering, resulting in a total of (i) 85,079,223 shares of our Class A common stock, 98,633,025 shares of our Class B common stock, and no shares of our Class C common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares from the selling stockholders and (ii) 85,446,537 shares of our Class A common stock, 98,265,711 shares of our Class B common stock and no shares of our Class C common stock outstanding, assuming full exercise by the underwriters of their over-allotment option from the selling stockholders. Our calculations do not give effect to the forfeiture of certain shares of our Class A common stock for the purpose of satisfying withholding taxes due upon the vesting of 944,775 shares of Class A common stock subject to restricted stock awards in connection with this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Shares subject to options that are exercisable and shares of restricted stock that vest within 60 days following February 28, 2021 are deemed to be outstanding and beneficially owned by the holder thereof for the purpose of computing share and percentage ownership of that holder, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. Except as otherwise set forth below, the address of the beneficial owner is c/o VIZIO Holding Corp., 39 Tesla, Irvine, California 92618.

	Beneficial Ownership Prior to the Class B Stock Exchange		Beneficial Ownership Prior to this Offering and After the Class B Stock Exchange				% of Total Voting Power Before the Offering	Shares of Class A Being Offered (No Option Exercise)	Beneficial Ownership After this Offering (No Option Exercise)				% of Total Voting Power After the Offering (No Option Exercise)	Shares of Class A Being Offered Pursuant to Option Exercise	Beneficial Ownership After this Offering (Full Option Exercise)				% of Total Voting Power After the Offering (Full Option Exercise)
Name of Beneficial Owner	Class A		Class A		Class B				Class A		Class B				Class A		Class B
	Shares	%	Shares	%	Shares	%			Shares	%	Shares	%			Shares	%	Shares	%
5% Stockholders
AmTRAN Technology Co. Ltd.(1)	15,157,800	8.6%	15,157,800	19.6%	—	—	1.4%	581,535	14,576,265	17.1%	—	—	1.4%	174,465	14,401,800	16.9%	—	—	1.3%
Entities affiliated with Q-Run Holdings Ltd.(2)	15,157,800	8.6%	15,157,800	19.6%	—	—	1.4%	582,993	14,574,807	17.1%	—	—	1.4%	174,897	14,399,910	16.9%	—	—	1.3%
Entities affiliated with V-TW Holdings, LLC(3)	14,066,100	8.0%	14,066,100	18.1%	—	—	1.3%	1,346,139	12,719,961	15.0%	—	—	1.2%	403,842	12,316,119	14.4%	—	—	1.2%
Innolux Corporation(4)	8,347,068	4.7%	8,347,068	10.8%	—	—	*	—	8,347,068	9.8%	—	—	*	—	8,347,068	9.8%	—	—	*
Entities affiliated with Foxconn Assembly Holding Corporation(5)	4,637,259	2.6%	4,637,259	6.0%	—	—	*	178,362	4,458,897	5.2%	—	—	*	53,505	4,405,392	5.2%	—	—	*
Entities affiliated with LTC Group Ltd(6)	3,934,575	2.2%	3,934,575	5.1%	—	—	*	151,326	3,783,249	4.4%	—	—	*	45,405	3,737,844	4.4%	—	—	*
Officers and Directors														—
William Wang(7)	98,633,025	56.0%	—	—	98,633,025	100%	92.7%	—	—	—	98,633,025	100%	92.1%	367,314	—	—	98,265,711	100%	92.0%
Ben Wong(8)	2,195,100	1.2%	2,195,100	2.8%	—	—	*	152,839	2,042,261	2.4%	—	—	*	97,161	1,945,100	2.2%	—	—	*
Adam Townsend	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bill Baxter(9)	1,567,134	*	1,567,134	2.0%	—	—	*	103,842	1,463,292	1.7%	—	—	*	31,158	1,432,134	1.7%	—	—	*
Michael O’Donnell(10)	162,000	*	162,000	*	—	—	*	—	162,000	*	—	—	*	—	162,000	*	—	—	*
S.C. Huang	190,800	*	190,800	*	—	—	*	—	190,800	*	—	—	*	—	190,800	*	—	—	*
John R. Burbank	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
David Russell(11)	4,381,776	2.5%	4,381,776	5.7%	—	—	*	265,014	4,116,762	4.8%	—	—	*	91,386	4,025,376	4.7%	—	—	*
Julia Gouw	—	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—
All executive officers and directors as a group (9 persons)(12)	107,129,835	60.8%	8,496,810	10.9%	98,633,025	100%	93.5%	521,695	7,975,115	9.3%	98,633,025	100%	92.8%	587,019	7,755,410	9.0%	98,265,711	100%	92.7%
Other Selling Stockholders:
LaLaynia Newsome(13)	1,943,379	1.1%	1,943,379	2.5%	—	—	*	558,090	1,385,289	1.6%	—	—	*	167,418	1,217,871	1.4%	—	—	*
Paul Wang(14)	1,017,450	*	1,017,450	1.3%	—	—	*	69,228	948,222	1.1%	—	—	*	20,772	927,450	1.1%	—	—	*
Jeffrey Schindler(15)	1,080,549	*	1,080,549	1.4%	—	—	*	41,562	1,038,987	1.2%	—	—	*	12,465	1,026,522	1.2%	—	—	*
Kimberly Kline	944,262	*	944,262	1.2%	—	—	*	217,908	726,354	*	—	—	*	65,367	660,987	*	—	—	*
Entities affiliated with Snowdown Merchandise Corporation(16)	655,650	*	655,650	*	—	—	*	152,307	503,343	*	—	—	*	45,693	457,650	*	—	—	*
Jerry Huang(17)	526,509	*	526,509	*	—	—	*	26,307	500,202	*	—	—	*	7,893	492,309	*	—	—	*
Yao Pei Hua	346,149	*	346,149	*	—	—	*	13,311	332,838	*	—	—	*	3,996	328,842	*	—	—	*
Solomon Chan(18)	334,629	*	334,629	*	—	—	*	24,228	310,401	*	—	—	*	7,272	303,129	*	—	—	*
Certain Operations Employees(19)	509,328	*	509,328	*	—	—	*	177,237	332,091	*	—	—	*	53,163	278,928	*	—	—	*
Certain Product and Customer Service Employees(19)	465,075	*	465,075	*	—	—	*	38,079	426,996	*	—	—	*	11,421	415,575	*	—	—	*
Certain Former Employees and Consultants(19)	347,175	*	347,175	*	—	—	*	9,693	337,482	*	—	—	*	2,907	334,575	*	—	—	*

*	Represents beneficial ownership or voting power of less than one percent (1%).
(1)	The address for AmTRAN Technology Co. Ltd. is 17F, No. 268, Lian Chen Rd., Jhonghe City, Taipei County, Taiwan, R.O.C.
(2)

Q-Run Holdings Ltd. is a wholly-owned subsidiary of Foxconn Technology Co., Ltd. The address for Q-Run Holdings Ltd. is 15F, No. 207, Sec. 3, Peishin Rd., Shindian City, 23143, Taipei County, Taiwan, R.O.C. The address for Foxconn Technology Co., Ltd. is No 66-1, Chung-Shan Road, Taipei, Tucheng, 236 Taiwan, R.O.C.

(3)

Avalon Capital Group II, LLC is the manager and Tdub Trust is the majority member of V-TW Holdings, LLC. Theodore W. Waitt is the trustee of Tdub Trust and has voting and dispositive control over Avalon Capital Group II, LLC. Each of Mr. Waitt, Avalon Capital Group, II LLC and Tdub Trust may be deemed to have voting and dispositive control with respect to the shares held by V-TW Holdings, LLC. In addition, American Endowment Foundation, a minority member of V-TW Holdings, LLC, has the right to direct the manager to vote or dispose of its pro rata portion of the shares held by V-TW Holdings. The address of Mr. Waitt, Avalon Capital Group, II LLC and Tdub Trust is 801 River Drive, North Sioux City, SD 57049.

(4)	The address for Innolux Corporation is No. 160, Kesyue Rd. Jhunan Science Park, Miaoli County 350, Taiwan, R.O.C.
(5)

Foxconn Assembly Holding Corporation is a subsidiary of Hon Hai Precision Industry Co., Ltd. The address for Hon Hai Precision Industry Co., Ltd. and Foxconn Assembly Holding Corporation is 2 Tzu Yu Street, Tucheng City, Taipei Hsien, Taiwan, R.O.C.

(6)	LTC Group Ltd is a wholly owned subsidiary of LITE ON Technology Corporation. The address for Lite On Corporation and LTC Group Ltd. is 21 F, 392 Ruey Kuang Road, Neihu, Taipei, Taiwan, R.O.C.
(7)

Consists of (i) 873,000 shares of Class B common stock held by Mr. Wang; (ii) 65,143,449 shares of Class B common stock held by The William W. Wang Separate Property Trust, of which the trustee is Mr. Wang; (iii) 6,300,000 shares of Class B common stock held by the W. Wang 2021 GRAT, dated February 22, 2021, of which the trustee is Mr. Wang; and (iv) 2,563,605 shares held by 2015 W. Wang GRAT, of which the trustee is Mr. Wang. The reported shares also include an aggregate of 23,752,971 shares of Class B common stock held by (A) the 2009 S. Wang GRAT, of which the trustee is Mr. Wang’s sister; (B) the 2009 W. Wang GRAT, of which the trustee is Mr. Wang’s sister; (C) the 2015 S. Wang GRAT, of which the trustee is Mr. Wang’s spouse; (D) the Wang Family Trust, of which the trustees are Mr. Wang and his spouse; (E) the Wang Insurance Trust, of which the trustee is Mr. Wang’s sister; and (F) the Wang Insurance Trust #2, of which the trustee is Mr. Wang’s spouse (the trusts in (A)-(F) are referred to as the Affiliated Trusts). Mr. Wang has entered into voting agreements with respect to the 23,752,971 shares held by the Affiliated Trusts, pursuant to which Mr. Wang will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by the Affiliated Trusts at his discretion on all matters to be voted upon by stockholders. All of the shares of Class A common stock being offered, including those being offered pursuant to the underwriters’ option to purchase additional shares, are being offered by The William W. Wang Separate Property Trust.

(8)

Consists of (i) 516,600 shares of Class A common stock held by Mr. Wong and (ii) 1,678,500 shares of Class A common stock subject to stock options that are exercisable within 60 days of February 28, 2021.

(9)

Consists of (i) 454,500 shares of restricted Class A common stock held by Mr. Baxter that will vest upon the completion of this offering and (ii) 1,112,634 shares of Class A common stock subject to stock options that are exercisable within 60 days of February 28, 2021.

(10)

Consists of (i) 72,000 shares of restricted Class A common stock held by Mr. O’Donnell that will vest upon the completion of this offering and (ii) 90,000 shares of Class A common stock subject to stock options that are exercisable within 60 days of February 28, 2021.

(11)

Consists of (i) 39,150 shares of Class A common stock held by Mr. Russell; (ii) 4,072,626 shares of Class A common stock held by T-Russ-D, LLC, a limited liability company held in a trust of which Mr. Russell is trustee; and (iii) 270,000 shares of Class A common stock held by the David E. Russell Grantor Retained Annuity Trust, for which Mr. Russell is trustee.

(12)

Consists of (i) 5,615,676 shares of Class A common stock and 98,633,025 shares of Class B common stock beneficially owned by our executive officers and directors and (ii) 2,881,134 shares of Class A common stock subject to stock options exercisable within 60 days of February 28, 2021.

(13)

Consists of (i) 1,813,779 shares of Class A common stock held by Ms. Newsome and (ii) 129,600 shares of Class A common stock subject to stock options that are exercisable within 60 days of February 28, 2021. Ms. Newsome is our Chief Sales Officer, Devices.

(14)

Consists of (i) 983,700 shares of Class A common stock held by Mr. Wang and (ii) 33,750 shares of Class A common stock subject to stock options that are exercisable within 60 days of February 28, 2021. Mr. Wang is our Director, Facilities and is the brother of William Wang, our Founder, Chairman and Chief Executive Officer.

(15)

Consists of (i) 950,949 shares of Class A common stock held by Mr. Schindler and (ii) 129,600 shares of Class A common stock subject to stock options that are exercisable within 60 days of February 28, 2021. Mr. Schindler is our SVP, Supply Management.

(16)

Snowdown Merchandise Corporation is a subsidiary of Kwong Lung Enterprise Co., Ltd. The address for Kwong Lung Enterprise Co., Ltd and Snowdown Merchandise Corporation is 16th Fl. No. 105, Tun-Hwa S. Rd., Sec. 2, Taipei, Taiwan, R.O.C.

(17)

Consists of (i) 102,150 shares of Class A common stock held by Mr. Huang and (ii) 424,359 shares of Class A common stock subject to stock options that are exercisable within 60 days of February 28, 2021. Mr. Huang is our SVP, General Counsel and Corporate Secretary.

(18)

Consists of (i) 315,054 shares of Class A common stock held by Mr. Chan and (ii) 19,575 shares of Class A common stock subject to stock options that are exercisable within 60 days of February 28, 2021. Mr. Chan is our Senior Director, Finance.

(19)

Consists of selling stockholders not otherwise listed in this table who within the groups indicated collectively own less than 1% of our Class A common stock. Includes the number of shares that such selling stockholders have the right to acquire pursuant to options that may be exercised within 60 days of February 28, 2021.

RELATED PARTY TRANSACTIONS

Since January 1, 2018, there has not been, nor is there any proposed transaction where (i) we were or will be a party, (ii) in which the amount involved exceeded or will exceed $120,000 and (iii) in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation agreements and other agreements and transactions which are described in “Management” and the transactions described below.

Corporate Reorganization

On March 12, 2021, we completed an internal restructuring, which we refer to in this prospectus as the Reorganization Transaction. Pursuant to the Reorganization Transaction, California VIZIO became a wholly-owned subsidiary of Parent, and the holders of equity interests in California VIZIO became stockholders of Parent. Please read “Prospectus Summary—Corporate Information” for additional information.

Lease of Headquarter Premises

In January 2007, we entered into a lease agreement with Spyglass Tesla, LLC to lease the premises located at 39 Tesla, Irvine, California, 92618, which is one of the two buildings in our current headquarters. As of December 31, 2020, (i) we are a 12.5% owner in Spyglass Tesla, LLC, (ii) William Wang, our Founder, Chairman and Chief Executive Officer, and his brother, Paul Wang, an employee, collectively own 43.75% of Spyglass Tesla, LLC through an entity they both equally own, and (iii) AmTRAN Technology Co., Ltd. (AmTRAN), a holder of more than 5% of our Class A common stock, is a 43.75% owner of Spyglass Tesla, LLC. Our lease with Spyglass Tesla, LLC is a triple-net lease that obligates us to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. The total rent paid by us to Spyglass Tesla, LLC for 2018, 2019 and 2020 was $0.6 million, $0.7 million and $0.7 million, respectively. As of December 31, 2020, our annual base rent payment is $0.7 million and increases by 4% on February 1 of each year. Our lease is set to expire on January 31, 2022, and we will have the option to extend the lease for one additional term of five years pursuant to the terms of the lease agreement, which we anticipate exercising. Spyglass Tesla, LLC also paid Paul Wang a property management fee of $56,558 in 2020.

Supply Arrangements with Stockholders

We contract with certain of our stockholders to manufacture some of our products. Specifically, we have product supply agreements for the purchase of televisions and other consumer electronics with Innolux Corporation (Innolux) and Competition Team Technology US (CTTUS), an affiliate of Hon Hai Precision Industry Co., Ltd. (Hon Hai), which does business as Foxconn Technology Group (Foxconn). Innolux is a holder of more than 5% of our Class A common stock, and entities affiliated with Hon Hai and Foxconn are holders of more than 5% of our Class A common stock. Our product supply agreements with Innolux and Foxconn outline the terms of product delivery as well as distribution and marketing rights that we have upon the purchase of branded products for distribution throughout North America. Each of these supply agreements has a one-year term, with automatic renewals for additional one year terms unless otherwise terminated.

In addition, in connection with the purchase by Innolux and Foxconn of shares of our Class A common stock in June 2018, we entered into strategic cooperation agreements with each of Innolux and Sakai Display Products (Sakai), an affiliate of Foxconn, pursuant to which Innolux and Sakai agreed to certain business terms with respect to the manufacture, supply and promotion of our television and display products, and we agreed to issue to Innolux and Foxconn warrants to purchase shares of our Class A common stock with an aggregate value of $15.0 million at an exercise price of $5.40 per share subject to Innolux and Sakai collectively meeting certain milestones. These warrants were issued in December 2019 and expired unexercised in 2020.

We previously contracted with AmTRAN for the manufacture of our televisions and other consumer electronics pursuant to a product supply agreement, which we originally entered into in January 2012. As of November 2020, we have terminated our supply relationship with AmTRAN. See “—Settlement Agreement” below for more information. For the years ended December 31, 2018, 2019 and 2020, we purchased televisions and other consumer electronics from (i) Innolux for $166.3 million, $622.2 million and $687.7 million, respectively, (ii) CTTUS for $285.5 million, $170.1 million and $122.1 million, respectively, and (iii) AmTRAN for $166.7 million, $125.9 million and $17.9 million, respectively. In addition to our supply agreements with Innolux and CTTUS, we also source inventory from other unrelated third-party manufacturers as part of our diversification strategy.

Settlement Agreement

In November 2020, we entered into a settlement agreement with AmTRAN and one of its subsidiaries. AmTRAN is a holder of more than 5% of our Class A common stock. The settlement agreement was made to resolve a disagreement related to our prior supply agreement with AmTRAN and an ancillary security agreement with its subsidiary. Pursuant to the settlement agreement, we agreed, among other things, to pay AmTRAN approximately $8.2 million and to dismiss an action that we had filed against AmTRAN in the Superior Court of the State of California arising from the supply agreement. AmTRAN agreed that its security agreement would be null and void and to terminate with prejudice any UCC financing statements relating to that security agreement. AmTRAN further agreed to pay to a third party outstanding fees owed by it for intellectual property licenses related to the manufacturing of our devices. Both parties also agreed that we would collectively retain a reserve of approximately $4.0 million for payment of, among other things, any future settlements and/or fees and costs to defend against license, royalty, infringement or other claims attributable directly or indirectly to devices manufactured by AmTRAN that we had purchased from it prior to December 31, 2022. We have agreed to pay AmTRAN on December 31, 2022 the lesser of (i) 50% of the remaining balance of the reserve or (ii) approximately $2.0 million, with the balance of the reserve being retained by us.

Securities Purchase Agreements

In June 2018, we sold (i) 4,637,259 shares of our Class A common stock at a price of $5.39 per share, for an aggregate purchase price of $25.0 million, to AFE, Inc. (AFE), which subsequently transferred the shares to Foxconn Assembly Holding Corporation, a holder of more than 5% of our Class A common stock and a subsidiary of Hon Hai and (ii) 8,347,068 shares of our Class A common stock at a price of $5.39 per share, for an aggregate purchase price of $45.0 million, to Innolux. Under the securities purchase agreements pursuant to which we sold Foxconn and Innolux the shares of Class A common stock, we agreed, among other things, that Foxconn is entitled to designate a member of our board of directors in the event that a member of our board of directors is no longer designated by Q-Run Holdings Ltd., a holder of more than 5% of our Class A common stock and a wholly-owned subsidiary of Foxconn Technology Co. Ltd., which is a minority-owned subsidiary of Hon Hai, pursuant to the shareholders’ agreement described below, that William Wang will continue in his role as our key executive, and that we will deliver to Innolux and Foxconn certain financial information.

Shareholders’ Agreement

We are party to our shareholders’ agreement, dated as of September 15, 2008, as amended, by and among us and certain of our stockholders, including each of our officers and directors who holds shares of our capital stock, Paul Wang, who is the brother of William Wang, our Founder, Chairman and Chief Executive Officer, and each of our greater than 5% stockholders. Our shareholders’ agreement provides, among other things, that we and certain holders of our capital stock have rights of first refusal and co-sale with respect to certain sales of securities by certain holders of our capital stock. In addition, pursuant to the shareholders’ agreement, the holders of the Series A preferred stock are entitled to designate one individual for election to our board of directors, and the parties to the shareholders’ agreement agree to cause such designee of the Series A preferred stock to be elected. The shareholders’ agreement also restricts Mr. Wang from transferring his shares of our capital stock, with certain exceptions. The shareholders’ agreement will terminate upon the consummation of this offering.

Other Transactions

Paul Wang, the brother of William Wang, our Founder, Chairman and Chief Executive Officer, is employed as our Director of Facilities. Paul Wang received an annual salary and other cash compensation of $140,349 and received a cash bonus of $31,250 in 2020. He also received benefits consistent with other employees serving in similar roles. In addition, we granted Paul Wang a stock option to purchase 34,200 shares of our Class A common stock at an exercise price of $8.55 per share during the year ended December 31, 2020 and a corresponding dividend equivalent that was granted concurrently.

To facilitate the Class B Stock Exchange, we have entered into an exchange agreement with William Wang, our Founder, Chairman and Chief Executive Officer, and his affiliates, effective as of immediately prior to effectiveness of the filing of our amended and restated certificate of incorporation, pursuant to which 98,633,025 shares of our Class A common stock beneficially owned by Mr. Wang and his affiliates will automatically be exchanged for an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering.

Directed Share Program

At our request, the underwriters have reserved up to 756,000 of the shares offered by this prospectus for sale at the initial public offering price through a directed share program available to directors, officers, employees and their friends and family members.

The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Other than the underwriting discount described on the front covered of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each of our directors and executive officers to the fullest extent permitted by Delaware law. For a more detailed description of our indemnification arrangements, see “Management—Limitation of Liability and Indemnification of Directors and Officers.”

Policies and Procedures for Related Person Transactions

Following the completion of this offering, our Audit Committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or beneficial owner of more than 5% of our Class A common stock or Class B common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our Audit Committee charter that will be in effect upon completion of this offering provides that our Audit Committee shall review and approve or disapprove any related party transactions.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to us and in our best interests, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by our board of directors.

DESCRIPTION OF CAPITAL STOCK

General

The descriptions of our capital stock that follow assume the consummation of the Reorganization Transaction and reflect changes to our capital structure that will occur prior to the completion of this offering in accordance with the terms of the amended and restated certificate of incorporation that will be adopted by us prior to the completion of this offering. The following description of our securities and the provisions of our bylaws and certificate of incorporation is only a summary. You should also refer to the copies of our bylaws and certificate of incorporation (both our current versions as well as the versions planned to be adopted) which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 1,000,000,000 shares of Class A common stock, par value $0.0001 per share, 200,000,000 shares of Class B common stock, par value $0.0001 per share and 150,000,000 shares of Class C common stock, par value $0.0001 per share. Our amended and restated certificate of incorporation will also authorize 100,000,000 shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Assuming the Series A Conversion and after giving effect to the Class B Stock Exchange, as of December 31, 2020, there were 77,519,223 shares of our Class A common stock outstanding, held by 65 stockholders of record, 98,633,025 shares of our Class B common stock outstanding held by nine stockholders of record and no shares of our Class C common stock outstanding. Upon the completion of this offering, based on the number of shares outstanding as of December 31, 2020, we expect that 85,079,223 shares of Class A common stock (or 85,446,537 shares of Class A common stock if the underwriters exercise their option to purchase additional shares from the selling stockholders in full), and 98,633,025 shares of Class B common stock, will be issued and outstanding (or 98,265,711 shares of Class B common stock if the underwriters exercise their option to purchase additional shares from the selling stockholders in full). Until the Final Conversion Date, any issuance of additional shares of Class B common stock requires the approval of the holders of at least two-thirds of the outstanding shares of Class B common stock voting as a separate class.

Common Stock

We have three classes of authorized common stock, Class A common stock, Class B common stock and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion.

Voting rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of Class A common stock are entitled to one vote per share of Class A common stock and holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of our Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law.

Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. Under our amended and restated certificate of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class B common stock voting as a separate class is required to increase the number of authorized shares of our Class B common stock. In addition, Delaware law could require either holders of our Class A common stock, our Class B common stock, or our Class C common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Until the Final Conversion Date, approval of at least two-thirds of the outstanding shares of our Class B common stock, voting as a separate class, will be required to amend or modify any provision of the amended and restated certificate of incorporation inconsistent with, or otherwise alter, any provision of the amended and restated certificate of incorporation to modify the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of our Class B common stock.

Dividends and distributions

Holders of our common stock are entitled to share equally, on a per share basis, in any dividends declared by our board of directors out of legally available funds, subject to the rights of holders of preferred stock, if any, and the terms of any existing or future agreements between us and our lenders. We presently intend to retain future earnings, if any, to finance the growth and development of our business. Following this offering, we do not anticipate paying cash dividends in the foreseeable future. See “Dividend Policy.”

Liquidation rights

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share equally, on a per share basis, in all assets legally available for distribution after payment of all debts and other liabilities, and subject to the prior rights of any holders of outstanding shares of preferred stock, if any.

Change of control transactions

In any merger, consolidation or business combination with or into another corporation or other business entity, whether or not we are the surviving corporation, the consideration per share to be received by holders of our common stock in such merger, consolidation or business combination must be identical, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of our common stock differ as provided in our amended and restated certificate of incorporation.

Subdivisions and combinations

If we in any manner subdivide or combine the outstanding shares of one class of common stock, our amended and restated certificate of incorporation requires that the outstanding shares of the other class of common stock will be subdivided or combined in the same manner.

Conversion of Class B Common Stock

Each share of Class B common stock will be convertible into one fully paid and nonassessable share of Class A common stock at the option of the holder at any time and upon any sale or other disposition of each such share of Class B common stock whether or not for value, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. Additionally, each outstanding share of Class B common stock will convert on the date fixed by the board of directors that is no less than 61 days and no more than 180 days following (i) the first time that Mr. Wang and his affiliates hold less than the 25% Ownership Threshold; (ii) following the date on which Mr. Wang is terminated for cause (as defined in our amended and restated certificate of incorporation); or (iii) the date upon which (A) Mr. Wang is no longer providing services to us as our Chief Executive Officer and (B) Mr. Wang is no

longer a member of our board of directors, either as a result of Mr. Wang’s voluntary resignation or as a result of a request or agreement by Mr. Wang not to be re-nominated as a member of our board of directors at a meeting of our stockholders. Additionally, shares of Class B common stock will convert automatically at the close of business on the date that is 12 months after the death or permanent and total disability of Mr. Wang, during which 12-month period the shares of our Class B common stock shall be voted as directed by a person designated by Mr. Wang and approved by our board of directors (or if there is no such person, then our secretary then in office).

Conversion of Class C Common Stock

After the conversion or exchange of all outstanding shares of our Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Preferred Stock

As of December 31, 2020, after giving effect to the Reorganization Transaction but prior giving effect to the Series A Conversion, there were 134,736 shares of our Series A convertible preferred stock outstanding. These shares were held by two stockholders of record. As a result of the Series A Conversion, each share of Series A convertible preferred stock outstanding will convert on a one-for-225 basis into an aggregate of 30,315,600 shares of our Class A common stock.

Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, our board of directors will be authorized to issue from time to time up to an aggregate of 25,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of a series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. We currently have no plans to issue any shares of preferred stock.

We believe that the ability to issue preferred stock without the expense and delay of a special stockholders’ meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. This also permits our board of directors to issue preferred stock containing terms which could impede the completion of a takeover attempt, subject to limitations imposed by the securities laws. The board of directors will make any determination to issue these shares based on its judgment as to the best interests of our company and our stockholders at the time of issuance. This could discourage an acquisition attempt or other transaction which stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.

Options

As of December 31, 2020, options to purchase 14,542,173 shares of our Class A common stock were outstanding under our 2017 Plan, at a weighted average exercise price of $4.37 per share, and options to purchase 1,874,250 shares of our Class A common were outstanding under our 2007 Plan, at a weighted average exercise price of $2.57 per share. Up to 20,208,510 additional shares of our Class A common stock were reserved for future issuance under our stock plans as of December 31, 2020. For a more complete discussion of our stock option plans, see “Executive Compensation—Employee Benefit and Stock Plans—2017 Incentive Award Plan” and “Executive Compensation—Employee Benefit and Stock Plans—2007 Incentive Award Plan.”

Restricted Stock Units

As of December 31, 2020, we had outstanding 2,034,972 shares of our Class A common stock subject to RSUs granted pursuant to our 2017 Plan. Subsequent to December 31, 2020, we granted 5,085,000 shares of our Class A common stock subject to RSUs pursuant to our 2017 Plan.

Restricted Stock

As of December 31, 2020, we had outstanding (i) 4,995,000 shares of Class A common stock subject to restricted stock awards granted pursuant to our 2007 Plan that were forfeited subsequent to December 31, 2020 and (ii) 1,415,700 shares of our Class A common stock subject to restricted stock awards granted pursuant to our 2017 Plan.

Voting Agreements

Mr. Wang has entered into voting agreements with certain of his affiliates and family members who are our stockholders, which voting agreements will remain in effect after the completion of this offering. As a result of these voting agreements, Mr. Wang will hold an aggregate of 92.1% of the voting power of our outstanding capital stock after our initial public offering. We are not a party to these voting agreements. Under these voting agreements, Mr. Wang, has the authority (and irrevocable proxy) to direct the vote and vote these shares at his discretion on all matters to be voted upon by stockholders.

Shares subject to the voting agreements will no longer be subject to the provisions of the voting agreement if the holder sells, transfers, assigns, pledges, or otherwise disposes of or encumbers the shares subject to the voting agreements after the completion of our initial public offering, except for permitted transfers under our amended and restated certificate of incorporation. The voting agreements will terminate on our dissolution, the express written consent of the proxyholder, the Final Conversion Date, or the date on which the stockholder and any of such stockholder’s permitted transferees ceases to own any of the shares subject to the applicable voting agreement.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Multi-Class Stock

As described above in “—Common Stock—Voting rights,” our amended and restated certificate of incorporation provides for a multi-class common stock structure, as a result of which holders of our Class B common stock will be entitled to ten votes per share, while holders of Class A common stock are entitled to one vote per share. Holders of Class A common stock and Class B common stock vote together as one class on all matters submitted to a vote of the stockholders.

Because of our multi-class structure, until the Final Conversion Date, Mr. Wang will be able to determine or significantly influence matters submitted to our stockholders for approval even if he owns significantly less than 50% of the shares of our outstanding Class A common stock and Class B common stock on an as-converted to Class A common stock basis. Mr. Wang’s concentrated control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Separate Class B Vote for Certain Transactions

Until the Final Conversion Date, our Class B common stock will have the right to vote as a separate class on amendments to our amended and restated certificate of incorporation that affect the rights of our Class B common stock. See the section titled “—Common Stock—Voting Rights.”

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. Accordingly, these provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that until the Voting Threshold Date, our stockholders may take action by written consent. After the Voting Threshold Date, our stockholders will not be able to take action by written consent for any matter and will only be able to take action at annual or special meetings. As a result, a holder controlling a majority of the voting power of our Class A common stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer, or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of the voting power of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment of Charter and Bylaws Provisions

Any amendment to our amended and restated certificate of incorporation will require the approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock voting as a single class. Our amended and restated bylaws will provide that the approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common voting as a single class is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Forum selection

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court, subject to applicable law. Our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. We note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder.

Section 203 of the Delaware General Corporation Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Limitations of Liability and Indemnification

See “Management—Limitation of Liability and Indemnification of Directors and Officers.”

Listing and Trading

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “VZIO.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s postal address is 48 Wall Street, 22nd Floor, New York, New York 10005.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of Class A common stock for sale will have on the market price of our Class A common stock. Nevertheless, sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of equity securities.

Based on the number of shares outstanding as of December 31, 2020, upon completion of this offering, we will have a total of 85,079,223 shares of Class A common stock, 98,633,025 shares of Class B common stock outstanding and no shares of our Class C common stock outstanding. Shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of Class A common stock outstanding will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market, subject to the lock-up agreements described below, only if registered under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 promulgated under the Securities Act, summarized below.

As a result of these lock-up agreements and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market;

•

beginning on the Early Lock-Up Expiration Date (as described below), approximately 33.0 million shares of our Class A common stock (including shares of Class B common stock convertible into shares of Class A common stock) will be immediately available for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144;

•

beginning on the Blackout Release Date (as described below), the remainder of the shares of our Class A common stock will be eligible for sale in the public market, subject in some cases to volume and other restrictions of Rule 144; and

•

beginning 181 days after the date of this prospectus, to the extent not previously released on the Early Lock-up Expiration Date or the Blackout Release Date, the remainder of the shares of our Class A common stock will become eligible for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144.

Each share of Class B common stock will be convertible at any time, at the option of the holder, into one share of Class A common stock and upon other specified circumstances. See “Description of Capital Stock—Class A and Class B Common Stock—Conversion.”

Lock-up Agreements

We and each of our directors, our executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A or Class B common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Class A and Class B common stock, the Lock-Up Securities), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities, or (iv) publicly disclose the intention to do any of the foregoing.

However, the terms of the lock-up agreements entered into between the underwriters and each of our directors, officers and substantially all other holders of our capital stock will expire for 25% of each holder’s shares of common stock and securities convertible into or exchangeable for common stock (except with respect to Mr. Wang and his affiliated entities, for whom the lock-up agreements will instead expire for 15% of such holders’ securities) subject to the lock-up agreement if certain conditions are met. If such conditions are met, these shares will become available for sale on the Early Lock-Up Expiration Date, which is immediately prior to the opening of trading on the fourth trading day following the date on which all of the below conditions are satisfied:

(i)	90 days have passed since the date of this prospectus;

(ii)	we have furnished at least one earnings release on Form 8-K or have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K with the SEC;

(iii)

the last reported closing price of our Class A Common Stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for 5 out of any 10 consecutive trading days ending on or after the 90th day after the date of this prospectus; and

(iv)

such date occurs in a broadly applicable period during which trading in our securities is permitted under our insider trading policy, or an open trading window, and there are at least 5 trading days remaining in the open trading window.

If we are in a blackout period or within five trading days prior to a blackout period at the time of such Early Lock-Up Expiration Date, the date of the Early Lock-Up Expiration will be delayed until immediately prior to the opening of trading on the fourth trading day following the first date that (i) we are no longer in a blackout period under our insider trading policy and (ii) the closing price is at least greater than the initial public offering price per share set forth on the cover of this prospectus.

The following table summarizes the potential lock-up expiration dates:

Type of Release	Conditions	Expiration Date	Percent Release
Early Lock-Up Expiration Date

All must be satisfied:

•  90 days have passed since the date of this prospectus;

•  After first 8-K earnings release or periodic report;

•  For 5 out of any 10 consecutive trading days ending on such date, the closing price is at least 25% higher than the initial public offering price; and

		Prior to trading on the fourth trading day following date on which all conditions are satisfied	25% of the securities subject to the lock-up agreement (except with respect to Mr. Wang and his affiliated entities, for whom 15% of such holders’ securities will be released)

Type of Release	Conditions	Expiration Date	Percent Release

•  Date occurs in an open trading window, with at least 5 trading days remaining

•  However, if we are in a blackout period or within five trading days prior to a blackout period at the time of such Early Lock-Up Expiration Date, the date of the Early Lock-Up Expiration will be delayed until immediately prior to the opening of trading on the fourth trading day after the first date that (i) we are no longer in a blackout period under our insider trading policy and (ii) the closing price is at least greater than the price on the cover of this prospectus

Blackout-Related Release	All must be satisfied: • At least 120 days have elapsed since the date of this prospectus; and • The lock-up period is scheduled to end during or within five trading days prior to a blackout period	The lock-up period will end 10 trading days prior to the commencement of the blackout period	All remaining securities

Final Lock-Up Expiration	181 days have elapsed since the date of this prospectus	181 days after the date of this prospectus	All remaining securities

In addition, our executive officers, directors and holders of a substantial amount of all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our “affiliates” for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our “affiliates,” is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our “affiliates,” then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our “affiliates” or persons selling shares on behalf of our “affiliates” are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 850,792 shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 permits resales of shares issued prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act pursuant to certain compensatory benefit plans and contracts, commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date the issuer becomes so subject. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates” subject only to the manner-of-sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its holding period requirement.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class A common stock subject to options outstanding or reserved for issuance under our 2017 Plan and options outstanding under our 2007 Plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the lock up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the IRS) in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income and the discussion below regarding FATCA, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8 BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (USRPI) by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder (collectively FATCA) generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our Class A common stock paid to a “foreign financial institution” (as defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our Class A common stock paid to a “non-financial foreign entity” (as specifically defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our Class A common stock and to the payment of gross proceeds of a sale or other disposition of our Class A common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form, would eliminate FATCA withholding on gross proceeds of the sale or other disposition of our Class A common stock (but not on payments of dividends). Taxpayers may rely on the proposed regulations until final regulations are issued or until such proposed regulations are rescinded. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. An intergovernmental agreement between the United States and a Non-U.S. Holder’s country of residence may modify the requirements described in this section. Non-U.S. Holders should consult with their tax advisors regarding the application of FATCA withholding to an investment in, and the ownership and disposition of, our Class A common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	4,287,500
BofA Securities, Inc.	4,287,500
Wells Fargo Securities, LLC	1,225,000
Guggenheim Securities, LLC	1,102,500
Needham & Company, LLC	581,875
Piper Sandler & Co.	581,875
Roth Capital Partners, LLC	183,750

Total	12,250,000

The underwriters are committed to purchase all the shares of shares of Class A common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.8505 per share. After the initial offering of the shares to the public, if all of the shares of Class A common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters do not expect to sell more than 5% of the shares of Class A common stock in the aggregate to accounts over which they exercise discretionary authority.

The underwriters have an option to buy up to 1,837,500 additional shares of Class A common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $1.4175 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$1.4175	$1.4175
Total	$17,364,375	$19,969,031

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.0 million. We have agreed to reimburse the underwriters for reasonable fees and expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority of the terms of sale of the shares of Class A common stock offered hereby in an amount not to exceed $35,000. In addition, we have agreed to reimburse the underwriters for all fees and expenses incurred by the underwriters in connection with the directed share program. See the section titled “Related Party Transactions—Directed Share Program” for additional information.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A or Class B common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Class A and Class B common stock, the Lock-Up Securities), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities, or (iv) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering.

The restrictions on our actions, as described above, will not apply to certain transactions, including to (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units (RSUs) (including net settlement), in each case outstanding on the date of this prospectus and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to our 2017 Plan, 2007 Plan and ESPP; (iii) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of this prospectus and described in this prospectus or any assumed employment benefit contemplated by clause (v); (iv) the repurchase of any shares of common stock pursuant to agreements providing for an option to repurchase or a right of first refusal on behalf of us pursuant to our repurchase rights, or (v) the issuance by us of shares of common stock or securities convertible into, exchangeable for or that represent the right to receive shares of common stock in connection with (A) the acquisition by us or any of our subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or (B) our joint ventures, commercial relationships and other strategic transactions; provided, that the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue pursuant to clause (v) shall not exceed 10% of the total number of shares of common stock outstanding immediately following this offering plus the shares reserved for issuance under the 2017 Plan and ESPP; and provided, further, that in the case of clauses (i), (ii), (iv) and (v), we shall (A) cause each recipient of such securities to execute and deliver, on or prior to the issuance of such securities, a lock-up agreement substantially similar to those described below and (B) enter stop transfer instructions with our transfer agent and registrar on such securities with respect to all recipients of such securities, which we will not waive or amend without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc.

Our directors and executive officers, and substantially all of our shareholders (such persons, the lock-up parties) have entered into lock-up agreements with the underwriters pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the restricted period), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, the Lock-Up Securities, (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities, or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Lock-Up Securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties will not apply, subject in certain cases to various conditions, to certain transactions, including: (a) transfer of the Lock-Up Securities (i) as a bona fide gift or gifts, charitable contribution or contributions or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to the immediate family of the lock-up party or any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company or other entity of which the lock-up party and/or the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution to members, managers, partners, shareholders or holders of similar equity interests of the lock-up party, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) if the lock-up party is our employee or service provider, to us upon death, disability or termination of employment, in each case, of the lock-up party, (ix) as part of a sale of the lock-up party’s Lock-Up Securities acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing date of this offering, (x) (A) to us for the purposes of exercising (including for the payment of tax withholdings or remittance payments due as a result of such exercise) on a “net exercise” basis options, warrants or other rights to purchase shares of our common stock and (B) in connection with the vesting or settlement of restricted stock units, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting or settlement of such restricted stock units, and any transfer necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of the vesting or settlement of restricted stock units whether by means of a “net settlement” or otherwise, provided that any such transfers described in this subclause (B) occurring within 90 days of the date of this offering shall be only to us, and in all such cases described in (A) and (B), provided that any such shares of our common stock received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in this prospectus, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of the our capital stock involving a change of control (as defined in the lock-up agreements), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold more than a majority of our outstanding voting securities (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreements, or (xii) for shares of our common stock or other securities in connection with the conversion, reclassification, exchange or swap of any outstanding preferred stock, other classes of our common stock or other securities into shares of one or more series or classes of our common stock or other securities; provided that any such shares of our common stock or other securities received upon such conversion, reclassification, exchange or swap shall be subject to the terms of the lock-up agreement; (b) exercise outstanding options, settle restricted stock units or other equity awards or exercise warrants pursuant to plans described in this prospectus; provided that any Lock-Up Securities received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement; (c) convert outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of our common stock or warrants to acquire shares of common stock or convert any shares of Class B Common Stock into Class A Common Stock; provided that any such shares of our common stock or warrants received upon such conversion shall be subject to the terms of the lock-up agreement; (d) establish trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Lock-Up Securities; provided that (1) such plans do not provide for the transfer of Lock-Up Securities during the restricted period and (2) no filing by any party under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such trading plan during the restricted period; and (e) sell the securities to be sold by the lock-up party pursuant to the terms of the underwriting agreement.

However, the terms of the lock-up agreements will expire for 25% of each holder’s shares of common stock and securities convertible into or exchangeable for common stock (except with respect to Mr. Wang and his affiliated entities, for whom the lock-up agreements will instead expire for 15% of such holders’ securities) subject to the lock-up agreement if certain conditions are met. If such conditions are met, these shares will become available for sale on the Early Lock-Up Expiration Date, which is immediately prior to the opening of trading on the fourth trading day following the date on which all of the below conditions are satisfied:

(i)	90 days have passed since the date of this prospectus;

(ii)	we have furnished at least one earnings release on Form 8-K or have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K with the SEC;

(iii)

the last reported closing price of our Class A Common Stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for 5 out of any 10 consecutive trading days ending on or after the 90th day after the date of this prospectus; and

(iv)

such date occurs in a broadly applicable period during which trading in our securities is permitted under our insider trading policy, or an open trading window, and there are at least 5 trading days remaining in the open trading window.

If we are in a blackout period or within five trading days prior to a blackout period at the time of such Early Lock-Up Expiration Date, the date of the Early Lock-Up Expiration will be delayed until immediately prior to the opening of trading on the fourth trading day following the first date that (i) we are no longer in a blackout period under our insider trading policy and (ii) the closing price is at least greater than the price on the cover of this prospectus.

In addition, to the extent not released on the Early Lock-Up Expiration Date, if (i) at least 120 days have elapsed since the date of this prospectus, and (ii) the lock-up period is scheduled to end during or within five trading days prior to a blackout period, the lock-up period will end 10 trading days prior to the commencement of such blackout period. In addition, J.P. Morgan Securities LLC and BofA Securities, Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “VZIO”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price has been determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters have considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, an affiliate of BofA Securities, Inc. is the agent and sole lead arranger and sole bookrunner under our existing loan and security agreement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Directed Share Program

At our request, the underwriters have reserved up to 756,000 of the shares offered by this prospectus for sale at the initial public offering price through a directed share program available to directors, officers, employees and their friends and family members. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares reserved for the directed share program. J.P. Morgan Securities LLC, an underwriter in this offering, will administer our directed share program.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

Notice to prospective investors in the United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Monaco

The shares may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this Prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this Document to potential investors.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the Corporations Act);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in New Zealand

This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the FMA Act). The securities may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the SFO) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the CO) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Notes, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA;

(b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the FSCMA), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in

Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the FETL). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (Commission) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (CMA) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the CMA Regulations). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in the Dubai International Financial Centre (DIFC)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (DFSA). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Issuer. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (BVI Companies), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in Bahamas

Shares may not be offered or sold in The Bahamas via a public offer. Shares may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the South African Companies Act)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorised financial service providers under South African law;

(v) financial institutions recognised as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1) (b)

the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

If Exchange Controls are applicable, add: No South African residents or offshore subsidiary of a South African resident may subscribe for or purchase any of the shares or beneficially own or hold any of the shares unless specific approval has been obtained from the financial surveillance department of the South African Reserve Bank (the SARB) by such persons or such subscription, purchase or beneficial holding or ownership is otherwise permitted under the South African Exchange Control Regulations or the rulings promulgated thereunder (including, without limitation, the rulings issued by the SARB providing for foreign investment allowances applicable to persons who are residents of South Africa under the applicable exchange control laws of South Africa).

Notice to Prospective Investors in Chile

THESE SECURITIES ARE PRIVATELY OFFERED IN CHILE PURSUANT TO THE PROVISIONS OF LAW 18,045, THE SECURITIES MARKET LAW OF CHILE, AND NORMA DE CARÁCTER GENERAL NO. 336 (RULE 336), DATED JUNE 27, 2012, ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (SVS), THE SECURITIES REGULATOR OF CHILE, TO RESIDENT QUALIFIED INVESTORS THAT ARE LISTED IN RULE 336 AND FURTHER DEFINED IN RULE 216 OF JUNE 12, 2008 ISSUED BY THE SVS.

PURSUANT TO RULE 336 THE FOLLOWING INFORMATION IS PROVIDED IN CHILE TO PROSPECTIVE RESIDENT INVESTORS IN THE OFFERED SECURITIES:

1. THE INITIATION OF THE OFFER IN CHILE IS MARCH 16, 2021.

2. THE OFFER IS SUBJECT TO NCG 336 OF JUNE 27, 2012 ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (SUPERINTENDENCY OF SECURITIES AND INSURANCE OF CHILE).

3. THE OFFER REFERS TO SECURITIES THAT ARE NOT REGISTERED IN THE REGISTRO DE VALORES (SECURITIES REGISTRY) OR THE REGISTRO DE VALORES EXTRANJEROS (FOREIGN SECURITIES REGISTRY) OF THE SVS AND THEREFORE:

a. THE SECURITIES ARE NOT SUBJECT TO THE OVERSIGHT OF THE SVS; AND

b. THE ISSUER THEREOF IS NOT SUBJECT TO REPORTING OBLIGATION WITH RESPECT TO ITSELF OR THE OFFERED SECURITIES.

4. THE SECURITIES MAY NOT BE PUBLICLY OFFERED IN CHILE UNLESS AND UNTIL THEY ARE REGISTERED IN THE SECURITIES REGISTRY OF THE SVS.

INFORMACIÓN A LOS INVERSIONISTAS RESIDENTES EN CHILE

LOS VALORES OBJETO DE ESTA OFERTA SE OFRECEN PRIVADAMENTE EN CHILE DE CONFORMIDAD CON LAS DISPOSICIONES DE LA LEY N° 18.045 DE MERCADO DE VALORES, Y LA NORMA DE CARÁCTER GENERAL N° 336 DE 27 DE JUNIO DE 2012 (NCG 336) EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE, A LOS “INVERSIONISTAS CALIFICADOS” QUE ENUMERA LA NCG 336 Y QUE SE DEFINEN EN LA NORMA DE CARÁCTER GENERAL N° 216 DE 12 DE JUNIO DE 2008 EMITIDA POR LA MISMA SUPERINTENDENCIA.

EN CUMPLIMIENTO DE LA NCG 336, LA SIGUIENTE INFORMACIÓN SE PROPORCIONA A LOS POTENCIALES INVERSIONISTAS RESIDENTES EN CHILE:

1. LA OFERTA DE ESTOS VALORES EN CHILE COMIENZA EL DÍA 16 DE MARZO DE 2021.

2. LA OFERTA SE ENCUENTRA ACOGIDA A LA NCG 336 DE FECHA ECHA 27 DE JUNIO DE 2012 EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS.

3. LA OFERTA VERSA SOBRE VALORES QUE NO SE ENCUENTRAN INSCRITOS EN EL REGISTRO DE VALORES NI EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA SUPERINTENDENCIA DE VALORES Y SEGUROS, POR LO QUE:

a) LOS VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ESA SUPERINTENDENCIA; Y

b) EL EMISOR DE LOS VALORES NO ESTÁ SUJETO A LA OBLIGACIÓN DE ENTREGAR INFORMACIÓN PÚBLICA SOBRE LOS VALORES OFRECIDOS NI SU EMISOR.

4. LOS VALORES PRIVADAMENTE OFRECIDOS NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN EN EL REGISTRO DE VALORES CORRESPONDIENTE.

LEGAL MATTERS

The validity of the issuance of the Class A common stock offered by this prospectus and certain other legal matters in connection with the sale of the shares of Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of VIZIO, Inc. as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock to be sold in this offering. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement and exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, including VIZIO, that file electronically with the SEC. Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the website of the SEC. The address of that site is www.sec.gov.

VIZIO, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

VIZIO, Inc. and VIZIO Holding Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of VIZIO, Inc. and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of accrued customer price protection incentives

As discussed in Note 2(m) to the consolidated financial statements, the Company periodically grants certain sales discounts and incentives to customers, such as price protection, which are treated as variable consideration for purposes of determining the transaction price. Price protection incentives are accrued for when the related product sale is recognized. The accrual for price protection incentives consists of estimated revenue deductions for future payments to customers. The Company estimates accrued price protection based upon historical experience and management judgment. As of December 31, 2020, amounts recorded for customer price protection incentives within accrued expenses were $61.3 million.

We identified the evaluation of the accrual for customer price protection incentives as a critical audit matter. Complex auditor judgment was required to assess the anticipated final sale price and the length of time between when a sale is made and when the related price protection incentive is settled by the Company.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the Company’s process to develop estimates of its accrued customer price protection incentives. This included controls related to the Company’s process to evaluate:

•	the accuracy of the anticipated final sale price upon which the accrual is established, and

•	whether adjustments are required to previously established accruals for price protection based on developments subsequent to the related sale until the related price protection incentive is settled.

We selected a sample of programs and ensured the required accrual was recorded at the time of sale. We evaluated the accruals related to a sample of price protection incentives by comparing the documentation supporting the program, including customer activity and executed contracts, as well as documentation supporting market conditions. We assessed the historical claims to evaluate the length of time between when a sale is made and when the related price protection is settled. To assess the Company’s ability to accurately forecast, we compared the historical accrual to the amounts settled.

/s/ KPMG LLP

We have served as the Company’s auditor since 2010.

Los Angeles, California

March 1, 2021, except for Note 22, which is as of March 16, 2021

VIZIO, Inc.

Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2019	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$176,579	$207,728
Accounts receivable, net	360,714	405,609
Other receivables due from related parties	5,399	978
Inventories	13,252	10,545
Income tax receivable	778	1,315
Other current assets	36,278	55,460

Total current assets	593,000	681,635
Property, equipment and software, net	7,734	7,929
Goodwill, net	44,788	44,788
Intangible assets, net	769	131
Deferred income taxes	28,576	26,652
Other assets	9,473	13,847

Total assets	$684,340	$774,982

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable due to related parties	$225,837	$209,362
Accounts payable	164,997	166,805
Accrued expenses	160,540	154,959
Accrued royalties	84,751	81,143
Other current liabilities	1,775	5,272

Total current liabilities	637,900	617,541
Other long-term liabilities	5,357	8,210

Total liabilities	643,257	625,751

Commitments and contingencies (note 21)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 25,000 shares authorized; 250 shares designated as Series A convertible preferred stock; 135 shares of Series A convertible preferred stock issued and outstanding as of December 31, 2019 and 2020, respectively	2,445	2,565
Common stock and additional paid-in-capital, $0.0001 par value; 675,000 shares authorized; 150,597 and 150,831 shares issued and outstanding as of December 31, 2019 and 2020, respectively	93,948	98,900
Accumulated other comprehensive income	152	873
Retained earnings (accumulated deficit)	(55,462)	46,893

Total stockholders’ equity	41,083	149,231

Total liabilities and stockholders’ equity	$684,340	$774,982

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIZIO, Inc.

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except per share amounts)

	Year Ended
	December 31, 2018	December 31, 2019	December 31, 2020
Net revenue:
Device	$1,744,353	$1,773,600	$1,895,275
Platform+	36,377	63,199	147,198

Total net revenue	1,780,730	1,836,799	2,042,473

Cost of goods sold:
Device	1,656,082	1,648,583	1,710,776
Platform+	14,387	23,051	35,339

Total cost of goods sold	1,670,469	1,671,634	1,746,115

Gross profit:
Device	88,271	125,017	184,499
Platform+	21,990	40,148	111,859

Total gross profit	110,261	165,165	296,358

Operating expenses:
Selling, general and administrative	95,753	108,983	130,884
Marketing	19,161	22,656	31,279
Depreciation and amortization	5,030	4,134	2,296

Total operating expenses	119,944	135,773	164,459

Income (loss) from operations	(9,683)	29,392	131,899
Interest income (expense), net	(1,633)	1,178	12
Other income, net	10,532	235	532

Total non-operating income	8,899	1,413	544

Income (loss) before income taxes	(784)	30,805	132,443
Provision for (benefit from) income taxes	(628)	7,719	29,968

Net income (loss)	$(156)	$23,086	$102,475

Other comprehensive income
Net income (loss)	$(156)	$23,086	$102,475
Foreign currency translation gain, net of tax	330	125	721

Comprehensive income	$174	$23,211	$103,196

Net income (loss) per share attributable to common stockholders:
Basic	$0.00	$0.12	$0.56
Diluted	$0.00	$0.12	$0.55
Weighted-average common shares outstanding:
Basic	137,961	144,127	144,381
Diluted	137,961	147,063	147,012

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIZIO, Inc.

Consolidated Statements of Stockholders’ Equity

(In thousands)

	Preferred Stock		Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2017	135	$2,205	137,169	$12,447	$(303)	$(78,152)	$(63,803)
Stock-based compensation expense	—	—	—	5,236	—	—	5,236
Shares issued pursuant to incentive award plans	—	—	144	72	—	—	72
Shares repurchased and cancelled	—	—	12,987	70,000	—	—	70,000
Accretion of preferred stock dividends	—	120	—	—	—	(120)	—
Other comprehensive income net of tax	—	—	—	—	330	—	330
Net loss	—	—	—	—	—	(156)	(156)

Balance at December 31, 2018	135	2,325	150,300	87,755	27	(78,428)	11,679

Stock-based compensation expense	—	—	—	4,079	—	—	4,079
Issuance of Class A Common Stock Warrants	—	—	—	1,927	—	—	1,927
Shares issued pursuant to incentive award plans	—	—	297	187	—	—	187
Accretion of preferred stock dividends	—	120	—	—	—	(120)	—
Other comprehensive income net of tax	—	—	—	—	125	—	125
Net income	—	—	—	—	—	23,086	23,086

Balance at December 31, 2019	135	2,445	150,597	93,948	152	(55,462)	41,083

Stock-based compensation expense	—	—	—	4,776	—	—	4,776
Shares issued pursuant to incentive award plans	—	—	234	176	—	—	176
Accretion of preferred stock dividends	—	120	—	—	—	(120)	—
Other comprehensive income net of tax	—	—	—	—	721	—	721
Net income	—	—	—	—	—	102,475	102,475

Balance at December 31, 2020	135	$2,565	150,831	$98,900	$873	$46,893	$149,231

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements

VIZIO, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended
	December 31, 2018	December 31, 2019	December 31, 2020
Cash flows from operating activities:
Net (loss) income	$(156)	$23,086	$102,475
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,030	4,134	2,296
Deferred income taxes	12,346	(616)	1,923
Stock-based compensation expense and common stock warrants	5,236	6,006	4,776
Changes in operating assets and liabilities:
Accounts receivable	(46,718)	130,524	(44,857)
Other receivables due from related parties	234	(3,231)	4,421
Inventories	9,754	13,061	2,717
Income taxes receivable	—	2,016	(537)
Other current assets	7,677	(6)	(19,472)
Other assets	(2,727)	1,354	(4,374)
Accounts payable due to related parties	95,109	(24,849)	(16,476)
Accounts payable	(77,958)	(79,204)	2,116
Accrued expenses	(27,181)	12,336	(5,455)
Accrued royalties	19,054	(3,136)	(3,608)
Income taxes payable	(247)	—	—
Other current liabilities	931	89	3,498
Other long-term liabilities	2,858	(1,681)	2,854

Net cash provided by operating activities	3,242	79,883	32,297
Cash flows from investing activities:
Purchases of property and equipment	(443)	(800)	(1,752)

Net cash used in investing activities	(443)	(800)	(1,752)
Cash flows from financing activities:
Proceeds from exercise of stock options	72	187	175
Proceeds from issuance of stock	70,000	—	—
Proceeds from line-of-credit borrowings	107,000	—	—
Repayments of line-of-credit borrowings	(122,000)	—	—

Net cash provided by financing activities	55,072	187	175
Effect of exchange rate changes on cash and cash equivalents	330	125	429

Net increase in cash and cash equivalents	58,201	79,395	31,149
Cash and cash equivalents at beginning of year	38,983	97,184	176,579

Cash and cash equivalents at end of year	$97,184	$176,579	$207,728

Supplemental disclosure of cash flow information:
Net cash (received) paid during the period for income taxes	$(12,851)	$6,427	$27,588
Cash paid for interest	$1,479	$212	$188
Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$4,789	$158	$5,208
Cash paid for amounts included in the measurement of operating lease liabilities	$1,207	$1,803	$2,524

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

(1)	Organization and Nature of Business

VIZIO, Inc. (including its subsidiaries, referred to collectively as VIZIO or the Company) was incorporated in the State of California on October 21, 2002 and commenced operations in January 2003. VIZIO was originally incorporated as V, Inc. and was renamed VIZIO, Inc. in March 2007. The Company’s devices include high-performance Smart televisions (Smart TVs), sound bars, and accessories. These products are sold to retailers and through online channels throughout the United States.

Additionally, VIZIO launched Platform+ which comprises of VIZIO’s SmartCast operating system, enabling a fully integrated home entertainment solution, and data intelligence and services products through Inscape. SmartCast delivers content and applications through an easy-to-use interface. It supports leading streaming apps and hosts the Company’s own free ad-supported video app, WatchFree, as well as VIZIO Free Channels. The Company provides broad support for third-party voice platforms and second screen experiences to offer additional interactive features and experiences.

VIZIO purchases all of its products from manufacturers based in Asia. Since inception, the Company has purchased a portion of its televisions from one manufacturer who holds a noncontrolling interest in the Company through its ownership of voting common stock and nonvoting Series A preferred stock. Since 2012, VIZIO has purchased a portion of its televisions from three manufacturers who are affiliates of an investor who holds a noncontrolling interest in the Company through its ownership of nonvoting Series A preferred stock and common stock. These manufacturers do not have any significant voting privileges, nor sufficient seats on the board of directors that would enable them to dictate any of the Company’s strategic or operating decisions. All transactions executed with the aforementioned manufacturers are presented as related party transactions.

Recent Developments

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The challenges posed by the COVID-19 pandemic on the global economy increased significantly as the year progressed. In response to COVID-19, national and local governments around the world have instituted certain measures, including travel bans, prohibitions on group events and gatherings, shutdowns of certain businesses, curfews, shelter-in-place orders and recommendations to practice social distancing. The full impact of COVID-19 on the Company’s results of operations, financial condition and cash flows is dependent on future developments, including the duration of the pandemic and the related length of its impact on the global economy, which are uncertain and cannot be predicted at this time. Through the date these financial statements were available to be issued, COVID-19 has not had a material adverse effect on the Company’s business and results of operations.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Consolidation

The consolidated financial statements include the accounts of VIZIO and all subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The functional currency of most of the foreign subsidiaries is the U.S. dollar. The accounts of these remaining foreign subsidiaries have been translated using the U.S. dollar as the functional currency. Gains or losses resulting from remeasurement of these accounts from local currencies into U.S. dollars were immaterial to the consolidated financial statements. Financial statements of the Company’s foreign subsidiaries for which the functional currency is the local currency are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the transaction date

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

exchange rate for statements of operations items. Currency translation adjustments are recorded in accumulated other comprehensive income, a component of stockholders’ equity.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and assumptions. Significant items subject to such estimates and assumptions include the allowances for doubtful accounts and sales returns, reserves for excess and obsolete inventory, accrued price protection and rebates, accrued royalties, stock-based compensation, intellectual property and related intangible assets, valuation of deferred tax assets and other contingencies. Supplier and customer concentrations also increase the degree of uncertainty inherent in these estimates and assumptions.

(c)	Cash and Cash Equivalents

All highly liquid financial instruments with a remaining maturity of 90 days or less when purchased are presented as cash equivalents.

(d)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due to VIZIO from sales arrangements executed under normal business activities and are recorded at invoiced amounts which is the amount VIZIO expects to be entitled to receive. The Company presents the aggregate accounts receivable balance net of an allowance for doubtful accounts and extends credit to its customers and mitigates a portion of the Company’s credit risk through credit insurance. Generally, collateral or other security is not required for outstanding accounts receivable. Credit losses, if any, are recognized based on management’s evaluation of historical collection experience, customer-specific financial conditions as well as an evaluation of current industry trends and general economic conditions. Past-due balances are assessed by management on a monthly basis and balances are written off when the customer’s financial condition no longer warrants pursuit of collections. Although VIZIO expects to collect amounts due, actual collections may differ from estimated amounts.

(e)	Concentrations of Credit Risk

Financial instruments that potentially create significant concentrations of credit risk consist principally of accounts receivable and cash in banks. The Company maintains its cash balances at various financial institutions. At times, such balances may exceed federally insured limits. No losses have been experienced in any such accounts.

(f)	Inventories

Inventories are stated at the lower of cost, using the first-in, first-out method, or net realizable value. Inventories are reviewed for excess and obsolescence based upon demand forecasts for a specific time horizon. The Company records a charge to cost of sales for the amount required to reduce the carrying value of inventory to net realizable value. For inventories related to certain manufacturers, VIZIO may be contractually required to purchase this inventory if the product is (i) requested by VIZIO,

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

(ii) received at the manufacturers’ warehouse on an agreed-upon receipt date, and (iii) remains unsold after a predetermined period, which generally exceeds 30 to 45 days.

(g)	Property and Equipment

Property and equipment are recorded at historical cost, less accumulated depreciation and impairment, if applicable. Depreciation is computed using the straight-line method based upon the following estimated useful lives:

Years
Buildings	39
Machinery and equipment	5
Furnitures and fixtures	7
Computer and software	3
Automobiles	5

Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the assets. Maintenance and repairs are expensed as incurred.

Capitalized Software Development Costs

The Company capitalizes certain costs associated with creating and enhancing internally developed software related to the Company’s technology infrastructure and are records these amounts within property and equipment, net. These costs include personnel and related employee benefit expenses for employees who are directly associated with and who devote time to software development projects and contractor costs. Software development costs that do not qualify for capitalization are expensed as incurred and recorded as research and development expenses in the consolidated statements of operations and comprehensive income.

Software development activities typically consist of three stages: (1) the preliminary project stage; (2) the application development stage; and (3) the post implementation stage. Costs incurred in the planning and post implementation phases, including costs associated with training and repairs and maintenance, are expensed as incurred. The Company capitalizes costs associated with software developed when the preliminary project stage is completed, management implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed and perform as intended. Costs incurred in the application development stage, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software is ready for its intended purpose. Software development costs are amortized using a straight-line method over the estimated useful life, commencing when the software is ready for its intended use. The straight-line recognition method approximates the manner in which the expected benefit will be derived.

During the years ended December 31, 2018, 2019 and 2020, the Company capitalized software development costs of $1,455, $3,787, and $3,148, respectively. During the years ended December 31, 2018, 2019 and 2020 amortization of capitalized software development costs was $3,776, $3,047 and $3,353, respectively, and are recorded in costs of goods sold in the accompanying consolidated statements of operations and comprehensive income.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

(h)	Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested at least annually for impairment as of the first day of the fourth fiscal quarter, or more frequently if indicators of impairment exist during the fiscal year. Events or circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, loss of key customers, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Company’s use of the acquired assets or the strategy for its overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations. The Company assessed the conclusion regarding segments and reporting units in conjunction with its annual goodwill impairment test, which is performed on December 31, and has determined that it has one reporting unit for the purposes of allocating and testing goodwill. All of the Company’s goodwill is attributable to the Platform+ reporting unit.

When testing goodwill for impairment, the Company first performs a qualitative assessment. If the Company determines it is more likely than not that a reporting unit’s fair value is less than the carrying amount, then a one-step impairment test is required. If the Company determines it is not more likely than not a reporting unit’s fair value is less than the carrying amount, then no further analysis is necessary. To identify whether impairment exists, the Company compares the estimated fair value of the reporting unit with the carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds the carrying amount, goodwill is not considered to be impaired. If, however, the fair value of the reporting unit is less than the carrying amount, then such balance would be recorded as an impairment loss. Any impairment loss is limited to the carrying amount of goodwill within the entity. There has been no impairment of goodwill for any periods presented.

Acquired intangible assets with definite lives are amortized on a straight-line basis over the remaining estimated economic life of the underlying products and technologies. Long-lived assets to be held and used, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk. There has been no impairment of long-lived assets for any periods presented.

(i)	Leases

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases and related standards, as amended, or Accounting Standards Codification (“ASC”) 842. See Recently Issued Accounting Pronouncements below.

Under ASC 842, the Company determines whether an arrangement is a lease at contract inception. Operating leases right-of-use assets are included in other current assets and other assets, and lease liabilities are included in other current liabilities and other long-term liabilities in the Company’s consolidated balance sheets. Operating lease charges are recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. The Company does not separate lease and non-lease components for all underlying asset classes. As most of the Company’s leases do not provide a readily determinable implicit rate, it estimates the incremental borrowing rate, using the formula for the interest rate on the company’s collateralized borrowing at the point in time of lease start or the adoption date (whichever is later), to discount the lease payments based on information available at lease commencement. The Company determines the incremental borrowing rate for each lease based primarily on the lease term and the economic environment of the applicable country or region. The operating lease right-of-use asset also includes any prepaid lease payments and is reduced by existing lease incentive balances upon adoption. The Company does not include the cost of lease extensions in the right-of-use asset until it is reasonably certain such an option will be executed, and the cost can be determined. The Company recognizes lease expense for lease payments over the lease term, while variable lease payments, such as common area maintenance, are recognized as incurred. The Company elected the practical expedient to not recognize operating lease right-of-use assets and operating lease liabilities that arise from short-term leases (i.e., leases with a term of 12 months or less).

(j)	Revenue Recognition

The Company derives revenue primarily from the sale of televisions and sound bars, advertising and data services. Revenue is recognized when control of the promised goods or services is transferred to the Company’s retailers, in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The Company applies a five-step approach as defined in Financial Accounting Standards Board (“FASB”) ASC 606, Revenue from Contracts with Customers (Topic 606), in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations in the contract; and (5) recognizing revenue when the corresponding performance obligation is satisfied.

The Company sells products to certain retailers under terms that allow them to receive price protection on future price reductions and may provide for limited rights of return, discounts and advertising credits.

Device Revenue

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized at a point in time upon transfer of control of the products to the retailer. Transfer of control occurs upon shipment or delivery to the retailer. Point in time recognition is determined as products to be sold represent an asset with an alternative use. Warranty returns have not been material, and warranty-related services are not considered a separate performance obligation.

Pricing adjustments and estimates of returns are treated as variable consideration for purposes of determining the transaction price. Sales returns are generally accepted at the Company’s discretion. Variable consideration is estimated using the most likely amount considering all reasonably available information, including the Company’s historical experience and current expectations, and is reflected in the transaction price when sales are recorded. Revenue recorded excludes taxes collected on sales to retailers.

Accounts receivable represents the unconditional right to receive consideration from retailers. Substantially all payments are collected within the Company’s standard terms, which do not include a

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

significant financing component. In 2018, 2019 and 2020, there have been no material impairment losses on accounts receivable. There have been no material contract assets or contract liabilities recorded on the consolidated balance sheet in any of the periods presented.

All of the Company’s products are directly shipped by vessel from manufacturers to third-party logistics and distribution centers in the United States. Generally, the Company ships the product to its retailers with freight carriers contracted by the Company. Shipping terms on sales of products are generally FOB destination but may vary depending upon the related contractual arrangement with the retailers. Amounts billed to retailers for shipping and handling costs are included in net revenue.

Platform+ Revenue

The Company generates Platform+ revenue through sales of advertising and related services, content distribution, subscription and transaction revenue shares, promotions, sales of branded channel buttons on remote controls and data licensing arrangements. The Company’s digital ad inventory consists of inventory on WatchFree, VIZIO Free Channels and its home screen along with ad inventory it obtains through its content provider and other third-party application agreements. The Company also re-sells video inventory that it purchases from content publishers and directly sells third-party inventory on a revenue share or cost-per-thousand (“CPM”) basis.

Revenue for advertising and related services is primarily generated by the sale of video and display advertising. Advertising is sold directly on a CPM basis and is evidenced by an Insertion Order, (“IO”). The Company recognizes revenue as the number of impressions is measured and delivered, up to the amount identified in the IO. An IO may include multiple performance obligations to the extent it contains distinct advertising products or services. Advertising inventory may also be sold programmatically by which net revenues generated by the Company’s supply-side platforms are recognized. The Company recognizes revenue for advertising and related services on either a gross or net basis based on its determination as to whether it is acting as the principal in the revenue generation process or as an agent.

Subscription and transaction revenue is generated through revenue share agreements with content providers. These revenue share agreements generally apply to new subscriptions for accounts that sign up for new services or to purchases or rentals through the Company’s SmartCast operating system. The Company recognizes revenue on a net basis as it is deemed to be the agent between content publishers and consumers.

The Company sells content publishers placements of buttons on its remote controls that provide one-touch access to a third-party applications’ content. The Company typically receives a fixed fee per button for each Device or individually packaged remote unit sold over a defined distribution period. The Company’s only performance obligations for these arrangements are placement of the app button on the remote and delivery of the TV and remote to the retailer. Revenue is recognized at the point in time which transfer of title to the retailer occurs.

For revenue from data licensing agreements with customers, each promise to transfer an individual data license in the contract also is separately identifiable; the individual data licenses do not, together, constitute a single overall promise to the customer. Each distinct license of data has substantial standalone functionality at the point in time they are transferred to the customer because the data can be utilized and processed in accordance with the rights provided in the contract without any further participation by the Company. Therefore, each distinct data license is a right to use the Company’s functional intellectual property. Control of each distinct data license transfers when it is uploaded or

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

delivered to the customer. Data is delivered at least on a monthly basis during the data delivery phase of the contract. The transaction price for data services revenue includes both fixed and variable consideration. The fixed consideration within the customer contract is allocated to each performance obligation as the performance obligations are satisfied. The performance obligations are satisfied over time during the data delivery period. Revenue for the fixed consideration is recognized ratably beginning upon the first delivery of data throughout the remainder of the contract. Variable consideration is recorded when it is earned in accordance with the sales or usage-based royalty exception.

(k)	Shipping and Handling Costs

All shipping and handling costs related to purchases of inventory are included in the purchase price of each product negotiated with the manufacturer and recorded in inventory and classified in cost of goods sold. All shipping and handling costs charged to customers are treated as fulfillment costs and are presented within cost of goods sold.

(l)	Recycling Costs

The Company incurs recycling costs in order to comply with electronic waste recycling programs within certain states. These fees are assessed by the states using current market share and actual costs incurred on administration of such programs and are expensed as incurred. Recycling costs were $13,115, $10,735, and $9,335 for the years ended December 31, 2018, 2019 and 2020, respectively, and are recorded in cost of goods sold in the accompanying consolidated statements of operations and comprehensive income.

(m)	Customer Allowances

The Company periodically grants certain sales discounts and incentives to customers, such as rebates and price protection, which are treated as variable consideration for purposes of determining the transaction price. In certain instances, the Company will, in turn, negotiate with its manufacturers for reimbursement of a portion of the incentives so that the manufacturers are responsible for absorbing some of the rebates and price protection. The Company’s procedures for estimating customer allowances recorded as a reduction of revenue are based upon historical experience, as adjusted for the current environment, and management judgment. Customer allowances are accrued for when the related product sale is recognized. The accrued customer allowances are presented on the consolidated balance sheets in accrued expenses and recorded in the consolidated statements of operations and comprehensive income as a reduction of net revenue.

The Company offers sales incentives through various programs, consisting primarily of discounts, cooperative advertising and market development fund programs. The Company records cooperative advertising and market development fund programs with customers as a reduction to revenue unless the Company receives a distinct benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the benefit received. These arrangements are recorded as accrued liabilities. Cooperative advertising arrangements recorded as a reduction of net revenue totaled $10,965, $14,117 and $6,554 for the years ended December 31, 2018, 2019 and 2020, respectively.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

(n)	Selling, general and administrative

Selling, general and administrative expenses consist primarily of personnel related costs for employees, including salaries, bonuses, benefits, and stock-based compensation, as well as consulting expenses, fees for professional services, facilities, information technology, and research and development.

(o)	Research and Development Costs

Research and development expense consists primarily of employee-related costs, including salaries and bonuses, stock-based compensation expense, and employee benefits costs, third-party contractor costs, and related allocated overhead costs. In certain cases, costs are incurred to purchase materials and equipment for future use in research and development efforts. These costs are capitalized and expensed as consumed. Research and development costs were $3,844, $10,272 and $15,138 in 2018, 2019 and 2020, respectively, and are recorded in selling, general and administrative expense in the accompanying consolidated statements of operations and comprehensive income.

(p)	Marketing Costs

Marketing expenses consist primarily of advertising and marketing promotions of the Company’s brand and products, including media advertisement costs, merchandising and display costs, trade show and event costs, and sponsorship costs.

(q)	Product Warranty

All products have a one or two-year limited warranty against manufacturing defects and workmanship. Although the Company is principally responsible for servicing warranty claims, substantially all product warranty expenses are reimbursed by the manufacturers under the Company’s standard product supply agreements.

(r)	Deferred Offering Costs

Deferred offering costs included in other assets in the consolidated balance sheet, consist of direct and incremental costs related to the proposed initial public offering of common stock. Upon completion of the initial public offering, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

(s)	Comprehensive Income

Comprehensive income consists of two components, net income (loss) and other comprehensive income. The accumulated balance of other comprehensive income contains foreign currency translation adjustments, net of income tax impact.

(t)	Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon examination. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Valuation allowances are recorded against tax assets when it is determined that it is more likely than not that the assets will not be realized. Interest related to income taxes is recorded in other income, net and penalties are recorded in selling, general and administrative expense.

The Company makes estimates, assumptions and judgments to determine its provision for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against deferred tax assets. Actual future operating results and the underlying amount and type of income could differ materially from the Company’s estimates, assumptions and judgments thereby impacting its consolidated financial position and results of operations and comprehensive income.

(u)	Net Income (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding. The Company applies the two-class method to allocate earnings between common stock and participating securities.

Diluted earnings per share attributable to common stockholders adjusts the basic earnings per share attributable to common stockholders and the weighted-average number of shares of common stock outstanding for the potential dilutive impact of stock options, using the treasury-stock method.

(v)	Stock-Based Compensation

Stock-based compensation expense resulting from grants of employee stock options and nonemployee stock warrants is recognized in the consolidated financial statements based on the respective grant date fair values of the awards. Stock option and warrant grant date fair values are estimated using the Black-Scholes-Merton option pricing model. The benefits of tax deductions in excess of recognized compensation cost are reported as an operating cash flow. Forfeitures are accounted for as they occur.

The determination of the grant date fair value of stock-based awards is affected by the estimated fair value per share of our common stock as well as other subjective assumptions, including, but not limited to, the expected term of the stock-based awards, expected stock price volatility, risk-free interest rates, and expected dividend yields, which are estimated as follows:

•

Fair value per share of the Company’s common stock. The Company is privately held with no active public market for its common stock. Given the absence of an active market for the Company’s common stock, the board of directors approves the fair value of the common stock at the time of grant for each stock-based award based upon several factors, including consideration of input from management and contemporaneous third-party valuations. Each fair value estimate was based on a variety of factors, including the forecasted financial performance, prices, rights, preferences and privileges of the Company’s preferred stock relative to those of its common stock, pricing and timing of transactions in the Company’s equity, the lack of marketability of the common stock, actual operating and financial performance, developments and milestones in the Company, the market performance of comparable publicly traded companies, the likelihood of achieving a liquidity event, and U.S. and global capital market conditions, among other factors.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

•

Expected term. The Company determines the expected term of the awards using the simplified method due to the Company’s insufficient history of option exercise and forfeiture activity. The simplified method estimates the expected term based on the average of the vesting period and contractual term of the stock option.

•

Expected volatility. The Company estimates the expected volatility based on the volatility of similar publicly held entities (referred to as “guideline companies”) over a period equivalent to the expected term of the awards. In evaluating the similarity of guideline companies, the Company considered factors such as industry, stage of life cycle, size, and financial leverage.

•	Risk-free interest rate. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury issues with terms approximately equal to the expected life of the option.

•	Estimated dividend yield. The expected dividend based on the Company’s historical dividend activity.

The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, however, these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change or the Company uses different assumptions, stock-based compensation expense could be materially different in the future.

(w)	Fair Value Measurements

The Company’s carrying value of cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these items.

The framework for measuring fair value and related disclosure requirements about fair value measurements are provided in ASC 820, Fair Value Measurement (ASC 820). This pronouncement defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by ASC 820 contains three levels as follows:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis

Certain assets and liabilities, including goodwill and intangible assets are subject to measurement at fair value on a non-recurring basis if there are indicators of impairment or if they are deemed to be impaired as a result of an impairment review.

There were no assets or liabilities measured at fair value using Level 3 inputs for the periods presented.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

(x)	Subsequent Events

In connection with the preparation of these consolidated financial statements, the Company evaluated any subsequent events after the balance sheet date of December 31, 2020 and through March 16, 2021, the date that the financial statements were available to be issued.

(y)	Recently Issued Accounting Pronouncements

Accounting Pronouncements Recently Adopted

On January 1, 2018, VIZIO adopted (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) for open contracts not completed as of the adoption date using the modified retrospective approach. Two revenue streams were evaluated: 1) device sales, and 2) Platform+ services including advertising, subscription and transaction services with revenue share and data licensing. The impact of the new revenue standard on the Company’s business processes, systems, and controls was minimal. There was no adjustment recorded to opening retained earnings as of January 1st, 2018. However, on January 1st, the Company reclassified $115,670 refund and rebate liabilities from contra accounts receivable to accrued expenses. Going forward as of January 1, 2018, the Company will present the refund and rebate liabilities within accrued expenses section of the balance sheet.

In February 2016, the FASB issued ASU 2016-02, Leases, (Topic 842), which amends the FASB ASC and creates Topic 842, Leases. The new topic supersedes Topic 840, Leases, and increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and requires disclosures of key information about leasing arrangements. The standard is effective for public entities for fiscal years beginning after December 15, 2018. The Company early adopted Topic 842 as of January 1, 2018, using the modified retrospective method. There was no cumulative effect to accumulated deficit upon adoption. The Company elected the transition package of three practical expedients permitted within the standard, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs. The Company adopted ASU 2016-02 on January 1, 2018 and recorded a right-of-use asset and lease liability of $3,273. See Note 20, “Leases”, of these notes to the consolidated financial statements for additional details.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This ASU clarifies whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The guidance is effective for public companies for fiscal years beginning after December 15, 2017 and should be applied retrospectively to each period presented. VIZIO adopted the ASU on January 1, 2018 and determined that the impact is not material.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350), which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The Company early adopted ASU 2017-04 on January 1, 2018. The Company did not incur a material impact to the consolidated financial statements due to the adoption of this guidance.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee Share based Payments. This ASU expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The standard is effective for public entities for fiscal years beginning after December 15, 2018, with early adoption permitted, but no earlier than the Company’s adoption date of Topic 606. The new guidance is required to be applied on a modified retrospective basis with the cumulative effect recognized at the date of initial application. The Company adopted ASU 2018-07 on January 1, 2019 and determined that the impact is not material.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). ASU 2016-13 revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which results in more timely recognition of losses on financial instruments, including, but not limited to, available for sale debt securities and accounts receivable. The guidance is effective for the Company’s annual reporting period beginning after December 15, 2019. In 2020, the Company adopted Topic 326 and concluded that the adoption did not have a material impact on the consolidated financial statements.

(z)	Reclassifications

The Company has reclassified certain amounts relating to its prior period results. In 2020, the Company reviewed the classification of engineering costs within selling, general, and administrative and concluded that certain amounts qualified as research and development based on the related activities performed and as a result reclassified certain prior year amounts to conform to the current year presentation. These reclassifications have not changed the results of operations of prior periods. See (o) above for further information.

(3)	Significant Manufacturers

VIZIO purchases a significant amount of its product inventory from certain manufacturers. The inventory is purchased under standard product supply agreements that outline the terms of the product delivery. Once all aspects of the product are agreed upon, the manufacturers are then responsible for transporting the product to their warehouses located in the United States. The manufacturers are considered the importers of record and are required to insure the product as it is shipped to the warehouses. The title and risk of loss of the product passes to VIZIO upon shipment from the manufacturer’s warehouse in the United States to the customer. The product supply agreement stipulates that the manufacturer will (i) generally reimburse VIZIO for at least a portion of the price protection or sales concessions negotiated between the Company and customers on product purchased, and (ii) indemnify VIZIO against all liability resulting from valid and enforceable patent infringement with regard to product purchased under the agreement except if such infringement arises out of the Company’s modification or misuse of the product.

The Company has the following significant concentrations related to suppliers:

	December 31, 2019	December 31, 2020
Inventory purchases:
Supplier A	26%	29%
Supplier B – related party	11	8
Supplier C – related party	8	1
Supplier D – related party	39	44

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

	Year Ended
	December 31, 2019	December 31, 2020
Accounts payable:
Supplier A	30%	16%
Supplier B – related party	7	6
Supplier C – related party	5	—
Supplier D – related party	45	21

The Company is currently reliant upon these manufacturers for products. Although VIZIO can obtain products from other sources, the loss of a significant manufacturer could have a material impact on the Company’s financial condition and results of operations as the products that are being purchased may not be available on the same terms from another manufacturer.

The Company has also recorded other receivables of $16,056 and $3,033 due from the manufacturers as of December 31, 2019 and 2020, respectively. The other receivable balances are attributable to price protection and customer allowances as well as accrued royalties due in connection with the settlement of certain patent infringement cases for units shipped, which are indemnified by the Company’s manufacturers and are recognized at the time the aforementioned liabilities are incurred. The net effect is recorded in the consolidated statements of operations as a reduction to cost of goods sold.

Additionally, the Company has a security agreement executed under the provisions of the Uniform Commercial Code by one of the related party manufacturers such that the manufacturer has a lien on a portion of the Company’s accounts receivable limited solely to the sale of that particular manufacturer’s manufactured product sold by VIZIO. The portion of accounts receivable subject to this lien approximates 3% and 0% as of December 31, 2019 and 2020, respectively. As of December 31, 2020, the accounts receivable balance is $0.

(4)	Significant Customers

VIZIO is a wholesale distributor of televisions and other home entertainment products, which are sold to the largest retailers and wholesale clubs in North America, primarily in the United States. The Company’s sales can be impacted by consumer spending and the cyclical nature of the retail industry. The following customers account for more than 10% of revenue or 10% of accounts receivable:

	Year Ended
	December 31, 2019	December 31, 2020
Net Revenue:
Customer A	43%	49%
Customer B	14	11
Customer C	14	12
Customer D	15	10
Customer E	6	10

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

	Year Ended
	December 31, 2019	December 31, 2020
Net Receivables
Customer A	45%	41%
Customer B	17	18
Customer C	16	16
Customer D	11	8

Customer A and Customer C, and certain other customers not separately identified in the table above, are affiliates under common control. Collectively, they comprised 57% and 58% of VIZIO’s net revenue for the years ended December 31, 2019 and 2020, respectively. Their collective accounts receivable balance as of December 31, 2019 and 2020 was 61% and 57%, respectively. However, throughout VIZIO’s history and presently, the Company has dealt with separate purchasing departments at Customer A and Customer C, and have at times sold products to Customer C without selling products to Customer A.

(5)	Fair Value Measurements

The following tables present the Company’s cash and cash equivalents, net unrealized gains/losses and fair value by significant investment category:

	December 31, 2019
	Adjusted cost	Net unrealized gains (losses)	Fair value	Cash and cash equivalents
Cash and cash equivalents	$176,579	$—	$176,579	$176,579

Total	$176,579	$—	$176,579	$176,579

	December 31, 2020
	Adjusted cost	Net unrealized gains (losses)	Fair value	Cash and cash equivalents
Cash and cash equivalents	$207,728	$—	$—	$207,728

Total	$207,728	$—	$—	$207,728

Gross unrealized gains and losses were not significant in 2019 and 2020 and, therefore, are not presented separately.

(6)	Accounts Receivable

Accounts receivable consists of the following:

	As of
	December 31, 2019	December 31, 2020
Accounts receivable	$362,321	$406,608
Allowance for sales returns	(1,585)	(981)
Allowance for doubtful accounts	(22)	(18)

Total accounts receivable, net of allowances	$360,714	$405,609

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

VIZIO maintains credit insurance on certain accounts receivable balances to mitigate collection risk for these customers. The Company evaluates all accounts receivable for the allowance for doubtful accounts.

(7)	Inventories

Inventories consist of the following:

	As of
	December 31, 2019	December 31, 2020
Inventory on hand	$2,754	$3,237
Inventory in transit	10,498	7,308

Total inventory	$13,252	$10,545

(8)	Property and Equipment

Property and equipment consist of the following:

	As of
	December 31, 2019	December 31, 2020
Building	$9,998	$9,998
Machinery and equipment	1,242	1,284
Leasehold improvements	3,438	3,438
Furniture and fixtures	2,251	2,840
Computer and software	18,064	19,184
Automobile & truck	22	22

Total property and equipment	35,015	36,766
Less accumulated depreciation and amortization	(27,281)	(28,837)

Total property and equipment, net	$7,734	$7,929

Depreciation expense was $4,973, $3,646, and $1,556 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Company’s long-lived assets, which include property, plant and equipment and other intangible assets of $8,503 and $8,060 as of December 31, 2019 and 2020, respectively, are located entirely within the United States.

(9)	Revenue

The Company adopted the new revenue recognition accounting standard, ASC 606, effective January 1, 2018 on a modified retrospective basis and applied the new standard only to contracts that were not completed contracts prior to January 1, 2018. See Note 2, Significant Accounting Policies, of these notes to the Company’s consolidated financial statements for a description of the Company’s ASC 606 revenue recognition accounting policy. The Company disaggregates revenue by (i) Device Revenue, and (ii) Platform+ Revenue, as it believes it best depicts how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors. See consolidated statements of operations and comprehensive income for disaggregation of revenue.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

The revenue recognized from the contract liabilities consisted of the Company satisfying performance obligations during the normal course of business. The Company did not identify nor record any contract assets as of December 31, 2019 and 2020. Additionally, no costs associated with obtaining contracts with customers were capitalized, nor any costs associated with fulfilling its contracts. All costs to obtain contracts were expensed as incurred as a practical expedient.

(10)	Segment Information

Operating segments are components of an enterprise for which discrete financial reporting information is available and evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company has identified its Chief Executive Officer as the CODM. The CODM views the Company’s operations and manages the businesses as two operating segments, which are also the Company’s reportable segments: (i) Device Revenue, and (ii) Platform+ Revenue. The CODM reviews the operating results of these segments on a regular basis and allocates company resources to these two segments based on the needs of each segment and the availability of resources. The Company assesses its determination of operating segments at least annually.

Segment revenue and gross profit are disclosed on the face of the statement of operations.

(11)	Goodwill and Other Intangible Assets

(a)	Goodwill

The Company’s goodwill balance was $44,788 as of December 31, 2019 and 2020. The goodwill balance was determined based on the excess of the purchase price paid over the fair value of the identifiable net assets acquired and represents its future revenue and earnings potential and certain other assets acquired that do not meet the recognition criteria, such as assembled workforce.

The Company performed an impairment test of its goodwill as of the first day of the fourth fiscal quarter in accordance with its accounting policy. The results of this test indicated that the Company’s goodwill was not impaired. No goodwill impairment was recorded for the years ended December 31, 2018, 2019 and 2020.

(b)	Other Intangible Assets

Intangible assets primarily consist of acquired developed technology, customer relationships, trademarks resulting from business combinations and acquired patent intangible assets, which are recorded at acquisition-date fair value, less accumulated amortization. The Company determines the appropriate useful life of its intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives using a straight-line method, which approximates the pattern in which the economic benefits are consumed.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

Acquired intangible assets from business combinations and accumulated amortization consist of the following:

	December 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount
Developed technology	$5,500	$(4,977)	$523
Customer relationships	1,870	(1,870)	—
Trademarks	30	(30)	—

Total	$7,400	$(6,877)	$523

	December 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
Developed technology	$5,500	$(5,500)	$—
Customer relationships	1,870	(1,870)	—
Trademarks	30	(30)	—

Total	$7,400	$(7,400)	$—

Amortization expense recorded for intangible assets for the years ended December 31, 2018, 2019 and 2020 was $1,225, $860 and $523, respectively, and is included in cost of goods sold. The weighted-average remaining useful life for developed technology as of December 31, 2020 was 0.0 years.

VIZIO has a portfolio of patents that provide a variety of benefits including defense against in progress and potential future lawsuits. The acquired patents and related fees are recorded at cost (which approximates fair value) and are being amortized using the straight-line method over the average life of the underlying patents. There were no patents purchased in 2019 and 2020.

The acquired patent intangible assets are as follows:

	As of
	December 31, 2019	December 31, 2020
Acquired patents	$7,663	$7,663
Less accumulated amortization	(7,417)	(7,532)

Total patents	$246	$131

Amortization expense on acquired patent intangibles for the years ended December 31, 2018, 2019, and was $115, $115 and $115, respectively, and is included in cost of goods sold. The weighted-average remaining useful life for acquired patents as of December 31, 2020 was 1.0 years.

Estimated future amortization of acquired intangible assets from business combinations and acquired patent intangible assets is as follows for the years ending December 31:

2021	$115
2022	7
2023	7
2024 and thereafter	2

Total amortization expense	$131

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

(12)	Accrued Expenses

The Company’s accrued expenses consisted of the following (in thousands):

	As of
	December 31, 2019	December 31, 2020
Accrued price protection	$91,058	$61,331
Accrued other customer related expenses	39,381	54,404
Accrued supplier related expenses	5,975	12,434
Accrued payroll expenses	13,604	10,874
Accrued tax expenses	2,856	2,741
Accrued other expenses	7,666	13,175

Total accrued expenses	$160,540	$154,959

(13)	Stockholders’ Equity

(a)	Convertible Preferred Stock

The Company is authorized to issue 25,000 shares of convertible preferred stock with $0.0001 par value, of which 250 shares are designated as Series A convertible preferred stock. The Series A convertible preferred stock was issued with the following terms:

Voting Rights: The holders of convertible preferred stock have no voting rights but are entitled to participate as one class of stock in the election of one member of the Company’s Board of Directors.

Dividend Rate: The holders of Series A convertible preferred stock are entitled to receive cumulative dividends in preference to any dividends on the Company’s outstanding common stock at the per annum rate of 6% of the stated value when and as declared by the Board of Directors. In 2018 and 2019, the Board of Directors did not declare a dividend payment for preferred or common stockholders. Accumulated preferred dividends not yet paid were $445 and $565 at December 31, 2019 and 2020, respectively.

Conversion Feature: Each share of Series A convertible preferred stock is automatically convertible into shares of common stock upon the occurrence of an underwritten public offering resulting in aggregate net proceeds of at least $15,000 and pursuant to a registration statement under the Securities Act of 1933 or on any recognized foreign exchange. Each share of Series A convertible preferred stock shall be converted by dividing the initial issuance price by the conversion price upon the commencement of a transaction as defined above. The conversion price shall be the initial issuance price as adjusted for any anti-dilution provisions as defined in the articles of incorporation.

Liquidation Preference: The holders of the preferred stock are entitled to receive, in preference to the holders of the common stock, a per share amount equal of $14.84 plus all declared but unpaid dividends on such shares. After the holders of the Series A convertible preferred stock receive their full liquidation preference, only then shall all other stockholders be entitled to share in the remaining proceeds based on the number of shares held. Additionally, after the payment of the liquidation preference, any of the Company’s remaining assets shall be distributed ratably to the holders of the common stock and preferred stock.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

(b)	Common Stock

At December 31, 2020, the Company is authorized to issue 675,000,000 shares of common stock with $0.0001 par value, of which 150,831 shares are issued and outstanding. The Class A common stock was issued with the following terms:

Voting Rights: Each holder of shares of the Company’s Class A common stock is entitled to cast one vote for each such share of Class A common stock outstanding in the holder’s name.

Dividends: The holders of the Company’s Class A common stock are entitled to dividends in the event declared by the Company’s Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside.

Liquidation: In the event of the Company’s liquidation, dissolution or winding up, the holders of the Series A convertible preferred stock and holders of Class A common stock will be entitled to share pro rata in the assets remaining after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Common Stock Issuance: On June 20, 2018, VIZIO issued 12,978 shares of its Class A common stock for $70,000, or $5.39 per share, to two related party manufacturers, Supplier B and Supplier D. In conjunction with this common stock issuance, VIZIO entered into strategic cooperation agreements with these suppliers. If certain conditions set out in the agreements are achieved, the agreements provide opportunities for potential further equity investment in VIZIO, preference in future board member assignment, and future strategic financial incentives. The value of these were determined to be immaterial within the arrangement and to the consolidated financial statements.

Warrant Issuance: On December 31, 2019, VIZIO issued warrants to the same two suppliers in accordance with the strategic cooperation agreements entered into on June 20, 2018, upon the achievement of certain purchase volume milestones as set out in the strategic cooperation agreements. The warrants provide the suppliers the right to purchase a total of $15,000 of Class A common stock at an exercise price of $5.39 per share. The awards are exercisable in cash for a period of six months from the grant date and have a fair value of $1,927 at the grant date. The warrants were valued using the Black-Scholes option pricing model as of the issuance date and have been expensed in full within cost of goods sold within the consolidated statement of operations. Assumptions used include the annualized volatility of 47.55%, fair value of common stock of $5.39 and the dividend rate of 3.08%. In July 2020, the warrants expired unexercised.

(14)	Stock-Based Compensation

The Company’s Board of Directors adopted the 2007 Incentive Award Plan (2007 Plan), which provides for the granting of qualified and nonqualified stock options, restricted stock awards, restricted stock units and stock appreciation rights of up to 31,689 shares of common stock to eligible employees and directors. The primary purpose of the Plan is to enhance the Company’s ability to attract, motivate, and retain the services of qualified employees, officers, and directors. Any stock options or stock appreciation rights granted under the Plan will have a term of not more than 10 years and the vesting of the awards are set at the discretion of the Board of Directors but is not expected to exceed four years. All awards are subject to forfeiture within 90 days if employment or other services terminate prior to the vesting of the awards.

In August 2017, the Company’s Board of Directors adopted the 2017 Incentive Award Plan (2017 Plan), which provides for the granting of qualified and nonqualified stock options, restricted stock awards, restricted stock units, dividend equivalents, stock appreciation rights and other stock-based awards. The

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

2017 Plan provides for up to 24,444 shares of common stock to eligible employees and directors plus any shares available for issuance under the 2007 Plan, or shares that become available for issuance due to the forfeiture of previously granted stock options under the 2007 Plan. The primary purpose of the Plan is to enhance the Company’s ability to attract, motivate, and retain the services of qualified employees, officers, and directors. Any stock options or stock appreciation rights granted under the Plan will have a term of not more than 10 years and the vesting of the awards are set at the discretion of the Board of Directors but is not expected to exceed four years.

Stock Option Awards

A summary of the status of the Company’s stock option plans as of December 31, 2018, 2019 and 2020 is presented below:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at December 31, 2018	15,810	$2.66	7.3
Granted	1,948	5.40
Exercised	(65)	2.89		$162
Forfeited	(1,038)	2.96

Outstanding at December 31, 2019	16,655	2.96	6.1
Granted	4,066	7.33
Exercised	(232)	3.11		$1,805
Forfeited	(4,073)	2.59

Outstanding at December 31, 2020	16,416	$4.16	7.1	$71,934

Stock options vested December 31, 2020	9,266	$4.01	6.2	$66,279

	Year Ended
	December 31, 2019	December 31, 2020
Weighted average grant date fair value of stock options granted during the year	$13.77	$20.02

A summary of the nonvested stock options as of December 31, 2019, and 2020 is as follows:

	Shares	Weighted average grant date fair value
Nonvested at December 31, 2018	8,796	$0.67
Granted	1,944	1.53
Forfeited	(753)	0.78
Vested	(3,058)	0.84

Nonvested at December 31, 2019	6,933	0.90

Granted	4,066	2.22
Forfeited	(898)	1.72
Vested	(2,947)	0.88

Nonvested at December 31, 2020	7,154	$1.64

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

The following provides information on the weighted-average assumptions used for stock options granted during the years ended as follows:

	Year Ended
	December 31, 2018	December 31, 2019	December 31, 2020
Number of options granted	720	1,944	4,066
Volatility factor	40.75%-40.98%	39.00%	40.46%
Expected term	6.25 Years	6.25 Years	6.25 Years
Dividend yield	5.56%	3.08%	2.37%
Risk-free interest rate	2.77%-2.83%	1.45%	0.35%
Fair market value per share of common stock approved by the Company’s Board of Directors at the time of grant	$2.89	$5.39	$7.33
Fair market value per option determined using a Black-Scholes-Merton Option pricing model for purposes of determining compensation expense	$0.69	$1.53	$2.22

Stock compensation expense of $5,236, $4,079, and $4,776 was recognized in the consolidated statements of operations as selling, general and administrative expense in 2018, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, the Company had $8,292 and $12,037, respectively, of unrecognized compensation costs related to stock-based payments, which is expected to be recognized over a weighted average vesting period of approximately 2.9 years and 1.97 years, respectively.

Restricted Stock Awards

Effective October 29, 2010, the Board of Directors granted a total of 4,995 restricted stock awards to the Company’s Chief Executive Officer and Chief Operating Officer with a stock price of $1.93 per share. The restricted stock awards vest and become nonforfeitable ratably over a four-year period assuming VIZIO made its first public offering of common stock pursuant to a registration statement filed with the Securities and Exchange Commission during this period. Under the terms of the grant, if a public offering did not occur within the four-year vesting period, the restricted stock awards would remain outstanding and unvested for an additional three-year period and all shares would vest contingent upon an initial public offering. If after seven years, VIZIO was not successful at completing an initial public offering, all of the restricted stock awards would forfeit. Effective April 25, 2017, the forfeiture date on these awards was extended to December 31, 2020. In estimating the fair value of the common stock at the grant date, the Company engaged an independent valuation specialist to assist in determining the stock price.

Effective December 29, 2017, the Board of Directors granted a total of 1,179 restricted stock awards to members of senior management with a stock price of $2.89 per share. On October 8, 2019, the Board of Directors granted a total of 234 restricted stock awards to members of senior management with a stock price of $5.39 per share. On December 31, 2020, the Board of Directors granted a total of 2,034 restricted stock units to members of senior management with a stock price of $8.54 per share. The restricted stock units vest and become nonforfeitable ratably over a one to four-year period assuming VIZIO made its first public offering of common stock pursuant to a registration statement filed with the Securities and Exchange Commission during this period. Under the terms of the grant, if a public offering does not occur within the vesting period, the restricted stock awards remain outstanding and unvested for an additional period and all shares shall vest contingent upon an initial public offering. Since the vesting of the restricted stock awards is contingent upon an initial public offering, VIZIO has deferred the recognition of compensation expense for

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

these shares until such time that the contingencies are resolved. In estimating the fair value of the common stock at the grant date, the Company engaged an independent valuation specialist to assist in determining the stock price.

Given the absence of a public trading market, the Company’s board of directors consider numerous objective and subjective factors to determine the fair value of the common stock at each grant date. These factors include, but are not limited to (a) the prices at which the Company sold its Class A common stock to outside investors in arms-length transactions, (b) an independent third-party valuation of the Company’s Class A common stock, (c) the Company’s results of operations, financial position, and capital resources, (d) industry outlook, (d) the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company, given prevailing market conditions, (e) the history and nature of the Company’s business, industry trends and competitive environment; and (f) general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends, including the impact of COVID-19.

(15)	Net Income (Loss) Per Share

The Basic and diluted earnings (loss) per common share is presented in conformity with the two-class method required for participating securities and multiple classes of shares. The Company considers the preferred shares and unvested options granted under the 2017 Incentive Plan to be participating securities.

For each period presented, cumulative preferred dividends earned on preferred stock are subtracted from net income (loss) in calculating the net income (loss) attributable to common stockholders. For any period in which the Company records net income, undistributed earnings allocated to the participating securities are subtracted from net income in determining net income attributable to common stockholders. The undistributed earnings have been allocated based on the participation rights of preferred shares, common shares, and unvested stock options under the 2017 Incentive Plan as if the earnings for the year have been distributed. For periods in which the Company recognizes a net loss, undistributed losses are allocated only to common shares as the participating securities do not contractually participate in the Company’s losses. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Participating securities are excluded from basic weighted-average common shares outstanding.

Diluted earnings (loss) per share represents net income (loss) divided by the weighted-average number of common shares outstanding, inclusive of the effect of potential common shares, if dilutive. For the year ended December 31, 2018, the potential dilutive shares were not included in the computation of diluted earnings (loss) per common share as the effect of including these units in the calculation would have been anti-dilutive. For the years ended December 31, 2018, 2019 and 2020, the potential dilutive shares relating to outstanding stock options were included in the computation of diluted earnings.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

Basic and diluted earnings (loss) per share and the weighted-average shares outstanding have been computed for all periods as shown below:

	Year Ended December 31,
	2018	2019	2020
Numerator
Net income (loss)	$(156)	$23,086	$102,475
Less: Undistributed accumulated dividends on preferred shares	(120)	(120)	(120)

Undistributed earnings	(276)	22,966	102,355
Less: Undistributed earnings attributable to participating securities	—	(4,960)	(22,115)

Net income (loss) attributable to common shareholders	$(276)	$18,006	$80,240

Denominator
Weighted-average common shares	137,961	144,127	144,381
Weighted-average effect of dilutive securities	—
Employee stock options	—	2,936	2,631

Weighted average common shares outstanding-diluted	137,961	147,063	147,012

Basic net income (loss) per share attributable to common stockholders	$0.00	$0.12	$0.56
Diluted net income (loss) per share attributable to common stockholders	$0.00	$0.12	$0.55
Anti-dilutive equity awards under stock-based award plans excluded from the determination of diluted EPS	6,624	3,652	5,067

(16)	Income Taxes

The components of Provision for (benefit from) income taxes consist of the following:

	As of
	December 31, 2018	December 31, 2019	December 31, 2020
Current:
Federal	$(1,402)	$8,288	$23,745
State	269	617	4,287
Foreign	(579)	(570)	12

Total current income tax expense (benefit)	(1,712)	8,335	28,044

Deferred:
Federal	1,221	(582)	1,884
State	(137)	(34)	40
Foreign	—	—	—

Total deferred income tax expense (benefit)	1,084	(616)	1,924

Total	$(628)	$7,719	$29,968

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets (liabilities) are as follows:

	As of
	December 31, 2019	December 31, 2020
Deferred tax assets:
Accrued license payments	$9,078	$7,687
Stock compensation	1,854	2,199
Accrued rebates	12,177	6,574
Accrued Legal Fees	1,440	3,080
Accrued Recycling Fees	—	2,335
Accrued Other	1,295	1,816
Leases	—	1,951
NOL carryforwards	2,614	2,447
Depreciation and amortization	913	—
Other	2,194	2,371

	31,565	30,460
Less valuation allowance	(2,212)	(2,218)

Deferred tax assets	$29,353	$28,242

Deferred tax liabilities:
Federal impact of state taxes	$(777)	$(512)
Depreciation and amortization	—	(1,078)

Deferred tax liabilities	(777)	(1,590)

Net deferred tax assets	$28,576	$26,652

As of December 31, 2020, the Company has gross federal and state net operating loss carryforwards of $4,161 and $10,446, respectively, which, if unused, will expire in years 2027 through 2037. A portion of the net operating losses are subject to annual limitations as a result of past acquisitions, which constitutes a change of ownership as defined under Internal Revenue Code Section 382. The Company believes that it is more likely than not that VIZIO will generate earnings in the future and will be able to realize the benefit of the net operating losses.

As of December 31, 2020, the Company has California net operating loss of $923 and Federal and California tax credit carryforwards of $86 generated from the pre-acquisition years and has provided a valuation allowance of $1,009 of those California carryforwards since its entity’s relative apportionment percentage is effectively zero due to intercompany sales elimination for the combined group filing. The state tax credit has no expiration date.

The change to the valuation allowance was primarily due to the change in the state effective tax rates. VIZIO has maintained a valuation allowance of $1,469 on the deferred tax assets related to state and foreign net operating losses and research and development credit carryforwards.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

The income tax provision differs from the amount obtained by applying the statutory tax rate as follows:

	As of
	December 31, 2018	December 31, 2019	December 31, 2020
Income tax provision at statutory rate	$(165)	$6,469	$27,813
State income taxes (net of federal benefit)	19	1,003	4,801
Permanent tax differences	746	637	(145)
Tax differential on foreign earnings	(963)	82	(370)
Effect of U.S. tax law change	968	(57)	(11)
Tax credits	(475)	(466)	(2,742)
Tax contingencies	540	516	985
Prior year adjustments	(938)	(338)	(199)
Other	(360)	(127)	(164)

Total (benefit from) provision for income taxes	$(628)	$7,719	$29,968

As of December 31, 2020, VIZIO has $3,073 in liabilities for unrecognized tax benefits inclusive of penalties. A reconciliation of the beginning and ending amount of unrecognized tax benefits, exclusive of penalties, is as follows:

	As of
	December 31, 2019	December 31, 2020
Unrecognized tax benefit at January 1	$2,065	$1,910
Gross increases – tax position in prior period	1,048	956
Settlement	(1,203)	—

Unrecognized tax benefit at December 31	$1,910	$2,866

As of December 31, 2019 and 2020, unrecognized tax benefits of $1,569 and $2,608, respectively, would affect the effective tax rate if recognized.

The total amount of interest and penalties related to unrecognized tax benefits in the consolidated statements of operations is $93, $222 and $588 for the years ended December 31, 2018, 2019 and 2020, respectively. The total amount of interest and penalties related to unrecognized tax benefits in the consolidated balance sheets is $564 and $1,161 as of December 31, 2019 and 2020, respectively.

The Company files income tax returns in the U.S. federal, state and foreign jurisdictions. For federal tax purposes, there is a 3-year statute of limitations and the Company is no longer subject to U.S. federal tax examinations for years prior to 2015. During 2019, the Internal Revenue Service commenced an income tax audit for 2015, 2016, and 2017 which is on-going. Management believes that an adequate provision has been made for any adjustments that may result from tax examinations. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs. Although timing of the resolution and/or closure of the audit is not certain, the Company does not believe it is reasonably possible that its unrecognized tax benefits would materially change in the next 12 months. In general, the Company is no longer subject to state tax examinations for years prior to 2015. The Company also files income tax returns in various foreign jurisdictions. The following tax years remain subject to examinations:

Major jurisdiction	Open years
China	2017–2019
Mexico	2015–2019

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

(17)	Defined Contribution Retirement Plan

VIZIO maintains a 401(k) defined contribution plan allowing eligible U.S.-based employees to contribute up to an annual maximum amount as set periodically by the Internal Revenue Service. The Company provides for solely discretionary matching contributions on the employee deferred amounts. In December 2018, 2019 and 2020, the Company approved discretionary matching contributions of $223, $547 and $946 respectively, which were funded in February 2019, 2020 and 2021, respectively.

(18)	Accrued Royalties

VIZIO is engaged in, and in certain cases has settled, various claims and suits alleging the infringement of patents related to certain television technology that were initiated by television manufacturers and other nonmanufacturers. In connection with the disposition of some of these claims and suits, the Company has entered into, or may enter into, license arrangements, which may include royalty payments to be made for historical and/or prospective sales of the Company’s products. Certain of these settlements have included cross-licenses, covenants not to sue, and litigation holds.

In connection with these existing license agreements as well as existing or potential settlement arrangements, the Company recorded an aggregate accrual of $84,751 and $81,143 for all historical product sales as of December 31, 2019 and 2020, respectively. To the extent that VIZIO is indemnified under its product supply agreements with its manufacturers, the Company has offset intellectual property expenses and recorded amounts as other receivable balances included in other current assets. Historically, VIZIO has been contractually indemnified and reimbursed by its manufacturers for most intellectual property royalty obligations and commitments. The Company will make future payments for the licensed technologies with funding received from the manufacturers, either through direct reimbursement from the manufacturers or payment of the net purchase price, as these royalty payments become due. In certain circumstances, VIZIO has the contractual ability to renegotiate the annual license fee in future years if certain unit sales volumes are not met in a given year.

A summary of future commitments on royalty obligations as of December 31, 2020 is as follows:

2021	$16,960
2022	13,015
2023	8,302
2024	2,750
2025 and thereafter	500

Total	$41,527

For potential future settlements related to historical sales for which the Company does not expect to be reimbursed, a reserve of $47,427 and $49,643 has been recorded as of December 31, 2019 and 2020, respectively, as part of accrued royalties. At December 31, 2019 and 2020, an additional $50 and $0, respectively, of the total reserve is specific to manufacturers, which management believes may not exhibit the financial ability or intent to comply with the contractual indemnification provisions of the product supply agreements. Any patent infringement lawsuit in which VIZIO is not indemnified is expensed when management determines that it is probable that a liability has been incurred and the amount is estimable.

In certain instances, the Company administers refundable deposits on behalf of its manufacturers for asserted intellectual property infringement claims and related active litigation in accordance with the terms of the supply agreements. The use of the refundable deposits is limited to the resolution or settlement of these claims and active cases. Management reviews the nature of these claims and active cases with the

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

manufacturers on a periodic basis. The deposit amounts received and recorded are determined and adjusted quarterly based on mutual consent of both parties and using all available information at that time. In the event of an unfavorable resolution or settlement that exceeds the amount recorded as a refundable deposit, the excess shall be paid by VIZIO and then reimbursed by the manufacturer in accordance with the contractual indemnification provisions in the product supply agreement. Refundable deposits of $37,274 and $31,500 have been recorded as of December 31, 2019 and 2020, respectively, which are presented within accrued royalties in the consolidated balance sheets.

In the ordinary course of business, management anticipates that VIZIO will be party to various claims and suits including disputes arising over intellectual property rights and other matters. The Company intends to vigorously defend against such claims and suits; however, the ultimate outcome of such claims may remain unknown for some time. Based on all of the information available to date, management does not believe that there are any claims or suits that would have a material adverse effect on the Company’s financial condition, results of operations, or liquidity.

(19)	Other Income

On July 26, 2016, VIZIO entered into a definitive agreement with LeEco V Ltd. (LeEco), a China based electronics company, to acquire all of VIZIO’s outstanding shares for $2,000,000. On April 5, 2017, VIZIO executed a termination and mutual release agreement to terminate the definitive agreement, and received a fee of $40,000 on April 10, 2017, and $10,000 on December 7, 2018.

(20)	Leases

The Company has various non-cancelable operating leases for its corporate and satellite offices primarily in the United States. These leases expire at various times through 2026.

The table below presents supplemental balance sheet information related to the Company’s operating leases as follows (in thousands, except lease term and discount rate):

		As of
		December 31,	December 31,
	Classification	2019	2020
Assets:
Right of use assets	Other assets	$5,044	$7,993
Liabilities:
Lease liabilities—current	Other current liabilities	$1,775	$2,856
Lease liabilities—noncurrent	Other long-term liabilities	$3,269	$5,137
Weighted Average Remaining Lease term		2.7 years	3.7 Years
Weighted Average Discount Rate		4.30%	3.40%

The following lease costs were included in the Company’s consolidated statements of operations and comprehensive income (in thousands):

	Year Ended
	December 31,	December 31,	December 31,
	2018	2019	2020
Operating lease costs	$2,754	$2,971	$2,780

Total lease costs	$2,754	$2,971	$2,780

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

The table below reconciles the undiscounted cash flows of the operating leases for each of the first five years, and total of the remaining years, to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2020.

2021	$2,913
2022	2,021
2023	1,333
2024	943
2025 and thereafter	1,335

Total minimum lease payments	8,545
Less imputed interest	(552)

Total lease liabilities	$7,993

The future lease payments have not been reduced by minimum sublease rentals of $378 due in the future under noncancelable subleases.

VIZIO has a 13% ownership interest in Spyglass Tesla LLC (Spyglass), a corporation that owns and manages the building in which VIZIO maintains its corporate headquarters in Irvine, California. Spyglass is principally owned by two related parties, and VIZIO does not have significant influence over the operations and governance of Spyglass. As such, the Company accounts for the $500 investment in the members’ equity of Spyglass as an investment in equity securities without a readily determinable fair value, which is included in other assets in the consolidated balance sheets as of December 31, 2019 and 2020. Additionally, VIZIO executed a noncancelable operating lease with Spyglass, which will expire in January 2022. Net rent expense under this operating lease was approximately $909, $873 and $1,004 for the years ended December 31, 2018, 2019 and 2020, respectively.

In 2011, the Company purchased a building adjacent to the corporate headquarters and in 2015, the Company leased a building near the corporate headquarters. The Company leases and subleases available office space in those buildings to manufacturers and other third parties and recognizes rental income. For the years ended December 31, 2018, 2019 and 2020 rental income from tenants was approximately $597, $465 and $403, respectively.

(21)	Commitments and Contingencies

(a)	Volume Commitments

Certain product supply agreements include a volume supply commitment on up to 13 weeks of inventory forecasted by the Company. Management provides periodic forecasts to manufacturers at which time they consider the first 13 weeks of supply to be committed. As of December 31, 2020, no liabilities were recorded related to this supply commitment.

(b)	Revolving Credit Facility

(i)	Bank of America Facility

On April 13, 2016, VIZIO entered into a credit agreement with Bank of America, N.A. Under the credit agreement, Bank of America, N.A. agreed to provide VIZIO with a revolving credit line of up to $50,000 with a maturity date of April 13, 2021, for the purposes of repurchasing certain outstanding shares of common stock held by a related party supplier and other general business requirements, including working capital. The Company’s indebtedness to Bank of America, N.A. under the credit agreement is collateralized by substantially all of the Company’s assets.

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

Any indebtedness under this credit agreement bears interest at a variable rate based either on LIBOR, the federal funds rate, or the prime rate. The credit agreement contains affirmative and negative covenants which, among other things, requires the Company to deliver to Bank of America, N.A. specified annual and monthly financial information.

VIZIO repaid the Bank of America Facility on September 26, 2018. Interest expense and unused fees were $1,479 for the year ended December 31, 2018. Unused fees related to this line of credit was $324 and $191 for the year ended December 31, 2019 and 2020, respectively. The Company is in compliance with all required financial covenants as of December 31, 2020.

(c)	Legal Matters

Several data privacy lawsuits were filed against VIZIO involving its data collection and use practices for internet connected televisions alleging various federal and/or state law violations. In April 2016, the complaints were consolidated into a multi-district litigation and transferred to the United States District Court for the Central District of California (the Court). The parties participated in voluntary mediation in first quarter of 2018. In March 2018, parties accepted a mediator’s proposal of $17,000 to resolve the matter. The proposal involves a cash contribution from VIZIO in the amount of $9,000 with the remaining balance being insurance contribution. In January 2019, the Company paid $1,700, and in August 2019, VIZIO paid the remaining $7,300, to settle this matter.

Advanced Micro Devices, Inc. (AMD) presented the Company with a claim letter dated May 11, 2015 in which AMD claimed the Company is infringing its patents that cover graphics processing and semiconductor technologies. On January 23 and 24, 2017, respectively, AMD filed complaints in the U.S. District Court for the District of Delaware and the International Trade Center (ITC) alleging infringement of AMD’s U.S. patents. On August 22, 2018, the ITC ruled against VIZIO and recommended limited exclusion and cease and desist orders. On August 30, 2018, the parties entered into a settlement agreement including payments of $39,000 in total, and the cases were subsequently dismissed. Of the $39,000 settlement outlined in the agreement, $15,000 was negotiated to apply to the release for units shipped prior to the effective date of the agreement which is indemnified by VIZIO’s suppliers. This is reflected in the first three payments due to AMD under the license, which were paid by the end of 2018. Payments beginning with the fourth payment are scheduled on an annual basis in May of each subsequent calendar year for payment of ongoing license from September 2018 and included in accrued royalties in note 18.

In November 2020, the Company entered into a settlement agreement with AmTRAN Technology Co., Ltd., or AmTRAN and one of its subsidiaries. AmTRAN is a beneficial holder of more than 5% of the Company’s Series A convertible preferred stock. Pursuant to the settlement agreement, the Company agreed, among other things, to pay AmTRAN approximately $8,200. In return, on November 23, 2020 AmTRAN terminated its security agreement. AmTRAN further agreed to pay outstanding fees owed by it for IP licenses related to the manufacturing of the Company’s devices. The parties further agreed that VIZIO would continue to retain a reserve of approximately $4,000 for payment of, future claims attributable to devices manufactured by AmTRAN. On December 31, 2022 VIZIO will release to AmTRAN the lesser of (i) 50% of the remaining balance of the reserve or (ii) approximately $2,000, with a like amount to be retained by the Company.

(22)	Subsequent Events

In February 2021, the Company granted approximately 5,085,000 restricted stock units to various executives and employees. The vesting terms of the restricted stock units range from one to four years. In

VIZIO, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts and percentage data)

addition, after consideration of the difference between $8.54, the per share fair value of the Company’s Class A common stock used to record stock-based compensation for certain equity awards granted in December 2020 and February 2021, and $22.00, which is the midpoint of the price range as set forth in the Company’s planned March 2021 initial public offering, the Company intends to use a linear interpolated fair value from $8.54 to $22.00 to recognize additional future stock-based compensation expense. The Company expects to recognize additional stock-based compensation expense of approximately $11.4 million, $2.0 million, $2.0 million and $1.1 million for the years ending December 31, 2021, 2022, 2023 and 2024, respectively, for the grant of stock options to purchase 277,912 shares of the Company’s Class A common stock and RSUs covering 226,108 shares of the Company’s Class A common stock on December 31, 2020. In addition, the Company’s expects to recognize additional stock-based compensation expense of approximately $50.1 million, $8.0 million, $1.6 million and $1.6 million for the years ended December 31, 2021, 2022, 2023 and 2024, respectively, for the grant of stock options to purchase 76,452 shares of the Company’s Class A common stock and RSUs covering 565,000 shares of the Company’s Class A common stock on February 11, 2021.

On March 15, 2021, the Company amended its amended and restated certificate of incorporation to effect a nine-for-one forward stock split of our Class A common stock. The number of authorized shares of Class A common stock was proportionally increased in accordance with the nine-for-one stock split, and the par value of the Class A common stock was not adjusted as a result of this forward stock split. As a result of the stock split, each share of our Series A preferred stock is convertible into 225 shares of Class A common stock. All Class A common stock, stock options, RSUs and per share information presented within the consolidated financial statements and related notes have been adjusted to reflect this forward stock split on a retroactive basis for all periods presented.

Other than reported above, no events have occurred which require adjustment to or disclosure in the consolidated financial statements.